As filed with the Securities and Exchange Commission on January 21, 2000
                                                         SEC File No. 333-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            -------------------------

                            PEASE OIL AND GAS COMPANY
                 ----------------------------------------------
                (Name of registrant as specified in its charter)


         Nevada                            1311                   87-0285520
 ------------------------------  ---------------------------  ------------------
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer
 incorporation or organization)  Classification Code No.)    Identification No.)


                          751 Horizon Court, Suite 203
                                 P.O. Box 60219
                       Grand Junction, Colorado 81506-8758
                                 (970) 245-5917
        ----------------------------------------------------------------
               (Address, including ZIP Code, and telephone number,
        including area code, of registrant's principal executive offices)


                                   Copies to:

      Alan W. Peryam, Esq.                       Peter A. Basilevsky, Esq.
      Alan W. Peryam, LLC                   Satterlee Stephens Burke & Burke LLP
1120 Lincoln Street, Suite 1000                  230 Park Avenue, Room 1130
  Denver, Colorado 80203-2138                     New York, New York 10169

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                             Proposed Maximum     Proposed Maximum       Amount of
Title of Each Class of                     Amount to be       Offering Price        Aggregate          Registration
Securities To Be Registered                 Registered           Per Unit         Offering Price           Fee
---------------------------               -------------      ----------------     ----------------     ------------
Common Stock, $0.001 par value .......      53,825,222(1)      $0.359375(3)        $19,343,459(1)        $5,106.67

Preferred Stock, $0.001 par value ....     102,410,000(2)      $0.359375(4)        $10,393,479(2)(4)     $2,743.88
                                           -----------          --------            ----------            --------
         Total .......................         --                  --              $29,736,918           $7,850.55
===================================================================================================================

     (1) Represents: (a) the maximum number of shares of Pease common stock issuable in connection with the merger in exchange for shares of Carpatsky common shares (44,959,557 shares) and (b) Pease common stock into which Pease preferred stock is exchangeable (8,865,665 shares).
     (2) Includes 28,920,984 shares of common stock of Pease which may be issued from time to time upon conversion of the preferred stock and an indeterminate number of shares issuable pursuant to anti-dilution provisions of the preferred stock.
     (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) adopted under the Securities Act based on the market price of Registrant's common shares to be issued in the merger.
     (4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) adopted under the Securities Act based on the market price of Registrant's common shares into which the preferred stock is convertible.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

          Carpatsky Petroleum Inc.                Pease Oil and Gas Company
              [logo]                                       [logo]
                        SPECIAL MEETINGS OF STOCKHOLDERS
                 MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Carpatsky Petroleum Inc. and Pease Oil and Gas Company have unanimously approved a merger in which Carpatsky Petroleum Inc. will become a wholly-owned subsidiary of Pease Oil and Gas Company. The combined company will be named Radiant Energy, Inc., and is expected to benefit from the complementary strengths of Carpatsky and Pease.

     In the merger, each share of Carpatsky common stock will be converted into .57842 shares of Radiant Energy common stock and each share of Carpatsky preferred stock will be converted into 1.07292 shares of Radiant Energy preferred stock. The merger will not change the aggregate number of shares held by Pease stockholders before the merger. Pease stockholders' ownership percentage of the total shares outstanding after the merger will decrease. Former shareholders of Carpatsky will own Radiant Energy common and preferred stock equivalent to approximately 87.5% of Radiant Energy. Pease stockholders will own Radiant Energy common stock equivalent to approximately 12.5% of Radiant Energy.

     Shareholders of Carpatsky are being asked, at Carpatsky's special meeting of shareholders, to approve:
     o continuing and redomesticating Carpatsky as a Delaware corporation, and
     o    merging Carpatsky with a subsidiary of Pease.

     have agreed to vote for the redomestication and merger provided that all conditions to the closing of the merger are satisfied.

     Carpatsky's board of directors has unanimously approved redomesticating the corporation in Delaware, the merger agreement and the merger and declared them advisable and recommends that shareholders vote to approve these proposals.

     Stockholders of Pease are being asked, at Pease's special meeting of stockholders, to approve:

     o    issuance of approximately 44.96 million shares of common stock and
          102.41 million shares of preferred stock to holders of Carpatsky common and preferred stock pursuant to the terms of the merger agreement;
     o issuance of approximately 8.87 million shares of common stock in exchange for all outstanding Pease Series B preferred stock;
     o a proposal to amend and restate Pease's articles of incorporation which would change the name of Pease Oil and Gas Company to "Radiant Energy, Inc." and increase the authorized stock to 150,000,000 shares of common stock and 200,000,000 shares of preferred stock; and
     o election of seven directors, only one of whom was a director of Pease before the merger.

     In connection with the merger agreement, holders of all outstanding Series

Neither the SEC nor any state securities commission has approved or disapproved Pease Oil and Gas Company common stock or preferred stock to be issued in the merger or determined if this joint proxy statement and prospectus is accurate or adequate. No securities commission or similar authority in Canada has in any way passed on the merits of the securities offered hereunder and any representation to the contrary is an offense. The required vote to approve the special resolution authorizing the continuance and redomestication of Carpatsky in Delaware is two-thirds of the shares of Carpatsky common stock and preferred stock, voting together as a class, represented at the meeting and voting on the special resolution. Not voting at the meeting, failing to submit a proxy card, or abstaining from voting at the meeting does not have the effect of voting against the continuance and redomestication.

This proxy statement and prospectus is dated ____________, 2000 and is first being mailed to stockholders on or about ______________, 2000.

                       [Inside front cover of prospectus]

                       WHERE YOU CAN FIND MORE INFORMATION

Available Information

     Pease files annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. You may read and copy any document filed with the SEC by Pease, including this registration statement on Form S-4 and exhibits, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information from the SEC's Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies like Pease that are filed electronically with the SEC.

     Carpatsky files annual audited and quarterly unaudited financial statements as well as Information Circulars relating to shareholder meetings (and other information and reports where required) with the Alberta Securities Commission, Fourth Floor, 300-5th Avenue S.W., Calgary AB T2P 3C4. You may read and copy documents maintained by the Securities Commission in its Public Files at the aforesaid address. Information filed electronically may also be obtained at www.SEDAR.com.

     This proxy statement and prospectus is part of a registration statement on Form S-4 filed by Pease with the SEC under the Securities Act of 1933 with respect to this offering of common and preferred stock. This proxy statement and prospectus, which is a part of the registration statement on Form S-4, does not contain all of the information filed with the SEC. For a fuller understanding of this offering, you may wish to see the complete registration statement on Form S-4 that may be obtained from the locations described above

                           FORWARD-LOOKING STATEMENTS

     Some statements contained in this proxy statement and prospectus that are not statements of historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding:

     o    The availability of capital resources;
     o Whether we will be able to maintain and develop our oil and gas properties in Ukraine and successfully market oil and gas produced;
     o Whether we are successful in exploring for oil and natural gas in other areas; and o Volatility in oil and natural gas prices in the United States and throughout Europe.

     Forward-looking statements are subject to factors that could cause actual results to differ materially from future results expressed or implied by forward-looking statements. Factors that may affect such forward-looking statements include, but are not limited to: the contemplated merger not being consummated, Radiant Energy's ability to generate additional capital to complete its planned drilling and exploration activities; risks inherent in oil and gas acquisitions, exploration, drilling, development and production; price volatility of oil and gas; competition; shortages of labor, equipment, services and supplies; U.S. and foreign government regulation; environmental matters; implications to Radiant Energy from conducting its operations in Ukraine and related political and geographical risks; financial condition of the other companies participating in the exploration, development and production of oil and gas programs; and other matters beyond the control of Radiant Energy. All of the prospects in the Gulf Coast and in Ukraine are currently operated by other parties, Therefore, Radiant Energy may not be in a position to control costs, safety and timeliness of work as well as other critical factors affecting a producing well or exploration and development activities. We believe that the assumptions underlying the forward-looking statements are reasonable, however, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. We intend that the forward-looking statements contained in this proxy statement and prospectus are subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

                            Carpatsky Petroleum Inc.
                        6671 Southwest Freeway, Suite 303
                            Houston, Texas 77074-2284


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD _______, 2000

To the Shareholders of Carpatsky Petroleum Inc.:

     Take notice that a special meeting of shareholders of Carpatsky Petroleum Inc. will be held on __________, 2000, at 10:00, a.m., local time, at ___________________________, Calgary, Alberta, to consider and vote upon the following matters:

     1. A proposal to adopt a special resolution in the form set forth on page 35, the effect of which will change the law under which Carpatsky is organized from Alberta, Canada to the state of Delaware, United States of America. If the special resolution is adopted, Carpatsky will file with the Secretary of State of the State of Delaware a Certificate of Domestication and a Certificate of Incorporation of Carpatsky Petroleum Inc., as a Delaware corporation. Carpatsky will then become a Delaware corporation, and each outstanding share of Carpatsky common stock and preferred stock (other than shares for which appraisal rights are perfected under Alberta law) will be automatically converted into one share of common stock or preferred stock of redomesticated Carpatsky, the Delaware corporation. This proposal will be considered under the law of Alberta.

     2. (Assuming approval of Item 1) a proposal to approve and adopt the Agreement and Plan of Merger, amended as of December 30, 1999, between Carpatsky, Pease Oil and Gas Company, and a wholly-owned subsidiary of Pease, will be considered under the law of Delaware. Pursuant to the merger agreement, among other things: (a) The Pease subsidiary corporation will be merged with and into Carpatsky, and Carpatsky as the surviving corporation will become a wholly-owned subsidiary of Pease, which will be re-named "Radiant Energy, Inc."; and (b) Shares of redomesticated Carpatsky common stock and preferred stock (other than shares for which appraisal rights are perfected under the laws of Delaware) will be converted into and become the right to receive: o .57842 of one share of common stock of Radiant Energy for each common share, o 1.0739 shares of preferred stock of Radiant Energy for each preferred share, and o Cash will be paid in lieu of issuing fractional shares of Radiant Energy common and preferred stock.

     3. Any other business which may properly come before the special meeting or any adjournment or postponement of the special meeting.

     Carpatsky's board of directors has unanimously approved continuing and redomesticating the corporation in Delaware, the merger agreement and the merger and declared them advisable and recommends that shareholders vote to approve these proposals.

     These items of business are more fully described in the proxy statement and prospectus, which is attached to and made a part of this notice, and which you are urged to read carefully.

     The board of directors has fixed the close of business on _______, 2000 as the record date for determining shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. Under Alberta law, approval of the continuance and redomestication will require a vote of the holders of two-thirds of the outstanding shares of Carpatsky common and preferred stock, voting together as a single class srepresented at the meeting and voting on the special resolution. Under Delaware law approval of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Carpatsky common and preferred stock, voting together as a class.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        ---------------------------------
                                        Secretary
________, 2000

     To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying proxy statement and prospectus at any time before it has been voted at the special meeting. Any shareholder attending the special meeting may vote in person even if that shareholder has returned a proxy.

                            PEASE OIL AND GAS COMPANY
                          751 Horizon Court, Suite 203
                                 P.O. Box 60219
                       Grand Junction, Colorado 81506-8758
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD _______, 2000

To the Stockholders of Pease Oil and Gas Company:

     This shall serve as notice that a special meeting of stockholders of Pease Oil and Gas Company, a Nevada corporation will be held at 9:00, a.m., local time, on __________, 2000 at _________________________________, Houston, Texas,
to consider and vote upon the following matters:

     1. A proposal to approve the issuance of approximately 44,959,557 shares of common stock and 102,410,000 shares of preferred stock (which will be convertible into approximately 28.9 million shares of common stock) to holders of Carpatsky Petroleum Inc., a Delaware corporation, in connection with the proposed merger pursuant to which Carpatsky will become a wholly-owned subsidiary of Pease.

     2. A proposal to issue 8,865,665 shares of common stock in exchange for all outstanding Pease Series B preferred stock.

     3. A proposal to approve and adopt Amended and Restated Articles of Incorporation, pursuant to which Pease's corporate name shall be changed to "Radiant Energy, Inc.," the number of shares of authorized common stock shall be increased to 150,000,000 shares and the number of shares of authorized preferred stock shall be increased to 200,000,000 shares. The Amended and Restated Articles of Incorporation will become effective simultaneously with the closing of the merger. If the merger is not completed for any reason, the Amended and Restated Articles of Incorporation and the election of directors described below will not become effective.

     4.   Election of a board of seven directors as follows:

                   Class I:         B. Dee Davis and David A. Melman
                   Class II:        Steve A. Antry and Roland E. Sledge
                   Class III:       Leslie C. Texas, Jack Birks and J. P. Bryan

     5. Any other business which may properly come before the special meeting or any adjournment or postponement of the special meeting.

     Pease's board of directors has unanimously approved the stock issuances and the exchange, the Amended and Restated Articles of Incorporation, and the election of the seven directors and recommends that you vote "FOR" approval of these proposals. We have described these proposals in more detail in the accompanying proxy statement and prospectus, which you should read in its entirety before voting.

     The board of directors has fixed the close of business on _______, 2000 as the record date for determining stockholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. The proposal to issues shares of Pease common and preferred stock in the merger and to elect the directors must be approved by a plurality of the votes cast on the proposal. For this purpose, the holders of at least a majority of all outstanding shares of Pease common and preferred stock must be represented at the meeting. The proposal to approve and adopt Amended and Restated Articles of Incorporation must be approved by the holders of a majority of the outstanding shares of Pease common and preferred stock.

                                          BY ORDER OF THE BOARD OF DIRECTORS


                                          Patrick J. Duncan
                                          President
________, 2000

     To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying proxy statement and prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if that stockholder has returned a proxy.

                                TABLE OF CONTENTS
                                                                            Page

WHERE YOU CAN FIND MORE INFORMATION..........................................  3
         Available Information...............................................  3

FORWARD-LOOKING STATEMENTS...................................................  3

QUESTIONS AND ANSWERS
         ABOUT THE PEASE AND CARPATSKY MERGER................................ 11

SUMMARY  .................................................................... 13
         General  ........................................................... 13
         The Companies....................................................... 13
         The Pease Special Meeting........................................... 13
         The Carpatsky Special Meeting....................................... 14
         Summary Historical and Pro Forma Financial Data..................... 21
         Summary Unaudited Pro Forma Combined Condensed Financial Data....... 23

RISK FACTORS................................................................. 24

THE SPECIAL MEETINGS......................................................... 35
         General  ........................................................... 35
         Matters to be Considered at the Pease Special Meeting............... 35
         Matters to be Considered at the Carpatsky Special Meeting........... 36
         Votes Required for Approval......................................... 36
         Voting and Quorum at the Special Meetings........................... 37
         Proxies - Pease..................................................... 37
         Proxies - Carpatsky................................................. 38
         Procedure for Revocation of Proxies by Carpatsky Shareholders....... 38
         Procedure for Revocation of Proxies by Pease Stockholders........... 39
         Pease Dissenters' Rights............................................ 39
         Carpatsky Dissenters' Rights under Alberta Law...................... 39
         Carpatsky Dissenters' Rights under Delaware Law..................... 40
         Expenses of Solicitation............................................ 40
         Recommendation of the Board of Directors............................ 40

THE MERGER................................................................... 41
         Background of the Merger............................................ 41
         Bellwether Transaction.............................................. 45
         Carpatsky's Reasons to Pursue the Merger............................ 45
         Effects of the Merger............................................... 46
         Opinion of Financial Advisor........................................ 48
         Federal Income Tax Considerations in the United States.............. 51
         Tax Consequences of Ownership and Disposition of
         Radiant Energy Shares by Canadian Holders........................... 54
         Income Tax Considerations in Canada................................. 56
         Consequences of the Redomestication ................................ 57
         Consequences of the Merger ......................................... 57

Disposition of Radiant Energy Common Stock................................... 57
         Dividends on Radiant Energy Common Stock............................ 58

         Foreign Property Information Reporting.............................. 58
         Dissenting Carpatsky Common Shareholders............................ 58
         Dissenters' Rights.................................................. 59
         Interests of Persons in the Merger.................................. 60
         Financing the Merger................................................ 61

THE REDOMESTICATION.......................................................... 61
         General  ........................................................... 61
         Effects of the Redomestication...................................... 61

THE MERGER AGREEMENT......................................................... 63
         General  ........................................................... 63
         Effective Time of the Merger........................................ 63
         Exchange of Certificates............................................ 64
         Fractional Shares................................................... 64
         Representations..................................................... 65
         Conduct of Business Pending the Merger.............................. 65
         Conditions to Consummation of the Merger............................ 66
         Termination......................................................... 67
         Expenses and Fees................................................... 68

SELECTED FINANCIAL DATA OF PEASE............................................. 69

         Pease Management's Discussion and Analysis of Financial Condition... 70
         Results of Operations............................................... 72

SELECTED FINANCIAL DATA OF CARPATSKY......................................... 79

         Carpatsky Management's Discussion and Analysis of Financial
                     Condition............................................... 80
         Liquidity, Capital Expenditures and Capital Resources............... 80
         Results of Operations............................................... 82

UNAUDITED PRO FORMA
         COMBINED CONDENSED FINANCIAL STATEMENTS............................. 86

     Pease Oil and Gas Company Pro Forma Combined Balance Sheet
         September 30, 1999 (Unaudited)...................................... 87
     Pease Oil and Gas Company Pro Forma Combined
         Statement of Operations  for the Nine Months Ended
          September 30, 1999 (Unaudited)..................................... 89
     Pease Oil and Gas Company Pro Forma Combined
         Statements of Operations  for the Year Ended
          December  31, 1998 (Unaudited)..................................... 90
     Pease Oil and Gas Company Pro Forma Combined Financial Information...... 91
     Pease Oil and Gas Company Pro Forma Adjustments......................... 92

BUSINESS OF PEASE............................................................ 93
         History and Overview................................................ 93
         Business Strategy................................................... 93
         Operations.......................................................... 94

         Principal Oil and Gas Interests....................................  94
         Gulf Coast Properties and Prospects ...............................  95
         Rocky Mountain Properties..........................................  95
         Title to Properties................................................  96
         Estimated Proved Reserves..........................................  96
         Net Quantities of Oil and Gas Produced.............................  96
         Drilling Activity..................................................  97
         Competition........................................................  98
         Markets  ..........................................................  98
         Regulations........................................................  98
         Operational Hazards and Insurance.................................. 100
         Administration..................................................... 100

BUSINESS OF CARPATSKY....................................................... 101
         History and Overview............................................... 101
         Business Strategy.................................................. 102
         Operations......................................................... 103
         Carpatsky's Oil and Gas Properties................................. 103
         Office Facilities.................................................. 104
         Competition........................................................ 104
         Markets and Gas Marketing.......................................... 105

REPUBLIC OF UKRAINE......................................................... 107
         Key Statistics..................................................... 107
         Current Status..................................................... 107
         Ukraine - Political and Economic Context........................... 107
         Economic Context................................................... 109
         Foreign Investment................................................. 110
         Government Recognized Business Entities............................ 111
         Taxation .......................................................... 112
         Corporate Profits Tax.............................................. 112
         Value-added Tax ("VAT")............................................ 113
         Transportation cost of natural gas................................. 114
         Other Taxes and Charges............................................ 114
         Double Taxation Treaties........................................... 114

MATERIAL CONTRACTS BETWEEN PEASE AND CARPATSKY.............................. 115

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT OF PEASE............................................ 116

SECURITY OWNERSHIP OF MANAGEMENT AND
         CERTAIN BENEFICIAL OWNERS.......................................... 116

DIRECTORS AND EXECUTIVE OFFICERS OF PEASE................................... 117
         Directors and Executive Officers................................... 117
         Executive Compensation............................................. 119
         Option Grants in the Last Fiscal Year.............................. 120
         Aggregated Option Exercises in the Last Fiscal Year and the Fiscal
                  Year-End Option Values.................................... 120
         Option and Warrant Repricing....................................... 121
         Employment Contract................................................ 121

         Compensation of Directors.......................................... 121

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 121
         Transactions with Beta Capital Group, Inc.......................... 121
         Transactions with Other Directors During the Last Fiscal Year...... 122
         Transactions with Former Officers.................................. 122

ELECTION OF DIRECTORS AT THE PEASE SPECIAL STOCKHOLDERS' MEETING............ 122

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT OF CARPATSKY........................................ 124

DIRECTORS AND EXECUTIVE OFFICERS OF CARPATSKY............................... 126
         Directors and Executive Officers................................... 126
         Executive Compensation............................................. 128
         Option Grants in the Last Fiscal Year.............................. 128
         Aggregated Option Exercises in the Last Fiscal Years and the Fiscal
                  Year-End Option Values.................................... 128
         Employment Contracts............................................... 129
         Compensation of Directors.......................................... 129

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 129
         General and Overview .............................................. 129
         Transactions with Directors........................................ 129

DESCRIPTION OF CAPITAL STOCK................................................ 132
         Certain Provisions of the Articles of Incorporation, Bylaws
                  and Nevqada Law .......................................... 134
         Anti-Takeover Statutes............................................. 135
         Transfer Agent and Registrar....................................... 136

MARKET FOR PEASE'S COMMON STOCK
         AND RELATED STOCKHOLDER MATTERS.................................... 136

COMPARISON OF RIGHTS OF HOLDERS OF CARPATSKY, PEASE AND
          RADIANT ENERGY COMMON STOCK....................................... 137

COMPARISON OF OIL AND GAS RESERVES.......................................... 144

LEGAL OPINIONS.............................................................. 144

EXPERTS  ................................................................... 144

Appendix  A - Amended  Agreement  and Plan of  Merger  Appendix  B - Opinion  of
              Houlihan Smith & Company, Inc.

Appendix C -  Sections  of the General  Corporation Law of Delaware  relating to dissenters' rights for Carpatsky

Appendix D -  Sections  of  the   Corporation   Law   of  Alberta   relating  to
              dissenters' rights for Carpatsky shareholders

                              QUESTIONS AND ANSWERS
                      ABOUT THE PEASE AND CARPATSKY MERGER

Q:   Why are the two companies proposing to merge?

A: Pease and Carpatsky are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, operational efficiencies, earning power and growth potential than either company would have on its own.

Q:   What do I need to do now?

A. If you are a Carpatsky or a Pease stockholder, please carefully read and consider the information contained in this document, then fill out and sign your proxy card. Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the meetings. Your proxy card will instruct the persons named on the card to vote your shares at the meeting as you direct on the card.The boards of directors of Pease and Carpatsky have each unanimously recommended that stockholders vote in favor of the proposed merger.

Q. If my broker holds my Pease shares in nominee or "street name," will my broker vote my shares for me?

A: Your broker will vote your Pease shares only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares. If you do not give instructions to your broker, you will in effect be voting against the merger.

Q: If my broker or other representative holds my Carpatsky shares, how will the shares be voted?

A: If your Carpatsky shares are registered in the name of your broker or some other representative (an "intermediary"), you must instruct that intermediary how to vote your shares. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed.

Q:   May I change my vote after I have mailed my signed proxy card?

A: If you own Pease shares, you may change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways. Each method alone is sufficient to change your proxy.

     (1) You can send a written notice to Pease at its business address stating that you would like to revoke your proxy.

     (2) You can complete and submit a new proxy card to Pease at its business address.

     (3) You can attend the meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must notify the secretary of the company at the meeting and cast a vote at the meeting.

     If you are a Carpatsky shareholder, you may revoke your proxy as to any matter on which your shares have not been voted. A proxy can be revoked by an instrument in writing deposited either at the registered office of Carpatsky or at the office of The CIBC Mellon Trust Company at 600 The Dome Tower, 333- 7th Avenue S.W., Calgary, Alberta T2P 2Z1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof at which the proxy is to be used. Further details can be found under the "Special Meetings - Proxies - Carpatsky."

     If you have instructed a broker or intermediary to vote your shares, you must follow directions received from your broker to change your vote.

Q:   Should I send in my stock certificates now?

A: No. After the merger is completed, Carpatsky shareholders will receive written instructions for exchanging their stock certificates. Pease stockholders will keep their existing certificates. However, Pease stockholders may elect to surrender their stock certificates in exchange for certificates reflecting the new name for the corporation.

Q: When will Carpatsky shareholders be permitted to sell the Pease shares they receive in the merger?

A: Immediately following the merger, each Carpatsky shareholder will be entitled to sell or transfer the Pease common stock or preferred stock received by that stockholder in the merger, except those stockholders who are officers, directors, or otherwise considered an "affiliate" of Carpatsky under the SEC rules immediately before the merger or of Radiant Energy following the merger.

     Affiliates will be subject to restrictions on the number of shares they may sell during a three month period.

Q:   When do you expect the merger to be completed?

A: We expect to complete the merger shortly after receiving stockholder approval at the meetings.

Q.   Who can help answer my questions about the merger?

A.   If you have more questions about the merger, you should contact:

         If to Pease, to:

         Pease Oil and Gas Company
         751 Horizon Court, Suite 203
         Grand Junction, CO 81506
         Attention: Patrick J. Duncan
         Telephone: (970) 245-5917

         If to Carpatsky to:

         Carpatsky Petroleum Inc.
         1331 Lamar, Suite 1450
         Houston, TX 77010
         Attention: Robert Bensh
         Telephone:  (713) 756-7029

         Carpatsky's registered office in Canada is:

         1210, 606-4th Street S.W.
         Calbary, Alberta
         T2P 1T1

                                     SUMMARY

     This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire joint proxy statement and prospectus and the documents to which we have referred you.

                                     General

     This proxy statement and prospectus relate to the proposed merger of Pease's subsidiary corporation, with and into Carpatsky in accordance with the amended merger agreement which is dated December 30, 1999. A copy of the amended merger agreement is attached as Appendix A. As a result of the merger Carpatsky will become a wholly-owned subsidiary of Pease. The name of Pease will change to "Radiant Energy, Inc." and Carpatsky shareholders will become stockholders of Radiant Energy. Holders of Carpatsky stock will control Radiant Energy following the merger.

                                  The Companies

     Carpatsky Carpatsky is a non-operating holding company which conducts operations in the Republic of Ukraine through a wholly-owned Delaware subsidiary corporation. Through the subsidiary Carpatsky holds interests in two producing oil and natural gas fields in Ukraine. The Bitkov field had estimated proved reserves of approximately 810,000 barrels of oil and 3 Bcf of natural gas, net to Carpatsky's interest, and the RC field had approximately 209 Bcf of natural gas and 1.9 million barrels of condensate, net to Carpatsky's interest, at December 31, 1998.

     The address and telephone number for Carpatsky and its subsidiary are:
Carpatsky Petroleum Inc., 1331 Lamar Suite 1450, Houston, Texas 77010, (713) 756-7029.

     Pease Pease holds interests in two producing oil and natural gas fields in southern Louisiana and a 12.5% working interest in a proprietary 3-D seismic data set covering approximately 130,000 acres in Texas. Pease had estimated net proved reserves of approximately 275,000 barrels of oil and 1.3 Bcf of natural gas at December 31, 1998.

     The address and telephone number of Pease is: Pease Oil and Gas Company, 751 Horizon Court, Suite 203, Grand Junction, Colorado 81506, (970) 245-5917.

     Market Information Pease common stock trades in the OTC Bulletin Board market under the symbol "WPOG." Until January 14, 1999, the common stock of Pease was traded on the Nasdaq Small Cap Market. The quoted bid price range for Pease common stock during 1999, and through January __, 2000, ranged from a high bid of $1.00 to a low bid of $0.25. On _______ __, 2000, the closing bid price was $_____ and the closing asked price was $-----.

     There is a limited market for the Carpatsky common stock on the Canadian Venture Exchange in Canada. The quoted bid price range for Carpatsky common stock during 1999, and through ___________, 2000, ranged from a high bid of $0.14 to a low bid of $0.03. The closing bid price was $_____ and the closing asked price was $_____ on ___________, 2000. The bid prices have been converted from Canadian dollars based upon the applicable exchange rate in effect.

                            The Pease Special Meeting

     Record Date; Shares Entitled to Vote Only holders of record of shares of Pease common stock at the close of business on ________ __, 2000 are entitled to notice of and to vote at the Pease special meeting. As of that date, there were

__________ shares of Pease common stock outstanding. Each share will be entitled to one vote on each matter to be acted upon at the special meeting.

     Purpose of the Meeting The purpose of the Pease special meeting is to vote upon a proposal to issue approximately 44,959,557 shares of common stock and 102,410,000 shares of newly created preferred stock in connection with the merger of Carpatsky with a subsidiary corporation, and the exchange of 8,865,665 shares of Pease common stock for all outstanding Pease preferred stock. In addition, stockholders will be asked to approve Amended and Restated Articles of Incorporation for Pease which includes changing the name of the corporation to "Radiant Energy, Inc.," increasing the number of authorized shares of common stock to 150,000,000 and preferred stock to 200,000,000, and the election of a board of seven directors to serve following the effective time of the merger.

     Votes Required The holders of a majority of the outstanding shares of Pease common stock must vote to approve the Amended and Restated Articles of Incorporation. The vote of holders of a plurality of the votes cast, assuming a quorum is represented at the meeting, is required to approve the issuance of the shares of common and preferred stock.

     Approval by Holders of Preferred Stock All 10 beneficial owners of outstanding Series B 5% PIK Convertible Preferred Stock have agreed to vote for the matters presented at the meeting and to exchange all outstanding shares of their preferred stock for 8,865,664 shares of common stock of Radiant Energy at or before the closing of the merger.

     Dissenters' Rights Holders of Pease common stock and preferred stock will not have the right to dissent to the merger or related transactions.

                          The Carpatsky Special Meeting

     Record Date; Shares Entitled to Vote Only holders of record of shares of Carpatsky common stock and preferred stock at the close of business on ________, 2000 are entitled to notice of and to vote at the Carpatsky special meeting. As of that date there were 77,178,263 shares of Carpatsky common and 95,450,000 shares of Carpatsky preferred stock outstanding. The common shares and preferred shares vote together as a class. Each share of common stock and preferred stock will be entitled to one vote on each matter acted upon at the special meeting.

     Purpose of the Meeting The purpose of the Carpatsky special meeting is to vote upon a proposal to approve the continuance and redomestication and to adopt the merger agreement. Approval and adoption shall result in the following:

(a) Carpatsky, an Alberta, Canada corporation, shall be continued and redomesticated as a Delaware corporation;
(b) The Delaware corporation will then be merged with a wholly-owned subsidiary of Pease; and
(c) Holders of common stock shall receive shares of common stock of Radiant Energy upon completion of the merger and holders of preferred stock shall receive shares of preferred stock of Radiant Energy upon completion of the merger.

     Votes Required The special resolution approving the continuance and redomestica tion must be approved by two-thirds of the shares of Carpatsky common and preferred stock, voting together as a class, represented at the meeting and voting on the special resolution. The holders of a majority of the outstanding shares of Carpatsky common and preferred stock, voting together as a class, must vote to approve the merger. The officers and directors of Carpatsky who together beneficially own more than 9.8% of Carpatsky common stock have advised Carpatsky that they intend to vote all shares which they beneficially own in favor of the matters to be presented to Carpatsky shareholder.

     In addition, Bellwether Exploration Company which owns all of the Carpatsky preferred stock, has agreed with Carpatsky to vote in favor of the redomestication and adoption of the merger agreement if the conditions to closing the merger are satisfied. Shares of common and preferred stock held by Bellwether represent approximately 58% of the votes entitled to be cast at the special meeting.

     Dissenters' Rights If you are a holder of record of Carpatsky common or preferred stock you will have two statutory rights to dissent:

o You may, under the laws of Alberta, Canada, dissent from the special resolution approving the continuance and redomestication as a Delaware corporation.
o    You will also be entitled to dissent to the merger under Delaware law.

     A detailed description of these dissenters' rights are set forth in this proxy statement and prospectus under the caption "Dissenters' Rights" beginning at page __.

                                   THE MERGER

     We encourage you to read the merger agreement attached as Appendix A as it is the legal document that governs the merger.

                             Reasons for the Merger
                                    (Page __)

     As a result of the merger, Carpatsky expects to achieve more ready access to the United States capital markets, diversification through ownership of an interest in Pease's producing oil and gas properties and reserves, access to Pease's liquid assets and cash flow from oil and gas production as well as an extensive stockholder base.

     Pease expects to achieve diversification through acquisition of an interest in Carpatsky's extensive oil and natural gas reserves in Ukraine, and the opportunity to leverage a significant increase in assets and stockholder equity for the benefit of the Pease common and preferred stockholders.

                         What Shareholders of Carpatsky
                           Will Receive in the Merger
                                    (Page __)

     Except for shares as to which you perfect your appraisal rights under the law of Alberta, Canada or under Delaware law, each share of Carpatsky common stock you own will automatically be converted into the right to receive .57842 shares of Radiant Energy common stock. Except for shares as to which you perfect your appraisal rights under the law of Alberta, Canada or under Delaware law, each share of Carpatsky preferred stock you own will automatically be converted into the right to receive 1.07292 shares of Radiant Energy preferred stock. You will receive cash in lieu of any fractional shares of Carpatsky common stock.

                           Ownership of Radiant Energy
                              Following the Merger

     The Carpatsky shareholders will receive approximately 44.96 million shares of Radiant Energy common stock and 102.41 million shares of Radiant Energy preferred stock in the merger. If the preferred stock were converted into Radiant Energy common stock immediately after the merger, the former Carpatsky shareholders would own approximately 87.5% of the common stock and former Pease stockholders would own the remaining 12.5%. Because the preferred stock will vote as a class with common stock of Radiant Energy, former Carpatsky stockholders will have the right to cast 87.5% of the votes at any matter submitted to our stockholders, including the election of directors. In addition, Bellwether will own all of the preferred stock, which will entitle Bellwether to cast a majority of the votes on all matters submitted to our stockholders, including the election of directors.

                    Directors and Officers of Radiant Energy
                              Following the Merger
                                    (Page __)

     Following completion of the merger, Radiant Energy's board of directors will consist of the following seven persons:

      J. P. Bryan
      B. Dee Davis
      Steve A. Antry
      David A. Melman
      Leslie C. Texas
      Jack Birks
      Roland E. Sledge

      The officers will be:

      J. P. Bryan, Chief Executive Officer
      Leslie C. Texas, President
      David A. Melman, Executive Vice President
      Robert Bensh, Vice President and Secretary

                                 Votes Required
                                (Pages __ and __)

     The proposals to issue shares of Pease common and preferred stock and the election of Pease directors must each be approved by a plurality of the votes cast on the proposal. For this purpose the holders of at least a majority of all outstanding shares of Pease common stock must be represented at the stockholders' meeting. The merger will not occur unless the proposals to issue Pease common and preferred stock and to exchange Radiant Energy common stock for outstanding Pease preferred stock are approved.

     Holders of a majority of the outstanding shares of Pease common and preferred stock must vote to approve amendment and restatement of the Articles of Incorporation of Pease.

     Holders of a two-thirds majority of the outstanding shares of Carpatsky common stock and preferred stock, voting together as a class, represented at the meeting and voting on the proposal must vote for the continuance and redomestication. Holders of a majority of the outstanding Carpatsky common and preferred stock, voting together as a class, must vote to approve and adopt the merger agreement.

                       Our Recommendation to Stockholders

To Pease Stockholders:
                                    (Page __)

     The Pease board has approved the merger by unanimous vote, believes that the merger is advisable and is in the best interest of Pease and all its stockholders and has recommended that you vote for the proposals to approve the issuance of Pease common and preferred stock in the merger, to issue common stock in exchange for outstanding preferred stock, and to approve the Amended and Restated Articles of Incorporation and to elect seven nominated directors.

To Carpatsky shareholders:
                                    (Page __)

     Carpatsky's board of directors has unanimously approved continuing and redomesticating the corporation in Delaware, the merger agreement and the merger and recommends that shareholders vote to approve these proposals.

                            Conditions of the Merger
                                    (Page __)

     The completion of the merger depends upon meeting a number of conditions, described in this proxy statement and prospectus and including among other things:

o approval of the proposals described in this proxy statement and prospectus by the stockholders of Pease;

o approval of continuance and redomestication and approval and adoption of the merger agreement by the stockholders of Carpatsky;

o    absence of any law or injunction that effectively prohibits the merger;

o absence of material adverse changes to the businesses or assets of Pease or Carpatsky;

o receipts of opinions from the parties' respective tax counsel that the merger will qualify as a tax-free reorganization;

o continued effectiveness of the registration statement filed with the SEC with respect to the shares of Pease common and preferred stock to be issued to the Carpatsky shareholders in the merger and to the holders of Pease's outstanding Series B Convertible Preferred Stock in the exchange;

o receipt of all necessary third party consents and all approvals from governmental authorities;

o absence of demands for appraisal by holders of more than .625% of Carpatsky common and preferred stock;

o Carpatsky or its subsidiaries shall be delivering gas for sale by closing of the merger under such reasonable gas sales arrangements as Pease shall have approved in writing, which approval shall not be unreasonably withheld;

o Carpatsky or its Ukrainian joint ventures shall have commenced receiving payment for at least 90% of its natural gas sold by the closing of the merger and reasonable assurance shall be given that future payments will continue to be received; and o Carpatsky shall have established that all taxes due, but unpaid, to any taxing authority in Ukraine by any subsidiary of Carpatsky or any joint venture partner shall have been paid or otherwise provided for.

                          Termination Fees and Expenses
                                    (Page __)

     The merger agreement provides for payment of a termination fee of $250,000 payable by one party to the other in the event that one party terminates the merger agreement under certain conditions.

                                Opinions of Pease
                               Financial Advisors
                                    (Page __)

     Pease has received an opinion from its financial advisor, Houlihan Smith & Company, that the proposed merger is fair, from a financial point of view, to the Pease stockholders. The full text of this opinion are attached as Appendix B and should be read carefully in its entirety. The opinion of Houlihan Smith & Company is directed to the Pease board and does not constitute a recommendation to any stockholder with respect to matters relating to the Pease proposals.

     Carpatsky has neither solicited nor received a fairness opinion from any investment banking, financial advisory or evaluation firm regarding the redomestication and the merger, relying instead on the business judgment of its board of directors.

                              Accounting Treatment
                                    (Page __)

     The merger will be accounted for as a purchase transaction, with Carpatsky as the acquiror, in accordance with generally accepted accounting principles.

                         Material United States Federal
                            Income Tax Considerations
                                    (Page __)

     Carpatsky expects that each of the redomestication and the merger will constitute a tax-free reorganization for United States income tax purposes and that shareholders of Carpatsky who are U.S. citizens will not recognize a gain with respect to the shares of Pease common or preferred stock received by them in exchange for their Carpatsky common or preferred stock as a result of the merger. Pease expects that the merger will constitute a tax-free reorganization for federal income tax purposes and that Pease stockholders will not recognize gain in connection with the merger.

     We discuss these issues under the caption "Income Tax Consequences- United States" beginning on page __.

                            Material Canadian Income
                               Tax Considerations
                                    (Page __)

     Carpatsky expects that holders of Carpatsky common stock residing in, or subject to the income tax authority of, Canada, may recognize taxable income or loss for Canadian federal income tax purposes in connection with continuance and redomestication of Carpatsky as a Delaware corporation and the merger.

     The Canadian tax aspects of the transaction are set forth below under the caption "Income Tax Consequences-Canada Stockholders" beginning at page __.

                              Regulatory Approvals
                                    (Page __)

     The continuance and redomestication of Carpatsky must be consented to by the Registrar of Corporations for Alberta, Canada. Both the continuance and redomestication and the merger must be approved by the Canadian Venture Exchange.

                               Appraisal Rights of
                             Carpatsky shareholders
                                    (Page __)

     A holder of Carpatsky common or preferred stock is entitled under the law of Alberta to dissent and be paid the fair value of such shares if the continuance and redomestication of Carpatsky as a Delaware corporation is completed. The right to dissent must be exercised by giving written objection to the continuance and redomestication at or before the meeting and otherwise complying with the procedure set out in section 184 of the Business Corporations Act (Alberta), a copy of which is attached as Appendix D. Section 184 requires adherence to the procedures established therein and failure to do so may result in the loss of rights thereunder.

     Holders of Carpatsky common and preferred stock have the right to seek appraisal of, and to be paid, the value of their shares. Section 262 of the Delaware General Corporation Law, which governs the rights of stockholders who wish to seek appraisal of their shares, is attached to this joint proxy statement/ prospectus as Appendix C. It is a condition to the consummation of the merger that holders of no more than .625% of the outstanding Carpatsky common and preferred stock shall demand an appraisal of its stock.

                                Effective Time of
                                   the Merger
                                    (Page __)

     Management expects the merger to become effective soon after the special meetings of the Carpatsky and Pease stockholders. The merger will be effective when the Articles of Merger are filed with the Delaware Secretary of State and the Amended and Restated Articles of Incorporation are filed by Pease with the Nevada Secretary of State and the other conditions set forth in the merger agreement are satisfied.

                               Recent Developments

     Bellwether Investment. In December 1999, Bellwether Exploration Company purchased 95.45 million shares of a newly issued class of Carpatsky preferred shares and warrants to purchase 12.5 million Carpatsky common shares for one year at an exercise price of US$.125 per share. The purchase price for the preferred shares and warrants was US$4.0 million. The preferred shares are convertible into 50 million common shares of Carpatsky.

     The preferred shares vote as a class with the common shares of Carpatsky on all matters submitted to shareholders, including the election of directors. The preferred shares issued to Bellwether constitute a majority of the total number of votes which may be cast by shareholders. Therefore, Bellwether will control all matters voted on by Carpatsky stockholders which require a majority vote, and will be able to veto any other matters voted on by Carpatsky's shareholders. Mr. J.P. Bryan and Dr. Jack Birks, both of whom are members of Bellwether's board of directors, were appointed to Carpatsky's board of directors in connection with the purchase of preferred stock by Bellwether. Additionally, three Canadian residents were appointed by Bellwether to Carpatsky's board of directors on a temporary basis. Mr. Bryan also became Carpatsky's Chief Executive Officer.

     In the re-domestication and merger, the Bellwether preferred shares will be converted into 102.41 million shares of Radiant Energy preferred stock. This preferred stock will vote as a class with our common stock, and will entitle Bellwether to cast a majority of the votes submitted to Radiant Energy stockholders, including the election of directors. Bellwether will therefore control all matters voted on by our stockholders after the merger.

     In addition, Messrs. Bryan, Davis and Sledge and Dr. Birks will become members of our board of directors and Mr. Bryan will be our chief executive officer.

     Bellwether is an independent oil and gas company based in Houston, Texas. Bellwether's common stock is traded in the NASDAQ stock market under the symbol "BELW."

     The RC Field Protocol. Approximately 96% of Carpatsky's estimated net proved reserves as of December 31, 1998, on a barrel of oil equivalency basis, were located in the RC field in the Ukraine. Carpatsky's interest in this field is based on a joint activities agreement between Carpatsky and Ukrnafta, the Ukranian state oil company. Ukrnafta owns the license issued by the Ukranian government to explore the RC field.

     As of December 31, 1999, Carpatsky owed approximately $3.2 million to a joint account established under the joint activities agreement to fund operations in the RC field. Carpatsky used a portion of the proceeds from the issuance of preferred stock and warrants to pay $1.0 million of the amount owed under the joint account. In connection with this payment, Carpatsky and Ukrnafta entered into a protocol in which Carpatsky agreed to pay the balance of $2.2 million under the joint account and Ukrnafta agreed to assist Carpatsky in amending the RC field license to either specifically name Carpatsky as a license holder or reference the joint activities agreement. Without this amendment to the license, the Ukranian government may not recognize Carpatsky's interest in the RC field. Carpatsky agreed to pay the balance owed to the joint account when the license is amended. If the license is not amended by the end of the first quarter, Carpatsky and Ukrnafta agreed to meet to review the protocol.

                                Fees and Expenses
                                    (Page __)

     We anticipate approximately $250,000 of expenses will be incurred in connection with the merger.

     In addition, Patrick J. Duncan, President of Pease, will receive a termination payment equal to approximately $195,000 and will be entitled to sell 1,564 shares of Pease common stock he owns to Radiant Energy for $25,000 upon completion of the merger in accordance with the terms of his employment agreement.

                             Summary of Risk Factors
                                (Pages __ to __)

Risks Relating to the Merger

o Pease and Carpatsky have generated operating losses for each of the last two years. The auditors issued a qualified audit report for both companies;
o Radiant Energy will require additional financing. The terms may be unfavorable to present stockholders.
o    Required additional financing may be difficult to raise;
o Most of the Carpatsky proved reserves are undeveloped and there is a risk that some of them may not be recovered;
o    The transaction may not close; and
o Matters described in forward-looking statements in this prospectus may not occur; thus increasing the risk to investors.

Risks Related to Carpatsky's Business

o    Radiant Energy will conduct most of its operations in Ukraine;
o Carpatsky must contribute additional capital or risk losing a portion of its reserves in Ukraine; and
o    A substantial portion of the Carpatsky reserves are undeveloped; and
o There are risks in operating in Ukraine, including distributing and being paid for gas produced in Ukraine.

Risks Relating to Pease

o    Pease is subject to the risk of volatile oil and natural gas prices;
o Pease does not control its oil and gas properties; therefore it will continue to be dependent upon the various operators of its domestic properties to explore and develop those prospects;
o    Pease's corporate charter includes certain anti-takeover provisions;
o    Pease's corporate charter makes certain limitations on director liability;
     and
o    Carpatsky shareholders will control Radiant Energy.

Risks Related to the Oil and Natural Gas Business and Other General Risks

o Our estimates of proved oil and natural gas estimates may be inaccurate and we may not ultimately realize the future net revenues predicted in our reserve estimates;
o    Radiant Energy will experience drilling and operating risks;
o Radiant Energy must continue to comply with significant amounts of governmental regulation;
o    Radiant Energy must comply with environmental regulations;
o    Radiant Energy will face substantial competition;
o    Acquiring interests in other properties involves substantial risks;
o    There will be no dividends on common stock; and
o The common stock market price for Radiant Energy common stock following the merger is likely to be volatile.

                 Summary Historical and Pro Forma Financial Data

     Set forth below are summary historical financial and unaudited pro forma consolidated data of Pease and Carpatsky. The summary historical financial data are based upon the historical financial statements of Pease and Carpatsky, including the notes to those financial statements, included at the end of this proxy statement and prospectus, and should be read in conjunction with those financial statements. The summary unaudited pro forma combined condensed financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been reported had the merger been in effect during the periods presented or that may be reported in the future. The summary unaudited pro forma combined condensed financial statements, including the notes to those unaudited pro forma financial statements, appearing elsewhere in this proxy statement and prospectus.

                            Pease Oil and Gas Company
                             Summary Financial Data

                                                   Nine Months Ended September 30,   Year Ended December 31,
                                                   ------------------------------    -----------------------
                                                       1999            1998            1998            1997
                                                       ----            ----            ----            ----
Statement of Operations Data:
Revenue ......................................... $  1,504,145    $  2,404,342    $  2,916,982    $  4,659,309
Gross profit ....................................    1,228,131         843,515       1,296,406       2,132,262
Income (loss) from operations ...................     (299,502)     (4,617,031)    (10,371,593)    (15,374,234)
Net income (loss) ...............................     (535,771)     (4,845,125)    (10,627,471)    (15,895,067)
Net income (loss) applicable to common
    stockholders ................................     (713,588)     (6,569,779)    (12,694,965)    (15,985,036)
Net income (loss) per common share ..............        (0.43)          (4.15)          (7.99)         (12.21)
Weighted average number of common
    shares outstanding ..........................    1,668,400       1,584,200       1,588,000       1,309,000


                                                   Sept. 30, 1999                 Dec. 31, 1998
                                                   --------------                 -------------
Balance Sheet Data:
  Current assets ................................ $  1,201,345                    $  1,740,729
  Current liabilities ...........................      363,087                         638,841
  Working capital ...............................      838,258                       1,101,888
  Total assets ..................................    7,099,895                       7,912,971
  Total liabilities .............................    2,816,593                       2,932,102
  Stockholders' Equity ..........................    4,283,302                       4,980,869




                            Carpatsky Petroleum Inc.
                             Summary Financial Data


                                              Nine Months Ended September 30,    Year Ended December 31,
                                              -------------------------------    -----------------------
                                                   1999             1998           1998            1997
                                                   ----             ----           ----            ----
Statement of Operations Data:
Net Revenue ..............................   $    160,506    $    152,259    $    225,665    $     85,633
Gross profit (loss) ......................       (575,590)        (35,679)        (81,896)          3,282
Income (loss) from operations ............     (1,590,934)       (576,669)       (719,672)       (821,140)
Net income (loss) ........................   $ (1,256,353)   $     33,203    $   (346,544)   $   (965,734)
Net income (loss) per share ..............   $      (0.03)          Nil      $      (0.01)   $      (0.03)
Weighted average number of common
  shares outstanding .....................     40,796,000      40,796,000      40,796,000      31,691,000



                                              Sept. 30,1999                   Dec. 31, 1998
                                              -------------                   -------------
Balance Sheet Data:
  Current assets .........................   $    680,415                    $    208,503
  Current liabilities ....................      5,501,415                       4,849,874
  Working capital (deficit) ..............     (4,821,000)                     (4,641,371)
  Total assets ...........................     10,903,668                       9,751,616
  Total liabilities ......................      5,501,413                       6,857,581
  Stockholders' Equity ...................      5,402,253                       2,894,035

                                       21


                            Pease Oil and Gas Company
                                       and
                            Carpatsky Petroleum Inc.
          Summary Unaudited Pro Forma Combined Condensed Financial Data

                                                  Year Ended December 31, 1998
                                       -------------------------------------------------------
                                                                                     Pro Forma
                                       Carpatsky       Pease         Adjustments     Combined
                                       ---------       -----         -----------     ---------
Statement of
Operations Data:
Net revenue ....................        225,665       2,916,982            --         3,142,647
Gross profit (loss) ............        (81,896)      1,296,406            --         1,214,510
Net income (loss) ..............       (346,594)    (10,627,471)      8,582,051      (2,392,014)
Income (loss) per share ........          (0.01)          (7.99)           --             (0.04)

                                             Nine Months Ended September 30, 1999
                                       -------------------------------------------------------
                                                                                     Pro Forma
                                       Carpatsky       Pease       Adjustments(1)    Combined
                                       ---------       -----       -------------     ---------

Statement of
Operations Data:
Net revenue ....................   $    160,506    $  1,504,145    $       --      $  1,664,651
Gross profit (loss) ............       (575,590)      1,228,131            --           652,541
Net income (loss) ..............     (1,256,353)       (713,588)       (146,271)     (1,823,670)
Income (loss) per share ........          (0.03)          (0.43)           --             (0.03)

Balance Sheet Data
as of September 30, 1999:
  Working capital (deficit) ....     (4,821,000)        838,258       3,573,023        (409,719)
  Current assets ...............        680,415       1,201,345       2,573,023       4,454,783
  Current liabilities ..........      5,501,415         363,087      (1,000,000)      4,864,502
  Total assets .................     10,903,668       7,099,895         236,378      18,239,941
  Total liabilities ............      5,501,415       2,816,593        (671,004)      7,647,002
  Stockholders' equity .........      5,402,253       4,283,302         907,384      10,592,939

------------

     (1) Includes pro forma adjustments giving effect to a $4.0 million capital investment in Carpatsky in December 1999, as described elsewhere in this proxy statement and prospectus. See the detailed pro forma financial information elsewhere in this prospectus for more details.

Combined Proved Oil and Natural Gas Reserves at December 31, 1998

                                     Net Proved Reserves
                              ----------------------------------
                                   Bbls       Bcf        Bcfe
                                   ----       ---        ----

             Pease ........      275,000      1.268      3.019
             Carpatsky ....    2,738,000    211.961     228.389
                              ----------   --------     -------
                      Total    3,016,000    213.229     231.408
                              ==========   ========     =======

                                  RISK FACTORS

     In evaluating Pease, Carpatsky, our businesses, the merger, the merger agreement and the transactions contemplated by the merger agreement, and the proposals described in this proxy statement and prospectus, you should carefully consider the following risk factors, as well as the other information we have included or referenced.

     Pease and Carpatsky have each generated operating losses for each of the last two years and have retained deficits. The auditors issued a qualified audit report for both companies.

     Pease has incurred the following losses from operations:

     o    $15.4 million for the year ended December 31, 1997;
     o    $10.4 million for the year ended December 31, 1998; and
     o    $.3 million for the nine months ended September 30, 1999.

     Carpatsky has incurred the following losses from operations:

     o    $822,000 for the year ended December 31, 1997;
     o    $720,000 for the year ended December 31, 1998; and
     o    $1,591,000 for the nine months ended September 30, 1999.

     Carpatsky will be a wholly-owned subsidiary corporation of Radiant Energy, formerly Pease, following the merger. At September 30, 1999 Pease had positive working capital of $838,000. On a pro forma basis assuming the merger was completed as of September 30, 1999, Radiant Energy would have had a working capital deficit of approximately $409,719.

     Our auditors' reports for the financial statements of both Pease and Carpatsky for our last fiscal years ending December 31, 1998, were qualified as to whether each company has sufficient operating capital to enable us to continue as a going concern.

     Radiant Energy will use our available cash resources and cash flow, if any, for the following purposes:

     o To fund costs of development activities of Carpatsky's Ukraine properties;
     o    To fund development activities in Pease's Gulf Coast properties.; and
     o    To fund operating overhead.

     Radiant Energy will require additional financing. The terms may be unfavorable to present stockholders. Failure to receive financing will jeopardize the chances for future success.

     We anticipate that approximately $250,000 to as much as $1.6 million will be required to develop Pease's interest in the Gulf Coast properties through the end of 2000. We also anticipate that a minimum of $2.9 million and as much as $8.3 million will be required to continue to develop the Carpatsky Ukraine properties through 2000. These anticipated expenditures exceed our present combined cash resources in Pease and Carpatsky. Therefore, there can be no assurance that Radiant Energy will have sufficient funds available to implement the intended development activities after of the merger is completed. Radiant

Energy will continue to seek additional financing, the terms of which are presently unknown and which may be disadvantageous to our stockholders. We can give no assurance that required additional capital will be obtained.

     Required additional financing may be difficult to raise.

     We will be looking to the following sources for operating capital during the balance of 2000:

     o Pease's present cash assets, which are expected to total approximately $500,000 after merger and related expenses;
     o Carpatsky's cash assets, which will be less than $100,000 once the existing obligations to the Ukrainian partners and other vendors are satisfied,;
     o Cash flow from Pease's existing oil and natural gas production, which we estimate will be approximately $500,000 per quarter during 2000, assuming our oil production sells for at least $22 per barrel and our natural gas sells for at least $2.50 per Mcf; and
     o    Equity and debt financing for which we have no present commitments.

If we are unable to secure additional financing following the merger, we may have to:

     o Forfeit our interest in development or exploratory wells which may be drilled by the various operators in the Gulf Coast;
     o Assign our interest in drilling prospects to other participants on such terms as can be negotiated, if any;
     o Suffer significant reductions in the interest held by Carpatsky in the RC field; and
     o Forfeit any right to participate in any future wells in the RC field, which would substantially reduce Radiant Energy's estimated proved reserves.

It is important to remember:

     o Developing proved undeveloped oil and natural gas properties requires substantial capital;
     o Radiant Energy will be required to raise additional funds through public or private financings or borrowings;
     o Radiant Energy may be unable to raise sufficient additional capital to carry out its intended business plan;
     o If Radiant Energy cannot obtain sufficient additional capital resources, our operations and financial condition will suffer and we will surrender a portion of our present reserves;
     o Any capital resources which are available may not be available on terms that are advantageous to us;
     o If Radiant Energy issues additional equity or other securities to raise capital, the ownership interest of our existing stockholders will be diluted; and
     o Any additional securities issued to raise capital may have better rights, preferences or privileges than common stock held by our existing stockholders.

     Radiant Energy will conduct most of its operations in Ukraine.

     We expect that most of the future oil and gas production of Radiant Energy will be from operations in Ukraine in Eastern Europe. The success of operations in Ukraine will depend on our ability to maintain our relationships with our local development partners in Ukraine, the political and economic stability of Ukraine, export and transportation tariffs, local and national tax requirements and exercise of foreign government sovereignty over the exploration area. No assurance can be given that our operations in Ukraine will be profitable. See "Republic of Ukraine," and Note 1 of the Notes to Carpatsky's Consolidated Financial Statements. Generally the risks of operations in Ukraine include the following:

     o Risk of political and economic instability of Ukraine

     The form of government and economic institutions in the Ukraine have been created relatively recently and may be subject to a greater risk of political and economic instability or change than in countries where such institutions have been in existence for longer periods of time. The government of Ukraine, through wholly or majority owned regional oil and gas companies, is an essential participant in the establishment of the arrangements defining each exploration and development project, including our two projects. These arrangements, therefore, may be subject to changes in the event of changes in government institutions, government personnel or political power and the development of new administrative policies and practices. We can give you no assurance that we will be able to take measures to provide adequate protection of our oil and gas interests against political instability or changes in government, policies or practices, institutions, personnel or shifts in political power. See "Republic of Ukraine."

     o New market economy of Ukraine

     The infrastructures, labor pools, sources of supply and legal and social institutions in Ukraine are not equivalent to those found in connection with projects in North America. Moreover, the regulatory regime governing oil and gas operations (including environmental regulations) has been recently promulgated, so there may not be enforcement history or established practice that can aid Radiant Energy in evaluating how the regulatory regime will affect our operations. The procedures for obtaining permits and approvals may be cumbersome, and officials may have wide discretion in acting on applications and requests. Each of these factors may result in a lower level of predictability and a higher risk of frustration of expectations. See "Republic of Ukraine."

     o Currency risk in Ukraine

     We may be exposed to the risk of foreign currency exchange losses in connection with our operations in Ukraine by holding cash and receivables denominated in foreign currencies during periods in which a strengthening United States dollar may be experienced or by having or incurring liabilities denominated in foreign currencies during periods in which a weakening United States dollar may be experienced. Generally, Carpatsky has paid for goods and services obtained locally in hryvna (UAH), the Ukrainian currency, and has paid for materials and equipment, expatriate employees and international contractors in United States dollars.

     We may receive hryvna from sales of oil and gas within Ukraine although the hryvna is presently readily convertible into United States dollars. However, we can give no assurance that such convertibility will continue.

     o There are risks in producing and monetizing oil and gas produced in Ukraine.

     All of the reserves of oil and natural gas owned by Carpatsky are in the Republic of Ukraine. To date, Carpatsky's gas production has been sold to state enterprises and private companies within Ukraine. Only partial payment for sales to state enterprises has been received. To address this situation we will attempt to transport natural gas produced from our properties for sale in Western Europe which will help assure that full payment for gas is timely received. Following the merger we will continue to face risks in commercializing production of our natural gas reserves. These risks are based on a number of factors, including the following:

     o    The political climate;
     o Regulations applicable to the oil and gas business in Ukraine and to foreign companies such as Radiant Energy;
     o    Competitors in Ukraine;
     o    The limited access to transport natural gas for export;
     o The possibility that oil and natural gas prices in Ukraine are substantially different from prevailing world prices for these commodities;
     o Development of oil and natural gas reserves in Ukraine will require the use of local resources;
     o The possibility that Ukraine may require produced oil and natural gas to be sold domestically;
     o    Currency exchange fluctuations;
     o    Restriction on repatriation of capital and profits;
     o    Confiscatory changes in Ukraine's tax regime; and
     o    Non-payment for gas sold and lack of availability to seek redress.

     Carpatsky does not speculate in foreign currencies, does not presently maintain significant foreign currency cash balances, and has not engaged in any currency hedging transactions. Dividends or distributions from Ukrainian ventures may be received in hryvna, and there is no assurance that we will be able to convert such currency into United States dollars. Even where convertibility is available, applicable exchange rates may not reflect a parity in purchasing power. Fluctuations of exchange rates could result in a devaluation of hryvna which we hold. See "Republic of Ukraine."

     o Business disputes must be resolved in a foreign jurisdiction ln the event of a future dispute in connection with Ukraine operations, Radiant Energy may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States or enforcing U.S. judgments in such other jurisdictions. Radiant Energy may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

     o Changing Ukrainian culture may adversely affect business operations there

     Ukraine has not yet achieved economic, political or social stability. Ukraine's heavy industry suffered from the loss of government subsidies and protected markets. Agricultural production has fallen despite excellent natural resources, as a result of shortages of equipment and fertilizer, among other factors. Ukraine's political institutions have not been able to address successfully these economic problems or other difficulties facing the nation.

Ukraine is likely to remain unstable, and instability represents a threat to the successful implementation of our two projects and any other projects which we may undertake in Ukraine.

     o We must complete the licensing process to our largest field and we must receive a development license to produce reserves following the completion of exploration activities

     Carpatsky currently conducts operation in the RC field under a joint activity agreement between Carpatsky and Ukrnafta, the holder of the license. Carpatsky is not named as a licensee on the exploration license granted by the Ukranian government to explore the RC field, nor is the joint activity agreement referenced in the exploration license. Being named on the license or having the joint activity agreement referenced in the license is important to Carpatsky's ability to enforce its rights under the joint activity agreement. Under current Ukranian law, the government of the Ukraine will not recognize Carpatsky as having any rights in the RC field until it is named on the license or until the joint activity agreement is referenced in the license. It is very difficult, if not impossible, to enforce rights in the Ukraine under the private law of contract which governs the joint activities agreement. Also, if Carpatsky is able to enforce its rights under the joint activity agreement in a court outside of the Ukraine, realizing on a judgement (i.e. converting the judgement into cash or assets) in the Ukraine will be difficult or impossible. For this reason, most western banks and government agencies will not make loans to develop resources where the borrower is not a party to the license or the agreement with the borrower is not referenced in the license.

     While Carpatsky and Ukrnafta have agreed to seek to amend the exploration license in the RC field, we can make no assurances that we will be successful.

     The present exploration license must be converted into a development license before we begin commercial production from the field. The conversion to a development license is subject to the discretion of the Ukranian government, and we can give no assurance that it will be granted. Ukranian law regarding natural resources is not fully developed, and there is little precedent regarding the conversion from an exploration to a development license, or the conditions which may be imposed on such conversion. Failure to receive a development license, or the imposition of material adverse conditions to the receipt of a development license, would have a material adverse effect on Carpatsky.

     Most of the Carpatsky proved reserves are undeveloped and there is a risk that some of them may not be recovered.

     Approximately 86 % of Carpatsky's estimated proved oil reserves, 89 % of estimated proved natural gas reserves and 87% of estimated discounted future net revenue at December 31, 1998 were proved undeveloped reserves. Exploitation of such reserves will require drilling and completing new wells and related development activity. We can give no assurance that our development operations will be successful. A substantial portion of these reserves could be economically unrecoverable for various reasons, notwithstanding the expected presence of hydrocarbons. In such event the inherent value of our reserves would be substantially reduced.

     The transaction may not close.

     The proposed merger transaction is subject to a number of conditions, including obtaining approval of our stockholders. Pease or Carpatsky may be unable to meet the applicable conditions or the transaction could be abandoned for other reasons. In any event, the transaction will not be completed until the second quarter of 2000.

     Matters described in forward-looking statements in this prospectus may not occur, thus increasing the risk to investors.

     Some of the statements contained in this prospectus under the following captions are "forward looking": "Summary," "Risk Factors," "Pease Management's Discussion and Analysis of Financial Conditions and Results of Operations," "CarpatskyManagement's Discussion and Analysis of Financial Conditions and Results of Operations," "Business of Pease" and "Business of Carpatsky." When used in this prospectus the forward-looking statements are often identified by the use of such terms and phrases as "anticipates," "believes," "intends," "estimates," "plans," "expects," "seeks," "scheduled," "foreseeable future" and similar expressions. The forward-looking statements involve risks and uncertainties that might adversely affect our operating results in the future in a material way. The risks and uncertainties include:

     o    The availability of capital resources;
     o Whether we will be able to maintain and develop our oil and gas properties in Ukraine and successfully market oil and gas produced;
     o Whether we are successful in exploring for oil and natural gas in other areas; and
     o Volatility in oil and natural gas prices in the United States and throughout Europe.

     Many of these risks are beyond our control. Our actual results, performances and achievements could differ materially from the results suggested, or implied by, the forward-looking statements.

     Bellwether will control Radiant Energy.

     Following the merger, Bellwether will own 102.41 million shares of our convertible preferred stock. These shares are entitled to vote as a class with our common stock. In addition, if we issue additional shares of voting stock, we must also make a dividend to Bellwether of a like number of additional shares of preferred stock. As a result, Bellwether will have the right to vote approximately 53.4% of the votes entitled to be voted by Radiant Energy stockholders.

     Following the merger, a majority of our board of directors will be appointed by Bellwether. Mr. J.P. Bryan and Dr. Jack Birks, who will be on our board of directors after the merger, also are directors of Bellwether. Bellwether has also appointed Roland E. Sledge, who is proposed to be elected to our board of directors. Mr. Bryan, the Chief Executive Officer of Bellwether and Carpatsky, will become our chief executive officer after the merger. Our activities following the merger will therefore be controlled by Bellwether.

     Carpatsky shareholders will be subject to the provisions of Nevada law.

     As a result of the merger, Carpatsky shareholders will become stockholders in Radiant Energy, a Nevada corporation, and, accordingly, your rights as stockholders will be governed by Nevada law. See "Comparison of Rights of Holders of Carpatsky, Pease and Radiant Energy Common Stock."

     Radiant Energy will be subject to the risk of volatile oil and natural gas prices.

     Prices available for future production of oil and natural gas will determine many aspects of Radiant Energy's future financial viability, including:

     o    Revenue;
     o    Results of operations, profitability and growth; and
     o The carrying value of oil and natural gas reserves acquired or developed by Radiant Energy.

     Historically, markets for oil and natural gas have been volatile and the volatility may continue or recur in the future. Various factors beyond our control will effect the prices of oil and natural gas, including:

     o    the worldwide and domestic supplies of oil and natural gas;
     o the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
     o political instability or armed conflict in oil or natural gas producing regions;
     o    the price and level of foreign imports;
     o    the level of consumer demand;
     o    the price, availability and acceptance of alternative fuels;
     o    the availability of pipeline capacity;
     o    weather conditions;
     o    domestic and foreign government regulations and taxes; and
     o    the overall local and world economic environment.

     Any significant decline in the price of oil or natural gas will adversely affect Radiant Energy and could require an impairment in the carrying value of any reserves which Radiant Energy may develop in the future.

     We will not control our oil and gas properties; therefore we will continue to be dependent upon the various operators of our domestic properties and upon our joint venture partners in the Ukrainian properties to explore and develop those prospects.

     Pease is not presently the operator of any of its oil or natural gas prospects in the Gulf Coast area. Carpatsky is involved in making operating and marketing decisions through its 50% participation in the management committees of each venture, although it is not the operator. These arrangements are expected to continue following the merger. Thus, we will be unable to control material aspects of commercialization of our principal domestic assets and we will be dependent upon the expertise, diligence and financial condition of the operators of those properties. Our financial condition to contribute capital to the budgets of both Ukrainian ventures will determine our level of authority on the management committees.

     Radiant Energy will experience drilling and operating risks.

     Oil and natural gas drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. We can make no assurance that wells in which we will have an interest will be productive or that we will recover all or any portion of our drilling or other exploratory costs. Drilling for oil or natural gas may involve unprofitable efforts, not only from dry wells but from wells that are productive but do not produce sufficient net revenue to return a profit after drilling, operating and other costs. The costs of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including by way of illustration the following:

     o    Economic conditions;
     o    Title problems in the U.S.;
     o    Compliance with governmental requirements;
     o    Weather conditions; and
     o    Shortages and delays in labor, equipment, services or supplies.

Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse affect on our future results of operations and ability to participate in other projects.

     Our operations are also subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, including, by way of illustration, such hazards as:

     o    Fires;                    o    Natural disasters;
     o    Explosions;               o    Encountering formations with abnormal
     o    Blowouts;                      pressures;
     o    Pipeline ruptures;        o    Cratering;
     o    Power shortages;          o    Spills; and
                                    o    Equipment failures

     Any of these types of hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damages to property. As protection against such operating hazards, we intend to maintain insurance coverage against some, but not all of these potential risks. We also may elect to self insure in circumstances in which we believe that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by third party insurance could have a material adverse affect on our business, financial condition and results of operations.

     Radiant Energy must continue to comply with significant amounts of governmental regulation.

     Domestic oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, including safety matters, which may change from time to time in response to economic conditions. Matters subject to regulation by domestic federal, state and local authorities include:

    o    Permits for drilling operations;   o    Construction of processing
    o    Reports concerning operations;          facility
    o    Unitization and pooling of         o    Road and pipeline construction;
         properties;                        o    The spacing of wells;
    o    Environmental protection           o    Taxation;
    o    Customs regulations                o    Production rates; and
                                            o    Worker safety regulations

We can give no assurance that delays will not be encountered in the preparation or approvals of such requirements or that the results of such regulations will not require us to alter our drilling and development plans. Any delays in obtaining approvals or material alterations to our drilling and development plans could have a material adverse effect on our operations. From time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas below actual production capacity in order to conserve supplies of oil and natural gas. We believe that we are and will continue to be in substantial compliance with all applicable laws and regulations. We are unable to predict the ultimate cost of compliance with changes in these requirements or their effect on our operations. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse affect on our financial condition and future results of operations.

     Radiant Energy's Ukranian oil and gas operations will also be subject to Ukrainian laws and regulations which are in various states of development.

     Radiant Energy must comply with environmental regulations.

     We must operate exploratory and other oil and natural gas wells in compliance with complex and changing environmental laws and regulations adopted by government authorities. The implementation of new, or the modification of existing, laws and regulations could have a material adverse affect on properties in which we may have an interest. Discharge of oil, natural gas or other pollutants in the air, soil or water may give rise to significant liabilities to governmental bodies and third parties and may require us to incur substantial costs of remediation. We may be required to agree to indemnify sellers of properties we purchase against certain liabilities for environmental claims associated with those properties. We can give no assurance that existing environmental laws or regulations, as currently interpreted, or as they may be reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial conditions.

     Radiant Energy must develop additional reserves to replace reserves depleted by production.

     Our future success will depend upon our ability to develop the proved undeveloped oil and natural gas reserves in the Gulf Coast area and in Ukraine and to find or acquire additional oil and natural gas reserves which are economically recoverable. Once production is established, proved reserves will decline as they are depleted by production. Radiant Energy must continue exploratory drilling or otherwise acquire proved reserves to continue to increase its reserves and its production. Our strategic plan includes increasing our reserve base through exploratory drilling, development and exploitation of our existing properties and acquiring other producing properties if we have sufficient capital resources. We can give no assurance that our planned drilling, development and exploitation projects will result in significant additional reserves or that we will have success drilling productive wells with reserves greater than finding, development and production costs.

     There is a risk that our estimates of proved reserves and future net revenue are inaccurate.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data included in this proxy statement and prospectus represent only estimates. In addition, the historical and projected estimates of future net revenue from proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may prove to be incorrect over time. In particular, estimates of crude oil and natural gas reserves, future net revenue from proved reserves and the discounted present value thereof for the Pease and Carpatsky crude oil and natural gas properties described in this proxy statement and prospectus are based on the assumptions that such properties are developed in accordance with their proposed development programs and that future crude oil prices remain the same as crude oil prices at December 31, 1998, with respect to production attributable to our interests in our respective properties.

     Radiant Energy will face substantial competition.

     Radiant Energy will be competing with both major and independent oil and natural gas and other companies, nearly all of which will have substantially larger financial resources, operations, staffs and facilities. Radiant Energy will continue to face intense competition from both major and independent oil and natural gas companies when it seeks to acquire desirable properties and to market its production. These competitors have financial and other resources substantially in excess of those which will be available to us. The effects of this highly competitive environment could have a material adverse effect on Radiant Energy.

     Acquiring interests in other properties involves substantial risks.

     Following the merger, we intend to evaluate and acquire interests in oil and natural gas properties in the Gulf Coast of the United States and in Ukraine which, in management's judgement, will provide attractive investment opportunities to acquire additional production and oil and gas reserves. To acquire producing properties or undeveloped exploratory acreage will require an assessment of a number of factors including:

     o Value of the oil or gas properties and likelihood of future production;
     o    Recoverable reserves;
     o    Operating costs;
     o    Potential environmental and other liabilities;
     o    Drilling and production difficulties; and
     o    Other factors beyond our control

     Such assessments will necessarily be inexact and uncertain. We intend to perform such reviews in a manner which we believe at the time to be generally consistent with industry practice. These reviews, however, may not reveal all existing or potential problems, nor would they permit a buyer to become sufficiently familiar with such properties to assess fully their deficiencies or benefits. For instance, inspections may not be performed on every well, and structural or environmental problems may not be observable even when an inspection is undertaken. We can make no assurance that any future acquisitions will be beneficial. Any unsuccessful acquisition could have a material adverse affect on Radiant Energy.

     The corporate charter includes certain anti-takeover provisions.

     The Amended and Restated Articles of Incorporation of Radiant Energy will authorize 200 million shares of preferred stock, of which 102.41 million will be issued to Bellwether in the merger. The board of directors of Radiant Energy may issue the balance of the unissued preferred stock without stockholder approval and may set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine. These provisions may discourage transactions involving actual or potential changes of control of Radiant Energy, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock. We have no plans, arrangements, commitments or understandings relating to potential future issuances of preferred stock. Radiant Energy will not be subject to provisions of the Nevada General Corporation Law that would make some business combinations more difficult. See "Description of Capital Stock--Certain Provisions of Pease's Charter and Bylaws," and "Comparison of Rights of Holders of Carpatsky, Pease and Radiant Energy Common Stock."


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


     The corporate charter of Radiant Energy limits director liability.

     The Radiant Energy Amended and Restated Articles of Incorporation will provide, as permitted by Nevada law, that a director of Radiant Energy shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of Radiant Energy against directors. In addition, the Amended Restated Articles of Incorporation and Radiant Energy's Bylaws will provide for mandatory indemnification of directors and officers to the fullest extent permitted by Nevada law.

     Absence of dividends on common stock.

     Neither Pease nor Capatsky have ever declared or paid cash dividends on our common stock and we do not anticipate that we will pay dividends in the foreseeable future. We anticipate that future earnings, if any, will be retained for development of our business.

     The market price for Radiant Energy common stock following the merger is likely to be volatile and the market for Radiant Energy common stock may not be liquid.

     If Radiant Energy's operating results should be below the expectations of investors or analysts in one or more future periods, it is likely that the price of the common stock would be materially adversely affected. In addition, the stock market has experienced significant price and volume fluctuations that have particularly effected market prices of equity securities of many energy companies, particularly emerging and new companies. General market fluctuations may also adversely affect the market price of the common stock. Finally, upon consummation of the merger, the shares owned by Carpatsky shareholders will cease trading on the Canadian Venture Exchange. Pease's common stock traded in the OTC Bulletin Board market and, accordingly, stockholders may experience different levels of spreads between bid and asked quotations as a result of deficiencies between such markets.

                              THE SPECIAL MEETINGS

General

     This proxy statement and prospectus constitutes the Management Information Circular provided to shareholders of Carpatsky in connection with the solicitation of proxies from holders of shares of Carpatsky common and preferred stock for use at the special meeting of shareholders of Carpatsky.

     This proxy statement and prospectus is being furnished to holders of common and preferred stock of Pease in connection with the solicitation of proxies by our board of directors for use at our special meeting of stockholders.

     This proxy statement and prospectus and the accompanying forms of proxy are first being mailed to Pease and Carpatsky shareholders on or about ________ __, 2000.

Matters to be Considered at the Pease Special Meeting

     The Pease special meeting will be held to consider and vote upon for the following proposals:

     o A proposal to approve the issuance of approximately 44,959,557 shares of common stock and 102,410,000 shares of preferred stock in connection with the proposed merger pursuant to which Carpatsky Petroleum Inc. will become a wholly-owned subsidiary of Pease, and the exchange offer to holders of Pease preferred stock.

     o A proposal to issue 8,865,665 shares of common stock in exchange for all outstanding Pease Series B preferred stock

     o A proposal to adopt Amended and Restated Articles of Incorporation of Pease, pursuant to which Pease's corporate name shall be changed to "Radiant Energy, Inc.," the number of shares of authorized common stock shall be increased to 150,000,000 shares and the number of shares of authorized preferred stock shall be increased to 200,000,000 shares. The Amended and Restated Articles of Incorporation will become effective upon completion of the merger. If the merger is not completed for any reason whatsoever, the exchange, the Amended and Restated Articles of Incorporation and the election of directors will not become effective.

     o    The election of a board of seven directors as follows:

                                                                  Term ending:

     o  Class I:   B. Dee Davis and David A. Melman                    2000
     o  Class II:  Steve A. Antry and Roland E. Sledge                 2001
     o  Class III: J. P. Bryan, Leslie C. Texas; and Jack Birks        2002; and

     o to transact any other business which may properly come before the special meeting or any adjournments or postponements of the special meeting.

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


Matters to be Considered at the Carpatsky Special Meeting

     The Carpatsky special meeting will be held for the following purposes;

     o To consider and vote upon the following proposal under Alberta law to continue and redomesticate Carpatsky in the state of Delaware as a Delaware corporation:

               BE IT RESOLVED as a special resolution that:

                    1. Carpatsky Petroleum Inc. make application to be continued
               and redomesticated into the State of Delaware, United States of America, and to be governed by the Delaware General Corporate Law ("DGCL"), by filing with the Secretary of State of the State of Delaware, a Certificate of Domestication and Certificate of Incorporation of Carpatsky Petroleum Inc., a Delaware Corporation ("New Carpatsky") pursuant to which each outstanding common share of Carpatsky Petroleum Inc. will be converted into one share of New Carpatsky common stock (other than shares for which holders have exercised their right to dissent with respect to this special resolution and to be paid the fair value of their shares) and each outstanding preferred share of Carpatsky Petroleum, Inc. will be converted into one share of New Carpatsky preferred stock (other than shares for which holders have exercised their right to dissent with respect to this special resolution and to be paid the fair value of their shares);
                    2. Carpatsky Petroleum Inc. make application to the
               Registrar of Corporations under the Business Corporations Act (Alberta) for a Certificate of Discontinuance discontinuing the Corporation under the Business Corporations Act (Alberta);
                    3. the board of directors of the Carpatsky Petroleum Inc.
               may in its discretion abandon the application for continuance under the DGCL without further approval of the shareholders; and
                    4. any director or officer of the Carpatsky Petroleum Inc.
               is hereby authorized to do, sign and execute, under seal or otherwise, all things, deeds and documents necessary or desirable for the due carrying out of the foregoing, the execution of such documents or doing of any such act or thing by any director or officer of the Carpatsky Petroleum Inc. being conclusive evidence of such authorization.

     o To consider and vote upon a proposal under Delaware law to adopt the merger agreement among a Pease subsidiary corporation, Pease, and Carpatsky, which includes the merger of the Pease subsidiary corporation with and into New Carpatsky; and
     o To transact any other business which may properly come before the special meeting or any adjournments or postponements of the special meeting.

Votes Required for Approval

     The proposals to issue shares of Pease common and preferred stock in the merger and the exchange, and the proposal to elect the directors must be approved by a plurality of the votes cast, assuming at least a majority of the outstanding stock is represented at the meeting. The proposal to adopt Amended and Restated Articles of Incorporation must be approved by the holders of a majority of the outstanding shares of Pease common and preferred stock.

     The special resolution approving the continuance and redomestication of Carpatsky as a Delaware corporation must be approved by two-thirds of the shares of Carpatsky common stock and preferred stock, voting together as a single class, represented at the meeting and voting on the special resolution. The merger must be approved by the affirmative vote of the holders of a majority of the outstanding shares of the Carpatsky common and preferred stock, voting together as a single class. Bellwether Exploration Company which owns all of the Carpatsky preferred stock, has agreed with Carpatsky to vote in favor of the redomestication and the merger if the conditions to closing the merger are satisfied. Bellwether's common and preferred stock represent approximately 57.7% of the votes entitled to be cast at the special meeting.

Voting and Quorum at the Special Meetings

     The boards of directors of Pease and of Carpatsky have each fixed __________, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the special meetings of Pease and Carpatsky. Accordingly, only holders of record of shares of Pease common and preferred stock or shares of Carpatsky common and preferred stock on the record date will be entitled to notice of and to vote at the respective special meetings. As of the record date, there were 1,731,398 shares of Pease common stock outstanding, held by approximately 1,100 holders of record, and 105,828 shares of Pease Series B preferred stock held by 10 persons, 77,728,263 shares of Carpatsky common held by approximately 165 registered holders of record and
95.45 million shares of Carpatsky preferred stock held by Bellwether. Each holder of record of Pease and Carpatsky common and preferred stock on the record date is entitled to one vote per share on each proposal properly submitted to a vote at the special meeting of Pease stockholders, provided that holders of Pease Series B preferred stock will vote only on the proposal to exchange such stock for our common stock. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of both Pease and Carpatsky common and preferred stock is necessary to constitute a quorum at each of the special meetings.

Treatment of Abstentions

     Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence or absence of a quorum at the Pease and Carpatsky special meetings. Broker non-votes are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular matter.

Proxies - Pease

     The Pease proxy accompanying this proxy statement and prospectus is solicited on behalf of the Pease board of directors for use at the special meeting. You are requested to complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope to Pease's transfer agent, American Securities Transfer & Trust, Inc. or otherwise mail it to Pease. Pease stockholders, who hold their Pease common stock in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee on voting their shares. All shares of Pease common stock that are entitled to vote and are represented at the special meeting by properly executed proxies received prior to or at the special meeting, and are not revoked, will be voted at the special meeting in accordance with the instructions indicated on the proxies. If the instruction is to abstain and in the case of a broker non-vote, the shares represented by the proxy will be deemed to be present at the special meeting but will not be voted with respect to the merger, thus having the same effect as a vote against the merger. If no instructions are indicated, the proxy will be voted FOR approval of the merger.

     In the event that a quorum is not present at the time the Pease meeting is convened, or if for any other reason we believe that additional time should be allowed for the solicitation of proxies, we may adjourn the Pease meeting with or without a vote of the stockholders. If we propose to adjourn the Pease meeting by a vote of the stockholders, the persons named in the enclosed form of proxy will vote all shares of Pease common stock for which they have voting authority in favor of an adjournment.

     The Pease board of directors does not presently intend to bring any other business before the special meeting and, so far as is known to Pease's board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in accordance with the judgment of the persons voting the proxies.

Proxies - Carpatsky

     The Carpatsky proxy accompanying this proxy statement and prospectus is solicited by the management of Carpatsky for use at the special meeting. You are requested to complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope to Carpatsky's transfer agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333-7th Avenue S.W., Calgary AB T2P 2Z1. Messrs. J.
P. Bryan and Robert Bensh, the persons named in the form of proxy enclosed with the notice of the special meeting, are respectively, the Chief Executive Officer and director and the Secretary of Carpatsky.

     UNDER ALBERTA LAW CARPATSKY SHAREHOLDERS HAVE THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF CARPATSKY) TO REPRESENT HIM AT THE SPECIAL MEETING. TO EXERCISE THAT RIGHT, A SHAREHOLDER MAY EITHER INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY ENCLOSED WITH THE NOTICE OF THE MEETING OR SUBMIT ANOTHER FORM OF PROXY APPOINTING THE DESIRED REPRESENTATIVE. PROXIES WILL NOT BE VALID UNLESS RECEIVED BY CIBC MELLON TRUST COMPANY, NOT LATER 4:00 P.M. (CALGARY TIME) ON
_____________.

     The proxy must be in writing and must be signed by the Carpatsky shareholder or his attorney authorized in writing, or, if the Carpatsky shareholder is a corporation, the proxy must be signed under its corporate seal or by a duly authorized officer or attorney of the corporation authorized in writing.

Procedure for Revocation of Proxies by Carpatsky Shareholders

     A Carpatsky shareholder who has submitted a proxy may revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked, by an instrument in writing signed by the Carpatsky shareholder or his attorney authorized in writing, or, if the Carpatsky shareholder is a corporation, signed under its corporate seal or by an officer or attorney of the corporation authorized in writing, and depositing the instrument either at the registered office of Carpatsky, 1210, 606-4th Street S.W., Calgary, Alberta T2P 1T1, or at the office of The CIBC Mellon Trust Company, 600 The Dome Tower, 333-7th Avenue S.W., Calgary AB T2P 2Z1, at any time up to and including the last business day preceding the day of the special meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of the special meeting on the day of the special meeting or any adjournment thereof at which the proxy is to be used. Upon such deposit the proxy will be revoked as to any matter in respect of which a vote has not already been cast.

     The form of proxy enclosed with the notice of the special meeting affords a means for Carpatsky shareholders to specify the manner in which shares of Carpatsky common stock registered in their name will be voted. If appointed proxy, Messrs. Bryan and Bensh will vote the shares or withhold from voting the shares as specified by the Carpatsky shareholder on any ballot that may be called for. THE SHARES WILL BE VOTED IN FAVOR OF APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN GIVEN. THE FORM OF PROXY ENCLOSED WITH THE NOTICE OF THE SPECIAL MEETING CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS APPOINTED PROXY THEREUNDER TO VOTE ON AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, AND ON OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date hereof, management of Carpatsky knows of no such amendment, variation or other matter which may come before the special meeting.

Procedure for Revocation of Proxies by Pease Stockholders

     If you have given us a proxy, you may revoke it at any time before it is exercised at the special meeting by

     o delivering a written notice to the corporate secretary, bearing a date later than the date of the proxy, stating that the proxy is revoked;

     o signing and delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the special meeting; or

     o    attending the special meeting and voting in person.

     If you attend the meeting and do not vote, you will not automatically revoke a proxy given previously, and any revocation during the meeting will not affect votes previously taken. Pease stockholders who hold their common stock in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee to revoke previously voted shares.

Pease Dissenters' Rights

     Holders of Pease common or preferred stock do not have a right to dissent to the merger and receive compensation for their shares.

Carpatsky Dissenters' Rights under Alberta Law

     A holder of shares of Carpatsky common and preferred stock is entitled to dissent and be paid the fair value of such shares if continuance and redomestication of Carpatsky as a Delaware corporation is completed and such shareholder provides Carpatsky with written objection to the continuance and redomestication at or before the special meeting and otherwise complies with the procedure set out in section 184 of the Business Corporations Act (Alberta).
Section 184 requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each holder of shares of Carpatsky common and preferred stock who might desire to

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


exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "D."

Carpatsky Dissenters' Rights under Delaware Law

     Under the law of Delaware, if you are a holder of Carpatsky common or preferred stock who (a) does not vote in favor of the merger, and (b) delivers a demand for payment prior to the vote on the proposed merger at the Carpatsky special meeting, may demand a cash payment for the "fair value" of his or her shares of Carpatsky common stock. If we cannot agree to an appropriate "fair value," the matter would be determined in judicial proceedings. We cannot predict what the determination of "fair value" would be if it is determined in judicial pro ceedings. In order to exercise this right, you must comply with each of the procedural requirements of the General Corporation Law of Delaware. A description of the applicable requirements is provided in "The Merger - Dissenters' Rights." The failure to take any of the steps required in a timely manner will result in a loss of your dissenters' rights.

Expenses of Solicitation

     Pease and Carpatsky will share the cost of solicitation of proxies from our shareholders, estimated to be $30,000 plus reasonable out-of-pocket expenses. In addition to solicitation by mail, our directors, officers, and employees may solicit proxies from stockholders by telephone, facsimile, or in person, following the original mailing of the proxies and other soliciting materials. We will also make arrangements with custodians, nominees, and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by custodians, nominees, and fiduciaries, and we will reimburse those holders for their reasonable expenses.

Recommendation of the Board of Directors

     The board of directors of Carpatsky has unanimously approved the continuance and redomestication of Carpatsky into Delaware and the boards of directors of both Pease and Carpatsky have unanimously approved the merger agreement and the merger, and found the terms of the merger agreement to be fair to, and in the best interests of, their respective companies and their stockholders. The Carpatsky board of directors has recommended that the holders of Carpatsky common stock vote FOR approval and adoption of the redomestication, the merger agreement and the consummation of the transactions described in this proxy statement and prospectus. The Pease board of directors has recommended that holders of Pease common stock vote FOR approval of issuance of Pease common or preferred stock in the merger, FOR approval of the Amended and Restated Articles of Incorporation, and FOR election of the seven nominated directors.

     The matters to be considered at the special meetings are of great importance to our stockholders. Accordingly, stockholders of both companies are urged to read and carefully consider the information presented in this proxy statement and prospectus and to complete, date, sign, and promptly return the enclosed proxy in the enclosed postage-paid envelope, whether or not you intend to attend the special meeting.

                                   THE MERGER

Background of the Merger

     On March 18, 1998 one of the Pease directors, Steve A. Antry, wrote a letter to the then-President of Pease, Willard H. Pease, Jr., and Patrick J. Duncan, then Secretary and CFO, suggesting ways to improve the financial position of Pease. This followed 18 months of low oil prices, a disappointing drilling program resulting in 10 dry holes, and a private placement of nonvoting Series B Convertible preferred stock which became hyper-dilutive to the common stock, all of which resulted in declining trading prices for Pease common stock. One of the suggestions was to consider a merger.

     On March 24, 1998 Steve A. Antry, Stephen L. Fischer and R. Thomas Fetters, Jr., all directors of Pease, sent a second letter to the board with a list of suggestions for the board to consider to strengthen Pease and reinforce stockholder confidence. One of their key points was that the board should discuss entertaining a possible merger or sale of Pease.

     At a meeting held on July 10, 1998 in Salt Lake City, Utah, the directors voted to restructure Pease's management and formed an Executive Committee to assist in day-to-day management of Pease. William F. Warnick was elected Chairman of the board of directors to replace Willard H. Pease, Jr., who retained his position as President.

     Subsequently, Mr. Antry wrote to Mr. Warnick on August 10, 1998 requesting that the Executive Committee discuss a possible merger of Pease at their next meeting. On August 12, 1998 Pease received an unsolicited preliminary proposal to merge from Texoil, Inc., a small public oil and gas company.

     Chairman Warnick met with Kenneth Etheredge of San Jacinto Securities of Dallas, Texas on August 13, 1998 to discuss the Company's financing efforts and the possibility of merging Pease. Etheredge proposed that San Jacinto Securities be engaged as the exclusive investment banker to pursue possible merger candidates for Pease.

     On August 24, 1998 the directors met in Phoenix, Arizona at which the directors determined that it may be in the interest of the stockholders to merge with another company to give Pease stockholders a greater opportunity for increased values. That decision was based upon assessment of Pease's limited base of oil and gas reserves and lack of access to capital required to undertake substantial additional exploration and development activities. To advance its plan, the board retained the services of San Jacinto Securities to search for appropriate merger candidates and to assist the board to evaluate those candidates to determine which would offer Pease the potential for exposure to a substantial reserve base and growth opportunity.

     Mr. Warnick next met on August 27, 1998 with a Denver law firm retained to advise Pease to discuss, among other things, the possibility of merging and the terms for San Jacinto Securities to act as investment banker for such a transaction. Pease and Mr. Warnick also met during the period with the CFO of Benz Oil Company who wished to discuss a possible transaction focused on buying out the outstanding nonvoting Series B Convertible preferred stock, converting it to common stock at a predetermined price and holding Pease as a separate entity. Warnick advised the board that he did not feel that this transaction was in the best interests of Pease.

     An Executive Committee meeting was held on August 31, 1998 to discuss merger possibilities, details of the engagement of San Jacinto Securities to initiate such a merger and pursuing a third party "white knight" to assist Pease in financing and to restructure Pease's capital, particularly the outstanding nonvoting Series B Convertible preferred stock.

     The board of directors next met on October 22, 1998 in Phoenix, Arizona and was informed by the investment banker that indications of interest had been expressed and that confidentiality agreements had now been submitted to a number of inquiring candidates. Many recipients had objected to the proposed terms of the amount of liquidated damages for breach requested in the confidentiality agreements and the term for nondisclosure. The board approved modifying the agreement. The board also elected Patrick J. Duncan as interim President of Pease replacing Willard H. Pease, Jr. Mr. Pease remained as a director and employee.

     The board had a telephone conference meeting on November 16, 1998 to update the directors on the status of the merger selection process. They were informed that meetings had been scheduled by then director F. Allan Wise and representatives of San Jacinto Securities for the following week with several interested companies in Texas. A full report would be issued to the directors after the meetings. At this meeting the board voted to accept the resignation of Mr. Pease as an employee of Pease.

     On November 19, 1998 Cheniere Energy, Inc., a small public oil and gas company, submitted a proposal to merge the two companies which was not accepted.

     The board met on November 30, 1998 by telephone conference call and director Wise reviewed the meetings he had attended with several candidates in Texas. The directors were advised that Pease, through the Executive Committee of the board, intended to continue discussions with Fortune Natural Resources Corporation, Browning Oil Company, Inc., Goodrich Petroleum, Inc., North Coast Energy, Inc. and other similar companies regarding a potential merger with Pease.

     During December 1998 Pease received unsolicited proposals from MJM Oil & Gas, Inc., Fortune Natural Resources Corporation, and Aviva Petroleum, Inc. On December 21, 1998 an Executive Committee meeting was held and the Committee determined that none of the proposals which had been received were in the best interests of Pease and its stockholders.

     The board of directors next met in Phoenix, Arizona on January 11, 1998 and received a detailed report from San Jacinto Securities. Thirty-eight confidentiality agreements had been mailed to prospective companies who had indicated a potential interest in acquiring or merging with Pease. Twenty-one companies signed confidentiality agreements and were sent information memos and oil and natural gas reserve reports. Directors Wise and Fetters and Bruce Lazier from San Jacinto Securities had met with Texoil, Inc., Xplor Energy, Inc., Centas Technical Services, and Edge Petroleum Corp. Messrs. Wise and Fetters and Kenneth Etheredge of San Jacinto Securities also had met with Venus Exploration. San Jacinto Securities had additional meetings with Benz Oil & Gas, Fortune Natural Resources, Aviva Petroleum, Fieldpoint Petroleum, Sandefer Oil and Gas, Bellwether Exploration, Cheniere Energy, MJM Oil and Gas, and Southern Minerals Corp. According to Etheredge's records, five companies had made written proposals: Cheniere Energy, MJM Oil and Gas, PetroQuest Energy Inc., Fortune Natural Resources Corp. and Venus Exploration, Inc. Centas Technical Services had expressed an interest in providing management services for Pease if Pease continued to operate and Aviva Petroleum had expressed interest in an acquisition but had not made a written proposal. Mr. Etheredge advised the board that Pease should meet with Venus Exploration and MJM Oil and Gas Company, the two companies who had proposed the best offers, and attempt to structure an acceptable transaction. He further advised that the board should seek input and guidance from Robert V. Sinnott of Kayne Anderson Investment Management, representing a majority of the 10 holders of the nonvoting Series B Convertible preferred stock, to determine whether the holders would be likely to agree to restructure the preferred stock in connection with an acceptable offer.

     In November, 1998, Mr. Fetters, then a director of Pease, advised David A. Melman, a former business associate of Fetters and a consultant to Carpatsky, that the Pease directors had determined to seek a merger as its primary corporate objective. He informed Melman that Pease had retained San Jacinto Securities to assist in locating an appropriate candidate and to negotiate a transaction. Mr. Fetters described the Pease corporate structure and its producing properties to Melman who then approached Fred Hofheinz and Leslie C. Texas, both then directors of Carpatsky, with this information. They agreed that Pease appeared to satisfy the Carpatsky objectives. Later in November Mr. Melman contacted Mr. Etheredge of San Jacinto Securities and discussed the potential for a merger of the companies. Mr. Etheredge then informed the Pease board of Carpatsky's interest and San Jacinto Securities delivered a confidentiality agreement to Carpatsky which was signed by Mr. Hofheinz and returned to Pease. Later that month Pease forwarded copies of Pease's publicly filed annual and quarterly reports, as well as oil and natural gas reserve reports, cash flow projections and a description of Pease properties and potential. After evaluating Pease, Carpatsky, by letter to Mr. Etheredge dated February 15, 1999, proposed the basis of a merger, subject to satisfactory due diligence and other conditions. On February 17, 1999, Carpatsky delivered to Pease the Carpatsky oil and natural gas reserve report (as of June 30, 1997) and other information. On March 3, 1999, Messrs. Duncan and Fetters met with Messrs. Texas, Hofheinz and Melman in Houston, Texas to further refine Carpatsky's initial proposal and discuss Carpatsky's operations and corporate objectives. On March 11, 1999, Carpatsky responded by memorandum to questions raised during the meeting held the previous week. On March 19, 1999, Messrs. Texas and Melman, met in Newport Beach, California with Steve Antry, and then in Century City, California with Mr. Sinnott. Discussion at both meetings centered on Carpatsky's ability to produce, sell and receive payment for its gas reserves in Ukraine. These meetings were followed by delivery of a Carpatsky memorandum to Pease proposing procedures for asset valuation of both companies.

     At a March 29, 1999 board of directors meeting held by telephone conference call, President Patrick J. Duncan explained that he had met with several potential merger candidates the first week in February 1999, including Carpatsky, Venus Exploration, Texoil, Fortune Natural Resources and Moose Exploration. On March 9, 1999 Pease received an offer to purchase Pease from Pan Western Energy Corporation. On the date of the meeting the Executive Committee of the board and Mr. Etheredge were still evaluating the candidates and awaiting written proposals from them.

     A revised verbal offer was received on April 13, 1999 from Texoil, Inc. President Duncan faxed a counterproposal to Texoil, Inc. which was declined.

     On April 15, 1999, Pease suggested that Carpatsky address the Pease directors at a meeting to be held in Beverly Hills, California. Messrs. Hofheinz and Melman represented Carpatsky at the meeting which was held on April 26. They described Carpatsky's properties and objectives and responded to questions raised by the directors, legal advisor, and Mr. Etheredge. Subsequent to the meeting Pease representatives requested, among other things, that Carpatsky engage a petroleum engineering firm to produce a current valuation of its reserves as of December 31, 1998. By letters dated April 29 and May 5 Carpatsky responded to the Pease requests, advising that Carpatsky had retained Ryder Scott Company, independent petroleum

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consultants, to undertake a study of Carpatsky's oil and gas reserves in
Ukraine, and the discounted present value of those reserves with estimates of capital required to develop the fields and product pricing. On May 12 a committee of the Pease board of directors (including Messrs. Warnick and Duncan) met with representatives of Carpatsky and with B. Dee Davis and Roland Sledge of Torch Energy Advisors in Houston, Texas, a major creditor of Carpatsky, to assess the Torch commitment to Carpatsky and its assessment of the political and economic climate of Ukraine.

     At the April 26, 1999 meeting of directors, potential merger candidates suggested by San Jacinto Securities also made presentations. Representatives of EnCap Investments L.C., Alliance Resources Plc. and, representatives of Virgin Oil Company, Inc. and Pecos Operating Co. described proposals to acquire Pease. The board agreed to review and further discuss the proposals and others.

     Virgin Oil submitted a definitive proposal to merge with Pease on May 5, 1999. On May 20, 1999 Virgin Oil withdrew its May 5, 1999 offer and submitted a revised offer. Pease also received a proposed letter of intent on May 20, 1999 from Carpatsky. At a directors meeting held on that date in Dallas, Texas, the Pease directors reviewed the proposals from Virgin Oil and Carpatsky. During the course of the meeting a telephone discussion was held with Mr. Sinnott to inform him of the latest offers. Mr. Sinnott advised the board that while the board should determine the proposal most beneficial to Pease, the holders of the nonvoting Series B Convertible preferred stock would be unlikely to approve the transaction proposed by Virgin Oil. The Virgin Oil offer was subsequently withdrawn.

     On May 20 the boards of directors of Pease and Carpatsky approved a letter of intent regarding the merger which was signed by Mr. Warnick, Chairman of Pease and Mr. Hofheinz, Chairman of Carpatsky. The directors of Pease met by telephone conference call on June 30, 1999 to be updated on the status of the due diligence process (which was to include a fact finding trip to Ukraine by President Duncan and several consultants) and to review a draft Agreement and Plan of Merger.

     On July 9 a Pease contingent including Patrick Duncan and Ms. Karen Ostrander-Krug, an attorney and petroleum engineer with extensive experience in Eastern European oil and gas ventures, joined Messrs. Texas and Melman of Carpatsky, to review Carpatsky assets and operations in Ukraine and to conduct further due diligence. During the fact finding mission, which ended on July 15, the group was joined from time to time by additional individuals to issue reports on Carpatsky's title to its properties and to revenue to be generated therefrom. Also joining the group were Alexey Kolkov, a partner in a Kyiv-based law firm; and several members of Carpatsky's Kyiv staff. The group traveled to both oil/gas fields and met with local management, and met in Kyiv with oil and gas industry officials and others from governmental agencies.

     Upon returning to the U.S., Ms. Ostrander-Krug prepared a written report which was submitted to the Pease directors along with a report of Mr. Wise, who had been retained as a petroleum engineer to independently evaluate Carpatsky's reserves and review the assumptions and calculations that supported the Ryder Scott reserve report prepared for Carpatsky. On July 27-29, Mr. Melman and counsel for Carpatsky conducted a due diligence review of Pease at its offices in Grand Junction, Colorado.

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     The share exchange ratio originally described in the letter of intent that had been previously established was slightly modified to take into account the opinions of the Pease consultants. On September 1, 1999, the boards of directors of both companies held meetings during which the definitive merger agreement was approved. Counterpart documents were signed that same day.

Bellwether Transaction

     In December 1997, Torch Energy Advisors Incorporated loaned $500,000 to Carpatsky. The loan was convertible into common shares of Carpatsky at a conversion rate of $0.20 per share. During 1997, Torch loaned an additional $700,000 to Carpatsky and Bellwether agreed to guarantee the first loan of $500,000. The guarantee by Bellwether was negotiated during the summer of 1998, when Bellwether and Carpatsky had extensive negotiations under which Bellwether would acquire a significant or the entire equity interest in Carpatsky. At that time, Bellwether declined to pursue the transaction because of uncertainties regarding the investment environment in the Ukraine.

     In September 1999, at the request of Carpatsky in connection with the Pease merger, Torch transferred the $500,000 to Bellwether and both Torch and Bellwether converted their loans into an aggregate of 11,130,944 shares of common stock of Carpatsky. In connection with this conversion, Torch and Bellwether received warrants to purchase 1,407,808 and 967,296 Carpatsky common shares for $0.20 per share. The warrants expire on December 31, 2000.

     In November 1999, Mr. Texas, President of of Carpatsky informed Mr. Davis of Torch that Carpasky was considerably behind in its payments to the account established under the joint activity agreement for the RC field. Mr. Davis was advised that without an additional infusion of cash, Carpatsky would forfeit a portion of its interest under the joint activity account covering the RC field in the Ukraine. Although the joint activity agreement could be read to provide for a reinstatement of the interest if the amounts owed were ultimately paid, the ability to enforce the reinstatement provision was uncertain. After reviewing the status of Carpatsky's operations in the Ukraine and negotiations with Carpatsky's management, Bellwether agreed to acquire 95.45 million shares of Carpatsky preferred stock and warrants to purchase 12.5 million common shares. The preferred shares are convertible into 50 million shares of Carpatsky common stock. For a description of the terms of the preferred shares, see "Description of Capital Stock." The Carpatsky preferred stock will be converted into preferred stock of Radiant Energy in the merger. Following the merger, Bellwether will control Radiant Energy. In connection with the Bellwether financing and with the approval of the Canadian Venture Exchange, Mr. Melman, Carpatsky's Chief Corporate Officer, was issued 2,000,000 shares of Carpatsky common stock which previously had been contingent upon the completion of the Pease merger. These shares will be valued at $200,000 for financial reporting purposes.

Carpatsky's Reasons to Pursue the Merger

     During the time Pease was seeking a merger partner, the board of directors of Carpatsky, determined that it required substantial funds to develop its large natural gas reserves in Ukraine and that its listing on the Canadian Venture Exchange would likely not attract sufficient capital to implement its business plan. The directors decided that a redomestication to the United States by way of merger into an existing, publicly-traded oil and gas company was most likely to accomplish this and other objectives. Carpatsky believes that Pease's current cash and working capital positions, the proceeds of the sale of securities to Bellwether, plus its projected cash flow from producing properties will provide additional capital to fund completion of the first stage of Carpatsky's drilling

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


program at the RC field in Ukraine, while funding modest amounts for continued improvement of the Bitkov field. Carpatsky believes that capital which has not been available to Carpatsky may become available as one of the benefits from including its securities for trading in the United States.

Effects of the Merger

     When the merger is completed, CPI Acquisition Corp., a wholly-owned subsidiary of Pease will be merged with and into Carpatsky and Carpatsky will become a wholly-owned subsidiary of Pease. The stockholders of Carpatsky will have the right to receive an aggregate of approximately 44,959,557 shares of Radiant Energy common stock and 102,410,000 shares of Radiant Energy preferred stock, subject to adjustment for any dissenters' shares. After the merger, the Carpatsky shareholders will hold approximately 81% of the issued and outstanding shares of Radiant Energy common stock and 100% of the Radiant Energy preferred stock. Carpatsky shareholders will control approximately 93.3% of the voting power of Radiant Energy following the merger.

     Pease and Carpatsky initially reached the exchange ratio estimating the relative net values of the two companies, using the financial statements and estimated reserves of oil and gas of each company. The common stock exchange ratio was subsequently renegotiated to effect the Bellwether investment in Carpatsky. The common stock exchange ratio equals the number of Radiant Energy shares of common stock to be issued to Carpatsky common shareholders as a result of the merger divided by the number of shares of Carpatsky common stock outstanding before the merger. The computed common stock exchange ratio was then rounded. The preferred stock exchange ratio was determined based on the number of shares of Radiant Energy preferred stock, voting together with common stock as a single class, which would be required to assure the preferred stockholder that it would have voting control of Radiant Energy.

     Following the merger, the board of directors of Radiant Energy will consist of:

          o   Class I:      B. Dee Davis and David A. Melman
          o   Class II:     Steve A. Antry and Roland E. Sledge
          o   Class III:    Leslie C. Texas, Jack Birks and J. P. Bryan

The Class I, Class II and Class III directors serve until the annual meeting of stockholders in 2000, 2001 and 2002, respectively, and until their successors have been duly elected and qualified. Only Steve A. Antry is presently a director of Pease. The other directors of Pease, Messrs. Clemons Walker, Homer Osborne, Patrick J. Duncan, Stephen L. Fischer and James C. Ruane, will be replaced at the effective time of the merger. Patrick J. Duncan is currently the President, CFO and Treasurer of Pease. Virginia Cherry is currently Pease's Corporate Secretary. Both Mr. Duncan and Mrs. Cherry will resign their respective positions following the Effective Time of the merger. The executive officers of Radiant Energy following the merger are expected to be: J. P. Bryan, Chief Executive Officer; Leslie C. Texas, President; David A. Melman, Executive Vice President; and Robert Bensh, Vice President.

     The business backgrounds of the directors and officers of management of Pease after the merger are set forth elsewhere in this proxy statement and prospectus.

     The Amended and Restated Articles of Incorporation to be adopted by Pease stockholders at the meeting and the Bylaws of Pease as of the effective time of the merger, and the designation of the Pease Class A preferred stock to be issued to Bellwether in the merger will govern the rights, duties and privileges of all Radiant Energy stockholders subsequent to the merger. Any material

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


differences between the rights set forth in the charter and bylaws of Carpatsky and those set forth in the Pease Amended and Restated Articles of Incorporation and bylaws are described under "Comparison of Rights of Holders Of Carpatsky, Pease and Radiant Energy Common Stock" at page __.































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


Opinion of Financial Advisor

     The boards of directors of Pease and Carpatsky negotiated and established the principal terms of the merger, which are set forth in the Merger Agreement dated August 31, 1999. Thereafter, in connection with the Bellwether investment in Carpatsky, the Merger Agreement was amended as of December 30, 1999. Pease retained Houlihan Smith & Company, Inc. as a financial advisor to render an independent opinion to the board of directors of Pease. The purpose of the opinion was to advise the Pease board of directors whether, in the opinion of the advisor, the merger is fair to Pease and its stockholders. The merger consideration resulted from the negotiations between Pease and Carpatsky and was not initially determined by the advisor. The advisor's opinion was based upon a review of the two companies from a financial point of view. As described below, in the opinion of the financial advisor, the merger as described in this proxy statement and prospectus is fair, from a financial point of view, to the stockholders of Pease as of the date of the opinion.

     The full text of Houlihan's opinion, dated January 7, 2000, is attached as Appendix B. The opinion contains a description of the matters considered by Houlihan and the limits of its review. Pease stockholders are encouraged to read the opinion carefully and in its entirety. Houlihan's opinion was provided to the Pease board for its information and only addresses the fairness from a financial point of view of the exchange ratio to Pease stockholders. The Houlihan opinion does not address the merits of the underlying decision by Pease to engage in the merger and does not constitute a recommendation to any holder of Pease common stock as to how that holder should vote. Houlihan's opinion was among many factors taken into consideration by the Pease board in making its determination to approve the merger and recommend the share issuance as contemplated in the merger agreement.

     In arriving at its opinion, Houlihan, among other things:

     o Reviewed the financial terms of the transaction as provided in the definitive Merger Agreement, as amended. This included a review of the First Amendment to Merger Agreement, including exhibits.

     o Reviewed the Pease and Carpatsky disclosure schedules to the Merger Agreement.

     o Reviewed the financial terms of the Securities Purchase Agreement between Carpatsky and Bellwether, including exhibits.

     o Reviewed the public Securities and Exchange Commission filings of Pease including the most recent Forms 10-QSB, 10-KSB, and the 8-Ks announcing the planned merger and amendments to the merger agreement.

     o Reviewed financial statements of Pease and Carpatsky audited by Hein + Associates.

     o Reviewed internal financial and capitalization schedules describing the operations of Pease prepared by Pease management.

     o Reviewed reserve reports as of January 1, 1999 of Pease oil and natural gas reserves as prepared by Netherland, Sewell & Associates, Inc. and dated March 16, 1999. Additionally Houlihan was provided with a pricing sensitivity analysis prepared by the same dated March 18, 1999.

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



     o Reviewed reserve reports dated June 30, 1999 of certain leasehold interests of Carpatsky as prepared by Ryder Scott Company and dated June 21 and 23, 1999. These reports represent the full contractual interest reserves as well as the paid-in interest reserves. Houlihan also reviewed various reserve sensitivity analyses prepared by Ryder Scott.

     o Reviewed a report of Wise & Treece Petroleum Management, Inc. dated August 23, 1999 which reviews the Ryder Scott reserve report, and calculates an estimated engineered value of the reserves in the Carpatsky interest in the RC field based upon the Ryder Scott data and other assumptions provided by Wise & Treece and Pease management.

     o Reviewed other due diligence documents and letters including documents reviews, due diligence memos and opinions from Pease management and Ostrander-Krug & Sobel, LLC.

     o Reviewed several other proposals for mergers, acquisitions, or proposed financings as well as various memos from advisors to Pease evaluating several of these various offers.

     o Reviewed the Agreement Not to Sell or Convert Securities and the Exchange Agreement and Irrevocable Proxy pertaining to the outstanding Series B Convertible preferred stockholders' agreement not to convert outstanding preferred stock to common stock during the merger negotiations and the final agreement by holders of the preferred stock to exchange all outstanding Series B preferred stock for a set number of shares of common stock at or before the Effective Time of the merger.

     o Reviewed the Resolutions of the Pease board of directors and the Amended and Restated Articles of Incorporation proposed to facilitate the merger.

     o Analyzed the historical trading prices and volumes of Pease and Carpatsky stock as quoted on the NASDAQ Small Cap Market and OTC Bulletin Board in the case of Pease and the Canadian Venture Exchange in the case of Carpatsky.

     o Analyzed the risk adjusted valuation of Pease assets and the various assets of Carpatsky and the share exchange ratio calculation that determined the number of shares of Pease common stock to be issued in the merger.

     o Compared Pease and Carpatsky from a financial point of view with certain other companies in the oil and gas exploration and production industry that we deemed to be relevant. Houlihan focused on general financial ratios as well as equity and asset valuation ratios.

     o Reviewed the terms of the Bellwether investment in Carpatsky, including the terms of the Securities Purchase Agreement, the terms of the Carpatsky preferred stock and the required terms of the Pease preferred stock.


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


     o Conducted such other studies, analyses, inquiries and investigations as Houlihan deemed appropriate.

     Houlihan considered such factors as it deemed relevant including, but not limited to: (1) the reserve and engineering values as calculated by Pease, (2) the allocation between preferred and common stockholders of Pease as negotiated by Pease and documented in the Exchange Agreement and Irrevocable Proxy and the Merger Agreement, as amended; (3) the historical cash flows of Pease and Carpatsky, (4) the conditions of closing of the merger, (5) the risks associated with the merger, (5) the upside potential of the merger, as described in the due diligence conducted by Pease management, and (6) other due diligence findings of Pease related to the merger.

     Houlihan relied upon and assumed, without independent verification, the accuracy, completeness and fairness of the financial and other information obtained from public sources or provided to it by Pease and Carpatsky, and further relied upon the assurances of Pease management that they are unaware of any facts that would make the information provided to Houlihan to be incomplete or misleading for the purposes of Houlihan's opinion. Houlihan has not assumed responsibility for any independent verification of this information or undertaken any obligation to verify this information. The management of Pease and Carpatsky informed Houlihan that the forecasts and reserve reports provided represent their best current judgment, at the date of the opinion, as to the future financial performance of Pease and Carpatsky, each on a stand-alone basis. Houlihan assumed reserve reports had been reasonably prepared based on the current judgment of Pease's and Carpatsky's management. Houlihan assumed no responsibility for and expressed no view as to the forecasts and reserves or the assumptions on which they were based. Houlihan did not perform an independent evaluation or appraisal of the assets of either Pease or Carpatsky.

     Houlihan's opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to Houlihan as of the date of its opinion letter. Houlihan has disclaimed any obligation to advise the board of directors of Pease or any person of any change in any fact or matter affecting the opinion, which may come or be brought to Houlihan's attention after the date of the opinion.

     Houlihan's opinion does not constitute a recommendation to any stockholder of Pease or Carpatsky as to how a stockholder should vote, or as to any other actions, which such stockholder should take in conjunction with the merger. The opinion relates solely to the question of fairness to Pease stockholders, from a financial point of view, of the merger as currently proposed. Further, Houlihan expressed no opinion as to the structure, terms or effect of any other aspect of the merger, including, without limitation, any effects resulting from environmental issue(s), the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting Pease or Carpatsky.

     Houlihan expressed no opinion as to the price at which Pease common stock will actually trade at any time. Houlihan also expressed no opinion as to the income tax consequences of the merger. Houlihan's opinion does not address the relative merits of the merger, nor does it address the decision of Pease or Carpatsky to proceed with the merger.

     Houlihan, a member of the National Association of Securities Dealers, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities,

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


private placements and valuations for corporate and other purposes. Houlihan will receive a non-contingent fee plus reimbursement for all reasonable out-of-pocket expenses from Pease relating to its services in providing the opinion. Under the terms of the agreement, Pease also agreed to indemnify, defend and hold Houlihan harmless if Houlihan becomes involved in any way in any legal or administrative proceeding related to the services Houlihan provided in rendering the opinion.

     Carpatsky neither solicited nor obtained a third party opinion on the fairness of the merger to the Carpatsky shareholders, from a financial point of view, relying instead on the business judgment of the board of directors.

Federal Income Tax Considerations in the United States

     Consequences of the Redomestication and Merger to Carpatsky shareholders

     The following discussion summarizes the material United States federal income tax considerations relevant to the exchange of shares of Carpatsky common and preferred stock for common and preferred stock of the Delaware corporation created for purposes of the merger ("New Carpatsky") in the redomestication and concurrently the exchange of New Carpatsky common and preferred stock for Pease common and preferred stock under the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed Treasury Regulations under the Code, and current administrative rulings and court decisions, all of which are subject to change. Any change in the Code and Treasury Regulations, which may or may not be retroactive, could alter the tax consequences to Pease, Carpatsky, or Carpatsky's stockholders as described in this discussion.

     Carpatsky shareholders should be aware that this discussion does not deal with all United States federal income tax considerations that may be relevant to particular Carpatsky shareholders in light of their particular circumstances, like stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their Carpatsky stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state, or local tax laws. Nor does the following discussion address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger. This is so whether or not any of those transactions are undertaken in connection with the merger, including without limitation any transaction in which shares of Carpatsky common or preferred stock are acquired or in which shares of Pease common or preferred stock are disposed. Accordingly, Carpatsky shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local, and foreign tax consequences.

     Both the redomestication and the merger are intended to constitute reorganizations. If the redomestication and the merger qualify as reorganizations, then, subject to the limitations and qualifications referred to in this discussion, they will generally result in the following federal income tax consequences:

     1. No gain or loss will be recognized by Carpatsky's stockholders solely upon their receipt of first New Carpatsky stock in the continuance and redomestication and thereafter Pease common and preferred stock in exchange for

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


Carpatsky common and preferred stock in the merger except to the extent of cash received instead of a fractional share of Pease common or preferred stock.

     2. The aggregate tax basis of the Pease common and preferred stock received by Carpatsky shareholders in the merger, reduced by any tax bases attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the Carpatsky common and preferred stock exchanged for the New Carpatsky common and preferred stock and then surrendered in exchange for the Pease common and preferred stock.

     3. The holding period applicable to the Pease common and preferred stock received by each Carpatsky shareholder in the merger will include the period for which the Carpatsky common and preferred stock exchanged for the New Carpatsky common and preferred stock and then surrendered in exchange for the Pease common and preferred stock was considered to be held, provided that the Carpatsky common and preferred stock is held as a capital asset at the time of the merger.

     4. Cash payments received by Carpatsky's stockholders instead of a fractional share will be treated as if the fractional share of Pease common or preferred stock had been issued in the merger and then redeemed by Pease. A Carpatsky shareholder receiving cash will recognize gain or loss upon the payment of the cash, measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

     5. Neither Pease, CPI Acquisition Corp., New Carpatsky nor Carpatsky will recognize material amounts of gain solely as a result of the continuance and redomestication and merger.

     The parties are not requesting and will not request a ruling from the Internal Revenue Service in connection with the merger. The consummation of the merger is conditioned on the receipt by Pease and Carpatsky of an opinion from Satterlee Stephens Burke & Burke LLP to the effect that the merger will qualify as a reorganization. Carpatsky shareholders should be aware that the tax opinion does not bind the Internal Revenue Service ("IRS") and the IRS is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to assumptions and qualifications, including but not limited to the truth and accuracy of representations made by Pease, Carpatsky, and the Pease subsidiary.

     A successful IRS challenge to the reorganization status of the merger would result in Carpatsky shareholders recognizing taxable gain or loss with respect to each share of common or preferred stock of Carpatsky surrendered equal to the difference between the stockholder's basis in his/her shares and the fair market value, as of the effective date of the merger, of the Pease common or preferred stock received in exchange for the Carpatsky common or preferred stock. In an event like this, a stockholder's aggregate basis in the Pease common and preferred stock received in the merger would equal its fair market value, and the stockholder's holding period applicable to the stock would begin the day after the merger.

     Consequences of the Exchange

     The following discussion summarizes the material United States federal income tax considerations relevant to the exchange of Pease Series B Convertible Preferred stock for Pease common stock under the exchange that are generally applicable to holders of Pease Series B Convertible Preferred. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations under the Code, and current administrative rulings and

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


court decisions, all of which are subject to change. Any change in the Code and Treasury Regulations, which may or may not be retroactive, could alter the tax consequences to Pease Series B Convertible Preferred as described in this discussion.

     Pease Series B Convertible Preferred stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Pease Series B Convertible Preferred stockholders in light of their particular circumstances, like stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their Pease Series B Convertible Preferred shares as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition the following discussion does not address the tax consequences of the exchange under foreign, state or local tax laws. Nor does the following discussion address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the exchange. This is so whether or not any of those transactions are undertaken in connection with the exchange. Accordingly, Pease Series B Convertible Preferred stockholders are advised to consult their own tax advisors as to the specific tax consequences to them of the exchange, including the applicable federal, state, local, and foreign tax consequences.

     The exchange is intended to qualify as a tax-free recapitalization of Pease. If the exchange qualifies as a tax-free recapitalization, Pease Series B Convertible Preferred stockholders will not recognize gain or loss in the exchange, except to the extent that the receive cash in lieu of fractional shares. Cash received in lieu of fractional shares (if any) will result in gain or loss to the stockholder as if the stockholder had sold that fractional share. A stockholder's gain or loss will be determined by subtracting from the amount of cash received, the stockholder's adjusted basis in the fractional share. The basis and holding period of the Pease common stock received in the exchange will be the same as the basis and holding period of the Pease Series B Convertible Preferred given up in the exchange, except that the basis will be reduced to the extent of any fractional shares for which the stockholder receives cash. Pease and the Pease common shareholders will not recognize material amounts of gain solely as a result of the exchange.

     The parties are not requesting and will not request a ruling from the Internal Revenue Service in connection with the exchange. The consummation of the exchange is conditioned upon the receipt by Pease of an opinion from Satterlee Stephens Burke & Burke LLP to the effect that the exchange will constitute a reorganization. Pease Series B Convertible Preferred stockholders should be aware that the tax opinion does not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to assumptions and qualifications, including, but not limited to, the truth and accuracy of representations made by management of Pease and Carpatsky.

     Consequences to Pease Stockholders

     A successful challenge to the reorganization status of the exchange would result in Pease Series B Convertible Preferred stockholders recognizing taxable gain or loss with respect to each share of Series B Convertible Preferred surrendered equal to the difference between the stockholder's basis in his/her shares and the fair market value, as of the effective date of the exchange, of the Pease common stock received in the exchange. In an event like this, a Pease Series B Convertible Preferred stockholder's aggregate basis in the Pease common stock received would equal its fair market value, and the stockholder's holding period for the stock would begin the day after the exchange.

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


     Subject to the qualifications set forth above in Consequences of the Redomestication and Merger to Carpatsky shareholders, Pease common stockholders should not recognize any gain or loss as a result of the merger. Pease common stockholders will not dispose of or exchange their shares of Pease common stock in the merger, but will continue to hold their existing shares of common stock, with the same adjusted basis and holding period.

Tax Consequences of Ownership and Disposition of Radiant Shares by Canadian Holders

     Dividends with respect to Radiant Shares

     In general, the gross amount of dividends paid to a Canadian stockholder with respect to its Radiant shares (a "Canadian Holder") will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Under the U.S.
- Canada income tax treaty, withholding tax rates are reduced to 15%, or 5% in the case of corporate shareholders owning at least 10% of the stock of the payor corporation. Dividends received by a Canadian Holder that are effectively connected with a U.S. trade or business conducted by the Canadian Holder are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

     In addition to the graduated tax described above, dividends received by a corporate Canadian Holder that are effectively connected with a U.S. trade or business of the corporate Canadian Holder may also be subject to a branch profits tax a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A Canadian Holder of Radiant shares that is eligible for a reduced rate withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

     Gain on Disposition of Radiant Shares

     A Canadian Holder generally will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of its Radiant shares unless (i) the gain is effectively connected with a U.S. trade or business of the Canadian Holder (which gain, in the case of a corporate Canadian Holder, must also be taken into account for branch profits tax purposes), (ii) the Canadian Holder is an individual who holds his or her Radiant shares as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met, or (iii) Radiant is or has been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time within the shorter of (x) the five-year period preceding the disposition or (y) the holder's holding period for its Radiant shares. Pease has determined that it is not currently, has not been within the last five years, and does not believe that it will become a "U.S. real property holding corporation" for U.S. Federal income tax purposes.

     Backup Withholding and Information Reporting

     Generally, Radiant will report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

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


     Dividends paid to a Canadian Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Canadian Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Canadian Holders at an address outside the U.S. on or prior to December 31, 2000, unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Canadian Holders at an address outside the outside the U.S. after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Canadian Holder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition by a Canadian Holder of such Canadian Holder's Radiant shares to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the Canadian Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Canadian Holder of Radiant shares outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is (i) a U.S. person, (ii) a "controlled foreign corporation"for U.S. Federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business, unless the broker has documentary evidence in its files of the Canadian Holder's non-U.S. status and certain other conditions are met, or the Canadian Holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally apply to a payment of the proceeds of a disposition of a Canadian Holder's Radiant shares by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of Radiant shares. Canadian Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on the ownership and disposition of Radiant shares. Those final Treasury Regulations are generally effective for payments made after December 31, 2000.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     EACH CANADIAN HOLDER WHO RECEIVES RADIANT ENERGY SHARES PURSUANT TO THE MERGER IS URGED TO CONSULT HIS OR HER ADVISOR TO DETERMINE THE IMPACT OF SUCH CANADIAN HOLDER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SUCH RADIANT SHARES.

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Income Tax Considerations in Canada

     General

     The following discussion summarizes the material Canadian federal income tax considerations that are generally applicable to holders of Carpatsky common shares in connection with the continuance and redomestication of Carpatsky in the state of Delaware and the concurrent merger of New Carpatsky with CPI Acquisition Corp., a wholly-owned subsidiary of Pease.

     This discussion is based on the provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder (the "Regulations"), the Canada-United States Income Tax Convention, 1980, (the "Convention"), and counsel's understanding of the current administrative practices and policies of Revenue Canada, Customs, Excise and Taxation (which became the Canada Customs and Revenue Agency on November 1, 1999) (the "Agency"). This discussion takes into account all proposed amendments to the ITA and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all the proposed amendments will be enacted in their present form. No assurances can be given that the proposed amendments will be enacted in the form proposed, if at all. However, the Canadian federal income tax considerations generally applicable to a Carpatsky common shareholder with respect to the transactions will not be different in a materially adverse way if such proposed amendments are not enacted. Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described herein.

     This discussion is applicable to those who hold their Carpatsky common shares as capital property and deal at arm's length with each of Carpatsky and Pease for the purposes of the ITA. This discussion does not apply to financial institutions which are subject to the mark-to-market provisions of the ITA.

     For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Carpatsky common shares, shares of New Carpatsky common stock and shares of Pease common stock, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise. All references herein to sections, subsections, etc. are to the ITA unless otherwise stated.

     Neither Carpatsky nor Pease is or will be requesting an advance income tax ruling from the Agency in connection with any of the transactions contemplated herein. Carpatsky common shareholders should be aware that this summary does not bind the Agency and the Agency is therefore not precluded from asserting a contrary position.

     This discussion is of a general nature only. Therefore, Carpatsky common shareholders should consult their own tax advisors with respect to their own particular circumstances.


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Consequences of the Redomestication

     The redomestication (or continuance as it is known in Canada) of Carpatsky under the laws of the state of Delaware will not constitute a taxable event under the ITA for holders of Carpatsky common shares, whether or not they are resident in Canada. Holders of Carpatsky common shares who receive New Carpatsky common stock in replacement will continue to hold the shares of New Carpatsky common stock at the same adjusted cost base as their Carpatsky common shares immediately before the redomestication.

Consequences of the Merger

     The merger of New Carpatsky and CPI Acquisition Corp. will qualify as a foreign merger pursuant to the provisions of subsection 87(8.1). Pursuant to subsection 87(8), the merger will be a tax-deferred event to holders of New Carpatsky common stock, whether or not they are resident in Canada, unless the holder otherwise elects in the holder's Canadian return of income for the taxation year in which the merger takes place. Unless the election is made, a holder of shares of New Carpatsky common stock will be deemed to have disposed of such common shares for proceeds of disposition equal to the total of the adjusted cost base to the holder of such common shares immediately before the merger and will be deemed to have acquired the shares of Pease common stock at a cost to the holder of an equal amount.

Disposition of Radiant Energy Common Stock

     Shareholders Resident in Canada

     A disposition or deemed disposition by a holder of shares of Radiant Energy common stock who is resident in Canada will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares of Radiant Energy common stock. Three-quarters of any capital gain (the "taxable capital gain") must be included in the holder's income for the year of disposition. Three-quarters of any capital loss (the "allowable capital loss") must be deducted by the holder from the capital gains in the year of disposition. Any capital losses in excess of capital gains in the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against net capital gains (capital gains less capital losses) in such other years.

     Shareholders Not Resident in Canada

     Carpatsky common shares will not be "taxable Canadian property" as defined in the ITA, provided that such shares are listed on a prescribed stock exchange (which includes the Canadian Venture Exchange) and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class of the capital stock of Carpatsky at any time in the last five years preceding the particular time.

     A non-resident holder of Carpatsky common shares that are not taxable Canadian property to such holder will not be subject to tax under the ITA on the future sale or other disposition of the shares of Radiant Energy common stock which such holder receives on the merger.


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


     A non-resident holder of Carpatsky common shares that are taxable Canadian property to such holder will be subject to tax under the ITA on the future sale or other disposition of the shares of Radiant Energy common stock which such holder receives on the merger, as such shares of Radiant Energy common stock will be deemed to continue to be taxable Canadian property to the holder thereof for the purposes of the ITA.

Dividends on Radiant Energy Common Stock

     Shareholders Resident in Canada

     Dividends on shares of Radiant Energy common stock received by a shareholder resident in Canada will be included in the recipient's income for the purposes of the ITA. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the ITA. A shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its income. A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the ITA, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include such dividends. United States non-resident withholding tax on such dividends received by Canadian residents will be generally eligible for foreign tax credit or deduction treatment, where applicable under the ITA.

     Shareholders Not Resident in Canada

     Dividends on shares of Radiant Energy common stock received by a shareholder not resident in Canada will not be subject to tax under the ITA.

Foreign Property Information Reporting

     A holder of shares of Radiant Energy common stock who is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property", at any time in the year or fiscal period exceeds CDN $100,000 will be required to file an information return for the year or period disclosing prescribed information, including the shareholder's cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. A holder of shares of Radiant Energy common stock should consult such holder's own advisors about whether such holder must comply with these rules.

Dissenting Carpatsky Common Shareholders

     Shareholders Resident in Canada

     The receipt by a dissenting Carpatsky shareholder resident in Canada of a cash payment from Carpatsky before the continuance and redomestication will generally be treated as a dividend by such shareholder to the extent that the payment exceeds the paid-up capital of the shares, and taxed in the manner described above. The balance of the amount paid (i.e., the amount equal to the paid-up capital of such shares) will be treated as proceeds of disposition for the purposes of calculating the shareholder's capital gain (or capital loss) from the disposition of such shares in the manner described above.


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


     The receipt by a dissenting shareholder of Carpatsky common shares of a cash payment after the continuance and redomestication and merger will be treated under the ITA as proceeds of disposition and any capital gain (or capital loss) will be determined by reference to the full amount of such proceeds.

     Dividend treatment will not arise if the cash payment is made after the redomestication and merger has occurred.

     Shareholders Not Resident in Canada

     A cash payment received by a dissenting Carpatsky shareholder not resident in Canada from Carpatsky will be treated as a dividend to the extent that the payment exceeds the paid-up capital of the shares, while an amount equal to the paid-up capital of the shares will be treated as proceeds of disposition. Dividends deemed to be paid to a shareholder not resident in Canada will be subject to non-resident withholding tax under the ITA at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Convention the rate is generally reduced to 15% in respect of dividends paid to a resident of the United States.

     The receipt by a non-resident Carpatsky common shareholder of a cash payment after the continuance and redomestication and merger will be treated under the ITA as proceeds of disposition equal to the redemption proceeds. Any capital gain realized by a dissenting Carpatsky shareholder would not be taxed under the ITA if the Carpatsky common shares in respect of which the dissent is exercised are not taxable Canadian property to the holder as described above.

     Eligibility for Investment

     Provided that the shares of Radiant Energy common stock is listed on a prescribed stock exchange, it will be a "qualified investment" for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, all within the meaning of the ITA.

     However, under the ITA the shares of Radiant Energy common stock will constitute "foreign property" to such plans. Generally, where the cost of foreign property of such a plan or fund exceeds 20% of the cost of all of its property at the end of any month, it will be subject to a tax of 1% on the excess amount.

Dissenters' Rights

     A holder of shares of Carpatsky common and preferred stock is entitled to dissent and be paid the fair value of such shares if continuance and redomestication of Carpatsky as a Delaware corporation is completed and such shareholder provides Carpatsky with written objection to the continuance and redomestication at or before the Carpatsky special meeting and otherwise complies with the procedure set out in section 184 of the Business Corporations Act (Alberta). Section 184 requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each holder of shares of Carpatsky common and preferred stock who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "D."


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     Under the provisions of Section 262 under the General Corporation Law of the State of Delaware, stockholders of Carpatsky objecting to the merger of the CPI Acquisition Corp. with and into Carpatsky and the receipt of Radiant shares for shares of Carpatsky have appraisal rights. Each stockholder electing to demand appraisal of his shares under that section is required to deliver to Carpatsky before the taking of the vote on the merger, a written demand for appraisal of shares. Such demand will be sufficient if it informs Carpatsky of the identity of the stockholder and that the stockholder intends to demand appraisal of his shares, provided that such demand must be in addition to and separate from any proxy or vote against the merger. Within ten (10) days after the effective date of the merger, Carpatsky will notify each stockholder who has complied with the provisions of that section and has not voted for or consented to the merger of the date that the merger has become effective. Such notice shall also indicated that appraisal rights are available. Any stockholder entitled to appraisal rights may, within twenty (20) days of the date of the mailing of such notice by Carpatsky, demand in writing from Carpatsky the appraisal of his shares. Within one hundred and twenty (120) days after the effective date of the merger, Carpatsky or any stockholder who has complied with the provisions of Section 262 and who is otherwise entitled to appraisal rights thereunder may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered under the merger.

     A copy of the sections of the Delaware law and the Alberta law which discuss the rights of stockholders to dissent from the transaction are attached as Appendix C and Appendix D to this proxy statement and prospectus.

     Because of the complexities of these provisions of Alberta and Delaware law, Carpatsky shareholders who are considering pursuing dissenters' rights may wish to consult legal counsel. The foregoing discussion of such provisions should not be deemed to constitute legal advice and is qualified in its entirety by reference to such provisions attached as Appendices C and D to this proxy statement and prospectus.

Interests of Persons in the Merger

     Two members of the Pease board of directors have interests in the merger that are in addition to their interests as stockholders.

     If and when the merger is consummated, Patrick J. Duncan will receive $220,000 under the provisions in his existing employment agreement with Pease.

     If and when the merger is consummated, Radiant Energy expects to grant Steve A. Antry, or Beta Capital Group, Inc., an affiliated entity, or his assignees, an undetermined number of warrants to purchase shares of Radiant Energy, exercisable at the then current market price, and to pay a consulting fee of $15,000 payable over a six month period following the merger. This consideration will be paid in exchange for consulting services to be provided to Radiant Energy on a post-merger basis.

     The board of directors of Pease were aware of these interests and considered them in approving the merger agreement and the transactions contemplated in the merger agreement.


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Financing the Merger

     The merger will be a stock-for-stock transaction. Stockholders of Carpatsky will receive shares of the common and preferred stock of Radiant Energy in exchange for their shares of Carpatsky common and preferred stock. Cash will be paid to Carpatsky shareholders instead of fractional shares, which is not expected to be material. Expenses and other costs incurred by Pease in connection with the merger will be paid from funds generated by the operations of Pease, while Carpatsky will pay its expenses from its own assets.

Accounting Treatment

     The merger will be accounted for as a purchase, with Carpatsky as the acquiror, in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. The income or loss of Radiant Energy will not include the income or loss of Pease prior to completion of the mergers. See "Unaudited Pro Forma Combined Financial Statements."

                               THE REDOMESTICATION

General

     The Business Corporations Act (Alberta) to which Carpatsky is subject, does not contain provisions allowing the direct merger of Carpatsky and Pease. Therefore, the board of directors of Carpatsky, upon advice of counsel, determined that it would be appropriate first to continue and redomesticate Carpatsky under the Delaware General Corporation Law ("DGCL"), thereby converting Carpatsky into a Delaware corporation, and then to proceed with the merger under Delaware law. Such continuance will be effected pursuant to Section 388 of the DGCL and Section 182 of the Business Corporations Act (Alberta).

     The redomestication is effected by filing with the Secretary of State of Delaware (i) a Certificate of Domestication, which certifies the date on which and jurisdiction where the corporation was first incorporated; the name of the corporation immediately prior to the filing of the Certificate; the name of the corporation as set forth in the Certificate of Incorporation to be filed together with the Certificate of Domestication; and the jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the corporation, or any other equivalent thereto under applicable law, immediately prior to the filing of the Certificate of Domestication and (ii) a Certificate of Incorporation.

     The Certificate of Domestication, and, consequently, the redomestication, will become effective concurrently with the filing of the Certificate of Merger effecting the merger and will be withdrawn in the event the conditions to the merger are not satisfied or waived.

Effects of the Redomestication

     In accordance with Delaware law, upon filing the Certificate of Domestication and Certificate of Incorporation with the Secretary of State's office in Delaware, Carpatsky shall thereafter become subject to the law of Delaware except that its existence as a corporation shall be deemed to have commenced on the date of its original Incorporation under the laws of Alberta, Canada. The redomestication shall not be deemed to affect any obligations or liabilities of Carpatsky issued prior to the redomestication nor shall it affect the ownership interests of any Carpatsky shareholder. The sole effect on

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


Carpatsky will be that the corporation will become subject to Delaware law commencing on the effective date of the redomestication as if it had been incorporated in such State on such date.

     Under Canadian law, the redomestication (or continuance as referred to under applicable Canadian law) shall trigger dissenters' rights, as discussed above in greater detail. Furthermore, the continuance shall have an effect under Canadian income tax law as also discussed above. Carpatsky shareholders are urged to consult with their own legal and tax advisors regarding both their dissenters' rights and the tax effects of the redomestication, as well as the subsequent merger.





















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                              THE MERGER AGREEMENT

     The description of the merger agreement set forth in this section is a summary of the material provisions of the merger agreement and is qualified in its entirety by reference to the merger agreement.

General

     Pease, a wholly-owned subsidiary of Pease, and Carpatsky have entered into the merger agreement, which provides that:

     o Carpatsky will continue and redomesticate in the State of Delaware and thereby become a Delaware corporation;

     o concurrently with the continue and redomestication, the wholly-owned subsidiary of Pease will be merged with and into Carpatsky;

     o Carpatsky common stockholders will receive 44,959,557 shares of Radiant Energy common stock and 102,410,000 shares of Radiant Energy preferred stock in exchange for all outstanding Carpatsky shares. This number will be reduced to reflect the number of shares, if any, for which stockholders seek appraisal rights;

     o each share of outstanding Carpatsky common stock, except for shares held by stockholders who dissent, will be exchanged for .57842 shares of Radiant Energy common stock and each share of outstanding Carpatsky preferred stock will be converted into 1.07292 shares of Radiant Energy preferred stock;

     o warrants and options entitling holders to purchase Carpatsky shares shall be adjusted to permit holders to acquire 17,448,263 shares of Radiant Energy common stock, exercisable at $0.35 per share;

     o    we will change our name to "Radiant Energy, Inc.";

     o we will amend our articles of incorporation to increase the number of shares of common stock and preferred stock we are allowed to issue.

The merger is subject to the satisfaction of a number of conditions, including the approval by stockholders of Pease and Carpatsky of the matters described in this proxy statement and prospectus.

Effective Time of the Merger

     The closing will occur, and the merger will become effective, upon:

     1. the approval of the continuance and redomestication of Carpatsky to Delaware;

     2. the acceptance for filing of a Certificate of Domestication and a Certificate of Incorporation of Carpatsky;


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


     3. the approval of the merger agreement by the stockholders of Carpatsky voting under Delaware law and approval of issuance of additional common and preferred stock under the merger agreement by stockholders of Pease;

     4. the acceptance for filing of a Certificate of Merger between the Pease subsidiary corporation and Carpatsky with the Delaware Secretary of State;

     5. acceptance for filing of the Amended and Restated Articles of Incorporation and the Designation of Preferred Stock of Radiant Energy with the Nevada Secretary of State; and

     6. the satisfaction or waiver of the other conditions set forth in the merger agreement.

     It is anticipated that the merger will become effective soon after the Carpatsky and Pease stockholders meetings upon satisfaction or waiver of all conditions to the merger; and that the Certificate of Domestication, Certificate of Incorporation of Carpatsky in Delaware, the Amended and Restated Articles of Incorporation of Pease and Certificate of Merger will all be filed concurrently.

Exchange of Certificates

     American Securities Transfer and Trust, Inc. will act as exchange agent in the United States and CIBC Mellon Trust Company will act as exchange agent in Canada in connection with the merger. As soon as practicable after the effective date of the merger, the exchange agents will send a notice and transmittal form to Carpatsky shareholders to be used in forwarding their Carpatsky stock certificate for surrender and exchange for certificates representing Radiant Energy common stock. Please do not surrender your Carpatsky certificate for exchange until you receive the transmittal form and instructions. The instructions will include procedures concerning lost certificates and securities held in broker's or nominee names.

     Each holder of Carpatsky common or preferred stock will be entitled, upon surrender to the exchange agent, to receive in exchange for his shares of Carpatsky a common or preferred stock certificate representing the number of whole shares of Radiant Energy common or preferred stock into which his shares of Carpatsky common or preferred stock were converted in the merger, together with any cash payable instead of fractional shares. Until a holder of Carpatsky common or preferred stock surrenders his/her Carpatsky common or preferred stock certificate to the exchange agent, the certificate representing shares of Carpatsky common or preferred stock will be deemed to represent the number of whole shares of Radiant Energy common or preferred stock into which the shares of Carpatsky common or preferred stock were converted.

          Carpatsky shareholders should not send any stock certificate with their proxy cards

Fractional Shares

     Certificates representing fractional shares of Radiant Energy common stock will not be issued in the merger. Fractional share interests will not entitle you to vote or to any other rights of a stockholder of Radiant Energy. Instead of the issuance of any fractional share, each holder of Carpatsky common stock who otherwise would be entitled to receive a fractional share of Radiant Energy common stock in the merger will receive, upon surrender for exchange, an amount in cash determined by multiplying (1) the average of the reported "bid" price for Carpatsky common stock on the Canadian Venture Exchange for the 10 trading

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


days before the effective date, (2) the fraction of a Radiant Energy share to which that holder would otherwise be entitled. If more than one certificate representing shares of Carpatsky common stock is surrendered for the account of the same stockholder of record, the number of full shares of Radiant Energy common stock for which certificate will be delivered will be computed on the basis of the aggregate number of shares of Carpatsky common stock represented by the certificates surrendered by that stockholder.

Representations

     The parties make various representations and warranties in the merger agreement, including representations and warranties by each of Carpatsky and Pease as to:

     o    organization and good standing,
     o    capitalization,
     o authorization of the merger agreement and the absence, except as specified, of the need for governmental or third party consents to the merger,
     o    compliance with applicable law,
     o    accuracy of financial statements,
     o absence of material undisclosed liabilities and the absence of material adverse changes in the financial or other condition, operations, or business of Carpatsky and Pease, taken as a whole,
     o    absence of pending or threatened material litigation,
     o absence of employee benefit plans and collective bargaining agreements,
     o material compliance with applicable environmental laws and regulations,
     o    absence of brokers or finders, and
     o    other customary matters.

Conduct of Business Pending the Merger

     Pease and Carpatsky have agreed to conduct their operations, except as otherwise provided in the merger agreement, according to their normal course of business until completion of the merger. Further, Pease and Carpatsky have each agreed that, among other things, until the consummation of the merger, unless the other agrees in writing or as otherwise required or permitted by the merger agreement, it will not:

     o issue any shares of capital stock (with certain exceptions), effect any stock split, or otherwise change its capitalization as it existed on the date the merger agreement was signed;
     o declare, set aside, or pay any dividend or other distribution, whether in cash, stock, or property or any combination of cash, stock, or property, in respect of any of its capital stock;
     o amend or propose to amend its articles of incorporation or bylaws, except for Pease's Amended and Restated Articles of Incorporation;
     o acquire, sell, lease, encumber, transfer, or dispose of any assets except in the ordinary course of business;
     o incur any indebtedness for borrowed money or guarantee any indebtedness issued, sell any debt securities, warrants or rights to acquire any debt securities, guarantee any debt of others, make any loans, advances, or capital contributions, or mortgage, pledge, or otherwise encumber any material assets or create any material lien on material assets, except in the ordinary course of business;

     o pay, discharge, or satisfy any claims, liabilities, or obligations except in the ordinary course of business; or
     o change any accounting principles or practices except as required by generally accepted accounting principles.

Conditions to Consummation of the Merger

     The obligations of Pease and Carpatsky to complete the merger are subject to the following conditions:

     o Carpatsky's stockholders must approve the transactions contemplated by the merger agreement, including the redomestication to Delaware;
     o The relevant governmental authorities must grant all required authorizations, consents, orders or approvals;
     o The registration statement that contains this proxy statement and prospectus shall have become effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order;
     o There must be no law, order, injunction, or other legal restraint or prohibition enjoining or preventing the consummation of the merger;
     o The representations and warranties of Pease, CPI Acquisition and Carpatsky contained in the merger agreement must be true and correct in all material aspects as of the closing;
     o Neither Pease nor Carpatsky shall have suffered any material adverse change to its business or financial condition;
     o Each party to the merger agreement shall have performed all obligations required to be performed under the merger agreement except where the failure to perform would not have a material adverse effect;
     o Pease and Carpatsky shall have each furnished to the other an opinion of its counsel to the effect that the respective party and each of its respective subsidiaries, among other conditions:
          o    is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation;
          o    has the corporate power to carry on its business as it is being conducted on the closing date of the merger agreement; and
          o    has validly issued its capital stock, and that capital stock is outstanding, fully paid and nonassessable, and that between the date of the merger agreement and the closing date of the merger, no additional shares of its capital stock have been issued; and
     o Holders of no more than .625% of the issued and outstanding shares of Carpatsky common stock or Pease common stock have exercised their dissenters' rights.

     Additional conditions to the obligation of Carpatsky are as follows:

     o Carpatsky shall have received the opinion of Carpatsky's tax counsel to the effect that (i) the merger will be treated for U. S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that CPI Acquisition Corp. and Carpatsky will each be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) the redomestication and merger shall not be taxable to Carpatsky's Canadian stockholders under United States income tax laws.

     o Pease shall not have determined to withhold any amounts in respect of the shares of Pease common stock or preferred stock issuable in the merger;
     o All of this issued and outstanding shares of Pease Preferred Stock shall have been exchanged for shares of Pease common stock (the "Exchange"); and
     o Holders of no more than .625% of the issued and outstanding shares of Carpatsky common stock or Pease common stock have exercised their dissenters' rights.

     Additional unsatisfied conditions to Pease's obligations are as follows:

     o Pease shall have received an opinion from tax counsel to the effect that (i) Pease will be a party to a reorganization with in the meaning of Section 368(a) of the Code, with respect to the Exchange and this merger and no gain or less will be recognized by the Pease Preferred Stockholders as a result of the Exchange;
     o Holders of no more than .625% of the issued and outstanding shares of Carpatsky common stock or Pease common stock have exercised their dissenters' rights; and
     o Carpatsky shall have completed its audited financial statements for the years ended December 31, 1998 and 1997 and its unaudited financial statements for the fiscal periods ended September 30, 1998 and 1999 and such financial statements shall reflect the following:
          o total long term liabilities as at September 30, 1999 not to exceed $550,000 (exclusive of amounts due under the joint activities agreement;
          o the balance due to the joint account as at September 30, 1999 for Carpatsky's working interest in the RC field does not exceed $6.75 million;
          o the net working interest net to Carpatsky in the RC field should not be less than 19.7% at September 30, 1999;
          o Carpatsky or its subsidiaries shall be delivering gas for sale by closing of the merger under such reasonable gas sales arrangements as Pease shall have approved in writing, which approval shall not be unreasonably withheld; and
          o Carpatsky or its Ukrainian joint ventures shall have commenced receiving payment for at least 90% of gas sold by the closing of the merger and reasonable assurance shall be given that future payments will continue to be received.

Termination

     The merger agreement may be terminated at any time prior to effectiveness of the merger, whether before or after stockholder approval of the merger, by

     o    mutual consent of Pease and Carpatsky;

     o either Pease or Carpatsky if the merger is not consummated before April __, 2000 unless the failure to consummate the merger by that date is due to the action or failure to act of the party seeking to terminate the agreement;

     o    either Pease or Carpatsky if

          (i) the conditions to that party's obligations have become impossible to satisfy; or
          (ii) any permanent injunction or other order of a court or other competent authority preventing the consummation of the merger has become final and non-appealable;

     o        either Pease or Carpatsky, if

          (i) its board of directors withdraws or changes its recommendation of the merger agreement and the transactions contemplated thereby or
          (ii) its board of directors has recommended a competing transaction or shall have resolved to do so or
          (iii) a tender or exchange offer is commenced for 20% or more of its outstanding stock, its board of directors fails to recommend to its stockholders not tender or exchange their shares in such offer or
          (iv) any person (other than Pease or Carpatsky or their affiliates) has acquired 20% or more of the outstanding shares of capital stock of the other party;

     o either Pease or Carpatsky fails to obtain the required approval of its stockholders upon a vote held at a duly convened meeting of stockholders or at any adjournment; or

     o    Pease has not received a favorable opinion from Houlihan Smith &
          Company.

     If the merger agreement is terminated and abandoned, the merger agreement will immediately become void and have no effect, without any liability on the part of any party to the merger agreement or its affiliates, directors, officers, or stockholders, except with respect to confidentiality obligations and indemnification provisions relating to brokers or finders or other similar persons or entities.

     If the merger agreement is terminated as a result of (i) a willful breach of any representation, warranty, covenant or agreement by a party or (ii) a party has had contacts or entered into negotiations regarding a competing transaction and within twelve months after the termination of the merger agreement such party has entered into a business combination in connection therewith or (iii) a party has failed to secure the requisite vote of its stockholders or its board of directors has withdrawn its recommendation to stockholders and at the time there exists a competing transaction or (iv) a party's board of directors has failed to recommend that its stockholders not tender or exchange their shares in connection with a tender or exchange offer for 20% or more of its outstanding capital stock, the other party shall be entitled to receive a $250,000 payment, which amount shall be inclusive of all of such party's expenses.

Expenses and Fees

     Except as set forth above if the merger is not consummated, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring costs and expenses of the merger and merger agreement, except that the printing and mailing and other costs associated with this proxy statement and prospectus (excluding legal and accounting fees which shall be borne by the party incurring such expenses) shall be borne equally by Pease and Carpatsky; provided, however, if the merger is completed all such expenses will be borne by the combined entity, Radiant Energy. In addition to printing and mailing expenses, costs and expenses incurred in connection with the merger agreement are expected to consist primarily of legal and accounting fees, tax opinion fees, petroleum engineering fees and filing fees under federal and state regulatory laws and are estimated to be $250,000.

                        SELECTED FINANCIAL DATA OF PEASE

     The selected balance sheet data as of December 31, 1998 and the selected statement of operations data for the years ended December 31, 1997 and 1998, have been derived from our audited financial statements. The selected unaudited financial data at September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been prepared on a basis consistent with the consolidated financial statements. In our opinion, the selected unaudited financial data include all adjustments-consisting only of normal recurring adjustments-necessary for a fair presentation of the financial position at the date presented and results of operations for the periods presented. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of results for the full fiscal year. These data should be read in conjunction with our consolidated financial statements, the notes to the consolidated financial statements and the management's discussion and analysis of financial condition and results of operations, all of which are included in this proxy statement and prospectus.

                       Pease Selected Financial Data Table

                                                               Nine Months Ended September 30,     Year Ended December 31,
                                                               ------------------------------      ----------------------
                                                                     1999            1998            1998            1997
                                                                     ----            ----            ----            ----
Statement of Operations Data:
Revenue ....................................................   $  1,504,145    $  2,404,342    $  2,916,982    $  4,659,309
Cost of operations .........................................       (276,014)     (1,560,827)     (1,620,576)     (2,527,047)
                                                               ------------    ------------    ------------    ------------
  Gross profit .............................................      1,228,131         843,515       1,296,406       2,132,262
                                                               ------------    ------------    ------------    ------------
Other costs and expenses:
  General and administrative ...............................        729,355       1,260,941       1,834,136       1,924,472
  Depreciation, depletion and amortization .................        798,278       1,460,562       2,241,092       2,669,319
  Impairment ...............................................           --         2,739,043       7,592,771      12,912,705
                                                               ------------    ------------    ------------    ------------
    Total other costs and expenses .........................      1,527,633       5,460,546      11,667,999      17,506,496
                                                               ------------    ------------    ------------    ------------
Income (loss) from operations ..............................       (299,502)     (4,617,031)    (10,371,593)    (15,374,234)
Other income and (expense):
  Interest and other income ................................         33,590         170,652         143,340         180,544
  Interest expense .........................................       (269,859)       (398,746)       (399,218)       (701,377)
                                                               ------------    ------------    ------------    ------------

Net income (loss) ..........................................   $   (535,771)   $ (4,845,125)   $(10,627,471)   $(15,895,067)
                                                               ============    ============    ============    ============
Net income (loss) applicable to common
stockholders ...............................................   $   (713,588)   $ (6,569,779)   $(12,694,965)   $(15,985,036)
                                                               ============    ============    ============    ============
Net income (loss) per common share .........................   $      (0.43)   $      (4.14)   $      (7.99)   $     (12.21)
                                                               ============    ============    ============    ============
Weighted average number of common
shares outstanding .........................................      1,668,400       1,584,200       1,588,000       1,309,000
                                                               ============    ============    ============    ============

                                                               Sept. 30,1999                    Dec. 31, 1998
                                                               -------------                    -------------
Balance Sheet Data:
  Current assets ...........................................   $  1,201,345                    $  1,740,729
  Current liabilities ......................................        363,087                         638,841
  Working capital ..........................................        838,258                       1,101,888
  Total assets .............................................      7,099,895                       7,912,971
  Total liabilities ........................................      2,816,593                       2,932,102
  Stockholders' Equity .....................................      4,283,302                       4,980,869

       Pease Management's Discussion and Analysis of Financial Conditions
                            and Results of Operations

Liquidity, Capital Expenditures and Capital Resources

     At September 30, 1999, our cash balance was $777,835 with a positive working capital position of $838,258, compared with cash of $1,049,582 and positive working capital position of $1,101,888 at December 31, 1998, and $6,547,804 in cash and working capital of $5,295,474 at December 31, 1997. The changes in our cash balance on those dates is summarized as follows:


  Cash Balance at December 31, 1997 ..........................   $ 6,547,804
  Sources of Cash in 1998:
    Proceeds from the sale of property and equipment .........     3,823,286
    Proceeds from the redemption of certificate of deposit ...        25,000
    Proceeds from the exercise of common stock warrants ......           939
                                                                 -----------
           Total Sources of Cash in 1998 .....................     3,849,225
                                                                 -----------
  Uses of Cash in 1998:
    Capital Expenditures for exploration activities ..........    (6,948,755)
    Repayment of long term debt ..............................    (1,207,805)
    Interest paid and capitalized in the full cost pool ......      (380,914)
    Cash used in operating activities ........................      (211,453)
    Series B preferred stock dividends .......................      (210,942)
    Purchase and retirement of Series B preferred stock ......      (206,250)
    Costs associated with the sale of Series B preferred stock      (146,765)
    Capital expenditures for property, plant and equipment ...       (34,564)
                                                                 -----------
           Total uses of cash in 1998 ........................    (9,347,447)
  Cash balance at December 31, 1998 ..........................     1,049,582
  Sources of Cash in 1999:
    Cash provided by operating activities ....................       497,407
    Proceeds from the sale of property and equipment .........       100,000
    Proceeds from redemption of certificate of deposit .......        70,000
                                                                 -----------
           Total Sources of Cash in 1999 .....................       667,407
  Uses of Cash in 1999:
    Capital expenditures for exploration activities ..........      (428,466)
    Series B preferred stock dividends .......................      (244,902)
    Interest paid and capitalized in the full cost pool ......      (208,226)
    Purchase and retirement of Series B preferred stock ......       (51,313)
    Payments on long term debt ...............................        (4,342)
    Capital expenditures for office equipment ................        (2,015)
                                                                 -----------
           Total uses of cash in 1999 ........................      (871,820)
                                                                 -----------
Cash balance at September 30, 1999 ...........................   $    777,835
                                                                 ============

     Our uses of cash for exploration activities in the Gulf Coast are summarized as follows (the difference between the total cash paid for exploration activities in the above table and the amounts illustrated below, represent the net changes in accounts payable between the beginning and the end of the periods presented):


                                        BY PROGRAM OPERATOR FOR YEAR ENDED DECEMBER 31, 1998

           Category                               NEGX(1)     Parallel(3)        AHC(2)         Other          Total         %
-------------------------------------------       ------      ----------         -----          -----          -----        --
Successful Wells ..........................   $   362,254     $      --      $   575,019    $      --      $   937,273       16%
Exploratory Dry Holes .....................     1,350,585         188,879           --             --        1,539,464       26%
Land, G&G-Seismic
     Programs .............................     1,283,521       1,557,698        135,616           --        2,976,835       50%
Other Exploration Costs ...................          --              --             --          492,830        492,830        8%
                                              -----------     -----------    -----------    -----------    -----------   ------
   Total Exploration Costs ................   $ 2,996,360     $ 1,746,577    $   710,635    $ 1,345,810    $ 5,946,402      100%
                                              ===========     ===========    ===========    ===========    ===========   ======
   Percent of Total Costs .................            51%             29%            12%             8%           100%
                                              ===========     ===========    ===========    ===========    ===========

                                      BY PROGRAM OPERATOR FOR NINE MONTHS ENDED SEPT 30, 1999

           Category                               NEGX(1)     Parallel(3)        AHC(2)         Other          Total         %
-------------------------------------------       ------      ----------         -----          -----          -----        --
Successful Wells ..........................   $    (6,879)    $      --      $   214,001    $      --      $   207,122       50%
Exploratory Dry Holes .....................        (7,096)         23,666           --             --           16,570        4%
Land, G&G-Seismic
       Programs ...........................        15,446         157,725           --             --          173,171       41%
Other Exploration Costs ...................          --              --             --           21,261         21,261        5%
                                              -----------     -----------    -----------    -----------    -----------   ------
   Total Exploration Costs ................   $     1,471     $   181,391    $   214,001    $    21,261    $   418,124      100%
                                              ===========     ===========    ===========    ===========    ===========   ======
   Percent of Total Costs .................             1%             43%            51%             5%           100%
                                              ===========     ===========    ===========    ===  ========    ===========

     For the remainder of 1999 and continuing into 2000, we will focus our activities on cultivating the existing exploration program in the Gulf Coast region, principally in Louisiana and Texas. This activity will focus on what we consider our three core areas in the Gulf Coast, which are:

          1. The East Bayou Sorrel Area in Iberville Parish, Louisiana, operated by National Energy Group, Inc. ("NEGX");

          2. The Maurice Prospect in Fayetteville Parish, Louisiana, operated by Amerada Hess Corporation ("AHC"); and

          3. The Formosa, Texana and Ganado 3-D prospects encompassing 130,000 acres in and around Jackson County, Texas, operated by Parallel Petroleum ("Parallel").

     Pease is a non-operating partner in all three areas. Accordingly, we have little control over the timing of new wells or the ability to control costs. However, we can elect not to participate in a proposed well and have the opportunity to farmout proposals to other parties should we elect not to participate in a particular exploratory proposal. Accordingly, we have the right, not the obligation, to participate in future exploratory drilling prospects within these areas. However, assuming sufficient working capital is available, it is our intent to participate in all the exploratory or development proposals that are fundamentally sound and adequately supported with competent geologic and geophysical data. Under the present known circumstances, should we elect to participate in all of the anticipated proposals for these three areas, the following table summarizes the range of our expected capital requirements, by program, through the end of 2000:

                                                          Estimated Investment
                                                         ----------------------
Operator                                                 Minimum        Maximum
--------                                                 -------        -------

East Bayou Sorrel Area .........................      $     --        $  400,000
Formosa, Texana, and Ganado Prospects ..........         200,000         600,000
Maurice Prospect ...............................          50,000         600,000
                                                      ----------      ----------
      Total ....................................      $  250,000      $1,600,000
                                                      ==========      ==========

     Our current and anticipated cash position may not be sufficient to cover the future working capital and exploration opportunities that may be proposed within our three core areas.

     As discussed above, we began actively searching for a merger candidate in August 1998 in order to, among other things, increase our asset base and improve the chances of financing future opportunities. On September 1, 1999, we signed an Agreement and Plan of Merger ("merger agreement") with Carpatsky. All holders of the Series B preferred stock have agreed that no more dividends shall accrue or be paid on their holdings if the contemplated transaction with Carpatsky is ultimately consummated. The holders have also agreed not to sell or convert any outstanding shares of the Series B preferred stock until the contemplated transaction with Carpatsky is either completed or abandoned. When the merger is effective, we will be obligated to pay out of our existing working capital approximately $220,000 to our President/CFO in connection with the severance terms included in his employment agreement.

     If the merger with Carpatsky is either abandoned or cannot be consummated within a reasonable period of time, then we may have to seek additional financing. However, our common stock was delisted from the Nasdaq SmallCap electronic market system on January 14, 1999 for failure to maintain an average bid price of at least $1.00 per share. The stock is now listed on the over-the-counter market on the NASD Bulletin Board (OTC BB). It is believed that this delisting will have a material negative impact on our ability to raise additional equity capital. Given the delisting, combined with our historically poor financial performance and the fact that production from only four wells provides most of our current cash flow and production, it is unclear at this time what alternatives for future working capital will be available, if any, or to what extent the potential dilution to the existing shareholders may be. If additional sources of financing are not ultimately available, we may have to consider other alternatives, including the sale of existing assets, cancellation of existing exploration agreements, nonconsenting on proposed wells or workovers, farmouts, joint ventures, restructuring under the protection of the Federal Bankruptcy Laws and/or liquidation.

Results of Operations

Overview

     Our largest source of operating revenue is from the sale of produced oil, natural gas, and natural gas liquids. Therefore, the level of our revenues and earnings are affected by prices of these commodities. Accordingly, our operating results for any prior period are not necessarily indicative of future operating results because of the fluctuations in oil, natural gas, and natural gas liquid prices and the lack of predictability of those fluctuations as well as changes in production levels.

Dispositions of Rocky Mountain Assets

     During 1998, Pease substantially completed the sale of all of its Rocky Mountain assets. Accordingly, for 1999 and thereafter the revenue, costs, operating margins and cash flows historically generated and discussed under the captions "Gas Plant Processing," "Oil Field Services and Supply," and "Well Administration and Other Income" are no longer a part of our operations. Because these assets included a significant portion of Pease's historical operations before the end of 1998, the sale of these assets had an immediate and material negative impact on our future cash flows and results of operations.


Revenue

     Total Revenue from all operations was as follows:

                                                     For the Year Ended December 31,
                                               -------------------------------------------
                                                      1998                       1997
                                               ------------------        -----------------
                                               Amount          %         Amount          %
                                               ------         --         ------         --
Oil and gas sales .......................   $2,359,905        81%     $3,168,042        68%
Gas plant processing ....................      256,174         9%        691,828        15%
Oil field services and supply ...........      271,932         9%        707,060        15%
Well administration and other income ....       28,971         1%         92,379         2%
                                            ----------   -------      ----------   -------
     Total revenue ......................   $2,916,982       100%     $4,659,309       100%
                                            ==========   =======      ==========   =======
                                                      For the Nine Months Ended Sept. 30,
                                               -------------------------------------------
                                                      1998                       1997
                                               ------------------        -----------------
                                               Amount          %         Amount          %
                                               ------         --         ------         --
Oil and gas sales .......................   $1,504,065       100%     $ 1,853,,284      77%
Gas plant, service and supply ...........         --        --           528,418        22%
Well administration and other income ....           80       Nil          22,640         1%
                                            ----------   -------      ----------   -------
     Total revenue ......................   $1,504,145       100%     $1,644,631       100%
                                            ==========   =======      ==========   =======

     The decrease in total revenue, along with any known trends or changes that effect revenue on a line-by-line basis, are discussed in the following paragraphs under their respective captions.

Oil and Gas

     Operating statistics for oil and gas production for the periods presented are as follows:

                                                            For the Year                    For the Nine Months
                                                         Ended December 31,                    Ended Sept. 30,
                                                       ---------------------              ----------------------
                                                       1998             1997              1999              1998
                                                       ----             ----              ----              ----
Production:
Oil (Bbls)
  Rocky Mtns ...............................          51,752            79,949              --              47,900
  Gulf Coast ...............................          58,702            43,286            53,800            37,300
Gas (Mcf)
   Rocky Mtns ..............................         230,529           391,975              --             228,300
   Gulf Coast ..............................         319,828            91,469           281,500           197,400
BOE (6:1)
   Rocky Mtns ..............................          89,174           145,278              --              86,000
   Gulf Coast ..............................         112,006            58,531           100,700            70,200

Average Collected Price:
  Oil (per Bbl)
     Rocky Mtns ............................     $     12.11       $     18.75       $      --         $     12.32
     Gulf Coast ............................     $     12.19       $     19.15       $     15.54       $     12.96
  Gas (per Mcf)
    Rocky Mtns .............................     $      1.39       $      1.46       $      --         $      1.39
    Gulf Coast .............................     $      2.22       $      2.94       $      2.37       $      2.34
  Per BOE (6:1)
    Rocky Mtns .............................     $     10.50       $     14.25       $      --         $     10.56
    Gulf Coast .............................     $     12.73       $     18.76       $     14.93       $     13.46

Operating Margins:
  Rocky Mtns:
   Revenue -
       Rocky Mtns. - Oil ...................     $   612,370       $ 1,498,800       $      --         $   590,067
       Rocky Mtns. - Gas ...................         321,333           571,213              --             318,034
                                                 -----------       -----------       -----------       -----------
                                                 $   933,703       $ 2,070,013              --             908,101
   Cost ....................................        (806,224)       (1,320,758)             --            (870,227)
                                                 -----------       -----------       -----------       -----------
       Operating Margin ....................     $   127,479       $   749,255       $      --        $     37,874
                                                 ===========       ===========       ===========       ===========
       Operating Margin % ..................              14%               36%             --                   4%
  Gulf Coast:
    Revenue -
       Gulf Coast - Oil ....................     $   715,699       $   828,779       $   836,569       $   484,016
       Gulf Coast - Gas ....................         710,503           269,250           667,496           461,167
                                                 -----------       -----------       -----------       -----------
                                                   1,426,202       $ 1,098,029         1,504,065           945,183
    Costs ..................................        (243,339)         (165,980)         (276,014)         (125,768)
                                                 -----------       -----------       -----------       -----------
       Operating Margin ....................     $ 1,182,863       $   932,049       $ 1,228,051       $   819,415
                                                 ===========       ===========       ===========       ===========
       Operating Margin % ..................              83%               85%               82%               87%
Production Costs per
 BOE before DD&A:
      Rocky Mtn Region .....................     $      9.04       $      9.09       $      --         $     10.12
      Gulf Coast Region ....................     $      2.17       $      2.84       $      2.74       $      1.79

Change in Revenue Attributable to:
      Production ...........................     $  (143,959)                        $  (659,938)
      Price ................................        (661,732)                            310,719
                                                 -----------                         -----------
      Total Decrease in Revenue ............     $  (805,691)                        $  (349,219)
                                                 ===========                         ===========

     In May 1999 the J. P. Owen well located in the Maurice Prospect in Vermillion Parish, Louisiana, operated by AHC, began experiencing significant water production as a result of a very poor primary cement job in the completion casing. Accordingly, the well was shut in and during the third quarter of 1999 AHC performed various remedial operations attempting to squeeze the zones, shut off the water source and restore production. However, the procedures were unsuccessful and the well was plugged at that producing interval. Recompletion in an upper zone was commenced in early 2000. We do not believe the loss of the well bore at that interval will impair our total reserves quantities because our independent petroleum reservoir engineers have advised us that these reserves will probably be classified as "Proved Undeveloped." However, because production has been lost, it will negatively impact current and anticipated cash flows for at least the near future. In 1999, Pease's proportionate share of production from this well totaled 13,360 Mcf of gas and 490 Bbls of oil before it was shut in. There was no production from this well in 1998. At December 31, 1998, this well represented approximately 14.5% of our estimated proven reserves (PV-10).

     Therefore, substantially all of Pease's current oil and gas production is now generated from four of the ten wells in which we hold a working interest. Of the four main producing wells, three are operated by NEG, and the other one is operated by AHC. All these wells are deep, high pressure, water driven reservoirs that are inherently laden with geologic, geophysical, and mechanical risks and uncertainties. The unexpected loss of any one of these wells would have a material negative impact on our estimated reserves, future production and future cash flows.

Gas Plant, Service and Supply

     As discussed above, we sold these assets in 1998. However, the historical operating results excluding depreciation and amortization are as follows:

                                                      For the Year                       For the Nine Months
                                                    Ended December 31,                      Ended Sept. 30,
                                             -------------------------                  -----------------------
                                             1998                 1997                  1998               1997
                                             ----                 ----                  ----               ----
Revenue .........................         $ 271,932            $ 707,060            $    --             $ 528,418
Costs ...........................          (295,789)            (651,458)                --              (564,832)
                                          ---------            ---------            ---------           ---------
   Net Operating Income .........         $ (23,857)           $  55,602            $    --             $ (36,414)
                                          =========            =========            =========           =========

Consulting Arrangement - Related Party

     In March 1996 Pease entered into a three-year consulting agreement with Beta Capital Group, Inc. ("Beta") located in Newport Beach, California. Beta's chairman, Steve Antry, has been a director of Pease since August 1996. The consulting agreement, which ended in February 1999, provided for minimum monthly cash payments of $17,500 plus reimbursement for out-of-pocket expenses.

     During 1997, Pease granted Beta warrants for an additional 100,000 shares of common stock which after the reverse stock split translates to 10,000 shares of common stock. These warrants are exercisable for a period of four years at an exercise price of $37.50 per share. Pease has determined the value of these options using the Black Scholes model and has recognized the fair value of approximately $60,000 as consulting expense in the accompanying statements of operations for the year ended December 31, 1997. Stephen Fischer, an independent contractor for Beta, is also a member of our Board of Directors.

General and Administrative

     General and Administrative ("G&A") expenses increased $99,777 in 1998 when compared to 1997. However the totals in 1998 include several non-recurring expenses as follows:

    $ 175,000  -  Severance and bonus for Willard H. Pease, Jr., our former
                  President and CEO
      150,000  -  Fee paid to San Jacinto Securities for advise and asistance in connection with our seeking and reviewing merger candidates
       75,000  -  Costs associated with the corporate restructuring and
    ---------     divestment of Rocky Mountain assets.
    $ 400,000

     The net decrease in G&A expenses of $379,950 during the first nine months of 1999 when compared to the same period in 1998 is summarized as follows:

     For the 9 months
     ended 9/99 vs 9/98         Description
     ------------------         -----------

     $ 173,774      Reduction of payroll as a result of eliminating executive
                    and administrative positions
       150,000      Fee paid in 1998 to San Jacinto Securities
       101,992      Legal and accounting
        25,276      Travel
        19,604      Consulting
        12,475      Filing fees associated with NASDAQ
         3,308      All other, net
      (106,479)     Costs associated with pursuing the merger with Carpatsky
     ---------
   $   379,950      Net decrease between the periods presented

     Pease capitalized $236,931 and $280,000 of costs associated with the Gulf Coast exploration activities in 1998 and 1997, and $21,261 and $238,861 during the first nine months of 1999 and 1998, respectively, that would have been expensed as G&A costs under the successful efforts method of accounting for oil and gas activities.

     We have taken steps to significantly reduce future G&A costs, and we expect "core" G&A costs in 1999 and 2000 to be approximately $60,000 to $70,000 per month. However, we expect additional amounts (aggregating $25,000 to $50,000) will be incurred in connection with the efforts to consummate the merger transaction with Carpatsky.

Depreciation, Depletion and Amortization

     Depreciation, Depletion and Amortization ("DD&A") for the periods presented by cost center consisted of the following:

                                                               For the Year                       For the Nine Months
                                                            Ended December 31,                       Ended Sept 30,
                                                          -----------------------               -----------------------
                                                          1998               1997               1999               1998
                                                          ----               ----               ----               ----
Oil and Gas Properties - Gulf Coast ............      $  275,137         $1,176,865         $  780,899         $  866,477
Oil and Gas Properties - Rocky Mtns ............       1,639,125          1,018,499               --              265,510
Gas Plant, Service and Supply ..................         273,345            378,740               --              291,766
Furniture and Fixtures .........................          53,485             49,219             17,379             36,809
                                                      ----------         ----------         ----------         ----------
    Total ......................................      $2,241,092         $2,623,323         $  798,278         $1,460,562
                                                      ==========         ==========         ==========         ==========

     DD&A for the oil and gas properties, per BOE, for the periods presented is as follows:

  Rocky Mountains                $   --     $  2.94   $   --    $   3.09
  Gulf Coast                     $  7.67    $  7.75   $  7.75   $  12.33
  Combined Total                 $  7.67    $  5.27   $  7.75   $   7.25

     DD&A for the oil and gas properties is computed based on one full cost pool using the total estimated reserves at the end of each period presented and prior to applying the ceiling test discussed below under "Impairment Expense." The estimated portion of DD&A for the Rocky Mountains and the Gulf Coast are illustrated here for analysis purposes only. Total DD&A for the oil and gas properties decreased in 1999 when compared to 1998 principally as a result of the impairment charges recognized in 1998 significantly reduced the net value of full cost pool being amortized in 1999.

Interest Expense

     Total interest incurred, and its allocation, for the periods presented is as follows:

                                                                   For the Year                       For the Nine Months
                                                                Ended December 31,                       Ended Sept 30,
                                                             -----------------------               -----------------------
                                                             1998               1997               1999               1998
                                                             ----               ----               ----               ----
Interest paid or accrued ...........................    $   399,218        $   448,705        $   209,795        $   299,313
Amortization of debt discount ......................        367,443            353,310            164,503            485,676
Amortization of debt issuance costs ................        485,535            223,003            103,677            307,208
                                                        -----------        -----------        -----------        -----------
         Total interest incurred ...................      1,252,196          1,025,018            477,975          1,092,197
Interest capitalized for exploration activities ....       (852,978)          (323,641)          (208,116)          (693,451)
                                                        -----------        -----------        -----------        -----------
              Interest expense .....................    $   399,218        $   701,377        $   269,859        $   398,746
                                                        ===========        ===========        ===========        ===========

     The lower interest incurred in 1999 is substantially attributed to the reduction of outstanding debt during the third quarter of 1998. In connection with the sale of the Rocky Mountain assets, we paid down $1.2 million (or 30%) of the outstanding convertible debentures in September 1998, thereby reducing the outstanding principal from $4.0 million to $2.8 million. At the same time, we charged to interest expense $396,742, representing 30% of the unamortized debt discount and debt issuance costs associated with the debt.

Impairment Expense - Oil and Gas Properties

     We use the full cost method of accounting for our oil and gas activities. The full cost method regards all costs of acquisition, exploration, and development activities as being necessary for the ultimate production of reserves. All of those costs are incurred with the knowledge that many of them relate to activities that do not result directly in finding and developing reserves. However, the benefits obtained from the prospects that do prove successful, together with benefits from past discoveries, may ultimately recover the costs of all activities, both successful and unsuccessful. Thus, all costs incurred in those activities are regarded as integral to the acquisition, discovery, and development of reserves that ultimately result from the efforts as a whole and are thereby associated with Pease's proved reserves. Establishing a direct cause-and-effect relationship between costs incurred and specific reserves discovered, which is the premise under the successful efforts accounting method, is not relevant to the full cost concept. However, the costs accumulated in our full cost pool are subject to a "ceiling," as defined by Regulation SX Rule 4-10(e)(4).

     As prescribed by the corresponding accounting standards for full cost, all the accumulated costs in excess of the ceiling, are to be expensed periodically by a charge to impairment. Accordingly, for the year ended December 31, 1997, we incurred an impairment charge of $3,946,733 related to our Gulf Coast oil and gas properties. The majority of this charged was the result of the dry holes drilled in 1997 (which increased the accumulated costs above the "ceiling"). In 1998 we incurred an additional impairment charge of $7,278,818 (of which $2,739,043 had been recognized during the first nine months) which can be attributed to: a.) $3,292,324 in dry holes; b.) $2,971,309 related to the expiration of leases in the acreage associated with Parallel Petroleum's 3-D program in S. Texas; and c.) $1,015,185 to the continuing decline of oil prices (a declining commodity price will in effect lower the "ceiling" of the full cost pool).

Dividends and Net Loss Per Common Share

     Net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding during the year. All potential common shares have been excluded from the computations because their effect would be antidilutive.

     The net loss applicable to common stockholders is determined by adding any dividends accruing to the benefit of the preferred stockholders to the net loss. The dividends included for this calculation include: 1) paid dividends; 2) accrued but unpaid dividends; and 3) any imputed dividends attributable to the beneficial conversion feature. Accordingly, the net loss applicable to common stockholders includes the following charges associated with the Series B preferred stock that was issued on December 31, 1997:

                                                   For the Year            For the Nine Months
                                                Ended December 31,           Ended Sept 30,
                                                -----------------          --------------------
                                                      1998               1999               1998
                                                      ----               ----               ----
Dividends declared .............................   $  278,026        $  177,817         $  210,941
Non-cash imputed dividend charge ...............    1,789,468              --            1,513,713
                                                   ----------        ----------         ----------
         Total .................................   $2,067,494        $  177,817         $1,724,654
                                                   ==========        ==========         ==========

     The Series B preferred stock is convertible into common stock at a conversion price equal to a 25% discount to the average trading price of the common stock prior to conversion. This discount started at 12% in April 1998 and increased periodically until it topped out at 25%. This discount is considered a "beneficial conversion feature." The additional non-cash imputed dividend charge represents the intrinsic value of the discount applicable through the period presented. No additional non-cash dividend charges have been or will be incurred subsequent to December 31, 1998.

                      SELECTED FINANCIAL DATA OF CARPATSKY

     The selected balance sheet data as of December 31, 1998 and the selected statement of operations data for the years ended December 31, 1997 and 1998, have been derived from the audited financial statements of Carpatsky. The selected unaudited financial data at September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been prepared on a basis consistent with the consolidated financial statements of Carpatsky. In the opinion of Carpatsky, the selected unaudited financial data include all adjustments-consisting only of normal recurring adjustments-necessary for a fair presentation of the financial position at the date presented and results of operations for the periods presented. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of results for the full fiscal year. These data should be read in conjunction with the consolidated financial statements of Carpatsky, the notes to the consolidated financial statements of Carpatsky and Carpatsky's management's discussion and analysis of financial condition and results of operations, all of which are included in this proxy statement and prospectus.

                     Carpatsky Selected Financial Data Table

                                                                     Nine Months Ended September 30,    Year Ended December 31,
                                                                     ------------------------------     ----------------------
                                                                          1999            1998            1998           1997
                                                                          ----            ----            ----           ----
Statement of Operations Data:
Revenue .........................................................   $  1,778,258    $    348,572    $    768,851    $     98,683
Less allowance for doubtful accounts ............................     (1,617,752)       (196,313)       (543,186)        (13,050)
                                                                    ------------    ------------    ------------    ------------
  Net revenue ...................................................        160,506         152,259         225,665          85,633
Cost of operations ..............................................       (736,096)       (187,938)       (307,561)        (82,351)
                                                                    ------------    ------------    ------------    ------------
  Gross profit (loss) ...........................................       (575,590)        (35,679)        (81,896)          3,282
Other costs and expenses:
  General and administrative ....................................        742,081         501,463         552,391         805,218
  Depreciation, depletion and amortization ......................        273,263          39,527          85,385          19,204
                                                                    ------------    ------------    ------------    ------------
      Total other costs and expenses ............................      1,015,344         540,990         637,776         824,422
                                                                    ------------    ------------    ------------    ------------
Income (loss) from operations ...................................     (1,590,934)       (576,669)       (719,672)       (821,140)
Other income and (expense):
  Interest and other income .....................................         46,535          36,334           4,710          40,288
  Gain on net monetary position .................................        859,293       1,457,144       1,477,213          44,059
  Amortization of debt discount .................................           --          (657,895)       (657,895)       (139,377)
  Interest expense ..............................................       (236,042)       (225,711)       (318,512)        (89,564)
                                                                    ------------    ------------    ------------    ------------

Income (loss) before taxes ......................................       (921,148)         33,203        (214,156)       (965,734)
Provision for income taxes ......................................       (335,205)           --          (132,388)           --
                                                                    ------------    ------------    ------------    ------------
Net income (loss) ...............................................   $ (1,256,353)   $     33,203    $   (346,544)   $   (965,734)
                                                                    ============    ============    ============    ============
Net income (loss) per share .....................................   $      (0.03)   $      Nil      $      (0.01)   $      (0.03)
                                                                    ============    ============    ============    ============
Weighted average number of common
  shares outstanding ............................................     40,796,000      40,796,000      40,796,000      31,691,000
                                                                    ============    ============    ============    ============
                                                                    Sept. 30, 1999                   Dec. 31, 1998
                                                                    --------------                   -------------
Balance Sheet Data:
  Current assets ................................................   $    680,415                    $    208,503
  Current liabilities ...........................................      5,501,415                       4,849,874
  Working capital (deficit) .....................................     (4,821,000)                     (4,641,371)
  Total assets ..................................................     10,903,668                       9,751,616
  Total liabilities .............................................      5,501,413                       6,857,581
  Stockholders' Equity ..........................................      5,402,253                       2,894,035

     Carpatsky Management's Discussion and Analysis of Financial Conditions
                            and Results of Operations

Liquidity, Capital Expenditures and Capital Resources

     At September 30, 1999, Carpatsky's cash balance was $128,414 with a working capital deficit of $4,821,000, compared with cash of $25,434 and working capital deficit of $4,641,371 at December 31, 1998, and $83,408 in cash and a working capital deficit of $2,826,787 at December 31, 1997. The changes in Carpatsky's cash balance during 1998 and through September 30, 1999 are summarized as follows:

          Cash Balance at December 31, 1997 ..........   $    83,408
          Sources of Cash in 1998:
            Cash provided by operating activities ....       888,069
            Proceeds from debt .......................       600,000
                                                         -----------
                   Total Sources of Cash in 1998 .....     1,488,069
          Uses of Cash in 1998:
            Capital Expenditures .....................    (1,540,543)
            Loan to Ukrainian joint venture ..........        (5,500)
                                                         -----------
                   Total uses of cash in 1998 ........    (1,546,043)
          Cash balance at December 31, 1998 ..........        25,434
          Sources of Cash in 1999:
            Proceeds from the issuance of common stock       762,500
            Uses of Cash in 1999:
            Capital expenditures .....................      (528,892)
            Deferred acquisition costs ...............       (92,088)
            Cash used in operating activities ........       (16,806)
            Loan to Ukrainian joint venture ..........       (16,486)
            Offering costs ...........................        (5,248)
                                                         -----------
                   Total uses of cash in 1999 ........      (659,520)
                                                         -----------
          Cash balance at September 30, 1999 .........   $   128,414
                                                         ===========

     In September 1999, Carpatsky: a.) completed a private placement of common stock which raised $1.0 million of which $237,500 was received in October 1999; b.) converted $2.676 million of debt and payables into common stock and warrants; and c.) entered into an Agreement and Plan of Merger with Pease, a U.S. publicly held company. Carpatsky sought out the merger primarily to obtain a stock listing in the United States and to increase and diversify its asset base.

     Carpatsky's oil and gas assets consist of interests in the following two fields in the Republic of Ukraine: 1.) the Rudovsko-Chervonozavodskoye natural gas and gas condensate field (the "RC" field) located in the Poltava District of Eastern Ukraine; and 2.) the Bitkov-Babchensky oil field (the "Bitkov" field) located in the Ivano-Frankovsk District of southwest Ukraine. To date, these ventures have been financed through a series of private debt and equity offerings. Common to the oil and gas industry in foreign countries, Carpatsky does not own an interest in real property; its rights and obligations are governed by joint venture arrangements. The agreements governing the RC field provides Carpatsky with a net revenue interest ("NRI") in the project that varies based on its proportionate cumulative capital contributions. Therefore, the actual NRI is determined by: a.) dividing Carpatsky's total capital contributions by the total capital contributions to the Joint Account (this computes Carpatsky's proportionate share of the total capital contributions); and b.) multiplying this quotient by 90%. This formula determined Carpatsky's NRI as of September 30, 1999 totaled 40%. A recalculation of the interest is made as of the last day in each calendar quarter, however, Carpatsky's NRI may not exceed 45%. Unlike the governing documents associated with the RC field, Carpatsky's ownership and NRI in the Bitkov Joint Venture is not subject to adjustment and is fixed at 45%. In both fields, Carpatsky's planned operations will primarily focus on exploitation activities -- drilling development wells and performing workovers on existing wellbores -- in order to monetize proved reserves.

     Most of Carpatsky's current oil and gas reserve value is attributable to the RC field with current daily gross production in excess of 20 million cubic feet of natural gas and 120 barrels of condensate from 3 wells. Two other wells are in the final stages of completion and are expected to be on production in 2000. In addition, a sixth well is currently drilling and is expected to reach its proposed target depth of 18,000' in mid-2000. Carpatsky expects two to seven additional development wells will be drilled (or start to be drilled) in this field during 2000.

     Carpatsky's historical use of cash in 1998 and 1999 (through September 30) for its oil and gas activities in Ukraine are summarized by field as follows:

                                                                   Cumulative
        Venture                       1998            1999       through 9/30/99
---------------------------           ----            ----       ---------------
The RC field ..............       $1,521,498      $  512,853       $4,296,367
The Bitkov field ..........           19,045          16,039        1,016,762
                                  ----------      ----------       ----------
    Totals ................       $1,540,543      $  528,892       $5,313,129
                                  ==========      ==========       ==========

     Under the existing commitments related to the two ventures in Ukraine, the following table summarizes the range of expected capital requirements through the end of 2000:

                                               Estimated Investment Requirements
                                               ---------------------------------
        Venture                                   Minimum              Maximum
--------------------------------------            -------              -------

The RC field .........................           $2,800,000           $7,840,000
The Bitkov field .....................               54,000              414,000
                                                 ----------           ----------
    Totals ...........................           $2,854,000           $8,254,000
                                                 ==========           ==========

     The estimated capital requirements for the RC field as presented above assume Carpatsky's share of net revenues under the joint activities agreement in the RC field is 45% (its maximum potential interest). As previously stated, Carpatsky's proportionate share of net revenues in the RC field on September 30, 1999 was 40%. On October 1, 1999, Carpatsky's proportionate share of net revenues was effectively reduced to 32% when its Ukrainian partner increased their equity position through an additional capital contribution to the joint account. The Ukrainian partner, a government-owned oil and gas company, advised Carpatsky that it had until December 31, 1999 to make an additional contribution of approximately $2.9 million. A failure to do so would have diluted Carpatsky's interest in the RC field even further and would have precluded Carpatsky from participating in the next two wells to be drilled. Carpatsky vigorously pursued various sources of financing to meet this obligation and preserve its rights in the RC field. On December 30, 1999, Carpatsky issued 95.45 million shares of preferred stock, plus warrants for $4.0 million. A portion of the proceeds have been, and will continue to be, used to satisfy Carpatsky's obligation to make additional capital contributions or the RC field and maintain Carpatsky's maximum ownership interest. Should Carpatsky be unable to maintain its NRI in the RC field, the future capital requirements would be adjusted down on a pro-rata basis.

     Carpatsky expects that the Ukrainian projects will develop cash flow sufficient to fund Carpatsky's operations sometime in 2000 but exactly when, or if, this will actually occur cannot be accurately projected. Therefore, the amount of future capital that will be required cannot be accurately determined at this time. If additional capital is required, there can be no assurance given that the necessary capital can or will be raised under terms acceptable to the Carpatsky. If additional sources of financing are not ultimately available, Carpatsky may have to consider other alternatives, including selling a portion of its interest in the Ukrainian assets.

     The most significant item affecting Carpatsky's operations is the receipt of payment for the sale of its oil and gas in Ukraine. Historically, payment for oil or condensate has not been an issue. Until September 1999, substantially all of the company's gas was sold to Naftogazukrainy ("NAK"), a Ukrainian national joint stock company. NAK was formed to meet the natural gas needs of the entire population of Ukraine (similar to the responsibilities of a US public utility). Ukraine is a "cash poor" country and, as a result, many of the country's natural gas consumers have been unable to meet their financial obligations in hard currency on a timely basis. Therefore, with NAK not being paid by the country's consumers, it is not in a position to pay producers such as Carpatsky. Accordingly, Carpatsky has provided a substantial allowance for doubtful accounts for its historical operations and consequently incurred substantial operating losses arising from the non-payment for natural gas sold.

     To circumvent this payment problem with NAK, in September 1999 Carpatsky began selling a portion its natural gas through a public auction market directly to end users. This process is similar to the spot market nominating auctions that take place in the United States and provides a viable alternative to NAK. In addition, this process enables Carpatsky to set the specific terms and assess the creditworthiness of each of its prospective customers prior to any sale. Since participating in the auction market, Carpatsky has been receiving payment for most of its natural gas deliveries.

     In addition, Carpatsky is vigorously exploring the possibility of exporting its natural gas for sale to foreign companies. Carpatsky believes that an export contract with a large credit worthy customer(s) could virtually eliminate the historical problem with regard to payment. It is not known at this time whether or not an export contract will successfully be negotiated or if the appropriate authorizations to transport the gas outside of Ukraine can be obtained on a long-term basis. In any case, Carpatsky believes that either the continued success of the public auction market or an export contract will significantly improve future payments and results of operation.

Results of Operations

Overview

     Carpatsky's largest source of operating revenue is from the sale of produced oil, natural gas, and natural gas liquids in Ukraine. Therefore, the level of Carpatsky's revenues and earnings are affected by prices at which natural gas, oil and natural gas liquids are sold. In addition, as previously discussed Carpatsky historically has not been paid for a substantial portion of its natural gas sold. Accordingly, Carpatsky's operating results for any prior period are not necessarily indicative of future operating results because of the fluctuations in natural gas, oil and natural gas liquid prices, the lack of predictability of those price fluctuations, changes in production levels and the amount of payment received, or expected to be received, for the hydrocarbons sold.

Oil and Gas

     Operating statistics for oil and gas production for the periods presented are as follows:

                                                                  For the Nine Months                       For the Year Ended
                                                                  Ended September 30,                        Ended December 31,
                                                             ----------------------------               ---------------------------
                                                              1999                 1998                 1998                 1997
                                                              ----                 ----                 ----                 ----
Production:
  Oil (Bbls)
     Bitkov field ..............................               8,770                7,807               10,741                5,334
     RC field ..................................              10,998                 --                    683                 --
                                                         -----------          -----------          -----------          -----------
       Total ...................................              19,768                7,807               11,424                5,334
                                                         ===========          ===========          ===========          ===========
Gas (Mcf)
     Bitkov field ..............................              39,067               30,294               45,425               11,237
     RC field ..................................           1,781,744              162,323              426,744                 --
                                                         -----------          -----------          -----------          -----------
       Total ...................................           1,820,812              192,617              472,169               11,237
                                                         ===========          ===========          ===========          ===========
Mcfe (1:6)
     Bitkov field ..............................              91,686               77,135              109,869               43,241
     RC field ..................................           1,847,735              162,323               30,842                 --
                                                         -----------          -----------          -----------          -----------
       Total ...................................           1,939,421              239,458              540,710               43,241
                                                         ===========          ===========          ===========          ===========
Average Sales Price:
  Oil (per Bbl)
     Bitkov field ..............................         $      9.24          $     12.16          $     11.34          $     14.62
     RC field ..................................         $     10.39                  N/A          $     12.60                  N/A
                                                         -----------          -----------          -----------          -----------
       Total ...................................         $      9.88          $     12.16          $     11.41          $     14.62
                                                         ===========          ===========          ===========          ===========
Gas (per Mcf)
     Bitkov field ..............................         $      0.97          $      1.86          $      1.79          $      1.84
     RC field ..................................         $      0.87          $      1.21          $      1.31                  N/A
                                                         -----------          -----------          -----------          -----------
       Total ...................................         $      0.87          $      1.32          $      1.35          $      1.84
                                                         ===========          ===========          ===========          ===========
Per Mcfe (1:6)
     Bitkov field ..............................         $      1.30          $      1.96          $      1.85          $      2.28
     RC field ..................................         $      0.90          $      1.21          $      1.31                  N/A
                                                         -----------          -----------          -----------          -----------
       Total ...................................         $      0.92          $      1.46          $      1.42          $      2.28
                                                         ===========          ===========          ===========          ===========

Operating Margins:
Revenue -
  Total Sales ..................................         $   768,851          $    98,683          $ 1,778,258          $   348,572
  Less Doubtful Account Allowance ..............            (543,186)             (13,050)          (1,617,752)            (196,313)
                                                         -----------          -----------          -----------          -----------
       Net Revenue .............................             225,665               85,632              160,506              152,259
Operating Cost .................................            (307,561)             (82,351)            (736,096)            (187,938)
                                                         -----------          -----------          -----------          -----------
Operating Margin ...............................         $   (81,896)         $     3,281          $  (575,590)         $   (35,679)
                                                         ===========          ===========          ===========          ===========

Operating Costs per Mcfe: ......................         $      0.57          $      1.91          $      0.38          $      0.78

     The increased production between the periods presented can be substantially attributed to production in the RC field. All of the production, revenue and costs in 1997 were derived from operations of the Bitkov field. Currently, there are three wells producing in the RC field which commenced production in August 1998, March 1999 and May 1999, respectively.

Amortization of Debt Discount

     In connection with the debt issued in 1997 and 1998, Carpatsky issued warrants to purchase 8.8 million shares of common stock at $0.25 per share. For financial statement reporting purposes, $797,272 was the estimated fair value of these warrants which was amortized, using the interest method, over the original term of the loans. Accordingly, Carpatsky recognized a charge of $657,895 and $139,377 for the years ended December 31, 1998 and 1997, respectively, in connection with this amortization.

Net Monetary Position

     Ukraine has suffered with a highly inflationary economy, as it has been transitioning from a socialistic state to a market economy. Even though the inflation rates in the last few years have reduced significantly, the political, social, and economic instability leaves the future inflation rates unpredictable at this time. Accordingly, for accounting purposes, the functional currency of Carpatsky's Ukrainian operations is the U.S. dollar. Consequently, adjustments resulting from translation of foreign currency monetary assets (generally current assets and liabilities) are adjusted as of each balance sheet date and non-monetary assets (consisting principally of the Company's investment in its oil and gas properties) are translated at the historical exchange rate. The net effect of these transaction adjustments are reflected as a separate component of the statement of operations along with exchange gains and losses in foreign currency transactions. During 1998 and 1999, this has resulted in a substantial gain due to the current liabilities being significantly greater than current assets during the periods presented.

Barter Income

     As is customary in many cash poor countries, in Ukraine Carpatsky routinely enters into bartered transactions in order to monetize certain assets. These transactions principally consist of exchanging goods in satisfaction of accounts receivable and then selling those goods for hard currency to another party. The following is a summary of the bartered transactions for the periods presented:

                                  For the Nine Months      For the Year Ended
                                  Ended September 30,       Ended December 31,
                                  ------------------       -------------------
                                   1999         1998         1998         1997
                                   ----         ----         ----         ----
Gross barter income ........   $  62,540    $  82,952    $ 104,302    $  40,468
Costs of bartered goods ....     (16,005)     (46,618)     (99,592)      (6,642)
                               ---------    ---------    ---------    ---------
Net barter income ..........   $  46,535    $  36,334    $   4,710    $  33,826
                               =========    =========    =========    =========
Income Taxes

     Carpatsky incurred a Ukrainian Corporate Profit tax of $132,388 for the year ended December 31, 1998 and an additional $335,205 during the first nine months of 1999. These were incurred despite a reported loss under U.S. generally accepted accounting principals primarily because the tax is computed using the Ukrainian's statutory records which gives no consideration to the allowance for doubtful accounts.

Year 2000 Issue

     Carpatsky's U.S. accounting systems are currently being maintained by Pease. However, Carpatsky has not performed a detailed evaluation of the systems used for its joint venture operations in Ukraine. As Carpatsky is substantially dependent on its joint venture partners, this could result in a significant problem for Carpatsky.

     Carpatsky is materially dependent on a subsidiary of its Ukrainian partner in the RC field for the delivery and payment of the natural gas. This subsidiary in turn may be dependent on various third party vendors for delivery and payment. Carpatsky has requested written assurances that the subsidiary has examined its Year 2000 issues. Carpatsky has not received a response. Carpatsky will continue to request such assurance but it should be emphasized that no assurance can be given at this time that the subsidiary or the third party vendors are or will be Year 2000 compliant.

     In the event that one or more of the Ukraine operations partners or vendors were to have a material Year 2000 problem, Carpatsky believes that the foreseeable consequences would be a temporary delay in revenue collection caused by an interruption in computerized billing (and not an interruption in the actual flow of the joint ventures' oil or natural gas), which may have a substantial impact on the Company's ability to conduct operations. We do not expect that we will be in a position to finally determine whether there were Year 2000 problems incurred in Ukraine until early 2000. Carpatsky does not have any contingency plan to address this possibility.

     To date the Year 2000 problem has not posed a material operations problem for the Company.

                            PEASE OIL AND GAS COMPANY
                    PRO FORMA COMBINED FINANCIAL INFORMATION


     On September 1, 1999, Pease and Carpatsky entered into an Agreement and Plan of Merger ("Merger Agreement") to combine their respective businesses. The Merger Agreement was amended on December 30, 1999 when Carpatsky issued 95.45 million shares of preferred stock and warrants for $4.0 million. Accordingly, the Amended Merger Agreement was revised to: a.) commit Pease to issue a similar class of preferred stock to the Carpatsky investor upon consummation of the merger; b.) revise the share exchange ratio so that Pease's shareholders will retain, in the aggregate, 12.5% in the merged entity after giving effect to the additional financing; and c.) modify certain other terms as necessary to take recent events into account.

     Pursuant to the terms of the amended merger agreement, Pease will acquire all the outstanding stock of Carpatsky in exchange for 44,959,557 common shares of Pease plus 102,410,000 shares of a newly designated preferred stock that will be convertible into 28,920,984 shares of common stock subject to future adjustments. The preferred stock will not have a preferential dividend but will have provisions that provide for majority voting rights in the post merger corporation.

     For accounting purposes, the acquisition of Carpatsky will be accounted for as a "reverse acquisition" of Pease by Carpatsky. Carpatsky will be considered to be the acquiring entity for financial reporting purposes. However, Pease will be the surviving legal entity after the exchange. Carpatsky's Board of Directors, shareholders and management will have control of the combined entity after the exchange. Therefore, the assets and liabilities of Pease will be recorded at their estimated fair values in the exchange. The fair values of the oil and gas properties, are lower than their adjusted historical cost bases. The lower valuation for Pease's oil and gas properties is determined based on the valuation of common shares to be issued in the exchange. This valuation was the same per share amount paid in the recent capital infusion in Carpatsky, assuming such preferred shares issued were converted into Pease common stock.

     The accompanying unaudited pro forma balance sheet combines the September 30, 1999 balance sheet of Pease and Carpatsky, as if the transaction had occurred on that date and also assumes the $4.0 million capital infusion from the issuance of preferred stock, as well as other transactions associated with that financing, also occurred on that date.

     The accompanying unaudited pro forma statements of operations combine the operations of Pease and Carpatsky for the year ended December 31, 1998 and the nine months ended September 30, 1999, as if the merger transaction had occurred as of the beginning of the periods presented. The 1999 Statement of Operations also reflects adjustments associated with the issuance of common stock to officers and directors at the time of the $4.0 million infusion into Carpatsky from the issuance of preferred stock.

     These statements are not necessarily indicative of future operations or the actual results that would have occurred had the transaction been consummated at the beginning of the periods indicated. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this document.

                            PEASE OIL AND GAS COMPANY

                        PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (Unaudited)


                                         Historical                   Pro Forma      Historical                         Pro Forma
                                         Carpatsky   Adjustments      Carpatsky         Pease         Adjustments        Combined
                                         ----------  -----------      ---------      ----------       -----------       ---------
Current Assets:
Cash and equivalents .............   $    128,414    4,000,000 (a)$  3,128,414    $    777,835        (269,065)(b)  $  3,479,272
                                                    (1,000,000)(a)                                    (157,912)(c)
Stock subscriptions receivable ...        237,500                      237,500            --                             237,500
Trade receivables, net ...........         56,796                       56,796         341,966                           398,762
Inventories ......................        118,214                      118,214            --                             118,214
VAT refundable ...................        112,147                      112,147            --                             112,147
Prepaid expenses and other .......         27,344                       27,344          81,544                           108,888
                                     ------------                 ------------    ------------                       ------------
Total current assets .............        680,415                    3,680,415       1,201,345                          4,454,783
                                     ------------                 ------------    ------------                       ------------
Oil and Gas Properties, at cost
using the full cost method .......     10,008,626                   10,008,626      20,276,999     (16,939,756)(d)     13,595,869
                                                                                                       250,000 (c)
Less accumulated amortization ....       (385,297)                    (385,297)    (14,664,073)     14,664,073 (d)       (385,297)
                                     ------------                 ------------    ------------                       ------------
Net oil and gas properties .......      9,623,329                    9,623,329       5,612,926                         13,210,572
                                     ------------                 ------------    ------------                       ------------
Other Assets:
VAT refundable ...................        405,853                      405,853            --                              405,853
Deferred acquisition costs .......         92,088                       92,088            --           (92,088)(c)         --
Loan to Ukrainian JV partner .....         71,486                       71,486            --                               71,486
Office equipment and vehicles, net         30,497                       30,497          59,257                             89,754
Debt issuance costs, net .........           --                           --           218,874        (218,874)(d)        --
Deposits and other ...............           --                           --             7,493                              7,493
                                     ------------                 ------------    ------------                       ------------
Total other assets ...............        599,924                      599,924         285,624                            574,586
                                     ------------                 ------------    ------------                       ------------
Total Assets .....................   $ 10,903,668                 $ 13,903,668    $  7,099,895                       $ 18,239,941
                                     ============                 ============    ============                       ============







         See accompanying notes to these pro forma financial statements.


                            PEASE OIL AND GAS COMPANY

                  PRO FORMA COMBINED BALANCE SHEET (continued)
                               SEPTEMBER 30, 1999
                                   (Unaudited)


                                   Historical                       Pro Forma        Historical                       Pro Forma
                                   Carpatsky        Adjustments     Carpatsky          Pease          Adjustments     Combined
                                   ----------       -----------     ---------        ----------       -----------     ---------
Current Liabilities:
Current maturities of debt ..... $   548,914                      $    548,914       $      5,741                     $    554,655
Accounts payable, trade ........   3,624,695       (500,000)(a)      3,124,695            206,185                        3,330,880
Taxes payable ..................     885,589       (500,000)(a)        385,589            --                               385,589
Accrued expenses ...............     257,289                           257,289            151,161                          408,450
Due to officers and directors ..     184,928                           184,928               --                            184,928
                                 -----------                      ------------       ------------                     ------------
Total current liabilities ......   5,501,415                         4,501,415            363,087                        4,864,502
                                 -----------                      ------------       ------------                     ------------
Long-Term Debt, less current
maturities .....................        --                                --            2,453,506         328,994(d)     2,782,500
                                 -----------                      ------------       ------------                     ------------

Stockholders' Equity
Preferred Stock - Series B .....        --                                --                1,058          (1,058)(e)          --
Preferred Stock - Series A .....        --        4,000,000(a)       4,000,000            --                             4,000,000
Common Stock ...................   9,174,921        200,000(f)       9,434,921            173,140      (4,052,399)(e)    5,555,662
                                                     60,000(g)
Additional paid-in capital .....        --                                --           37,636,191     (32,297,181)(e)    5,339,010
Accumulated deficit ............  (3,772,668)      (260,000)(f&g)   (4,032,668)       (33,527,087)     33,527,087(e)    (4,301,733)
                                 -----------                      ------------       ------------                     ------------
Total stockholders' equity .....   5,402,253                         9,402,253          4,283,302                       10,592,939
                                 -----------                      ------------       ------------                     ------------
Total Liabilities and
Stockholders Equity ............ $10,903,668                      $ 13,903,668       $  7,099,895                     $ 18,239,941
                                 ===========                      ============       ============                     ============







         See accompanying notes to these pro forma financial statements.

                            PEASE OIL AND GAS COMPANY
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)


                                   Historical                     Pro Forma       Historical                           Pro Forma
                                   Carpatsky     Adjustments      Carpatsky         Pease         Adjustments          Combined
                                   ----------                     ---------       ----------      -----------          ---------

Revenues, net ...............   $    160,506                    $    160,506    $  1,504,145                         $  1,664,651
                                ------------                    ------------    ------------                           ----------

Operating Costs and Expenses:
Oil and gas production ......        736,096                         736,096         276,014                            1,012,110
General administrative ......        742,081     200,000 (f)       1,002,081         729,355                            1,731,436
                                                  60,000(g)
Depreciation, depletion and
amortization ................        273,263                         273,263         798,278        (168,390)(h)          903,151
                                ------------                    ------------    ------------                         ------------
Total operating costs and
expenses ....................      1,751,440                       2,011,440       1,803,647                            3,646,697
                                ------------                    ------------    ------------                         ------------
Loss from Operations ........     (1,590,934)                     (1,850,934)       (299,502)                          (1,982,046)
                                ------------                    ------------    ------------                         ------------
Other Income (Expense):
Interest expense ............       (236,042)                       (236,042)       (269,859)         60,064(i)          (445,837)
Interest income .............           --                              --            33,590                               33,590
Net barter income ...........         46,535                          46,535            --                                 46,535
Gain on net monetary position        859,293                         859,293            --                                859,293
                                ------------                    ------------    ------------                         ------------
Total other income (expense)         669,786                         669,786        (236,269)                             493,581
                                ------------                    ------------    ------------                         ------------
Loss Before Taxes ...........       (921,148)                     (1,181,148)       (535,771)                         (1,488,465)
Income Tax ..................       (335,205)                       (335,205)           --                              (335,205)
                                ------------                    ------------    ------------                         ------------
Net Loss ....................   $ (1,256,353)                   $ (1,516,353)   $   (535,771)                       $ (1,823,670)
                                ============                    ============    ============                         ============
Net Loss Applicable to Common
Stockholders ................   $ (1,256,353)                   $ (1,516,353)   $   (713,588)       (177,817)(j)     $ (1,823,670)
                                ============                    ============    ============                         ============
Net Loss Per Share ..........   $      (0.03)                   $      (0.04)   $      (0.43)                        $      (0.03)
                                ============                    ============    ============                          ============
Weighted Average Number of
Shares Outstanding ..........     40,796,246                      40,796,246       1,668,400                           55,556,620
                                ============                    ============    ============                         ============

         See accompanying notes to these pro forma financial statements.

                            PEASE OIL AND GAS COMPANY
                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Unaudited)

                                        Historical    Historical                        Pro Forma
                                        Carpatsky       Pease         Adjustments       Combined
                                        ----------    ----------      -----------       ---------

Revenues, net ....................   $    225,665    $  2,916,982                    $  3,142,647
                                                     ------------                    ------------
Operating Costs and Expenses:
Oil and gas production ...........        307,561       1,049,563                       1,357,124
Gas plant, service and supply ....           --           571,013                         571,013
General administrative ...........        552,391       1,834,136                       2,386,527
Impairment .......................           --         7,592,771      (7,592,771)(k)      --
Depreciation, depletion and
amortization .....................         85,385       2,241,092        (959,932)(h)   1,366,545
                                     ------------    ------------                    ------------
Total operating costs and expenses        945,337      13,288,575                       5,681,209
                                     ------------    ------------                    ------------

Loss from Operations .............       (719,672)    (10,371,593)                     (2,538,562)
                                     ------------    ------------                    ------------
Other Income (Expense):
Interest expense .................       (318,512)       (399,218)         29,299(i)     (688,431)
Amortization of Debt Discount ....       (657,895)           --                          (657,895)
Interest and other income ........           --           143,340                         143,340
Net barter income ................          4,710            --                             4,710
Gain on net monetary position ....      1,477,213            --                         1,477,213
                                     ------------    ------------                    ------------
Total other income (expense) .....        505,516        (255,878)                        278,937
                                     ------------    ------------                    ------------
Loss Before Taxes ................       (214,156)    (10,627,471)                     (2,259,626)
Income Tax .......................       (132,388)           --                          (132,388)
                                     ------------    ------------                    ------------
Net Loss .........................   $   (346,544)   $(10,627,471)                   $ (2,392,014)
                                     ============    ============                    ============
Net Loss Applicable to Common
Stockholders .....................   $   (346,544)   $(12,694,965)     (2,067,494)(j)$ (2,392,014)
                                     ============    ============                    ============
Net Loss Per Share ...............   $      (0.01)   $      (7.99)                   $      (0.04)
                                     ============    ============                    ============
Weighted Average Number of
Shares Outstanding ...............     40,796,246       1,588,000                      55,556,620
                                     ============    ============                    ============


         See accompanying notes to these pro forma financial statements.

                            PEASE OIL AND GAS COMPANY
                              PRO FORMA ADJUSTMENTS

(a) To reflect the $4.0 million capital infusion into Carpatsky from the issuance of Preferred stock as well as the use of $1.0 million of those proceeds immediately after the infusion.

(b) To reflect the accrual and payment of the severance due Pease's employees, including amounts due its President/CFO.

(c) To reflect the accrual and payment of the external costs associated with the Pease acquisition estimated to be incurred subsequent to September 30, 1999.

(d) To reflect the transaction as a reverse acquisition whereby Pease's assets and liabilities are adjusted to their estimated fair value based on the value of the shares exchanged.

(e) To reflect the exchange of 44,959,557 common shares of Pease for 100% of the outstanding common shares of Carpatsky; 8,865,665 common shares for conversion of the Pease preferred stock and 102,410,000 shares of Pease preferred shares for Carpatsky preferred shares.

(f) To reflect the issuance of 2.0 million shares to an officer of Carpatsky for services rendered in connection with the $4.0 million capital infusion and services performed in connection with the contemplated merger with Pease.

(g) To reflect the issuance of 600,000 shares to Carpatsky's Board of Directors. These shares were issued in connection with the change in the Board composition as a result of the $4.0 million capital infusion and the contemplated merger with Pease.

(h) To reflect the reduction in depletion and amortization expense associated with Pease's oil and gas properties that are attributable to a lower valuation that will be assigned to those assets upon consummation of the merger transaction.

(i) To reflect the reduction in interest expense related to historical amortization of Pease's deferred loan costs and debt discount. The related debt will be recorded at its fair value, which equals its face amount in the acquisition. Therefore, costs recorded in connection with the issuance of warrants associated with this debt (recorded as debt discount) and other deferred loan costs will not be valued in the acquisition, resulting in lower pro forma interest expense.

(j) To eliminate the dividend (both paid or accrued and the non-cash imputed dividend attributable to the beneficial conversion feature) associated with Pease's existing Series B Preferred stock.

(k) To eliminate the historical impairment expense associated with Pease's oil and gas properties.

                      [This page intentionally left blank]

                                BUSINESS OF PEASE

History and Overview

     Pease was incorporated in the state of Nevada on September 11, 1968 to engage in the oil and gas acquisition, development and production business. Prior to 1993, Pease conducted business primarily in Western Colorado and Eastern Utah. In August 1993, Pease commenced operating in the Denver-Julesburg Basin ("DJ Basin") of northeastern Colorado through an acquisition which substantially expanded Pease's operations. In the years following the acquisition, Pease invested several million dollars in an effort to exploit the assets acquired and experienced marginal success. Pease initiated efforts in 1996 and 1997 to expand its resource base through the acquisition and exploration of properties located in the Gulf Coast region of southern Louisiana and Texas. During 1998, Pease sold substantially all of its Rocky Mountain oil and gas assets for approximately $3.2 million. Accordingly, Pease now maintains only non-operated interests in three core areas in southern Louisiana and Texas. These assets are discussed more thoroughly below under the caption "Properties and Prospects."

Business Strategy

     Since 1997, we have generally participated as a minority, non-operating interest holder in oil and natural gas drilling projects with industry partners. Although we have not operated our properties or originated any exploration prospects, we have actively participated in evaluating opportunities presented by our industry partners. Our current and future business strategy will focus on expanding our reserve base and future cash flows by continuing to develop the proven properties, nurturing the strategic alliances and exploiting exploration opportunities in the Gulf Coast Region. Specifically, we plan to execute this strategy by focusing our immediate exploration efforts and resources on what we consider our three core areas in the Gulf Coast, which are:

     o The East Bayou Sorrel Field in Iberville Parish, Louisiana, operated by National Energy Group, Inc.;

     o The Maurice Field in Vermillion Parish, Louisiana, operated by Amerada Hess; and

     o The Formosa, Texana and Ganado 3-D seismic exploration prospects, encompassing 130,000 acres in and around Jackson County, Texas, operated by Parallel Petroleum.

     In addition, we have emphasized the following precepts in seeking to implement our strategy:

     o Make disciplined use of advanced exploration technologies-such as 3-D seismic and computer-aided exploration ("CAEX") technology;
     o Developing alliances with experienced and competent technical personnel that have been trained by major oil companies and can demonstrate a successful track record;
     o Reinvesting future operating cash flows into development drilling and recompletion activities;
     o Pursue the acquisition of properties and/or potential merger candidates that could build upon and enhance Pease's existing asset base;

     We have recognized that our ability to implement our business strategies has been largely dependent upon finding a suitable merger candidate and/or raising additional debt or equity capital to fund acquisitions, exploration, drilling and development activities.

Operations

     As of December 31, 1998, we had varying ownership interests in 10 gross (.76 net) non-operated wells located in Southern Louisiana and Texas.

     The following table presents oil and gas reserve information within our major operating area as of December 31, 1998:

                                              Net Proved Reserves
                                      -----------------------------------
Region                                Bbls         Mcf           BOE (6:1)
------                                ----         ---           --------
Gulf Coast -                        275,000      1,368,000        503,000
principally in S. Louisiana

     We are a non-operator in the oil and natural gas prospects we pursue in the Gulf Coast region.

Principal Oil and Gas Interests

     Developed Acreage - Our producing properties as of December 31, 1998 are located in the areas shown in the following table:

                                                        OIL                     GAS
                                                --------------------     -------------------         Developed Acreage
                                                 Gross        Net         Gross         Net          -----------------
Fields                     State                Wells(1)     Wells(2)    Wells(1)     Wells(2)       Gross      Net(2)
----------------           --------------       -------      -------     -------      -------        -----      -----
  East Bayou Sorrel        Louisiana                3           .27         -             -            368         33
  South Lake Arthur        Louisiana                -            -          1           .21            349         73
  Maurice                  Louisiana                -            -          3           .21            196         14
  Austin Bayou             Texas                    -            -          3           .07            505         11
                                                  ---          ----       ---          ----          -----      -----
  Grand Total                                       3          0.27         7          0.49           1418        131
                                                  ===          =====      ===          ====          =====      =====

     (1) Wells which produce both gas and oil in commercial quantities are classified as "oil" wells for disclosure purposes.

     (2) "Net" wells and "net" acres refer to Pease's fractional working interests multiplied by the number of wells or number of acres.

     Substantially all of our producing oil and gas properties are located on leases which we hold for as long as production is maintained.

     Undeveloped Acreage - Our gross and net working interests in leased (or lease options in areas where 3-D seismic is or has been conducted) on undeveloped acreage in the Gulf Coast Region as of December 31, 1998 is as follows:

                                                    Undeveloped Acreage
                                                    -------------------
          Prospect Description            State       Gross      Net
          --------------------            -----       -----      ---

          East Bayou Sorrel ..........   Louisiana    1,110      111(1)
          Maurice Prospect ...........   Louisiana      843    2,350(2)
          Parallel 3-D Program-Leases    Texas       18,797       76(2)
          Parallel 3-D Program-Options   Texas       13,938    1,742(3)
          Austin Bayou ...............   Texas          694       15(2)
                                                     ------   ------
               Totals: ...............               35,382    4,294
                                                     ======   ======
-------------------------

     (1) Substantially all of these leases will expire in 2001 unless production has been obtained.
     (2) Substantially all of these leases will expire in 2000 unless production has been obtained.
     (3) Substantially all of these leases/options will expire in 1999 unless production has been obtained.

Gulf Coast Properties and Prospects

     Overview - The U.S. Gulf Coast, although it has been actively explored, remains a prolific area with excellent upside potential for exploration due to modern proprietary 3-D seismic surveys. We believe that the combination of technology and the availability of leases to drill make this an opportune time for an aggressive exploration program. The three significant areas where Pease currently participates as a non-operating, minority interest partner are described below.

     East Bayou Sorrel - During 1997, Pease acquired a 10% working interest and a 7.125% after prospect payout leasehold interest in the 1996 discovery of a new oil and gas field, East Bayou Sorrel Field located in Iberville Parish, Louisiana. Subsequently, this field has been explored with other well tests and a 3-D seismic survey was completed in February 1998. As of September 30, 1999, the production from the three producing wells in this field represents approximately 75% of Pease's net daily production (per BOE). The production is being drawn from the CIBC haz 2 and CIBC haz 3 sand formations. Preliminary results of the 3-D survey appear to confirm the producing reservoirs at East Bayou Sorrel, and a number of potential undrilled targets contained within the 3-D volume. Additional development drilling of the East Bayou Sorrel Field, as well as exploratory drilling based on images from the 3-D seismic is expected to be conducted sometime in the future.

     Maurice Field - In 1997, Pease joined Davis Petroleum and AHC to drill a discovery well at Maurice Field, Vermilion Parish, Louisiana. Since then two additional wells have been drilled and completed, of which one well was lost in late 1999 due to downhole mechanical problems. A 3-D survey is currently being interpreted and additional wells are expected to be drilled in the future in order to develop the field. The producing wells representing approximately 25% of our net daily production (per BOE) and are being drawn from the Marg tex and Camerina sand formations. Our working interests in this field range from 6.9% to 8.4%

     Formosa, Texana and Ganado 3-D Exploration Prospects - During 1997, Pease secured a 12.5% working interest in three specific on-shore upper Gulf Coast 3-D seismic survey projects located in and around Jackson County, Texas. The 3-D survey covers over 200 square miles (approximately 130,000 acres). The surveys on the three projects are completed and the data is currently being interpreted and integrated with known geology. Parallel Petroleum of Midland, Texas is the designated operator for these wells. Five wells were drilled on this acreage in 1999 of which four were dry holes.

Rocky Mountain Properties

     During 1998, we sold all of our Rocky Mountain oil and gas assets. Accordingly, our only remaining reserves, revenues and future cash flows are now limited to Gulf Coast region properties.

Title to Properties

     A limited, only a perfunctory title examination is conducted at the time we acquire interests in oil and gas leases. This practice is customary in the oil and gas industry. Prior to the commencement of drilling operations, a thorough title examination is conducted. We believe that title to our properties is good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions, are not so material as to detract substantially from the property economics. In addition, some prospects may be burdened by customary royalty interests, liens incident to oil and gas operations and liens for taxes and other governmental charges as well as encumbrances, easements and restrictions. We do not believe that any of these burdens will materially interfere with our use of the properties.

Estimated Proved Reserves

     Our oil and gas reserve and reserve value information is included in footnote 10 of the consolidated financial statements, titled "Oil and Gas Producing Activities." This information is prepared pursuant to Statement of Financial Accounting Standards No. 69, which includes the estimated net quantities of Pease's "proved" oil and gas reserves and the standardized measure of discounted future net cash flows. The 1997 reserve information for the Rocky Mountains is based upon an engineering evaluation by McCartney Engineering, Inc. The estimated proved reserves information for the Gulf Coast for both 1997 and 1998 is based upon an engineering evaluation by Netherland, Sewell & Associates, Inc. The estimated proved reserves represent forward-looking statements and should be read in connection with the disclosure on forward-looking statements set forth elsewhere in this proxy statement and prospectus.

     We have not filed any reports containing oil and gas reserve estimates with any federal authority or agency other than the Securities and Exchange Commission and the Department of Energy. There were no differences in the reserve estimates reported to these two agencies.

     All of our oil and gas reserves are located in the Continental United States. The table below sets forth our estimated quantities of proved reserves, and the present value of estimated future net revenues discounted by 10% per year using prices we were receiving at the end of each of the two fiscal years ending 1997 and 1998 on a non-escalated basis.

                                                                                   December 31,
                                                                ----------------------------------------------
                                                                1998                    1997
                                                                ----      ------------------------------------
                                                                          Gulf Coast    Rocky Mtns       Total
                                                                          ----------    ----------       -----
     Estimated Proved Oil Reserves (Bbls) ..............       275,000       308,000       777,000     1,085,000
     Estimated Proved Gas Reserves (Mcf) ...............     1,368,000     1,360,000     3,175,000     4,535,000
     Estimated Future Net Revenues .....................   $ 4,054,000   $ 5,796,000   $ 8,575,000   $14,371,000
     Present Value of Estimated Future Net Revenues ....   $ 2,951,000   $ 4,460,000   $ 5,218,000   $ 9,678,000
     Prices used to determined reserves:
     Oil (per Bbl) .....................................   $     10.15   $     17.11   $     16.15
     Gas (per Mcf) .....................................   $      2.43   $      2.61   $      1.78

Net Quantities of Oil and Gas Produced

     Our net oil and gas production for each of the last two years (all of which was from properties located in the United States) was as follows:

                                              Year Ended December 31,
                                             ------------------------
                                             1998                1997
                                             ----                ----
Oil (Bbls)
   Gulf Coast ........................       58,000              43,000
   Rocky Mtns ........................       51,000              80,000
                                            -------             -------
     Total ...........................      109,000             123,000
                                            =======             =======
Gas (Mcf)
   Gulf Coast ........................      320,000              91,000
   Rocky Mtns ........................      230,000             392,000
                                            -------             -------
     Total ...........................      550,000             483,000
                                            =======             =======

     The average sales price per barrel of oil and Mcf of gas, and average production costs per barrel of oil equivalent ("BOE") excluding depreciation, depletion and amortization were as follows:

                            Average Sales Prices                 Average
Year Ended                 ----------------------               Production
December 31                Oil (Bbls)   Gas (Mcf)   Per BOE    Cost Per BOE
-----------                ----------   --------    -------    ------------
   1998:
   Gulf Coast                $ 12.19      $ 2.22    $ 12.73       $ 2.17
   Rocky Mtns                $ 12.11      $ 1.39    $ 10.50       $ 9.04
       Combined Avg.         $ 12.16      $ 1.87    $11.74        $ 5.22

   1997:
   Gulf Coast                $ 19.15      $ 2.94    $ 18.76       $ 2.84
   Rocky Mtns                $ 18.75      $ 1.46    $ 14.25       $ 9.09
       Combined Avg.         $ 18.89      $ 1.74    $ 15.54       $ 7.29

Drilling Activity

     The following table summarizes our oil and gas drilling activities that were completed during the last two fiscal years, all of which were located in the continental United States:

                                                   Year Ended December 31,
                                   -----------------------------------------------------
                                       1999                1998                   1997
                                   ------------       ----------------     --------------
                                   Gross    Net       Gross        Net     Gross      Net
Wells Drilled
    Exploratory
       Oil                           1      .13           1        .09        1      .10
       Gas                           1      .07(1)        4        .14        1      .08
       Non-productive                4      .50           3        .32        6      .77
                                    --     ----         ---       ----      ---     ----
            Total                    6      .70           8        .55        8      .95
                                    ==     ====         ===       ====       ==     ====
Development
       Oil                           -       -            -         -         -       -
       Gas                           -       -            -         -         -       -
       Non-productive                -       -            -         -         -       -
                                   ----    ----           ----      ----      ----     ---
            Total                    -       -            -         -         -       -
                                   =====   ====         ====      ====      ====     ===

-----------------

(1) This well located in the Maurice field, was successfully completed in the Bol Mex formation in March 1999. However, that interval was plugged during the fourth quarter of 1999 due to mechanical failure down-hole. Another formation up-hole in that well bore will be recompleted in January 2000.

Competition

     The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. We compete with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources and with more experience. Many other oil and gas companies in the industry have financial resources, personnel, and facilities substantially greater than ours. There can be no assurance that Pease will be able to compete effectively with these other entities.

Markets

     Overview - The three principal products which we currently produce and market (through our operating partners) are crude oil, natural gas and natural gas liquids. We do not currently use commodity futures contracts and price swaps in sales or marketing of natural gas and crude oil.

     Crude Oil - Oil produced from our properties is generally transported by truck, barge or pipeline to unaffiliated third-party purchasers at the prevailing field price. Currently, the primary purchaser of our proportionate share of crude oil is Plains Marketing, L.P. which buys approximately 80% of our current crude oil production. The contracts are month-to-month and subject to change. The market for our crude oil is competitive and therefore we do not believe that the loss of one of our primary purchasers would have a material adverse effect on our business because other arrangements could be made to market our crude oil products. We do not anticipate problems in selling future oil production because purchases are made based on current market conditions and pricing. Oil prices are subject to volatility due to several factors beyond our control including: political turmoil; domestic and foreign production levels; OPEC's ability to adhere to production quotas; and possible governmental control or regulation.

     Natural Gas - We sell, through our operating partners, the natural gas production at the wellhead. We generally sell to various pipeline purchasers or natural gas marketing companies. The property operators sell the natural gas and pass the revenue on to us when it is received. Currently, National Energy Group, Inc. and Amerada Hess Corporation sell and distribute substantially all of our natural gas and corresponding revenues. The wellhead contracts have various terms and conditions, including contract duration. Under each wellhead contract the purchaser is generally responsible for gathering, transporting, processing and selling the natural gas and natural gas liquids and we receive a net price at the wellhead.

Regulations

     General - All aspects of the oil and gas industry are extensively regulated by federal, state, and local governments in all areas in which we have operations. The following discussion of regulation of the oil and gas industry is necessarily brief and is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders to which our operations may be subject.

     Price Controls on Liquid Hydrocarbons - There are currently no federal price controls on liquid hydrocarbons (including oil, natural gas and natural gas liquids). As a result, we sell oil produced from our properties at unregulated market prices which historically have been volatile.

     Federal Regulation of Sales and Transportation of Natural Gas - The transportation and sale of natural gas in interstate commerce was regulated until 1993 pursuant to the Natural Gas Act ("NGA"), the Natural Gas Policy Act of 1978 ("NGPA") and regulations promulgated thereunder. The Natural Gas Wellhead Decontrol Act of 1989 eliminated all regulation of wellhead gas sales effective January 1, 1993. As a result, gas sales are no longer regulated.

     The transportation and resale in interstate commerce of natural gas we produce continues to be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the NGA. The transportation and resale of natural gas transported and resold within the state of its production is usually regulated by the state involved. Although federal and state regulation of the transportation and resale of natural gas we produce currently does not have any material direct impact on us, such regulation does have a material impact on the market for our natural gas production and the price we receive for our natural gas production. Adverse changes in the regulation affecting our gas markets could have a material impact on us.

     Commencing in the mid-1980s and continuing until the present, the FERC promulgated several orders designed to correct market distortions and to make gas markets more flexible and competitive. These orders have had a profound influence on natural gas markets in the United States and have, among other things, increased the importance of interstate gas transportation and encouraged development of a large spot market for gas.

     In addition to FERC regulation of interstate pipelines under the NGA, various state commissions also regulate the rates and services of pipelines whose operations are purely intrastate in nature. To the extent intrastate pipelines elect to transport gas in interstate commerce under certain provisions of the NGPA, those transactions are subject to limited FERC regulation under the NGPA and may ultimately effect the price of natural gas which we produce and sell.

     There are many legislative proposals pending in Congress and in the legislatures of various states that, if enacted, might significantly affect the oil and gas industry. We are not able to predict what will be enacted and thus what effect, if any, such proposals would ultimately have on us.

     State and Local Regulation of Drilling and Production - State regulatory authorities have established rules and regulations requiring permits for drilling, bonds for drilling, reclamation and plugging operations, limitations on spacing and pooling of wells, and reports concerning operations, among other matters. The states in which we have oil and gas interests also have statutes and regulations governing a number of environmental and conservation matters, including the unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. For example, each well in the East Bayou Sorrell prospect is currently restricted to approximately 1,400 Bbls of oil per day because of such state mandated restriction. A few states also prorate production to the market demand for oil and gas. These statutes and regulations limit the rate at which oil and gas could otherwise be produced or the prices obtained from Pease's properties.

     Also in recent years, pressure has increased in states where we have been active to mandate compensation to surface owners for the effects of oil and gas operations and to increase regulation of the oil and gas industry at the local government level. Such local regulation in general is aimed at increasing the involvement of local governments in the permitting of oil and gas operations, requiring additional restrictions or conditions on the conduct of operations to reduce the impact on the surrounding community and increasing financial assurance requirements. Accordingly, such regulation has the potential to delay and increase the cost, or even in some cases to prohibit entirely, the conduct of drilling activities on our properties.

     Environmental Regulations - The production, handling, transportation and disposal of oil and gas and by-products are subject to regulation under federal, state and local environmental laws. In most instances, the applicable regulatory requirements relate to water and air pollution control and solid waste management measures or to restrictions of operations in environmentally sensitive areas. However, environmental assessments have not been performed on all of our properties. To date, expenditures for environmental control facilities and for remediation have not been significant in relation to our results of operations. However, it is reasonably likely that the trend in environmental legislation and regulations will continue towards stricter standards and may result in significant future costs to oil and gas producers. For instance, efforts have been made in Congress to amend the Resource Conservation and Recovery Act to reclassify oil and gas production wastes as "Hazardous Waste," the effect of which would be to further regulate the handling, transportation and disposal of such waste. If such legislation were to pass, it could have a significant adverse impact on our operating costs, as well as the oil and gas industry in general.

     We believe that our operations comply with all applicable legislation and regulations in all material respects, and that the existence of such regulations has had no more restrictive effect on our method of operations than other similar companies in the industry. Although we do not believe our business operations presently impair environmental quality, compliance with federal, state and local regulations which have been enacted or adopted regulating the discharge of materials into the environment could have an adverse effect upon our capital expenditures, earnings and competitive position, the extent of which we are presently unable to assess. We are not aware of any environmental degradation which exists, or the obligation for remediation of which would arise under applicable state or federal environmental laws. We do not maintain a fund for environmental or other similar costs. We would pay any such costs or expenses out of operating capital.

Operational Hazards and Insurance

     Our operations are subject to the usual hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

     We maintain insurance of various types to cover its operations. Our insurance does not cover every potential risk associated with the drilling and production of oil and gas. In particular, coverage is not available for certain types of environmental hazards. The occurrence of a significant uninsured adverse event could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at reasonable rates.

Administration

     Office Facilities - We currently rent approximately 3,400 square feet in an office facility in Grand Junction, Colorado. The rental rate is $29,000 per year through May 31, 2000.

     Employees - As of December 31, 1999, we had four full time and one part time employees. None are covered by a collective bargaining agreement. We consider that our relations with our employees is satisfactory.

                              BUSINESS OF CARPATSKY

History and Overview

     Carpatsky Petroleum Corporation was formed as a Texas corporation by Leslie
C. Texas and other organizers on November 17, 1992 to acquire rights to engage in exploration and development of oil and gas properties in the Republic of Ukraine. In April 1994 Carpatsky Petroleum organized a Texas limited partnership in which it was general partner. The partnership entered into a joint venture with a Ukraine state-owned oil and gas company to develop oil and natural gas reserves in an oil field in western Ukraine described below.

     Carpatsky Petroleum formed United Kiev Resources, Inc. under the laws of the province of Alberta, Canada in October 1994 to fund capital requirements. United Kiev then acquired all the partnership interests and stock of Carpatsky Petroleum in exchange for shares of United Kiev, the result of which was that United Kiev held Carpatsky Petroleum as a subsidiary which in turn held the interest in the Ukraine joint venture. In May 1995, United Kiev completed a merger with an Alberta Stock Exchange listed corporation and became a publicly-traded company. In July 1996, United Kiev formed a Delaware subsidiary corporation and caused Carpatsky Petroleum to be merged into the subsidiary. United Kiev in May 1997 changed its name to Carpatsky Petroleum Inc. Carpatsky now holds its interest in the Ukraine oil and natural gas properties described below through its wholly-owned subsidiary corporation.

     Carpatsky and its predecessors have raised necessary capital through a series of private placements of debt and equity, commencing in early 1996 and continuing through the present. In 1996, approximately US $667,000 in equity and US $500,000 in debt was raised. In 1997, Carpatsky raised an additional US $2.9 million in equity and US $1.0 million in debt. In 1998, Carpatsky borrowed approximately US $1.2 million in a series of convertible loans from Torch Energy Advisors, Inc.

     During 1999, Carpatsky raised US $5.0 million in additional equity, inclusive of the Bellwether transaction described elsewhere in this document. Also during 1999, US $880,000 of unpaid principal of debt incurred in 1996 and 1997 and interest thereon was exchanged for Carpatsky common stock and the debt obligation to Torch Energy Advisors was converted into Carpatsky common stock. Further, Carpatsky satisfied approximately US $200,000 of payables and other obligations to third parties with the issuance of common stock.

     All private placements of equity and convertible debt and the issuance of stock purchase warrants to a number of the investors were pre-approved by the Alberta Stock Exchange and its predecessor in accordance with applicable procedures.

     Carpatsky, through its subsidiary corporation, owns a 45% interest in Ukrcarpatoil, Ltd., a Ukrainian joint venture company, which was created for the purpose of exploitation and production of the Bitkov field located in southwestern Ukraine. Ukrcarpatoil entered into a license agreement which describes Carpatsky's rights to profits and other obligations. Basically, Carpatsky's right to profits are limited to the incremental hydrocarbon production above a level of "baseline" production defined in the license agreement.

     Carpatsky also has entered into a joint activity agreement, as amended, through which it participates in revenues and costs in the RC field located in eastern Ukraine. Under the joint activity agreement, Carpatsky has the right to receive up to 45% of the net revenue, subject to its payment of 50% of the costs in the RC field. The interest in net revenue is determined by: (a) dividing Carpatsky's total capital contributions to the activity by the total capital contributions; and (b) multiplying this percentage by 90%. As of September 30, 1999 Carpatsky's interest in the joint activity was approximately 45%, representing an interest of approximately 40.5% in net revenues.

     The RC Field Protocol. Approximately 96% of Carpatsky's estimated net proved reserves as of December 31, 1998, on a barrel of oil equivalency basis, were located in the RC field in the Ukraine. Carpatsky's interest in this field is based on a joint activities agreement between Carpatsky and Ukrnafta, the Ukranian state oil company. Ukrnafta owns the license issued by the Ukranian government to explore the RC field.

     As of December 31, 1999, Carpatsky owed approximately $3.2 million to a joint account established under the joint activities agreement to fund operations in the RC field. Carpatsky used a portion of the proceeds of the issuance of preferred stock and warrants to pay $1.0 million that Carpatsky owed under the joint account. In connection with this payment, Carpatsky and Ukrnafta entered into a protocol in which Carpatsky agreed to pay the balance of $[2.2 million] under the joint account and Ukrnafta agreed to assist Carpatsky in amending the RC field license to either specifically name Carpatsky or reference the joint activities agreement. Without this amendment to the license, the Ukranian government is not expected to recognize Carpatsky's interest in the RC field. Carpatsky agreed to pay the balance owed to the joint account when the license was amended. If the license is not amended by the end of the first quarter, Carpatsky and Ukrnafta agreed to met to review the protocol.

Business Strategy

     We intend to increase production from the existing two fields while evaluating other properties with a view to expanding oil and gas operations in Ukraine. To accomplish these objectives, Radiant Energy expects that it will engage in additional capital raising activities in order to timely fund its obligations. Such capital raising activities will be based principally upon seeking equity financing opportunities and approaching multi-lateral banks and financial institutions such as the European Bank for Reconstruction and Development, the IMF, OPIC and the World Bank. The principal obstacle which we will face in convincing prospective investors to provide capital for our Ukrainian projects is demonstrating our ability to contract with reliable customers who will pay for our production on a timely basis.

     We intend to seek out and contract with foreign end-users to whom we will export our gas, as permitted under current Ukrainian law. Radiant Energy will also participate in government sanctioned monthly gas auctions described in the section entitled "Markets and Gas Marketing," commencing at page 101. The cash and cash flow available to Radiant Energy after the merger will be allocated to pay immediate post-merger capital requirements of our U.S. and Ukrainian projects.

     Carpatsky management believes that Ukraine offers potential which, because of its history and current status, has been overlooked both as an oil and gas province as well as its location as a vital transportation link to Western Europe. When measured by the geographical boundaries of Europe - east to west - the Ural mountains (separating Europe from Asian countries) to the Atlantic Ocean and - north to south - from the Baltic Sea to the Black Sea, Western Ukraine is in the exact center of Europe. Therefore, its position serving as the predominant gas carrying corridor should continue to be enhanced as Western Europe's dependency on natural gas continues to increase. In the early 1990s, Russia supplied Western Europe with natural gas to fuel 7.5% of its then electrical power generation. As reported in a trade publication, a recently concluded study by Andersen Consulting found that not only will Western Europe's need for gas increase in coming years but the percentage of Eastern European gas fueling Western Europe will increase to 30% - 40% of electric power generation in Western Europe by 2015. Most of the growth is expected from co-generation plants that are projected to be 90% efficient when producing electric power and heat simultaneously. The combination of the availability of gas at commercially reasonable prices coupled with the efficiency of co-generation plants are expected to make electricity generated by the plants very competitive. These anticipated events will cause a heightening of competition, new gas-processing technologies and lifting of restrictions on trade in electricity that are expected to cause sweeping changes in the electricity industry.

     While the oil and gas industry in Ukraine commenced in the last century, the country's oil and gas provinces are generally under-explored. Soviet-era policy funneled essentially all capital allocated to the energy business into the development of the enormous oil and gas fields of Western Siberia, leaving Ukraine's known reserves partially undeveloped and its exploration potential yet to be evaluated. We believe that the primary focus of Radiant Energy's operations should remain in Ukraine and efforts be made to obtain interests in additional energy-related projects in that country. We also believe that Radiant

Energy will be well positioned to add to its Ukrainian oil and gas asset base after the merger because of Carpatsky's reputation within the Ukrainian oil and gas industry for providing capital and technology based upon its past performance at the Bitkov and RC fields and Carpatsky's experience, knowledge and relationships within Ukraine and its governmental agencies.

     In addition, Radiant Energy will seek to develop a larger U. S. property base as opportunities arise by the acquisition of interests in select fields or projects or by the acquisition of independent companies unable to realize the value of their assets through property divestitures or stock market values. This will, to some degree, offer a balance in Radiant Energy's portfolio and modestly reduce the overall exposure to the country risk of Ukraine.

Operations

     Carpatsky's Oil and Gas Properties

     Rudovsko-Chervonozavodskoye gas condensate field (RC field)

     The RC field is located approximately 150 miles east of Kyiv in the Poltava District of central Ukraine in the Dnieper-Donets basin. The basin is an asymmetric, Paleozoic rift 500 miles by 125 miles in size, formed in three different stages of development. The pattern and the formation of traps for hydrocarbon accumulation is very similar to the Gulf of Mexico province, but the basin fill is much older. Exploration commenced in the 1970s and to date more than 200 oil and natural gas and gas condensate fields have been discovered. However, a great number of prospective anticlinal structures between 14,760' and 18,000' remain as targets for further exploration.

     RC field is the largest onshore natural gas and gas condensate field in Ukraine. It lies in an area of low geographic relief at an elevation of 500 feet above sea level. It consists of ten independent hydrocarbon bearing sandstone reservoirs of Lower Carboniferous age between the depths of 13,776' and 18,696'. From its discovery in 1987 to year end 1998, the field has produced some 61 Bcf of gas and over 2 MMbls of condensate.

     The joint activity has drilled and completed three wells. In August 1998, production commenced with well No. 106 turned to sales at 7 MMcf/d. In February 1999, the second well, No. 109 was tested at rates that exceeded 10 MMcf/d and was turned to sales on April 1st at 7 MMcf/d. The third well, No. 102 which tested the deepest horizon in the field at depths greater than 19,000', was perforated in May 1999 and tested under stabilized flow pressures in June at rates up to 27.75 MMcf/d. This well was also turned to sales at 7 MMcf/d, which flow rate, according to the Oil and Gas Institute of Ukraine, will allow for the greatest ultimate recovery from the formation. A greater production level would also strain the capacity of the field gathering system. An average of 56-58 bls of condensate per day are being produced from wells Nos. 106 and 109. The produced gas from all three wells is free of hydrogen sulfide, but contains 2-4 % carbon dioxide and 1-2% of nitrogen. Three other wells are currently being drilled by the joint activity. Of these, two wells are in various stages of completion and are expected to be put on production in 2000. The third well is drilling in the western part of the field toward a proposed depth of 18,045'. It is projected that the full development of the RC field will require the drilling of more than 20 additional wells, each to the depths of approximately 17,000'.

     The RC field is being developed under a joint activity agreement between Carpatsky and Ukrnafta. Ukrnafta holds an exploration and pilot production license to the approximately 46,700 acre RC field which will expire on March 30, 2003. The joint activity is managed by an eight member managing committee, four members of which are nominated by Carpatsky and four by Ukrnafta. Composition of the management committee is to be revised in every second year. Carpatsky is entitled to receive 45% of the revenue subject to its payment of 50% of costs. The actual percentage of Carpatsky's right to revenues is calculated quarterly, based on the relative cumulative contributions of the participants as recorded in the books of the joint activity. The contributions can be made in the form of cash or in kind (materials, equipment and specific services rendered) to the joint activity. Only the wells which were jointly drilled by the partners are

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included in the joint activity arrangement; however certain of the 14 previously drilled wells in the field currently being operated and produced by a subsidiary of Ukrnafta can be added to the joint activity in the future on the basis of well by well agreements once these wells need workovers and investment to fund such operations is provided by Carpatsky. We can make no assurance that these wells will be added to the joint activity.

     Bitkov-Babchensky oil field (Bitkov Field)

     The Bitkov field is located in the western part of Ukraine, some 350 miles east of Vienna, Austria. The geological term for this area is the Precarpathian foredeep, extending from Poland in the northwest to Romania on the southeast. The foredeep was formed by subsidence and has accumulated over 30,000' of sedimentary cover. Over 40 oil and 50 gas fields were discovered in the region during the 1950 to 1970 period. Most of the fields are associated with complex over-thrusted anticlinal features and were discovered on the basis of surface geology, gravity and magnetic surveys. The area is the oldest oil producing region in Ukraine.

     Bitkov field has the largest in place oil reserves in Ukraine, and has produced approximately 60 MMbls to date. The reservoirs are mostly Oligocene sandstones with various degrees of permeability and porosity which, in some parts of the field, have been enhanced by natural fracture development. The field's current daily production (baseline) is approximately 1,000 bls of oil and 6 MMcf of associated gas. The largest single reservoir, holding approximately 74% of the initial in place reserves, is the Glubinnaya fold, an anticlinal structure at depths between 6,000 and 7,800 feet. Bitkov field is complex, containing multiple sandstone reservoirs producing under a depletion drive reservoir mechanism. The oil has high paraffin and asphaltine content which has caused paraffin clogging in most of the producing wells.

     Operations in the Bitkov field are carried on through Ukrcarpatoil Ltd., a joint venture which was registered on April 18, 1995 to redevelop the field. Owners of Ukrcarpatoil Ltd. are Ukrnafta and Carpatsky. A license to conduct a 20 year exploitation of the program was awarded to Ukrcarpatoil on July 27, 1995. According to the terms of the joint venture agreement the present production (baseline) remains the property of Ukrnafta and 80% of the incremental oil and associated gas production is the property of Ukrcarpatoil. The profit from the sale of incremental production is to be shared 45% to Carpatsky and 55% by Ukrnafta. During the first 10 years of the venture the remaining 20% of production is allocated to Carpatsky in recognition of cost recovery. There are various opportunities to increase production by workovers, drilling new infill wells and by implementing a secondary recovery program. Daily production to the joint venture interest is approximately 100 bbls oil and 500 Mcf of gas.

Office Facilities

     Carpatsky currently maintains limited temporary office space on a rent free basis at 1331 Lamar, Suite 1450, Houston, Texas 77010, provided by Bellwether. Upon completion of the merger, the corporate offices will be located at the same address and terms pursuant to which Radiant Energy will pay rent will be determined.

     In Ukraine, Carpatsky maintains the registered office of its subsidiary in Kyiv at the offices of Ukrcarpatoil Ltd. The offices are at 7, Kudryovsky spusk, 254053 Kyiv, Ukraine. The rental costs of this office are included as an operating cost of Ukrcarpatoil Ltd.

Competition

     Competitive conditions in Ukraine are complicated by the country's evolving political, legal and financial environment. Most major international oil companies are awaiting the introduction of new oil and gas legislation which will include a production sharing law and a new legal and tax framework. For the near term, Radiant Energy's principal competitors include certain small foreign independent oil and gas companies, mainly Canadian, and newly emerging local

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companies. As political, legal, tax and financial conditions in Ukraine become stabilized and more favorable for foreign investment, Radiant Energy can reasonably expect to face increased competition from other foreign firms.

     In addition, the marketing of gas in Ukraine is heavily influenced by RAO Gazprom, the Russian national gas company and the world's largest gas company. RAO Gazprom currently provides 80% of the gas consumed in Ukraine and a significant portion of the gas consumed in western Europe. Because of its market share, gas prices in Ukraine can be effectively set by RAO Gazprom, whose export prices are, in turn, influenced by the prices it charges for gas delivered to western Europe.

Markets and Gas Marketing

     During the 1992-1996 period, gas sales in Ukraine were conducted by state enterprises including Ukrgrazprom (a state-owned monopoly of gas exploration, production, transportation and marketing) and Ukrnafta (a partially privatized monopoly of oil exploration, production and marketing). Ukrgrazprom sold all the Russian and Turkmen gas deliveries to the country, its own production and a portion of the gas produced by Ukrnafta. Ukrnafta sold directly to end users only the gas it produced which was not marketed by Ukrgrazprom.

     In 1996 the marketing of gas was conditionally demonopolised. A group of established companies with wide commercial activities among which were the sale of oil, refined products and lubricating products, started marketing gas. The Cabinet of Ministers decided to divide the market among these companies by geographical regions. Because most payments were in the form of barter, which required the goods received in payment for natural gas sold, each company was required to create dealer organizations to sell gas produced as well as dispose of bartered goods received.

     The privatization resulted in improved payments to RAO Gazprom, to the detriment of Ukrnafta, Ukrgrazprom and others because, while the payments to RAO Gazprom reduced Ukraine's debt to Russia, payments for gas produced by local Ukrainian companies entirely stopped. In 1998 the Cabinet of Ministers suspended regulation of regional market distribution creating intense competition among the distributors.

     In mid 1998 the Ukrainian government formed "Naftogazukrainy" (NAK), a national joint stock company, to meet the gas needs of the entire population of Ukraine and not only to settle and pay amounts due to suppliers in Russia and companies producing gas in Ukraine, including Carpatsky, but also to provide for payment of future deliveries in a timely manner. This has yet to be fully accomplished and to date the joint activity has only received UAH 450,000 of approximately UAH 11.0 million owed by NAK and its predecessor for gas purchased by it from August 1998 to June 30, 1999.

     Carpatsky has begun to use alternative marketing arrangements. One such arrangement is a monthly gas auction market in Ukraine. This facility was approved by the Council of Ministries and began operating in early 1999. Ukrcarpatoil, Ltd. started selling Bitkov and RC field gas in August 1999 for September deliveries and has become the second largest seller of gas in the auction market. The joint activity gas from the RC field is marketed by Ukrcarpatoil on a fee base arrangement. This facility is necessary because the joint activity is not a legal entity and therefore is restricted from selling gas at auction or dealing directly with end users. Ukrnafta, Carpatsky's partner in the RC field, has been restricted by NAK, its parent company, from selling its gas at auction, requiring it to sell all gas produced to NAK for which payment has not been forthcoming. Since participating in the auction program, Ukrcarpatoil has sold 45.5 million m3 (1.6 Bcf) of the joint venture's gas, including December 1999 production of gas at an average price of UAH 122.0 per 1,000 m3 net of VAT ($0.77 per Mcf) of which it has received UAH 3.7 million ($822,200) in payments through November 23, 1999. While the monthly auction has become a viable alternative to sell and receive payment for gas and continues to grow in volume and prestige throughout Ukraine, it is not without problems. During October 1999, Ukrcarpatoil sold approximately $250,000 of joint activity gas to a major manufacturer who then filed the equivalent of bankruptcy. Ukrcarpatoil's claim has been lodged with the appropriate authorities and a payments program is now being negotiated.

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     Carpatsky has been negotiating with gas purchasers in several foreign countries to export its gas to them. This would help circumvent payment and other problems. Officially NAK does not have authority to prohibit the export of gas which is permitted by Ukraine law. However, an impediment arises in securing transportation on the country's pipeline system. Ukrtransgaz, the carrier of gas throughout the country, is a wholly-owned subsidiary of NAK and therefore NAK indirectly controls gas exports. Ukrcarpatoil has secured approval from NAK to transport the RC field gas to the borders of several surrounding countries during 1999. Carpatsky expects approvals for 2000 and later years on similar terms when applied for. Negotiations of a gas sales contract are ongoing with major marketers and end users in Poland, Turkey and Hungary. In addition to the price at which the gas is to be sold and the monthly volumes to be delivered, these discussions also focus on liability for the Ukrainian pipeline (transportation) fees and delivery points. Ukrcarpatoil intends to conclude a gas sales contract with an internationally recognized, financially reputable and operationally capable firm during 2000.

                               REPUBLIC OF UKRAINE

Key Statistics

     The following information regarding the Republic of Ukraine was derived from sources believed to be accurate.

Official name:          Republic of Ukraine

Total area:             233,000 Sq. Miles

Population:             50.09 million

Official language:      Ukrainian(although Russian is mainly used in business)

Neighboring states:     Russia, Moldova, Belarus, Poland, Romania, Slovakia,
                        Hungary

Currency:               Hryvna (UAH)

Exchange rate:          UAH 5.18=US$1
                        (National Bank of Ukraine official exchange rate, December 31, 1999)

Current Status

     Although Ukraine embraced the opportunity for national independence offered by the collapse of the Soviet Union, it has been less willing to jettison the political and economic practices of the Soviet era. In particular, parliament and successive governments have been reluctant to back the structural reforms required to transform the economy. As a result of mistakes in budget policy and unfavorable government policy regarding foreign investors, the country has endured seven consecutive years of steeply declining Gross Domestic Product ("GDP") and real incomes.

     Officially, foreigners have the same rights to invest in Ukraine as Ukrainian individuals and legal entities. Investments are protected against illegal expropriation and foreign investors are guaranteed prompt and unimpeded rights to repatriate profits. Foreign investors can participate in privatization on the same basis as Ukrainian entities and individuals, however, restrictions may be placed on all entities attempting to invest in stategic industries.

     Although foreign investors have the right to participate in privatization directly or through a licensed intermediary, privatization is dominated by political considerations and the rules especially those governing foreign participation, are often contradictory. In that there are more particular cases than general cases, there is considerable scope for political interference in the privatization process.

Ukraine - Political and Economic Context

     Recent history

     Ukraine became a part of the Soviet Union after the Russian Revolution. Starting with President Khrushchev in the late 1950s, successive leaders sought to improve the performance of the Soviet economy in the face of mounting evidence of its inherent inefficiency. Limited reforms failed to address systemic weaknesses, the economy stagnated, and living standards fell further behind the West. Mikhail Gorbachev became leader of the Soviet Union in March 1985 and launched a series of far-reaching political and economic reforms known as glasnost (openness) and perestroika (restructuring). However, the gradual abandonment of central planning and other changes introduced under perestroika led to worsening shortages and an intensification of inflationary pressure, while discussion of political issues allowed under glasnost contributed to a wider appreciation of the shortcomings of the Soviet system and more open expression of nationalist aspirations. President Gorbachev tried to meet the growing demands for independence by proposing the formation of a confederation of quasi-independent states under Russian control (the Commonwealth of

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Independent States). Ukraine refused to join, stepped up its campaign for full independence and on August 24, 1991 Ukraine proclaimed its independence. A referendum on independence was held on December 1, 1991 with 90% of participants in the referendum voting in favor of independence and the Republic of Ukraine was established.

     Political institutions

     The Constitution of the new state was adopted in June 1996, when it was ratified by Ukraine's parliament. The Constitution defines Ukraine as a unitary democratic State and guarantees human and property rights. It establishes a balance of power between the Executive and the Legislature (Parliament) with the country headed by a President elected by popular vote for a maximum of two consecutive five-year terms.

     In terms of foreign policy, Ukraine focuses on fostering closer integration with the West while preserving its traditional links with the countries of the former Soviet Union. For defense purposes Ukraine is aligned with neither Russia nor NATO. Soon after independence Ukraine proclaimed itself a nuclear weapons free state and removed nuclear weapons sited on its territory. Reflecting its importance and size, Ukraine is a member of the United Nations, the IMF, the World Bank, the EBRD and the Council of Europe. It is also a member of NATO's Partnership for Peace.

     Greater ties with Russia have been one of the principal issues since the break-up of the Soviet Union. In February 1999 Russia's Federation Council, the upper house of parliament, ratified the "Treaty on Friendship, Co-operation and Partnership," which recognizes the territorial sovereignty of Ukraine. On March 24, 1999, Ukraine's Parliament ratified an agreement with Russia regarding Russia's Black Sea Fleet that officially allows Russia to use Sevastopol, the deep water port on the Black Sea.

     The most serious ethnic issue concerns the constitutional status of Crimea. Crimea was part of the Russian Federation until 1954 when Soviet Union Premiere Khrushchev transferred it to Ukraine to mark 300 years' union between the two countries. In May 1992, the Crimean legislature adopted a new constitution proclaiming the territory's independence but this was rescinded after Ukraine's parliament threatened to impose an economic blockade. A new Constitution for the Crimean peninsula was approved by Ukraine's parliament on January 12, 1999 allowing Crimea is to create its own national anthem, flag and crest. From time to time there have also been ethnic conflicts between the residents of eastern Ukraine who are predominantly native Russian speakers who have traditionally been members of the Orthodox Church and the residents of western Ukraine who have aggressively promoted the Ukrainian language and have traditionally been members of the Eastern Rite Catholic Church.

     Political developments

     Initially Ukraine was slow to reform its political and economic system. This was largely due to the conservative attitudes of members of the Soviet era parliament and the country's former communist president. Although some pro-reform policies were adopted, they were not always implemented because of political differences between the president and parliament or because of opposition from powerful interest groups such as managers of large state-owned enterprises. In addition, there were frequent shifts in policy, and reforms were obstructed and legislation distorted to favor certain interests.

     Since his election in July 1994, President Leonid Kuchma has pushed a comprehensive economic reform program, maintained financial discipline, and tried to remove almost all remaining controls over prices and foreign trade. Implementation of the President's economic agenda encountered considerable resistance from parliament, entrenched bureaucrats, and industrial interests.

     The March 1998 elections resulted in the largest group within the new parliament being the Communists with 125 seats; although they do not have a majority in parliament, they can block certain parliamentarian decision. At present, the majority party in Parliament is unstable and depends on the

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temporary interests of other factions and groups. President Kuchma was reelected in November 1999 for a six year term.

     Administrative and economic reforms during the first eight months of 1998 saw an end to Ukraine's economic decline. Then, the turmoil in Asia and the financial crisis in Russia caused a new regression in the economy. Tactics by the government to counter the situation and the National Bank of Ukraine turned out to be efficient; Ukraine managed to control the hryvna devaluation, avoid the financial collapse that occurred in Russia and avoid bankruptcy.

Economic Context

     Ukraine experienced severe macroeconomic instability during the first five years of independence. GDP, industrial output and agricultural production all fell steeply, and inflation was exceptionally high. In spring 1998, Ukraine was cut off from its US$542 million IMF standby program as it failed to carry out reforms. Thereafter, President Kuchma started to issue economic decrees to reform the economy including agreement to implement the IMF requirements. On September 10, 1998 the IMF disbursed the first US$257 million tranche of a new US$2.2 billion, three-year loan. The disbursement of this first tranche allowed the National Bank of Ukraine to strengthen its reserves.

     Monetary Stabilization

     Monetary policy was tightened in 1995 leading to a steady fall in the monthly inflation rate during 1996 and 1997. Lower inflation, increasing foreign currency reserves and growing confidence in the currency contributed to a stable nominal exchange rate during the period January 1996 to September 1998. As a consequence of the country's close links with Russia in combination with incomplete reforms led, in September 1998, to a sharp drop in currency valuation, high interest rates and rising inflation.

     Privatization

     The government and parliament have found it difficult to compromise on the privatization of Ukraine's strategic enterprises, despite the obvious need to generate cash for the budget and to improve industrial efficiency. The State Property Fund ("SPF") has responsibility for, among other things, state-owned companies currently undergoing privatization.

     Mass privatization as practiced in Ukraine has attempted to avoid some of the pitfalls that faced Russia's mass privatization "voucher" auction program:

o all the enterprises still owned by the state are divided into several groups with different priority and rules of procedure for privatization.

o at present authorization for privatization certificates (equivalent to Russian vouchers) is nearly accomplished. The SPF is forced by the government to collect cash for the enterprises put on public bids.

o the positions of the workers of the enterprises are reasonably protected and in many cases, workers or organizations established control the ownership of companies.

o enterprise directors are limited to the preferential purchase of only 5% of shares for certificates - plus an additional 5% for cash if they fulfil the conditions of their privatization plans as approved by the SPF. This has resulted in broadly dispersed ownership of Ukraine's major industrial enterprises and has prevented enterprise directors from easily gaining a controlling interest in their enterprises as happened in Russia.

o As Ukraine's mass privatization program took longer to complete than Russia's program, this allowed the government to establish an independent

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     Securities Commission in 1995 and, over the three years, to develop a legal and regulatory framework to promote the rule of law in corporate governance, stockholder rights and the secondary share market.

o Stockholders created through the mass privatization program are covered by regulations governing the registration of share ownership.

o The international lenders - particularly the US government, the World Bank and the IMF have been able to tie their loan conditions and technical assistance directly to specific privatization targets, which the government of Ukraine must meet in order to secure such financing and assistance.

     The impact of Ukraine's mass privatization program can be assessed in terms of the following strategic changes to Ukraine's economy:

o The State has given up majority ownership of 90% of its industrial enterprises. Eighteen million Ukrainian citizens have become stockholders and 60% of Ukraine's labor force work for privatized enterprises.

o In many cases, the new generation of investment fund managers who have become major stockholders via the mass privatization program are putting in place new enterprise directors and managers to replace holdovers from the Soviet era and to introduce new management techniques

o State budget support for unprofitable enterprises has been greatly reduced since the beginning of the mass privatization program.

o The shares of thousands of privatized enterprises have served as the basis for the development of Ukraine's capital market including the establishment of five stock exchanges and an active over-the-counter trading system.

     The 1999 Privatization Program is intended to openly appeal to foreign investors. The program's fundamental objectives are to "increase the level of interest of international investors in Ukrainian enterprises" and to "establish just and fair terms of privatization that would attract private, strategic investors with long-term interests in developing and improving the performance of Ukrainian enterprises."

Foreign Investment

     General

     In accordance with the Law of Ukraine On Foreign Investment Regime effective April 25, 1996 the national regime of investment and business activity applies to foreign investors. In most instances the law provides for the equal treatment of foreign and Ukrainian-owned businesses, with restrictions applying to certain industries. A company with foreign investments is defined as a company where at least 10% of the paid up capital belongs to the foreign investor.

     Investment protection

     Under current Ukrainian legislation the following guarantees are available to foreign investors:

     o protection for a period of 10 years against adverse changes to the investment guarantees contained in the law;

     o investments cannot normally be expropriated except for rescue operations in the event of a national emergency. If such expropriation does occur, foreign investors have a right to compensation based on market prices and/or an auditor's evaluation;


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     o    compensation for losses due to the negligence of state bodies; and

     o the right to repatriate the original investment free of customs duty in the event of termination of the investment.

     Profit repatriation

     Foreign investors are entitled to repatriate profit, income or other funds relating to investments without any restrictions, after payment of any taxes due on the profits. Foreign investors are guaranteed the right to the prompt and unimpeded repatriation of profits and other funds from their investments in Ukraine. Conversion of funds for repatriation is effected through the Ukrainian Inter-bank Currency Exchange subject to the possession of a foreign registration statement and confirmation of the amount of profit earned.

     Environmental protection

     Ukraine has adopted laws to prevent or reduce industrial pollution and control harmful substances. Under the 1991 Environment Protection Act, companies are required to keep records of harmful substances into the environment, their compliance with targets for pollution control and the use of natural resources. In general, legal entities usually have a duty to:

     o    conduct environmental audits before beginning industrial activity;

     o comply with established environmental regulations and discharge limits, including rules governing the disposal and handling of waste and harmful substances; and

     o pay compensation for use of natural resources and for pollution or other damage caused to the natural environment.

Government Recognized Business Entities

     Joint ventures

     A joint venture can take the form of a company, which has a distinct legal personality, or an unincorporated entity, which does not. However, it is treated separately for tax purposes and its operating partner is required to file separate reports in respect of the JV's operation. The activities of the venture, the use of the property contributed by the parties to the JV, and the distribution of profits generated by the venture are to be governed by the terms of the JV agreement.

     If an un-incorporated joint venture agreement is concluded between a resident and a foreign entity, it must be registered with the state authorities. The management of the venture is normally delegated to one of the parties. Profits of a JV are subject to 30% withholding tax, and profits distribution is treated as dividend payments for Ukrainian tax purposes.

     Joint stock companies

     A joint stock company is legal entity whose capital is divided into a specified number of shares and which must have at least two shareholders. There are two types of joint stock companies: "open" joint stock companies and "closed" joint stock companies. Shares in an open joint stock company may be offered to the general public and traded on a stock exchange, whereas ownership of shares in a closed joint stock company is limited to the founding members.


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     Limited liability companies

     A limited liability company does not have shares in the usual sense. Participants in the company own a percentage of the company's capital on the basis of a written agreement between at least two founding members.

     Representative offices

     A foreign company can set up a representative office in Ukraine, which is similar to an unincorporated branch, subject to registration with the state authorities. The representative office does not constitute a legal entity and operates in Ukraine on behalf of the foreign company it represents. A non-resident company operating a representative office is deemed to be conducting business activity in Ukraine through a permanent establishment and may be subject to corporate profits tax unless protected by a double taxation treaty.

Taxation

     Ukraine's tax system is undergoing reforms, which are expected to be completed by the year 2000 when a new tax code will be introduced. Currently, the main business taxes include a corporate profits tax and a Value-Added Tax. There are also numerous special charges and local taxes.

     Introduction

     A major reform of the tax system was undertaken in 1997. The reform aimed at increasing government revenues by reducing the number of special tax exemptions and simplifying and streamlining compliance procedures. Currently, the principal business tax and compulsory payments in Ukraine include:

            o     Corporate profits tax;
            o     Value added tax;
            o     Various taxes on oil and gas;
            o     Payroll taxes;
            o     Excise taxes;
            o     Land tax; and
            o     Innovation fund charges.

     In addition, there are 16 different local taxes that may be introduced, rated and levied at the discretion of local authorities.

Corporate Profits Tax

     The current corporate profits tax regime was introduced by the Corporate Profits Tax Law effective July 1, 1997. Under the law, a uniform tax at the rate of 30% applies to taxable profits earned by resident entities and permanent establishments of foreign companies.

     Taxable profits

     Taxable profits are defined as adjusted gross income less allowable gross expenses and depreciation charges. Gross income includes any sales income received or accrued within a reporting period (i.e. quarter). Gross incomes is deemed to be received at the earlier of shipping the goods or rendering services to the customer, and receiving payment from the customer. Gross expenses include any expense actually incurred or accrued in respect of the taxpayer's business excluding non-allowable expenses specified by the law. Gross expenses are recognized either at the date of payment to a supplier of the goods or services or at the date of obtaining ownership of the same.


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     Permanent establishments

     The Ukrainian definition of a permanent establishment is a Ukrainian resident business entity which has the authority to act in the name of a non-resident entity and which results in civil rights and obligations for the non-resident entity. A resident is defined as a legal entity or business entity without a status of a legal entity (representative office) incorporated and acting in accordance with Ukrainian legislation. Taxable profits of a Ukrainian permanent establishment can be determined by the difference between the gross taxable income (i.e. income attributable to the permanent establishment received onshore or offshore) and allowable expenses incurred by the permanent establishment (i.e. expenses incurred onshore).

     Tax accounting loss carry forward

     Tax returns must be filed on a quarterly basis. Resident taxpayers, are required to pay tax in advance in monthly installments followed by the final payment by the 20th day of the month following the reporting quarter. Resident taxpayers can carry forward losses incurred during the reporting period to a future reporting period for twenty quarters commencing with the quarter when the loss occurred.

Value-added Tax ("VAT")

     Subject to certain exceptions, a VAT is payable on the sale of goods, works or services in Ukraine; and import of goods, works or services into Ukraine. Generally, there is no VAT payable on the on export of natural gas, goods and provision of works or services to be used outside Ukraine; sales of coal, electricity and imported natural gas.

     Accordingly, VAT is incurred at a rate of 16.67% for the value of the oil and gas production sold (creating a VAT payable) and amounts paid for equipment, drilling contractors and materials creating VAT credits. There is no VAT obligation for the production sold outside of the borders of Ukraine (e.g., exported sales). Once a completed well is producing all the VAT paid for its drilling and completion will be a credit against VAT due on revenues from production sales. Thereafter, VAT on production (VAT payable) will not be due until the producer fully offsets the accumulated VAT credits.

     Tax reporting, liability and credit

     A taxpayer's VAT liability equals the total amount of VAT collected within a reporting period calendar month and arises on the earlier of the date of shipping goods to a customer or the date of receiving payment from the customer. A VAT credit is the amount that a taxpayer is entitled to offset against his VAT liability in a reporting period. Rights to VAT credits will arise on the earlier of the date of payment to the supplier or the date the VAT invoice is received.

Taxation on Oil and Gas

     The following table summarizes the basic taxes applied to oil and gas production in Ukraine.

                                                    UAH per                 US equivalent per
                                         --------------------------    ---------------------------
Ukraine Tax                              1000m3 of gas   Ton of Oil    Mcf of gas       bbl of oil
-----------                              -------------   ----------    ----------       ----------
Rental Payment ..........................      5.00         3.00        $ 0.142            $  0.409
Minerals ................................      0.67         1.64        $ 0.019            $  0.224
Geologic Research and Exploration .......     20.07         9.95        $ 0.568            $  1.357

     Other taxes called:  Innovation fund: calculated as 1% of production income minus VAT:

                          Road fund: 1.2% of production income minus the VAT.

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Transportation cost of natural gas

     There are two tiers of transport fees for gas. For export the transportation cost is UAH 1.75 per 1000 M3 (or $.05 per Mcf) per each 100km distance to the metering station at the border. If the gas is sold domestically, the cost of transportation is UAH 10.63 per 1000 M3 (or $0.30/Mcf), regardless of the distance transported. Other Taxes and Charges

     Payroll taxes

     Employers are required to pay the following payroll taxes for their employees in Ukraine based on gross salary:

     o    32% of an employee's gross salary to the Pension Fund;

     o    4% of an employee's gross salary to the Social Security Fund; and

     o    1.5% to the Unemployment Insurance Fund.

     Currently the amount of salary exceeding UAH 1,000 per month is not subject to payroll taxes.

     Excise tax

     An excise tax is applied to certain goods imported into, or produced in, Ukraine, including gasoline and diesel fuel.

     Land tax

     Land tax is paid by the owners or users of land. The rate depends on the nature and location of the land and is paid monthly in advance.

     Innovation Fund charge

     An Innovation Fund charge is paid by business entities monthly at the rate of 1% of sales.

     Special taxes

     To raise funds for the payment of outstanding pensions at the end of 1998 a 1% charge based on the value of a foreign exchange transaction and payable to the State Pension fund was introduced. The charge is payable by legal entities and individuals carrying out foreign exchange transactions.

     Repatriation tax

     Five percent for those countries having a tax treaty with Ukraine and 15% for those who do not. In that the U.S. Congress has yet to approve the treaty, the expatriation tax with the United States is 15%.

Double Taxation Treaties

     The Ukraine and the United States have entered into a double taxation treaty which has not as yet been approved by the U.S. Congress in part because Ukraine allows the existence of anonymous accounts. However, Ukraine continues to honor the double taxation treaties of the former Soviet Union, including its treaty with the United States.

                 MATERIAL CONTRACTS BETWEEN PEASE AND CARPATSKY

     On October 1, 1999 Pease and Carpatsky entered into an agreement whereby Pease agreed to provide Carpatsky bookkeeping services and staff assistance with regard to the accumulation and compilation of Carpatsky accounting records and consolidated financial statements for the periods commencing January 1, 1996 and ending September 30, 1999 or thereafter. The services provided by Pease will be billed at agreed rates as provided in the agreement, plus out-of-pocket expenses, only in the event the contemplated merger between Pease and Carpatsky fails to close for any reason. This amount would be due and separate from any amount that may be due by either party pursuant to the terms of the Merger Agreement should the contemplated transaction fail to occur.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF PEASE

     The following table sets forth certain information regarding the beneficial ownership of Pease's common stock, its only class of outstanding voting securities as of January 1, 2000, by (i) each of Pease's directors and officers, and (ii) each person or entity who is known to Pease to own beneficially more than 5% of the outstanding common stock with the address of each such person or entity. Beneficial owners listed have sole voting and investment power with respect to the shares unless otherwise indicated.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                            CERTAIN BENEFICIAL OWNERS

   Name and Address of                                Amount and Nature of
   Officer or Director                                Beneficial Ownership(1)              Percent of Class(12)
---------------------------                           ----------------------               -------------------
Steve Allen Antry                                      60,496 Shares  (2)                          3.39%
Patrick J. Duncan                                      36,564 Shares  (3)                          2.07%
Stephen L. Fischer                                     30,115 Shares  (4)                          1.72%
Homer C. Osborne                                       14,657 Shares  (5)                          0.84%
James C. Ruane                                         31,761 Shares  (6)                          1.83%
Clemons F. Walker                                      31,357 Shares  (7)                          1.80%
                                                     -------------------                          -----
All Officers and Directors as a
group (six persons)                                   204,950 Shares  (8)                         10.99%

Kayne Anderson, et al.
  1800 Avenue of the Stars
  Second Floor
  Los Angeles, CA 90067                             4,984,820 Shares (9)(10)                      74.22%
State Street, et al
  Chase/Chemical Bank
  A/C State Street Bank & Trust Co.
  4 New York Plaza
  Ground Floor/Receive Window
  New York, NY 10004                                3,350,971 Shares (9)(11)                       65.93%
Howard Amster IRA
  111 East Kilbourn Ave.
  Milwaukee, WI 53202                                  83,744 Shares (9)                            4.62%
The Madav IX Foundation
  1750 Euclid Avenue
  Cleveland, OH 44115                                 167,549 Shares (9)                            8.82%
Ramat Securities, Ltd.
  23811 Chagrin Blvd., Suite 200
  Beachwood, OH 44122                                  27,227 Shares (9)                            1.55%
Tamar Securities, Inc.
  23811 Chagrin Blvd., Suite 200
  Beachwood, OH 44122                                 251,323 Shares (9)                           12.68%

Security Ownership of Series B
  Preferred Stockholders
  as a Group (10 entities)                          8,865,664 Shares (9)(12)                       83.66%(13)

---------------------

(1)  Shares are owned directly and beneficially unless stated otherwise.

(2) Includes 8100 shares that are owned directly by Mr. Antry, 750 shares underlying presently exercisable options, 6,146 shares underlying presently exercisable warrants, and 45,500 shares underlying presently exercisable warrants that are held by Mr. Antry's wife.

(3) Includes 1,564 shares owned directly by Mr. Duncan, 35,000 shares underlying presently exercisable options.

(4) Includes 8,295 shares owned directly by Mr. Fischer, 400 shares owned by his wife, 750 shares underlying presently exercisable options and 20,670 shares underlying presently exercisable warrants.

(5) Includes 10,376 shares owned directly by Mr. Osborne and 4,281 shares underlying presently exercisable options.

(6) Includes 26,597 shares owned directly by Mr. Ruane, 456 shares held by Mr. Ruane as trustee for two trusts, over which shares Mr. Ruane may be deemed to have shared voting and investment power, 1,225 shares underlying presently exercisable warrants, 3,483 shares underlying presently exercisable options.

(7) Includes 16,335 shares owned directly by Mr. Walker, 14,272 shares underlying presently exercisable warrants, and 750 shares underlying presently exercisable options.

(8) Includes 72,123 shares owned, directly or indirectly, 45,014 shares underlying presently exercisable options, 87,813 shares underlying presently exercisable warrants.

(9) Includes the holders' portion of the 8,865,665 shares of common stock which will be issued in exchange for outstanding Series B convertible preferred stock upon consummation of the merger with Carpatsky. There are presently 105,828 shares of Series B preferred outstanding which would be convertible into 25,197,143 shares of Pease common stock under the conversion provisions of our Articles of Incorporation applicable to the Series B preferred stock. The Conversion Price would be based on a 25% discount to the reported sales price of common stock, immediately prior to the time of conversion.

(10) The preferred stock is held by four entities which are effectively controlled by Kayne Anderson Investment Management, Inc., a Nevada corporation, a registered investment advisor. The entities which directly own the stock are Arbco Associates, L.P., Kayne Anderson Non-Tradition Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P.

(11) The preferred stock is held by two entities, Marine Crew & Co, and Sandpiper & Co. that are effectively controlled by State Street Research and Management Company, a registered investment advisor to two large unaffiliated institutional investors.

(12) We are presently authorized to issue up to 4.0 million shares of common stock, an insufficient number of authorized shares for conversion of all outstanding Series B preferred stock into common stock.

(13) Percentages shown for the 10 beneficial owners of the Series B preferred stock assume that the outstanding preferred stock is exchanged for 8,865,665 shares of common stock

                    DIRECTORS AND EXECUTIVE OFFICERS OF PEASE

Directors and Executive Officers

     The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer. The executive officers are elected annually by the board of directors. The board of directors is divided into three approximately equal classes. The directors serve three year terms and until their successors are elected. Each year the stockholders elect one class of directors. The executive officers serve terms of one year or until their death, resignation or removal by the board of directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

     The directors and executive officers of Pease are as follows:

                                                                              Served as
     Name                  Age     Position With Pease                        Director Since
     ----                  ---     -------------------                        --------------
Patrick J. Duncan          37      President, Chief Financial Officer,             1995
                                   and Director (Term Expires 2000)

Steve A. Antry             43      Director (Term Expires 2001)                    1996

Stephen L. Fischer         40      Director (Term Expires 2001)                    1997

Homer C. Osborne (2)       69      Director (Term Expires 2001)                    1994

James C. Ruane (1)(2)      64      Director (Term Expires 2001)                    1980

Clemons F. Walker (2)      59      Director (Term Expires 2000)                    1996

-----------------------

            (1) Member of the Audit Committee of the board of directors.
            (2) Member of the Compensation Committee.

     Pease's board of directors held 12 meetings during 1998. One meeting was held by unanimous written consent signed by all directors without an actual meeting and eleven were actual meetings at which all directors attended except for Steve A. Antry who missed two meetings.

     The Pease audit committee, consisting of James C. Ruane and then-director William F. Warnick met once in 1998. The functions of the audit committee are to review financial statements, meet with Pease's independent auditors and address accounting matters or questions raised by the auditors.

     The compensation committee of the Pease board of directors, consisting of James C. Ruane, Homer C. Osborne, Clemons F. Walker and William F. Warnick, met once in 1998. The functions of the compensation committee are to review compensation of officers and employees and administer and award options under all stock option plans of Pease.

     Patrick J. Duncan has been the President of Pease since November 1998 and Chief Financial Officer of Pease since September 1994, and Pease's Treasurer since March 1996. In addition to managing the day-do-day activities of Pease, Mr. Duncan is responsible for all the financial, accounting and administrative reporting and compliance required by his individual job titles. Mr. Duncan was an Audit Manager with HEIN + ASSOCIATES LLP, Certified Public Accountants, from 1991 until joining Pease as Pease's Controller in April 1994. From 1988 until 1991, Mr. Duncan was an Audit Supervisor with Coopers & Lybrand, Certified Public Accountants. Mr. Duncan received a B.S. degree from the University of Wyoming in 1985.

     Steve A. Antry is founder and president of Beta Capital Group, Inc., a financial consulting firm located in Newport Beach, California. Beta specializes in advising emerging oil and gas exploration companies that have both capital needs and market support requirements and was President until June 1997. In June 1997, Mr. Antry founded Beta Oil & Gas, Inc. and became its Chairman and President. Prior to forming Beta Capital in 1992, Mr. Antry was an executive officer of Benton Oil & Gas Company from 1989 to 1992 and a Marketing Director for Swift Energy's income funds from 1987 to 1989. Mr. Antry is also a registered representative with Signal Securities, Inc., a registered broker/dealer, and has B.B.A. and M.B.A. degrees from Texas Christian University.

     Stephen L. Fischer joined Beta Capital Group, Inc., a financial consulting firm located in Newport Beach, California, in March 1996 as Vice President. Between 1991 and prior to joining Beta in 1996, Mr. Fischer was a Registered Representative of Peacock, Hislop, Staley & Given, an Arizona based investment banking firm. Since 1983, Mr. Fischer has held various positions in the financial services industry in investment banking, retail, and institutional sales, with a special emphasis on the oil and gas exploration sector. Mr. Fischer has been a private investor in the oil and gas industry for over a decade.

     Homer C. Osborne was an officer and director of Garrett Computing System, Inc., a petroleum engineering and computing firm, from 1967 until 1976, at which time he organized Osborne Oil Company as a wholly-owned subsidiary of Garrett Computing Systems, Inc. Mr. Osborne operated Osborne Oil Company as a separate entity from 1976 until 1998, when he sold it. Mr. Osborne is currently retired.

     James C. Ruane has owned and operated Goodall's Charter Bus Service, Inc., a bus chartering business representing Grey Line in the San Diego area, since 1958. Mr. Ruane has been an oil and gas investor for over 20 years.

     Clemons F. Walker has been an independent financial consultant since August of 1996. Prior to that he was employed as an investment banker and stockbroker. Between 1978 and August 1995 Mr. Walker worked for Wilson Davis in Las Vegas, Nevada when Presidential Brokerage purchased the Wilson Davis office in Las Vegas and he continued to work for the surviving entity until August of 1996. Since 1978 Mr. Walker has focused his efforts in investment banking by supporting small-cap companies through assistance in private placements, public offerings and other capital raising efforts. During his career, Mr. Walker has organized, advised, facilitated, sold and participated in numerous debt and equity transactions (both public and private) in a variety of industries, including the oil and gas industry. Mr. Walker has a bachelor of arts degree in Business Administration from Brigham Young University with a concentration in Finance.

Executive Compensation

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the last three fiscal years by the Chief Executive Officer and those executive officers who received salary, bonus or other compensation in excess of $100,000 (these individuals are collectively referred to herein as the "Named Executive Officers"). The following information for the Named Executive Officers includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                     SUMMARY COMPENSATION TABLE
                                                                                         Long-Term
                                                     Annual Compensation             Compensation Awards
                                                   -----------------------        ---------------------------
                                                                                                   Restricted          Securities
Name and Principal                                                                Other Annual       Stock             Underlying
Position                           Year             Salary (1)       Bonus        Compensation       Awards         Options/SARs(#)
---------------------             -----            -----------       -----        ----------        --------        ---------------

Patrick J. Duncan                 1998              $104,370          None           None            None               None
President and CFO (6)             1997              $ 79,791          $  5,000       None            None               24,500
                                  1996              $ 65,548          $  5,000(3)    None            None                2,900
Willard H. Pease, Jr.             1998              $108,303          $ 25,000       $150,000(4)     None               None
Former President and              1997              $ 93,270          $  5,000       None            None               25,000
Chief Executive Officer(4)        1996              $ 78,530          $  5,000(3)    $101,250(2)     None               11,040

J.N. Burkhalter                   1998              None              None           None            None               None
Former V.P. Engineering           1997              $ 84,790          None           $138,050(5)     None                3,500
and Production (5)                1996              $ 68,690          $  5,000(3)    None            None                2,700

-----------------

(1) Includes $240 contributed by Pease each year to a qualified 401(k) retirement plan.

(2) At December 31, 1995 Pease owed $60,000 to Mr. Pease. This loan was unsecured, bore interest at 8% per annum and was originally due on January 31, 1996. On March 9, 1996 the board of directors agreed to change the terms of the note to allow the note to be convertible into Pease's common stock at $10.00 per share, the then current market rate, in exchange for a one-year extension on the note. On December 16, 1996 Mr. Pease elected to convert the note in its entirety, the note was canceled and Mr. Pease was issued 6,000 shares of Pease's restricted common stock. The $101,250 shown as other annual compensation represents the difference between the closing sales price as reported by NASDAQ on December 16, 1996 and the conversion price of $10.00 per share. No additional amounts have been shown as Other Annual Compensation because the aggregate incremental cost to Pease of personal benefits provided to Mr. Pease did not exceed the lesser of $50,000 or 10% of his annual salary in any given year.
(3) On March 9, 1996 the board of directors granted Messrs. Duncan, Pease and Burkhalter 500 shares each of Pease's common stock for prior services. The shares were valued at $5,000, or $10.00 per share, which represented the market price of Pease's common stock on the date of grant. The shares are fully vested.
(4) In December 1998 Mr. Pease's employment with Pease was terminated. In accordance with his amended employment agreement, Mr. Pease received a cash payment of $150,000 for severance.
(5) Effective January 1, 1998, Mr. Burkhalter resigned his position as Pease's V.P. of Engineering and Production in light of Pease's anticipated sale of the Rocky Mountain assets. In connection with his resignation, Mr. Burkhalter received total severance of $138,050 consisting of office equipment and one vehicle valued at $5,850, and a future cash obligation of $132,200. The cash obligation will be paid in monthly installments through August 2000. This severance was granted by Pease, in part, pursuant to the terms of an employment agreement dated December 27, 1994.
(6) Mr. Duncan was appointed by the board of directors as Pease's President on an interim basis to succeed Pease. No additional amounts have been shown as Other Annual Compensation because the aggregate incremental cost to Pease for personal benefits provided to Mr. Duncan did not exceed the lesser of $50,000 or 10% of his annual salary in any given year.

Option Grants in the Last Fiscal Year

     There were no grants of stock options to the Named Executive Officers pursuant to Pease's Stock Option Plans during the fiscal year ended December 31, 1998.

Aggregated Option Exercises in the Last Fiscal Year and the Fiscal Year-End Option Values

     Set forth below is information with respect to the unexercised options to purchase Pease's common stock held by Named Executive Officers at December 31, 1998. No options were exercised during fiscal 1998.

            Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                                     Number of
                                                                     Securities       Value of
                                                                     Underlying       Unexercised
                                                                     Unexercised      In-the-Money
                                                                     Options/SARs     Options/SARs
                                                                     at FY-End (#)    at FY-End ($)
                              Shares Acquired     Value Realized     Exercisable/     Exercisable/
 Name                          on Exercise (#)          ($)          Unexercisable    Unexercisable
 ----                         ---------------     --------------     --------------   --------------

Patrick J. Duncan                  None               None            35,000/35,000       $0/0(1)
   President and
   Chief Financial Officer
Willard H. Pease, Jr.              None               None            50,000/50,000       $0/0(1)
   Former President and
   Chief Executive Officer

------------------

(1) The value of the unexercised In-the-Money Options was determined by multiplying the number of unexercised options (that were in other money on December 31, 1998) by the closing sales of Pease's common stock on December 31,1998 (as reported by NASDAQ) and from that total, subtracting the total exercise price. No options were in-the-money at December 31, 1998.

Option and Warrant Repricing

     In February 1998 the board of directors repriced 20,000 options that had been previously granted to Mr. Duncan from $27.50 to $17.50 per share. In November of 1998 the board of directors repriced 10,000 options that had previously been granted to Mr. Duncan from $17.50 to $5.00 per share.

     In connection with the termination agreement with Willard H. Pease, Jr., the board of directors repriced 20,000 warrants previously granted to him from $27.50 to $5.00 per share.

Employment Contract

     Willard Pease, Jr.'s employment with Pease was terminated on December 7, 1998. Mr. Pease had been our President and Chief Executive Officer. Pursuant to his amended employment agreement, Mr. Pease was paid $150,000 for severance and signed a formal Severance and Termination Agreement which canceled any further commitment.

     We reaffirmed our Employment Agreement at an annual salary of $97,500 with Patrick J. Duncan as our President and Chief Financial Officer dated December 27, 1994 by a letter agreement dated January 11, 1999. Upon termination or change of control, Pease is obligated to pay Mr. Duncan two year's salary and to repurchase all Pease stock then owned by Mr. Duncan at the higher of $25,000 Mr. Duncan's cost, or the present fair market value.

Compensation of Directors

     Our directors who are employees or otherwise receive compensation from us do not receive additional compensation for service as directors. Outside directors each receive a $2,500 annual retainer fee, $750 per meeting attended and $100 per meeting conducted via telephone conference. All fees are paid with our restricted common stock. Outside directors serving on the Executive Committee receive a cash fee for the lesser of $75 per hour or $600 per day. Effective August 31, 1999 we issued a total of 42,700 shares of common stock to our non-employee directors as compensation for service through the date of issuance. The number of shares issued was determined as a predetermined amount for each meeting attended, which amount was then divided by the reported market price for our common stock as of the date of the meeting.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Beta Capital Group, Inc.

     In March 1996 we entered into a three-year consulting agreement with Beta Capital Group, Inc. ("Beta"). Beta's president, Steve A. Antry, has been a director of Pease since August 1996. The consulting agreement with Beta provides for minimum monthly cash payments of $17,500 plus reimbursement for out-of-pocket expenses. We also agreed to pay Beta additional fees, as defined in the agreement, that are based on a percentage of the gross proceeds generated from any public financing, private financing or from any warrants that are exercised during the term of the agreement. The following is a summary of amounts we paid Beta, or its agents, during the term of the agreement:

                                                                   1998         1997         1996        Total
                                                                   ----         ----         ----        -----
Monthly consulting fees .....................................  $  210,000   $  210,000   $  162,500   $  582,500
Reimbursement of out-of-pocket expenses .....................      37,123      167,236       94,700      299,059
Fees related to funds generated from private placements .....        --        320,933      163,000      483,933
Fees related to funds generated from warrant exercises ......        --        273,855        4,506      278,361
                                                               ----------   ----------   ----------   ----------
Total .......................................................  $  247,123   $  972,024   $  424,706   $1,643,853
                                                               ==========   ==========   ==========   ==========

     In addition to the cash compensation, in 1996 we granted Beta warrants to purchase 100,000 shares of our common stock for $7.50 per share. For financial reporting purposes, these warrants were valued at $294,000. Beta subsequently assigned 40,000 of those warrants to other parties, including 10,000 to a

Richard Houlihan, a former director of Pease and 20,670 to Stephen Fischer, a current director of Pease (Fischer is also a principal of Beta). In March 1997, Pease granted Beta warrants to purchase an additional 10,000 shares of Pease's common stock at $37.50 per share. For financial statement reporting purposes, those warrants were valued at $60,000. All the warrants granted Beta expire in April 2001.

Transactions with Other Directors During the Last Fiscal Year

     In July 1998 our board of directors established an Executive Committee designed to manage the significant aspects of Pease's business on a committee basis. William F. Warnick, a director, was elected as Chairman of the Committee. In exchange for his services in 1998, Mr. Warnick received cash compensation of $44,010 plus $17,966 for reimbursement of out-of-pocket expenses. Payments to Mr. Warnick totaled $23,857 in 1999.

     In May 1997 we entered into a consulting agreement with R. Thomas Fetters, Jr., who also became a director of Pease in May 1997. The terms of the consulting agreement provide for monthly cash payments of $4,000 plus reimbursement for out-of-pocket expenses. Total amounts paid to Mr. Fetters in 1997 were $74,610 and $43,112 in 1998. In addition to the cash compensation Mr. Fetters also received warrants to purchase 1,500 shares of our common stock at $12.50 per share and warrants to purchase an additional 10,000 shares at $30.00 per share. The contract was terminated in August 1998 and Mr. Fetters resigned as a Director in November 1998.

     In July 1997, we acquired a 0.1% overriding royalty interest in the East Bayou Sorrel Field from an entity that Homer Osborne, a director, was a principal. The interest was acquired for $50,000, consisting of $40,000 cash and 315 shares of our common stock valued at $10,000. Mr. Osborne received all of the common shares and $7,000 cash in the transaction.

Transactions with Former Officers

     On December 7, 1998, our employment agreement with Willard H. Pease, Jr. was terminated. Mr. Pease had been the President, Chairman and CEO. In connection with his termination and pursuant to the terms of his amended employment agreement, Mr. Pease received a cash payment of $150,000 for severance.

     Effective January 1, 1998, J. N. Burkhalter resigned as our V.P. of Engineering and Production in light of the anticipated sale of the Rocky Mountain assets. In connection with this resignation, we entered into a Retirement, Severance and Termination of Employment Agreement with Mr. Burkhalter that provided for total severance of $138,050. The severance consisted of office equipment and one vehicle valued at $5,850 and a cash obligation of $132,200, paid in monthly installments through August 2000.

        ELECTION OF DIRECTORS AT THE PEASE SPECIAL STOCKHOLDERS' MEETING

     The following persons will be nominated for election to serve as directors of Radiant Energy following the merger:

                  o        B. Dee Davis
                  o        Dr. Jack Birks
                  o        Steve A. Antry
                  o        Roland E. Sledge
                  o        David A. Melman
                  o        Leslie C. Texas
                  o        J. P. Bryan

     The business background of Mr. Antry is set forth on page 114 and the business backgrounds of Messrs. Melman, Texas, Bryan and Dr. Birks are set forth beginning on page 122.

     B. Dee Davis. Mr. Davis joined Torch Energy Advisors Incorporated in 1990 and today is the Director-International Business Development. Beginning in 1976 and until joining Torch Energy, he has served in various financial and administrative positions with privately and publicly held companies focused on the oil and gas industry. He is a graduate of the University of Texas (B.B.A., 1975) and the University of Houston (M.B.A., 1987). Mr. Davis is __ years of age.

     Roland E. Sledge. Mr. Sledge has been employed by Torch Energy Advisors Incorporated as general counsel since 1983, and as a managing director (a position equivalent to an executive vice president) and member of the board of directors since 1996. Mr. Sledge is __ years of age.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF CARPATSKY

     The following table sets forth certain information regarding the beneficial ownership of Carpatsky's common stock and its Series A convertible preferred shares, its only classes of voting securities as of January 1, 2000, by (i) each of Carpatsky's directors and officers, and (ii) each person or entity who is known to Carpatsky to own beneficially more than 5% of the outstanding common stock or preferred stock with the address of each such person or entity.

NAME, POSITION AND ADDRESS                                       AMOUNT AND NATURE OF                  PERCENT OF
OF OFFICER OR DIRECTOR                                         BENEFICIAL OWNERSHIP(1)               VOTING CLASS(2)
--------------------------                                     ----------------------                --------------
J. P. Bryan, Chief Executive officer, director                     113,450,520(3)(7)                     60.78%
1331 Lamar Suite 1450
Houston, Texas 77010

Leslie C. Texas, President, director                                 4,569,987                            2.64%
1331 Lamar Suite 1450
Houston, Texas 77010

David A. Melman, Executive Vice President,                           3,310,833(4)                         1.91%
   director
1331 Lamar Suite 1450
Houston, Texas 77010

James D. Thomson, director                                              100,000                            0.06%
1210, 606 4th St. SW
Calgary, Alberta T2P 1T1

Dr. Jack Birks, director                                           113,450,520(5)(7)                     60.78%
1331 Lamar Suite 1450
Houston, Texas 77010

Robert Bensh, Vice President                                            - 0 -                             0.00%
1331 Lamar Suite 1450
Houston, Texas 77010

All Officers and Directors as a group                              121,431,340(6)(7)                     64.94%
(nine persons)

Bellwether Exploration Co.                                         113,450,520(7)                        60.78%
1331 Lamar, Suite 1450
Houston, Texas 77010

James Calaway                                                        5,094,400(8)                         2.89%
1023 Heritage Drive
Carbondale, Colorado 81623

Carpe Fund                                                           8,976,000(9)                         5.12%
127 Peachtree St., Ste. 1551
Atlanta, Georgia 30303


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


NAME, POSITION AND ADDRESS                                       AMOUNT AND NATURE OF                  PERCENT OF
OF OFFICER OR DIRECTOR                                         BENEFICIAL OWNERSHIP(1)               VOTING CLASS(2)
--------------------------                                     ----------------------                --------------
Eurosecurities Ltd.                                                 4,787,570(10)                         2.74%
c/o Grosvenor Trust Co.
Grosvenor House
33 Church Street

Hamilton, Bermuda HM12
Green Acres Enterprises, Inc.                                       9,011,186(11)                         5.13%
7/F California Entertainment Bldg.
34-36 D'Aguilar Street, Central
Hong Kong, PRC

Torch Energy Advisors, Inc.                                         13,605,528(12)                        7.58%
1221 Lamar, Ste. 1600
Houston, Texas 77010
Attention: B. D. Davis, Jr.

-----------------------

     (1)  Shares are owned directly and beneficially unless stated otherwise.

     (2) Preferred stock and common stock vote together as a single class. Accordingly, the percentages shown represent the percent of the total voting shares outstanding, which consists of the sum of both the common stock (77,728,263 shares) and the preferred stock (95,450,000 shares) outstanding, or 173,178,263 total shares.

     (3) Mr. Bryan is Chairman, Chief Executive Officer and a director and shareholder of Bellwether. He may be deemed to be a beneficial owner of the Bellwether common and preferred stock, although he disclaims any direct beneficial ownership.

     (4)  Includes 357,500 shares underlying a presently exercisable warrant.

     (5) Dr. Birks is a director of Bellwether and may be deemed to beneficially own the shares held by Bellwether. He disclaims direct beneficial ownership of the Bellwether shares.

     (6) Includes 12,156,544 shares owned directly, 357,500 shares underlying presently exercisable warrants, and 95,450,000 shares of preferred stock held by Bellwether held indirectly.

     (7) Includes 4,569,987 common shares, 13,467,296 shares underlying presently exercisable warrants and 95,450,000 shares of Series A convertible preferred stock (100% of the outstanding shares in the class) all of which Bellwether owns. The preferred stock entitles Bellwether to 95.45 million votes.

     (8)  Includes 300,000 shares underlying presently exercisable warrants and
          2.2 million shares issuable upon exchange of Series 1 Debenture and 880,000 shares underlying warrants which would be presently exercisable only upon debenture exchange.

     (9)  Includes 2,000,000 shares underlying presently exercisable warrants.

     (10) Includes 1,305,700 shares underlying presently exercisable warrants.

     (11) Includes 2,529,586 shares underlying presently exercisable warrants.

     (12) Includes 6,207,808 shares underlying presently exercisable warrants.


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

                  DIRECTORS AND EXECUTIVE OFFICERS OF CARPATSKY

Directors and Executive Officers

     The following table sets forth the names and ages of the current directors and executive officers of Carpatsky, the principal and positions with Carpatsky held by each person and the date such person became a director or executive officer of Carpatsky. Each year the stockholders elect all directors. The executive officers of Carpatsky are elected annually by the Board of Directors and serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers and any other person pursuant to which any person was selected as an executive officer.

     The directors and executive officers of Carpatsky are as follows:

   Name                   Age     Position with Carpatsky               Served as Director Since
   ----                   ---     -----------------------               ------------------------
J. P. Bryan                       Chairman, Chief Executive Officer              1999

Dr. Jack Birks                    Director                                       1999

David A. Melman           57      Director                                       1999

Leslie C. Texas           59      President and Director                         1995

James D. Thomson          46      Director                                       1997

     Bellwether has the right to appoint three additional directors to the Carpatsky board under the terms of the agreement pursuant to which it acquired the Carpatsky preferred stock.

     Carpatsky's Board of Directors held three meetings during 1998. One meeting was held by unanimous written consent signed by all directors without an actual meeting and two were meetings attended by all directors.

     Carpatsky has no other Board committees.

     J. P. Bryan. Mr. Bryan has served as Chief Executive Officer of Bellwether Exploration Company since 1999, and as a Director of Bellwether since 1997. Mr. Bryan has been a director of Carpatsky since December 1999. From January 1995 to February 1998, Mr. Bryan was Chief Executive Officer of Gulf Canada Resources Limited. He was Chairman of the Board of Nuevo Energy Company from March 1990 to December 1997, and was Chief Executive Officer of Nuevo from March 1990 to January 1995. Mr. Bryan was also Chairman of the Board and Chief Executive Officer of Torch and its predecessor from January 1985 to May 1997 and since October 1998 has served as the Senior Managing Director of Torch. Mr. Bryan is also a member of the Board of Directors of Republic Waste Industries.

     Leslie C. Texas. Mr. Texas was born in Hungary and educated at Lorand Eotvos University of Science in Budapest (MS Geology) and was employed as a geologist with the Hungarian Oil & Gas Trust from 1964 to 1966. In 1967, he moved to the US and studied Geophysics at Rice University, Houston. His professional experience includes working for Signal Oil and Gas Company, Getty Oil Company and, in 1978, creating and then managing L. Texas Petroleum, Inc., a London Stock Exchange listed oil and gas company, which was sold in 1985. Mr. Texas founded the predecessor of the Company in 1992. He is a certified petroleum geologist and a certified professional geologist. He speaks Hungarian, English, Russian, Ukrainian, Portuguese, Spanish and Italian.

     Dr. Jack Birks. Dr. Birks has been a Director of the Bellwether Exploration Company since 1988 and of Carpatsky since December 1999. He was Chairman of the Board of Midland & Scottish Resources Plc. until September 30, 1997. He is life President of British Marine Technology Limited. Dr. Birks served as Chairman of the Board of North American Gas Investment Trust Plc. from 1989 until his


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


retirement in 1995; as Chairman of the Board of Charterhouse Petroleum Plc from 1982 to 1986; as Chairman of the Board of London American Energy Inc. from 1982 to 1988; as Vice Chairman of the Board of Petrofina (UK) Limited from 1986 to 1989; and as a Managing Director of the Board of British Petroleum Company Plc from 1978 until his retirement in March 1982. He was appointed as a Director of Gulf Indonesia Resources Limited in August 1997.

     David A. Melman. Mr. Melman has served as a consultant to Carpatsky from October, 1998 until completion of Carpatsky's, US $1 million private placement in September 1999, when he was appointed Executive Vice President-Chief Corporate Officer. He served as Executive Vice President and Director of XCL, Ltd., a Louisiana based exploration and development company with properties and operations in the People's Republic of China (1984- 1997). From June 1997 until October 1998 Mr. Melman was an independent consultant to Cadiz Land Co. Inc. (NASDAQ) and Saba Oil Company (AMEX). He has been a member of the boards of directors of oil and gas companies listed on the American Stock Exchange, the London Stock Exchange, the Canadian Venture Exchange and NASDAQ. Melman holds a B.S. (Economics and accounting) from Queens College of the City University of New York, a law degree from Brooklyn Law School (J.D.) and a Masters of Law-Taxation from New York University Graduate School of Law (LLM).

     James D. Thomson. Mr. Thomson is Canadian legal counsel to Carpatsky and holds the degree of BA. History from the University of Calgary and LLB from the University of Alberta. From June 1978 to October 1995 he was successively a student-at-law, associate lawyer and partner of McManus Miles Davison, Barristers and Solicitors (and predecessor firms), Calgary, Alberta, and from November 1995 to present he has been a partner of McManus Thomson, Barristers and Solicitors, of Calgary, Alberta.

     In Ukraine Carpatsky maintains an office in Kyiv staffed with ten people, all experienced oil and gas professionals. Included are petroleum engineers, economists, geologists, gas marketing administrators and support staff. The following is background information regarding the key employees in Ukraine:

     A.V. Peday. Mr. Peday, age 47, General Director-Ukrcarpatoil Ltd. He is a graduate of Kyiveconomic University with a degree in economics. Prior to joining Ukrcarpatoil Ltd. in 1997 he worked for the Ukrainian Oil and Gas Institute rising to the rank of head of the technical-economic department. Mr. Peday is the author of most of the joint venture, joint activity and licensing agreements in Ukraine created after 1991, including Carpatsky's Bitkov joint venture licensing and RC field joint activity agreements. His present duties include the general management of Ukrcarpatoil Ltd., the planning and economic analysis and supervision of the joint activity operations, leading negotiations to comply and resolve various issues between Carpatsky Ukrainian partners and government organizations (Committee of Geology, Committee of Oil and Gas and its NAK). He assists in all practical and bureaucratic matters (reporting, filings, tax payments, etc.) relating to Carpatsky's representative office operations in Ukraine.

     A. F. Zamulko. Mr. Zamulko, age 47, is a graduate of Ivano Frankovsr Institute of Oil and Gas and received his post graduate degree from the All Soviet Oil Institute in Moscow, Russia, specializing in the development of oil and gas fields in 1974. His entire career prior to joining Ukrcarpatoil Ltd. was spent with the Oil and Gas Institute of Ukraine managing the department in charge of the Pricarpathian oil and gas fields development. He joined Ukrcarpatoil in 1996. His duties include analyzing well log, test data, formulating development and drilling plans, calculating reserves, evaluating various reservoir characteristics and providing the technical supervision for the workover and development of the Bitkov field as well as the RC field drilling and production operations. He coordinates this work with his former colleagues, specialists at the Oil and Gas Institute.

     M. V. Dvorsky. Mr. Dvorsky, age 60, graduated from the Iyano-Frankovsk University with a degree in mechanical engineering (oil industry equipment) in 1967. Prior to joining Ukrcarpatoil in 1997 he was head of the Fuel-Energy Department of the State Shareholding Co.-Ukrresource. His primary duties are the marketing of gas and oil production from both fields. This involves locating credit worthy buyers, selling gas and monitoring collection activities for delivered gas. He also organizes and contracts transportation with Ukrtransgaz, submits documentation to the National Commission which regulates electric energy in the country and seeks approvals from NAK and other state organizations on each transaction on a monthly basis, etc.

     V.I. Kalitzun. Mr. Kalitzun, age 33, is a graduate of the Lvov State University in 1990. He joined Ukrneft after graduation and became the head of their marketing department. He joined Ukrcarpotoil in 1995 and was its first Ukrainian employee as office manager and official representative of Carpatsky's representative office in Kyiv. His office manager duties include the preparation of visas and lodging for overseas technicians, personnel and other guests. He is in charge of all purchases of office supplies, equipment and materials. He also handles all customs declarations, duty payments, clearances, money transfers, investment registration issues, preparation and translation of various contracts, agreements, manuals and technical instructions. He also manages the bartering of goods and the transportation, storage and sale of such of bartered goods.

Executive Compensation

     The Summary Compensation Table below shows certain compensation information for services rendered in all capacities during each of the last three fiscal years by the Chief Executive Officer and the only executive officer who received salary, bonus or other compensation in excess of $100,000 (this individual is collectively referred to herein as the "Named Executive Officer"). Mr. Texas was the Chief Executive Officer until December 30, 1999 at which time he was replaced as Chief Executive Officer by Mr. J. P. Bryan, Chief Executive Officer of Bellwether. Mr. Bryan did not receive any compensation from the company in 1999. The following information for the Named Executive Officer includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                    SUMMARY COMPENSATION TABLE

                                                                                                   Long-Term
                                                   Annual Compensation                         Compensation Awards
                                          ------------------------------------           -------------------------------
                                                                                         Restricted         Securities
Name and Principal                                                Other Annual             Stock            Underlying
Position                  Year            Salary       Bonus      Compensation             Awards         Options/SARs(#)
--------------------      ----            ------       -----      ------------            --------        --------------

Leslie C. Texas(1)        1998          $ 107,000      None            None(2)              None               None
  CEO and President       1997          $  85,000      None            None(2)              None              400,000
                          1996          $  60,000      None            None(2)              None               None

---------------------

     (1) Mr. Texas was replaced as Chief Executive Officer by Mr. J. P. Bryan on December 30, 1999. Mr. Texas remained as President.
     (2) No additional amounts have been shown as Other Annual Compensation because the aggregate incremental cost to Carpatsky for personal benefits provided to Mr. Texas did not exceed the lessor of $50,000 or 10% of his annual salary in any given year.

Option Grants in the Last Fiscal Year

     There were no grants of stock options to the Named Executive Officer pursuant to Carpatsky's Stock Option Plans during the fiscal year ended December 31, 1998.

Aggregated Option Exercises in the Last Fiscal Years and the Fiscal Year-End Option Values

     Set forth below is information with respect to the unexercised options to purchase Carpatsky's common stock held by the Named Executive Officer at December 31, 1998. No options were exercised during fiscal 1998.


                 Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values


                                                                          Number of
                                                                          Securities         Value of
                                                                          Underlying         Unexercised
                                                                          Unexercised        In-the-Money
                                                                          Options/SARs       Options/SARs
                                                                          at FY-End(#)       at FY-End(#)
                                 Shares Acquired        Value Realized    Exercisable/       Exercisable/
Name                              on Exercise(#)             ($)          Unexercisable      Unexercisable
----                             ---------------        --------------    -------------      -------------
Leslie C. Texas                        None                  None              261,112             $0/0(1)

---------------------------

(1) The value of the unexercised In-the-Money Options was determined by multiplying the number of unexercised options (that were in other money on December 31, 1998) by the closing sales of Carpatsky's common stock on December 31, 1998 (as reported by the Albert stock Exchange) and from that total, subtracting the total exercise price. No options were in-the-money at December 31, 1998. In December 1999, all outstanding options held by officers or directors, including options held by Mr. Texas, were surrendered and canceled. See "Certain Relationships and Related Transactions."

Employment Contracts

     There are no employment contracts between Carpatsky and its officers or employee.

Compensation of Directors

     Directors of Carpatsky do not receive compensation for acting as such.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General and Overview

     All existing loans or similar advances to, and transactions with, officers and their affiliates were approved or ratified by the independent and disinterested directors. Any future material transactions with officers, directors and owners of 5% or more of Carpatsky's outstanding common stock or any affiliate of any such person shall be on terms no less favorable to Carpatsky than could be obtained from independent unaffiliated third parties and must be approved by a majority of the independent disinterested directors.

Transactions with Directors

     Commencing in early 1996 Fred Hofheinz, who was then a director of Carpatsky, extended a series of loans to Carpatsky and made payments directly to creditors of Carpatsky. The loan balance reached a maximum of $637,368 in December 1997 and was repaid from time to time as funds were made available to Carpatsky. Mr. Hofheinz resigned as a director on November 30, 1999 and all amounts due to him have been repaid.

     Effective September 30, 1999 Clive Richards, a director of Carpatsky, exchanged a debenture in the amount of $308,100 (inclusive of accrued interest to February 28, 1999) for (1) 2,464,800 shares of common stock, (2) a warrant to acquire 535,934 shares of common stock at U.S. $.20 per share on or before December 31, 2000, and (3) as additional consideration, existing warrants to acquire 1,040,000 shares of common stock were modified to (a) extend the expiration date to December 31, 2000 and (b) reduce the exercise price from U.S. $.25 to U.S. $.20. The terms of this exchange were the same as those offered to all holders of Carpatsky's Series 1 Debentures, pursuant to which $780,000 of the $1 million of principal value of outstanding debentures were converted into an aggregate of 7,394,400 shares of common stock and warrants to purchase up to 3,900,000 additional shares. Mr. Richards resigned as a director on December 30, 1999 in connection with the Bellwether transaction.


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


     Effective September 30, 1999, Torch Energy Advisors, Incorporated, to which Carpatsky owed $1,391,368, including accrued interest under a convertible loan, accepted Carpatsky's offer to reduce the conversion price in the loan agreement from $.20 to $.125 per share and the loan was converted into 11,130,944 shares of common stock. In connection with the guarantee of $500,000 of Torch's loan to Carpatsky and a payment thereon, Torch assigned 4,533,224 shares of common stock to Bellwether. At that same time, Torch received 800,000 shares of common stock in payment of $100,000 in fees incurred for financial and administrative services performed by Torch for Carpatsky over an 18 month period. Torch holds 9.5% of Carpatsky's common stock and, Carpatsky committed to add B. Dee Davis, Jr., to its board of directors as a representative of Torch. As additional consideration for conversion of the debt, Carpatsky issued a warrant entitling Torch to purchase 2,375,104 shares of common stock at $.20 per share on or before December 31, 2000. Torch assigned a warrant to acquire 967,296 of those shares to Bellwether.

     In the year ended December 31, 1998, Carpatsky paid fees of $61,000 to the law firm of McManus and Thompson, of which Mr. Thompson, a director of Carpatsky, is a senior partner.

     On September 17, 1999, Messrs. Fred Hofheinz, Leslie C. Texas, Andrew Burges and Larry Braun, then all directors of Carpatsky, purchased 583,334, 583,334, 1,000,000, and 1,000,000 shares of common stock respectively, in Carpatsky's private placement at $0.075 per share. On September 30, 1999, Messrs. Hofheinz and Texas, directors of Carpatsky, each purchased 1,583,333 shares of common stock at $0.075 per share to complete the private placement described above. The shares received are restricted from re-sale for a period of one year.

     Upon completion of the private placement in 1999, David Melman received a fee, computed in accordance with Canadian Venture Exchange guidelines, of 953,333 shares of common stock and warrants to purchase 357,500 shares of common stock at $0.20 per share expiring on December 31, 2000. At that same time the board of directors of Carpatsky (1) elected Mr. Melman as Executive Vice President/Chief Corporate Officer, (2) awarded Mr. Melman cash compensation of $72,500 in recognition of his services in arranging debt to equity exchanges and conversions of which $20,000 has been paid and (3) committed to issue to 2 million shares of Carpatsky common stock to Mr. Melman upon completion of the merger with Pease. Subsequently, and with approval of the Canadian Venture Exchange, Carpatsky issued these shares to Mr. Melman in connection with the Bellwether transaction.

     In December 1999 Carpatsky issued a total of 600,000 common shares to its then current and one former director as compensation for past services. As a condition of the issuance, all stock options held by the directors were surrendered. The transaction was approved by the Canadian Venture Exchange.

     In December 1999, Bellwether Exploration Company purchased 95.45 million shares of a newly issued class of Carpatsky preferred shares and warrants to purchase 12.5 million Carpatsky common shares for one year at an exercise price of US$.125 per share. The purchase price for the preferred shares and warrants was US$4.0 million. The preferred shares are convertible into 50 million common shares of Carpatsky. The preferred shares vote as a class with the common shares of Carpatsky on all matters submitted to stockholders, including the election of directors. The preferred shares issued to Bellwether constitute a majority of the total number of votes which may be cast by shareholders. Therefore, Bellwether will control all matters voted on by Carpatsky stockholders which require a majority vote, and will be able to veto any other matters voted on by Carpatsky's shareholders. Mr. J.P. Bryan and Dr. Jack Birks, both of whom are members of Bellwether's board of directors, were appointed to Carpatsky's board of directors in connection with the purchase of preferred stock by Bellwether. Additionally, three Canadian residents were appointed by Bellwether as temporary members of Carpatsky's board of directors to comply with applicable law which requires that a majority of the directors of an Alberta corporation be residents of Canada. Mr. Bryan also was elected Carpatsky's Chief Executive Officer.

     In the re-domestication and merger, the Bellwether preferred shares will be converted into 102.41 million shares of Radiant Energy preferred stock. This preferred stock will vote as a class with our common stock, and will entitle Bellwether to cast a majority of the votes submitted to Radiant Energy stockholders, including the election of directors. Bellwether will therefore control all matters voted on by our stockholders after the merger.

     In addition, Messrs. Bryan, Davis and Sledge and Dr. Birks will become members of our board of directors and Mr. Bryan will be our chief executive officer following completion of the merger.

                          DESCRIPTION OF CAPITAL STOCK

     Pease is presently authorized to issue 4,000,000 shares of $0.10 par value common stock and 830,000 shares of preferred stock, $0.01 par value of which 145,300 shares are designated as Series B 5% PIK Cumulative Convertible Preferred Stock ("Series B preferred"), and 684,700 shares are undesignated. As of the date of this proxy statement and prospectus there were outstanding 1,731,398 shares of common stock, warrants to purchase up to 222,831 shares of common stock, 105,828 shares of Series B preferred and options to purchase up to 78,230 shares of common stock.

     Following the merger and adoption of the Amended and Restated Articles of Incorporation, Radiant Energy will be authorized to issue 150,000,000 shares of common stock, of which approximately 55.4 million shares will be issued and outstanding and 200,000,000 shares of undesignated preferred stock of which
102.41 million share will be designated as Class A preferred and will be outstanding and held by Bellwether.

Common Stock

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Except as may be required by applicable law, holders of common stock will not vote separately as a class, but will vote together with the holders of other classes of capital stock. There is no right to cumulate votes in the election of directors. A majority of the issued and outstanding common stock constitutes a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Articles of Incorporation.

     Holders of shares of common stock are entitled to receive dividends, if, as, and when declared by the board of directors out of funds available therefor, after payment of dividends required to be paid on outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of preferred stock. Holders of our common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The outstanding shares of common stock are and all shares of common stock issued in the merger and the exchange will be, fully paid and nonassessable.

Preferred Stock

     The board of directors has the power, and will have the power under the Amended and Restated Articles of Incorporation, without further action by the holders of the common stock, to designate the relative rights and preferences of our preferred stock, when and if issued. Such rights, privileges and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock. The board previously designated the Series B preferred, all of which will be exchanged and retired upon completion of the merger.

     Additional classes of preferred stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and other rights or qualifications as are determined by resolution of the board of directors of Radiant Energy. The board of directors of Pease has designated the Class A preferred stock which will be issued to Bellwether in the merger, once the Amended and Restated Articles of Incorporation are filed and become effective.

Series B Preferred

     We designated 145,300 shares of Series B preferred in 1997. There are 105,828 shares issued and the balance are reserved for issuance as payment in kind ("PIK") dividends on outstanding Series B preferred. The Series B preferred is entitled to a dividend of $2.50 per year, payable calendar quarterly, which amount may be paid, at our election, in cash or in kind. Each share issued as a PIK dividend shall be valued at $50. The dividend is cumulative to the date of payment. The Series B preferred has a liquidation preference equal to $50 per share plus any unpaid dividends ("Liquidation Preference").

     The Series B preferred is convertible at the option of a holder into a number of shares of our common stock determined by dividing the Liquidation Preference by the Conversion Price in effect at the time of conversion. The effective "Conversion Price" at the time of any conversion is the lowest reported public sales price for our common stock during the five trading days prior to receipt of a notice of conversion from a holder, reduced by a discount of 25%. Based on the applicable provisions, the outstanding Series B preferred would be convertible into approximately 25,197,143 shares of Pease common stock as of December 31, 1999, using the applicable reported sales price for common stock of Pease.

     The Series B preferred is non-voting and must be redeemed by us on December 31, 2002 at a price equal to the Liquidation Preference. We may require holders of all outstanding Series B preferred to convert their shares into our common stock at any time in accordance with the above provisions relating to conversion.

     Under certain circumstances, upon a decision by a holder to convert Series B preferred shares into our common stock at a time when the average last sale price for common stock for the 20 trading days prior to conversion is lower than $1.75, we will have the option to repurchase the preferred stock being converted. Upon such election, the repurchase price would be (a) $50 per share of Series B preferred with certain adjustments, (b) any accumulated unpaid dividends through the date of repurchase and (c) a premium equal to $50 times the discount set forth above.

     Pursuant to the terms of Exchange Agreements dated August 31, 1999, the holders of the Series B preferred have agreed (i) that dividends will not cumulate or be paid through the completion of the merger and (ii) that the holders will exchange their shares of Series B preferred for an aggregate of 8,865,665 shares of common stock of Radiant Energy at or before the effective time of the merger. After the exchange, there will be no Series B preferred outstanding and we will retire all the stock of the class.

Class A Preferred

     In the merger, we will issue 102,410,000 shares of Radiant Energy's newly created and designated Class A preferred stock to Bellwether.

     We will pay dividends on the Class A preferred stock on an as "converted basis." This means that if we declare a dividend to our common stockholders, we will declare a dividend to the holders of preferred stock equal to the amount they would have been entitled to receive if they had converted their preferred stock.

     Holders of the Class A preferred stock will vote as a class with the holders of our common stock on all matters submitted to our stockholders. Each holder will be entitled to one vote for each share of preferred stock owned. Because there are more shares of preferred stock outstanding than common stock, the holders of preferred stock will control all matters submitted to Radiant Energy stockholders. If we issue additional shares of common stock, we are obligated to issue, as a dividend to holders of preferred stock, the same number of shares of preferred stock. Therefore, the holders of the preferred stock will have the right to vote a majority of shares submitted to holders of common stock. We have agreed not to issue capital stock with voting rights other than our common stock and the Class A preferred stock.

     The preferred stock is convertible into common stock. Initially, the preferred stock will be convertible into 28,920,984 shares of our common stock, representing approximately 34.25% of our shares of common stock if all of our outstanding convertible securities, options and warrants were converted into

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


common stock. The number of shares of common stock to be received upon conversion of the preferred stock will be adjusted if

            o     we split or recombine our common stock;
            o we issue shares of our common stock or shares convertible into our common stock at less than the market price of the stock; or
            o     we merge or consolidate with another entity.

The preferred stock may be converted only if a majority of the holders of preferred stock agree to convert their shares. If a majority elect to convert their shares, all shares of preferred stock must be converted. In addition, the preferred stock automatically converts into common stock on December 30, 2004, unless converted prior to that date. Bellwether will hold all of the outstanding preferred stock following the merger.

     If we dissolve, the holders of preferred stock are entitled to a nominal preference payment, and then they will participate in the liquidating distribution on an as converted basis.

Certain Provisions of the Articles of Incorporation, Bylaws and Nevada Law

     Our board of directors will have the authority to issue shares of new classes of preferred stock and to determine the rights, preferences, privileges, designations and limitations of any preferred stock it may issue, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption and other terms or conditions. This authority could make it more difficult for a person to engage in, or discourage a person from engaging in, a change in control transaction without the cooperation of management of Radiant Energy.

     Our Amended and Restated Articles of Incorporation contain a provision, authorized under Nevada law, which limits the liability of our directors or officers for monetary damages for breach of fiduciary duty as an officer or director other than for intentional misconduct, fraud or a knowing violation of law or for payment of a dividend in violation of Nevada law. Such provision limits recourse for money damages which might otherwise be available to Radiant Energy or stockholders for negligence by individuals while acting as officers or directors. The Amended and Restated Articles of Incorporation do not provide for the elimination of, or any limitation on, the personal liability of directors for:

     o Any breach of the director's duty of loyalty to Radiant Energy or its stockholders,
     o Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
     o    Unlawful corporate distributions, or
     o Any transaction from which such director derives an improper personal benefit.

     Although this provision would not prohibit injunctive or similar actions against directors or officers, the practical effect of such relief would be limited.

     Our Amended and Restated Articles of Incorporation and our bylaws also contain provisions requiring Radiant Energy to indemnify officers, directors and certain employees for certain liabilities incurred in connection with actions taken on behalf of Radiant Energy, including expenses incurred in defending against such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Radiant Energy pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The merger agreement provides that Radiant Energy will, from and after the effective date of the merger, indemnify, defend, and hold harmless the present and former officers, directors, employees, and agents of Carpatsky and of Pease in respect of acts or omissions occurring on or before the effective date of the merger, in each case to the full extent Radiant Energy is permitted under Nevada law, the amended and restated articles of incorporation, Carpatsky articles of incorporation, or the Carpatsky bylaws or any indemnification agreement to which Carpatsky is a party, in each case as in effect on the date of the merger agreement.

Anti-Takeover Statutes

     The Nevada General Corporation Law ("Nevada GCL") contains two provisions, described below as "Combination Provisions" and the "Control Share Act," that would make more difficult the accomplishment of unsolicited or hostile takeover transactions.

     Restrictions on Certain Combinations Between Nevada Resident Corporations and Interested Stockholders. The Nevada GCL includes certain provisions (the "Combination Provisions") prohibiting certain "combinations" (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an "interested stockholder" (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation's stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than seven years after the interested stockholder's date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto, or in its bylaws. Radiant Energy's Amended and Restated Articles of incorporation contain a provision electing not to be covered by the Combination Provisions of the Nevada law.

     Nevada Control Share Act. Nevada's Control share Acquisition Act (the "Control Share Act") imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of "control shares" of a person or group ("Acquiring Person") purchasing a "controlling interest" in an "issuing corporation" (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an "issuing corporation" unless, before an acquisition is made, the articles of incorporation or bylaws in effect to the 10th day following the acquisition of a controlling interest provide that it is inapplicable. Radiant Energy's Amended and Restated Articles of Incorporation currently contain a provision electing not to be covered by the Control Share Act of the Nevada law.

     Under the Control Share Act, an "issuing corporation" is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record (which for this purpose includes registered and beneficial owners) and residents of Nevada, and which does business in Nevada directly or through an affiliated company. The status of Radiant Energy and its stockholders at the time of the occurrence of a transaction governed by the Control Share Act (assuming that Radiant Energy's Amended and Restated Articles of Incorporation have theretofore been amended to delete the opting out provisions) would determine whether the Control Share Act is applicable.

     The Control Share Act requires an Acquiring Person to take certain procedural steps before he or it can obtain the full voting power of the control shares. "Control shares" are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a "controlling Interest, " and (2) acquired within 90 days immediately preceding that date. A "Controlling interest" is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with 1/5) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as "interested stockholders" (as defined in the act).

     The Control share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror's Statement to the corporation within 10 days after the Acquiring

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



Person's acquisition of the control shares; or (2) an Offeror's Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Radiant Energy's Amended and Articles of Incorporation and Bylaws do not address this matter.

Transfer Agent and Registrar

     American Securities Transfer & Trust, Inc., Denver, Colorado, 80201, serves as the transfer agent and registrar for our common stock and will be the transfer agent for Radiant Energy common stock. Radiant Energy will act as the initial transfer agent for the Radiant Energy preferred stock.

                         MARKET FOR PEASE'S COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

                            Market Price Information

     Pease common stock is traded on the OTC Bulletin Board market under the symbol "WPOG." Until January 14, 1999, the Pease common stock was traded in the Nasdaq Small Cap Market. Carpatsky stock is listed for trading on the Canadian Venture Exchange under the symbol "KPY." The following table sets forth the high and low reported closing prices per share of Pease common stock and for Carpatsky common stock for the quarterly periods indicated, which correspond to the fiscal quarters for financial reporting purposes.

                                                                        Pease                     Carpatsky
                                                                    Common Stock(a)              Common Stock(b)
                                                                  -------------------          ------------------
                                                                  High            Low          High           Low
                                                                  ----            ---          ----           ---
1997:
    First quarter.............................................   35.63           25.00         0.26           0.11
    Second quarter ...........................................   38.44           21.88         0.29           0.17
    Third quarter ............................................   30.63           24.38         0.30           0.19
    Fourth quarter ...........................................   35.00           15.00         0.29           0.08
1998:
    First quarter ............................................   19.69            8.44         0.25           0.14
    Second quarter ...........................................   13.75            6.56         0.24           0.10
    Third quarter ............................................    7.50            1.25         0.17           0.04
    Fourth quarter ...........................................    3.13            0.81         0.14           0.04
1999:
    First quarter ............................................    1.00            0.41         0.07           0.03
    Second quarter ...........................................    0.70            0.41         0.14           0.03
    Third quarter ............................................    0.63            0.44         0.14           0.03
    Fourth quarter ........................................       0.45            0.25         0.14           0.03
2000:
    First quarter through ________ ...........................

----------------

(a) Adjusted to give effect to a 10 into 1 reverse stock split in the fourth quarter of 1998.

(b) Adjusted to reflect U.S. dollars using the applicable exchange rate in effect at the end of each quarter.

     Neither Pease nor Carpatsky has paid dividends nor is there any intention to pay dividends in the foreseeable future. As of January 1, 2000, Pease had approximately 1,100 registered holders of its common stock and Carpatsky had 164 registered holders of its common stock.

             COMPARISON OF RIGHTS OF HOLDERS OF CARPATSKY, PEASE AND
                           RADIANT ENERGY COMMON STOCK

     The following is a summary of the material differences between the rights of holders of Carpatsky common stock and the rights of holders of common stock of Pease prior to the merger and of Radiant Energy following the merger. Carpatsky is organized under the laws of the province of Alberta, Canada and Pease presently is, and Radiant Energy will be, organized under the laws of the state of Nevada. As a result, there are differences between the respective state laws and various provisions in their respective corporate charters and bylaws. Upon completion of the merger, holders of Carpatsky common stock will become stockholders of Radiant Energy (except to the extent any such holders may be compensated through the exercise of appraisal rights), at which time their rights will be governed by Nevada law, the Amended and Restated Articles of Incorporation of Radiant Energy and the Radiant Energy bylaws. The bylaws of Pease before the merger will be the bylaws of Radiant Energy following the merger.

     This summary is not intended to be an exhaustive or detailed description of the provisions discussed. The summary is qualified in its entirety by reference to the Nevada General Corporation Law and the Business Corporations Act (Alberta). See "Description of Capital Stock" for a summary of a number of other rights relating to Radiant Energy common and preferred stock.

     The material differences that affect the rights and interests of stockholders of Carpatsky and Pease are as follows:

     Authorized capital stock

     The authorized capital stock of Pease presently is 4,000,000 shares of common stock, par value $0.10 per share, and 830,000 shares of preferred stock, par value $0.01 per share, of which 145,300 have been designated as Series B 5% PIK Convertible Preferred Stock.

     Carpatsky is authorized to issue an unlimited number of common and preferred shares without par value.

     Under the Amended and Restated Articles of Incorporation of Radiant Energy, the authorized capital stock will be 150,000,000 shares of common stock, par value $0.001 per share and 200,000,000 shares of preferred stock without par value.

     Number of directors

     Under Nevada law, a corporation's board of directors consists of at least one person, and the number of directors must be set forth in either the Bylaws or the Articles of Incorporation and may be either a fixed or variable number. The Articles of Incorporation for Pease presently specify that there should be no fewer than three nor more than eleven directors, as fixed in the Bylaws. Pease presently has eight directors and one vacancy. The Amended and Restated Articles of Incorporation for Radiant Energy provide that there shall be no fewer than five nor more than eleven directors and the Bylaws specify a board of directors of seven members.

     Under the law of Alberta, a corporation's board of directors consists of at least one person and the number of directors must be set forth in the Articles of Incorporation and may be either a fixed or variable number. Under the law of Alberta, a corporation that has distributed securities to the public must have at least three directors, at least two of whom are neither officers nor employees of the corporation or its affiliates. Carpatsky presently has seven directors.

     Classified board

     Nevada law provides that the board may be divided into one to four classes with one class of directors elected at each annual meeting of stockholders. The number of classes must be stated in either the articles or the bylaws. The Pease Articles presently provide, and the Amended and Restated Articles of Radiant Energy will provide, that the directors, other than directors who may be elected by the holders of any outstanding series of preferred stock, shall be classified into three classes, as nearly equal in number as possible. Each class will be elected for a term expiring in the third year after election. As a result of the classification, holders of Radiant Energy common stock will in the future elect approximately one-third of the directors at each annual meeting of stockholders for a three year term.

     Alberta law permits the Articles of Incorporation to provide for the election of directors for terms expiring not later than the close of the third annual meeting of shareholders following their election and for the election of directors by creditors or employees of the corporation or by a class or classes of those creditors or employees. The Articles of Carpatsky contain no such provisions therefore all incumbent directors cease to hold office at the close of the annual general meeting of shareholders following their appointment unless successor directors are not elected at the meeting, in which case the incumbent directors continue to hold office until their successors are elected.

     Vacancies on the board.

     Nevada law provides that, unless the governing documents control the filling of vacancies and newly-created directorships, these positions may be filled by a majority of the remaining directors then in office (though less than a quorum of the directors). If the articles of incorporation allow any class or classes of stock to elect one or more directors, vacancies and newly-created directorships within a class may be filled by a majority of the remaining directors elected by that class or by the sole remaining director of that class. If a corporation has no directors in office, then any officer or any stockholder or any person or entity responsible for a stockholder may call a special meeting of stockholders, or may apply to the district court for a decree ordering an election.

     The Pease Bylaws provide that vacancies on the Pease board of directors will be filled by a vote of the majority of the remaining directors.

     Under the law of Alberta, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office must forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

     Removal of directors

     Nevada law provides that any director or the entire board may be removed, with or without cause, by the holders of a two-thirds majority of the shares then entitled to vote at an election of directors, unless a larger percentage is specified in the Articles.

     The Pease Articles of Incorporation provide, and the Amended and Restated Articles of Incorporation of Radiant Energy will provide, that subject to the rights, if any, of any series of outstanding preferred stock to elect directors and to remove any director whom the holders of such stock have the right to elect, any director (including persons elected by directors to fill vacancies in the board of directors) may be removed from office only for cause. The term "cause" with respect to the removal of any director shall mean (i) conviction of a felony or plea of nolo contendere after a charge of felony, (ii) declaration of unsound mind by an order of a court of competent jurisdiction, (iii) gross dereliction of duty, (iv) commission of action involving moral turpitude, or (v) commission of an action which constitutes intentional misconduct or a knowing violation of laws, if such action in either event results in a material injury to the corporation.

     Alberta law provides that any director or the entire board may be removed, with or without cause, by ordinary resolution (a resolution passed by a majority of the votes cast by the shareholders who voted in respect of the resolution) at a special meeting of shareholders unless otherwise provided in the Articles or any unanimous shareholders agreement. There is no unanimous shareholders agreement governing Carpatsky and its Articles do not contain any provisions relating to the removal of directors.

     Action by written consent of stockholders

     Nevada law provides that unless other provisions in the articles of incorporation, any action that may be taken at a meeting of stockholders may take action without a meeting, without prior notice and without a vote, if the holders of outstanding stock have a not less than minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and vote sign a written consent setting forth the action taken. The Pease Articles and Bylaws and the Amended and Restated Articles of Radiant Energy contain no provision limiting the right of stockholders to take action by written consent.

     Under Alberta law, shareholders may pass a resolution without a meeting, without prior notice and without a vote, if all the shareholders entitled to vote on that resolution sign a resolution in writing.

     Special meeting of stockholders and shareholders

     Nevada law permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as provided in the articles of incorporation or bylaws. Pease Bylaws provide that a special meeting of stockholders may be called for any purpose by either:

     o the chairman of the board, the president or the Pease board of director; or
     o the president or secretary upon written request of either a majority of the directors or stockholders holding at least 10% of the issued and outstanding shares entitled to vote.

     Alberta law provides that the board of directors must call an annual meeting of shareholders not later than 15 months after the holding of the last preceding annual meeting and may at any time call a special meeting of shareholders. In addition, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. On receiving the requisition, the directors must, except in limited circumstances, call a meeting of shareholders within 21 days, in default of which any shareholder who signed the requisition may call a meeting. Meetings of shareholders may also be called by the Court of Queen's Bench of Alberta for any reason that the Court thinks fit.

     Amendment of articles

     Under Nevada law, a corporation's board and its stockholder may amend the corporation's articles of incorporation if:

     o The board of directors set forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and
     o The holders of at least a majority of shares of stock entitled to vote thereon approve the amendment, unless the articles require the vote of a greater number of shares.

     The Pease Articles of Incorporation do not, and the Amended and Restated Articles of Incorporation of Radiant Energy will not, include any limitation to the above provisions nor increase the voting requirements as to any particular matter.

     Alberta law provides that subject to any special provisions set out in the Articles of Incorporation regarding amendments to Articles and to the right of separate classes of shareholders to vote as a class in certain circumstances, a corporation's Articles of Incorporation may be amended if the amendment is approved by special resolution (a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of the resolution). Where classes of shareholders are entitled to vote separately, the amendment must be approved by a special resolution of each class. Carpatsky's Articles contain no special provisions regarding the amendment of its articles.

     Adoption, amendment or repeal of bylaws

     Under Nevada law, holders of a majority of the voting power of a corporation and, when provided in the articles of incorporation, the directors of a corporation have the power to adopt, amend and repeal the bylaws of a corporation. The Articles of Incorporation of Pease include, and the Amended and Restated Articles of Radiant Energy will include, provisions which authorize the directors to adopt, amend and repeal the bylaws, subject to bylaws, if any, adopted by stockholders.

     Alberta law provides that subject to any special provisions in the Articles of Incorporation or a unanimous shareholder agreement regarding making, amending or repealing by-laws, the directors may by resolution make, amend and repeal by-laws. A new by-law or an amendment or a repeal of a by-law must be submitted to the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal. A new by-law, or an amendment or repeal of a by-law is effective from the date it is approved by the resolution of the directors until it is confirmed, confirmed as amended or rejected by the shareholders. If confirmed or confirmed as amended by the shareholders, the by-law, amendment or repeal continues in effect in the form in which it is so confirmed. If a by-law or an amendment or repeal of a by-law is rejected by the shareholders, or if the directors do not submit a by-law, or an amendment or a repeal of a by-law to the shareholders as required, the by-law or amendment or repeal ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders. There is no unanimous shareholder agreement governing Carpatsky and its Articles do not contain any provisions relating to making, amending or repealing bylaws.

     Notice of stockholder proposals and nomination of directors

     Neither Nevada law nor the Articles of Incorporation or Bylaws of Pease or Radiant Energy limit or will limit the right of a stockholder to bring business before the annual meeting of stockholders or to make nominations of directors at stockholder meetings.

     Alberta law does not limit the right of shareholders to make nominations of directors however, the right of a shareholder to bring business before a meeting is severely restricted if notice of the business was not given to all shareholders . Alberta law prescribes a procedure for shareholders to give notice to the corporation of any matter that he proposes to raise at an annual meeting of shareholders. Except in limited circumstances, where a notice is given the corporation must disclose in its proxy material a description of the matter proposed to be raised (and if the proposing shareholder so requests, a short statement regarding the proposal) and permit the shareholder to discuss the matter at the meeting.

     Voting rights in connection with certain business combinations

     Under Nevada law a merger agreement, consolidation or disposition of all or substantially all of a corporation's assets must be adopted by a resolution of the board and approved by the holders of a majority of the outstanding voting stock.

     Under Alberta law a statutory amalgamation or a disposition of all or substantially all of the corporation's assets must be approved by a special resolution (a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of the resolution).

     Nevada law includes provisions relating to Acquisition of Controlling Interest and Combinations with Interested Stockholders. These provisions would apply to and limit transactions that involve a change of control or a transaction with a stockholder which acquired a controlling interest within the last three years, unless the board of directors consents to the transaction. The Articles of Incorporation of Pease include a provision electing not to be subject to the provisions limiting certain transactions with interested stockholders. The Amended and Restated Articles of Incorporation of Radiant Energy will include provisions which elect not to be subject to those provisions and the limitations in Nevada law which would limit combinations with certain stockholders, as is authorized by Nevada law.

     Neither Alberta law nor the Articles of Carpatsky contain comparable provisions.

     Preemptive rights

     Nevada law provides that stockholders of corporations organized before 1991 shall have the preemptive right to purchase additional securities of the corporation unless the articles of incorporation expressly denies such right. The Pease and Radiant Energy Charters contain and will contain express denials of preemptive rights of stockholders.

     Neither Alberta law nor the Articles of Carpatsky give shareholders the preemptive right to purchase additional securities.

     Voting rights

     Each holder of Pease common stock is entitled, and each holder of Radiant Energy common stock will be entitled, to one vote for each share and stockholders may not cumulative votes for the election of directors. In connection with any issuance of preferred stock, the board of directors is and will be authorized to establish such voting and other rights in connection with designating the rights and privileges of preferred stock as may be deemed appropriate by the board of directors.

     Voting at meetings of the shareholders of Carpatsky is by show of hands unless a vote by ballot is called for by a shareholder or his proxy or is directed by the chair. Each holder of Carpatsky common shares and each holder of Carpatsky Convertible Preferred Shares, Series A is entitled to one vote on a show of hands and to one vote for each share held on any vote by ballot. Shareholders may not cast cumulative votes for the election of directors.

     Appraisal Rights

     Under Nevada law a holder of any class is entitled to dissent from, and obtain payment of the fair value of his shares in the event of a merger requiring approval by stockholders and the holder is entitled to vote on the merger, or if the corporation is a subsidiary corporation of, and is merged with, its corporate parent under certain circumstances, or if the corporation is party to a plan of exchange and the stockholders' interest in the corporation will be acquired, if the stockholder is entitled to vote on the plan of exchange. Also, a stockholder may be entitled to dissent to any corporate action taken pursuant to a vote of stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that stockholders are entitled to dissent and obtain payment for their shares.

     Under Alberta law a holder of shares of any class of stock of a corporation is entitled to dissent if the corporation resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class, (b) amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on, (c) amalgamate with corporation other than a wholly owned subsidiary,
(d) be continued under the laws of another jurisdiction, or (e) sell lease or exchange all or substantially all its property. In addition, holders of shares of a particular class are entitled to vote separately as a class on any resolution to make certain amendments (in general terms, amendments that change the terms of or affect the priority of the shares) to the Articles are entitled to dissent from the resolution approving any such amendment. A shareholder who exercises the right of dissent and otherwise complies with the procedures for dissent prescribed by Alberta law is entitled, in addition to any other rights that he may have, to be paid by the corporation the fair value of the shares held by him. The right of payment is subject to the corporation being able to meet certain financial tests.

     Limitation of personal liability of directors

     Nevada law provides that a corporation's charter may include a provision limiting the personal liability of a director to the corporation or a stockholder for monetary damage for breach of fiduciary duty as a director, provided that no such provision can eliminate or limit the liability of a director for:

     o the breach of the directors's duty of loyalty to the corporation or its stockholders;
     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
     o willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock; or
     o any transaction from which the director derives an improper personal benefit.

     The Articles of Incorporation of Pease include and, the Amended and Restated Articles of Incorporation of Radiant Energy will include, provisions which expressly limit the personal liability of directors as permitted.

     Alberta law includes no such right to limit personal liability or to limit personal liability by including provisions to that effect in the Articles or By-laws. Accordingly, directors of Carpatsky could face responsibility or liability to the corporation or its shareholders under certain circumstances where no such liability would arise under the Amended and Restated Articles of Incorporation of Radiant Energy. Alberta law does, however, permit Carpatsky to indemnify directors and officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in resect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer provided the director or officer acted honestly and in good faith with a view to the best interests of the corporation and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. Indemnity is also permitted in certain other circumstances. Carpatsky has given its directors indemnity to the full extent permitted by Alberta law.

     Conversion and redemption

     Holders of common stock of neither Pease nor Carpatsky have or will have any right to convert their shares into any other shares of capital stock of Pease, Carpatsky or Radiant Energy or any other securities.

     Holders of Pease's outstanding Series B Convertible Preferred Stock presently have the right to convert outstanding Series B preferred into a number of shares of Pease common stock which would equal in excess of 80% of the voting power of Pease if such shares were converted and if Pease at the time had a sufficient number of authorized but unissued shares of common stock. Under applicable provisions in Pease's present Articles of Incorporation, Pease would be obligated to seek stockholder approval to amend its Articles of Incorporation to authorize a sufficient number of additional shares of common stock to permit the Series B preferred stock to be converted.

     In connection with the merger, all outstanding Series B Convertible Preferred Stock of Pease will be exchanged for common stock of Radiant Energy. The Amended and Restated Articles of Incorporation of Radiant Energy will include authorization to issue a substantial number of shares of common stock in excess of the shares which will be outstanding following the merger, and up to

200,000,000 shares of preferred stock. The Amended and Restated Articles of Incorporation will not include any provisions relating to any preferred stock and the directors of Radiant Energy will be empowered, in the future, to designate and to issue additional classes of preferred stock having such terms, rights and privileges as may then be determined.

     Options and warrants

     Pease presently has issued and outstanding warrants entitling holders to purchase up to 222,831 shares of common stock, and present and former employees of Pease hold options entitling the holders to purchase up to an additional 78,230 shares at exercise prices ranging from $5.00 to $71.90. Outstanding Pease options and warrants will not be modified as a result of the merger and present holders who continue to have the right to purchase common stock of Radiant Energy on the same terms and subject to the same conditions as are applicable to Pease prior to the merger.

     Carpatsky presently has outstanding options to purchase up to a total of 200,000 shares of Carpatsky common stock and outstanding warrants which entitle the holders to purchase up to a total of 30,165,404 shares of Carpatsky common stock at an exercise price of $0.20 per share. As a result of the merger, the holders of the Carpatsky options will be entitled to purchase up to 115,684 shares of Radiant Energy common stock at an exercise price of $0.35 per share and the holders of the outstanding Carpatsky warrants will be entitled to purchase up to 17,448,263 shares of Radiant Energy common stock at an exercise price of approximately $0.35 per share. Existing terms and conditions for the Carpatsky options and warrants shall be applicable to the holders following the merger.

                       COMPARISON OF OIL AND GAS RESERVES



                                 LEGAL OPINIONS

     Legal matters in connection with the merger are being passed upon for Pease by Alan W. Peryam, LLC, Denver, Colorado and for Carpatsky by Satterlee Stephens Burke & Burke LLP, New York, New York, McManus and Thomson, Calgary, Alberta, Canada and Feleski Flynn, Calbary, Alberta, Canada. Satterlee Stephens Burke & Burke LLP will rely on the opinion of McManus and Thomson as to certain matters.

                                     EXPERTS

     The financial statements of Pease at December 31, 1998, and for each of the two years ended December 31, 1998 and 1997, included in this proxy statement and prospectus and the registration statement of which this proxy statement and prospectus is part, have been audited by HEIN + ASSOCIATES LLP, independent auditors, as set forth in their report appearing elsewhere in this proxy statement and prospectus, and in the registration statement, and are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

     The financial statements of Carpatsky at December 31, 1998, and for each of the two years ended December 31, 1998 and 1997, included in this proxy statement and prospectus and the registration statement of which this proxy statement and prospectus is part, have been audited by HEIN + ASSOCIATES LLP, independent auditors, as set forth in their report appearing elsewhere in this proxy statement and prospectus, and in the registration statement, and are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
PEASE OIL AND GAS

Independent Auditor's Report................................................ F-2

Consolidated Balance Sheets - September 30, 1999 (Unaudited)
          and December 31, 1998............................................. F-3

Consolidated Statements of Operations - For the Nine Months Ended
          September 30, 1999 and 1998 (Unaudited) and the Years Ended
          December 31, 1998 and 1997........................................ F-4

Consolidated Statements of Stockholders' Equity - For the Nine Months
          Ended September 30, 1999 and 1998 (Unaudited) and For the Years
          Ended December 31, 1998 and 1997.................................. F-5

Consolidated Statements of Cash Flows - For the Nine Months Ended
          September 30, 1999 and 1998 (Unaudited) and the Years Ended
          December 31, 1998 and 1997........................................ F-6

Notes to Financial Statements............................................... F-8


CARPATSKY PETROLEUM, INC.

Independent Auditor's Report............................................... F-26

Consolidated Balance Sheets - September 30, 1999 (Unaudited) and
          December 31, 1998 ............................................... F-27

Consolidated Statements of Operations - For the Nine Months Ended
          September 30, 1999 and 1998 (Unaudited), and the Years Ended
          December 31, 1998 and 1997....................................... F-28

Consolidated Statement of Changes in Stockholders' Equity - For the Nine
          Months Ended September 30, 1999 (Unaudited), and the Years Ended
          December 31, 1998 and 1997....................................... F-29

Consolidated Statements of Cash Flows - For the Nine Months Ended
          September 30, 1999 and 1998 (Unaudited), and the Years Ended
          December 31, 1998 and 1997....................................... F-30

Notes to Consolidated Financial Statements................................. F-31

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Pease Oil and Gas Company
Grand Junction, Colorado

We have audited the accompanying consolidated balance sheet of Pease Oil and Gas Company and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pease Oil and Gas Company and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 1 to the Financial Statements, the Company has incurred net losses of $10.6 million in 1998 and $15.9 million in 1997. These conditions and other matters discussed in Note 1 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ HEIN + ASSOCIATES LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
March 5,1999

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                                                    SEPTEMBER 30,       DECEMBER 31,
                                                                                                        1999                1998
                                                                                                    ------------        -----------
                                                                                                    (Unaudited)
                                                ASSETS
CURRENT ASSETS:
  Cash and equivalents .....................................................................       $    777,835        $  1,049,582
  Trade receivables, net of allowance for bad debts of $13,645 .............................            341,966             420,460
  Prepaid expenses and other ...............................................................             81,544             170,687
                                                                                                   ------------        ------------
     Total current assets ..................................................................          1,201,345           1,640,729
                                                                                                   ------------        ------------

ASSETS HELD FOR SALE .......................................................................               --               100,000
                                                                                                   ------------        ------------

OIL AND GAS PROPERTIES, at cost (full cost method):
  Unevaluated properties ...................................................................          3,061,987           2,816,475
  Costs being amortized ....................................................................         17,215,012          16,834,274
                                                                                                   ------------        ------------
     Total oil and gas properties ..........................................................         20,276,999          19,650,749
  Less accumulated amortization ............................................................        (14,664,073)        (13,883,174)
                                                                                                   ------------        ------------
     Net oil and gas properties ............................................................          5,612,926           5,767,575
                                                                                                   ------------        ------------

OTHER ASSETS:
Debt issuance costs, net of accumulated amortization of $430,287
  (unaudited) and $326,610, respectively ...................................................            218,874             322,551
Office equipment and vehicles, net of accumulated depreciation of
  $173,504 (unaudited) and $145,124, respectively ..........................................             59,257              74,623
Deposits and other .........................................................................              7,493               7,493
                                                                                                   ------------        ------------
     Total other assets ....................................................................            285,624             404,667
                                                                                                   ------------        ------------

TOTAL ASSETS ...............................................................................       $  7,099,895        $  7,912,971
                                                                                                   ============        ============


                                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt .....................................................       $      5,741        $      5,825
  Accounts payable, trade ..................................................................            206,185             310,447
  Accrued expenses .........................................................................            151,161             322,569
                                                                                                   ------------        ------------
     Total current liabilities .............................................................            363,087             638,841
                                                                                                   ------------        ------------

LONG-TERM DEBT, less current maturities ....................................................          2,453,506           2,293,261
                                                                                                   ------------        ------------

COMMITMENTS AND CONTINGENCIES (NOTES 3, 5, AND 9)

STOCKHOLDERS' EQUITY:
Preferred stock, par value $0.01 per share, 2,000,000 shares authorized,
  105,828 (unaudited) and 107,336 shares of Series B 5% PIK Cumulative
  Convertible Preferred Stock issued and outstanding, respectively (liquidation
  preference of 5,313,145 at September 30, 1999) ...........................................              1,058               1,073
Common stock, par value $0.10 per share, 4,000,000 shares authorized,
  1,731,398 (unaudited) and 1,601,062 shares issued and outstanding,
  respectively .............................................................................            173,140             160,106
Additional paid-in capital .................................................................         37,636,191          37,811,006
Accumulated deficit ........................................................................        (33,527,087)        (32,991,316)
                                                                                                   ------------        ------------
Total stockholders' equity .................................................................          4,283,302           4,980,869
                                                                                                   ------------        ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .................................................       $  7,099,895        $  7,912,971
                                                                                                   ============        ============


     The accompanying notes are an integral part of these consolidated financial statements.

                                       PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                   FOR THE YEARS ENDED
                                                                     NINE MONTHS ENDED                   DECEMBER 31,
                                                                   --------------------            -------------------
                                                                   1999            1998             1998           1997
                                                                   ----            ----             ----           ----
                                                               (Unaudited)     (Unaudited)

REVENUE:
    Oil and gas sales .....................................   $  1,504,065    $  1,853,284    $  2,359,905    $  3,168,042
    Gas plant, service and supply .........................           --           528,418         528,106       1,398,888
    Well administration and other income ..................             80          22,640          28,971          92,379
                                                              ------------    ------------    ------------   -------------
         Total revenue ....................................      1,504,145       2,404,342       2,916,982       4,659,309
                                                              ------------    ------------    ------------   -------------
EXPENSES:
    Oil and gas production costs ..........................        276,014         995,995       1,049,563       1,486,738
    Gas plant, service and supply .........................           --           564,832         571,013       1,040,309
    General and administrative ............................        691,605       1,071,555       1,587,013       1,487,236
    Consulting expense-related party ......................         37,750         189,386         247,123         437,236
    Depreciation, depletion and amortization ..............        798,278       1,460,562       2,241,092       2,669,319
    Impairment expense:
         Oil and gas properties ...........................           --         2,739,043       7,278,818       3,946,733
         Assets held for sale .............................           --              --           313,953       8,965,972
                                                              ------------    ------------    ------------   -------------
         Total expenses ...................................      1,803,647       7,021,373      13,288,575      20,033,543
                                                              ------------    ------------    ------------   -------------

LOSS FROM OPERATIONS ......................................       (299,502)     (4,617,031)    (10,371,593)    (15,374,234)
                                                              ------------    ------------    ------------   -------------
OTHER INCOME (EXPENSES):
    Interest expense ......................................       (269,859)       (398,746)       (399,218)       (701,377)
    Interest and other income .............................         33,590         167,695         139,785         180,774
    Gain (loss) on sale of assets .........................           --             2,957           3,555            (230)
                                                              ------------    ------------    ------------   -------------
         Total other income (expenses), net ...............       (236,269)       (228,094)       (255,878)       (520,833)
                                                              ------------    ------------    ------------   -------------
NET LOSS ..................................................       (535,771)     (4,845,125)    (10,627,471)    (15,895,067)
                                                              ------------    ------------    ------------   -------------

NET LOSS APPLICABLE TO
    COMMON STOCKHOLDERS ...................................   $   (713,588)   $ (6,569,779)   $(12,694,965)  $ (15,985,036)
                                                              ============    ============    ============   =============

NET LOSS PER COMMON SHARE .................................   $      (0.43)   $      (4.15)   $      (7.99   $      (12.21)
                                                              ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ..................      1,668,400       1,584,200       1,588,000       1,309,000
    OUTSTANDING                                               ============    ============    ============   =============



     The accompanying notes are an integral part of these consolidated financial statements.


                                          PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                         PREFERRED STOCK                    COMMON STOCK
                                                                      -------------------             ------------------
                                                                      Shares       Amount             Shares          Amount
                                                                      ------       ------             ------          ------
BALANCES, December 31, 1996 .................................        179,938      $    1,799         753,039     $   75,304

   Fair value of warrants granted for services ..............           --              --              --             --
   Issuance of common stock for:
       Acquisition of oil and gas properties ................           --              --            31,815          3,182
       Exercise of stock options ............................           --              --             4,268            427
       Exercise of warrants .................................           --              --           319,260         31,926
       Services .............................................           --              --               615             61
       Cash in private placements ...........................           --              --           379,200         37,920
       Conversion of 10% collateralized convertible
          debentures, net of discount .......................           --              --            34,166          3,417
       Conversion of Series A preferred stock ...............       (179,938)         (1,799)         56,990          5,699
       Issuance of Series B preferred stock .................        113,333           1,133            --             --
       Offering costs .......................................           --              --              --             --
       Net loss .............................................           --              --              --             --
                                                                ------------    ------------    ------------   ------------

BALANCES, December 31, 1997 .................................        113,333           1,133       1,579,353        157,936

Purchase and retirement of Series B preferred stock .........         (4,500)            (45)           --             --
       Issuance of common stock for:
          Exercise of warrants ..............................           --              --               125             12
          Conversion of Series B preferred stock ............         (1,497)            (15)         21,584          2,158
       Series B preferred stock dividends ...................           --              --              --             --
       Net loss .............................................           --              --              --             --
                                                                ------------    ------------    ------------   ------------

BALANCES, December 31, 1998 .................................        107,336           1,073       1,601,062        160,106

       Purchase and retirement of Series B preferred stock
          (unaudited) .......................................           (825)             (8)           --             --
       Series B preferred stock dividends (unaudited) .......           --              --              --             --
       Issuance of common stock for:
           Conversion of Series B Preferred Stock (unaudited)           (683)             (7)         87,636          8,764
           Services of directors in lieu of cash (unaudited)            --              --            42,700          4,270
       Net loss (unaudited) .................................           --              --              --             --
                                                                ------------    ------------    ------------   ------------

BALANCES, September 30, 1999 (Unaudited) ....................        105,828      $    1,058       1,731,398     $  173,140
                                                                ============    ============    ============   ============


                                                                 Additional                          Total
                                                                   Paid-in       Accumulated      Stockholders'
                                                                   Capital          Defiit           Equity
                                                                 -----------     -----------      -------------

BALANCES, December 31, 1996 .................................   $ 19,789,707    $ (6,468,778)   $ 13,398,032

   Fair value of warrants granted for services ..............        240,000            --           240,000
   Issuance of common stock for:
       Acquisition of oil and gas properties ................        881,818            --           885,000
       Exercise of stock options ............................         44,964            --            45,391
       Exercise of warrants .................................      3,880,287            --         3,912,213
       Services .............................................         14,790            --            14,851
       Cash in private placements ...........................      9,442,080            --         9,480,000
       Converion of 10% collateralized convertible
          debentures, net of discount .......................        488,637            --           492,054
       Conversion of Series A preferred stock ...............         (3,900)           --              --
       Issuance of Series B preferred stock .................      5,665,517            --         5,666,650
       Offering costs .......................................     (2,147,446)           --        (2,147,446)
       Net loss .............................................           --       (15,895,067)    (15,895,067)
                                                                ------------    ------------    ------------

BALANCES, December 31, 1997 .................................     38,296,454     (22,363,845)     16,091,678

Purchase and retirement of Series B preferred stock .........       (206,205)           --          (206,250)
       Issuance of common stock for:
          Exercise of warrants ..............................            926            --               938
          Conversion of Series B preferred stock ............         (2,143)           --              --
       Series B preferred stock dividends ...................       (278,026)           --          (278,026)
       Net loss .............................................           --       (10,627,471)    (10,627,471)
                                                                ------------    ------------    ------------

BALANCES, December 31, 1998 .................................     37,811,006     (32,991,316)      4,980,869

       Purchase and retirement of Series B preferred stock
          (unaudited) .......................................        (51,305)           --           (51,313)
       Series B preferred stock dividends (unaudited) .......       (177,817)           --          (177,817)
       Issuance of common stock for:
           Conversion of Series B Preferred Stock (unaudited)         (8,757)           --              --
           Services of directors in lieu of cash (unaudited)          63,064            --            67,334
       Net loss (unaudited) .................................           --          (535,771)       (535,771)
                                                                ------------    ------------    ------------

BALANCES, September 30, 1999 (Unaudited) ....................   $ 37,636,191    $(33,527,087)   $  4,283,302
                                                                ============    ============    ============



     The accompanying notes are an integral part of these financial statements.

                                       PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (continued)

                                       PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            FOR THE YEARS ENDED
                                                                             NINE MONTHS ENDED                  DECEMBER 31,
                                                                            -------------------            --------------------
                                                                            1999           1998            1998            1997
                                                                            ----           ----            ----            ----
                                                                        (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss ......................................................   $   (535,771)   $ (4,845,125)  $ (10,627,471)  $ (15,895,067)
   Adjustments to reconcile net loss to net cash provided by (used
       in) operating activities:
           Provision for depreciation and depletion ..............        798,278       1,460,562       2,241,092       2,623,323
           Amortization of intangible assets .....................        268,180         396,742         396,742         622,309
           Provision for impairment ..............................           --         2,739,043       7,592,771      12,912,705
           Loss (gain) on sale of assets .........................           --            (2,957)         (3,555)            230
           Issuance of common stock and warrants for services ....         29,747            --              --            74,851
           Other .................................................           --              --            12,255            --
           Changes in operating assets and/or liabilities:
               (Increase) decrease in:
                   Trade receivables .............................         78,494         207,297         336,974        (157,786)
                   Inventory .....................................           --           128,418         385,091        (156,822)
                   Prepaid eexpenses and other ...................         19,143         (33,902)          8,292          14,685
               Increase (decrease) in:
                   Accounts payable ..............................        (93,928)        145,521         (40,673)          9,068
                   Accrued expenses ..............................        (66,736)       (107,465)       (512,971)        (41,182)
                                                                     ------------    ------------    ------------    ------------
       Net cash provided by (used in) operating activities .......        497,407          88,134        (211,453)          6,314
                                                                     ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property and equipment .......................       (638,597)     (6,250,614)     (7,364,232)    (12,137,192)
   Proceeds from sale of property and equipment ..................        100,000       2,987,150       3,823,286          66,056
   Redemption (purchase) of CD ...................................         70,000            --            25,000         (95,000)
                                                                     ------------    ------------    ------------    ------------
       Net cash used in investing activities .....................       (468,597)     (3,263,464)     (3,515,946)    (12,166,136)
                                                                     ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock ........................           --              --              --         8,920,000
   Proceeds from issuance of Series B Preferred ..................           --              --              --         5,099,985
   Proceeds from stock options and warrants ......................           --               939             939       3,957,604
   Repayment of long-term debt ...................................         (4,342)     (1,201,327)     (1,207,805)       (391,407)
   Series B preferred stock dividends ............................       (244,902)       (141,357)       (210,942)           --
   Offering costs ................................................           --          (146,765)       (146,765)       (874,416)
   Purchase and retirement of Series B preferred stock ...........        (51,313)        (31,250)       (206,250)           --
                                                                     ------------    ------------    ------------    ------------
       Net cash provided by (used in) financing activities .......       (300,557)     (1,519,760)     (1,770,823)     16,711,766
                                                                     ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ..................       (271,747)     (4,695,090)     (5,498,222)      4,551,944

CASH AND EQUIVALENTS, beginning of period ........................      1,049,582       6,547,804       6,547,804       1,995,860
                                                                     ------------    ------------    ------------    ------------

CASH AND EQUIVALENTS, at end of period ...........................   $    777,835    $  1,852,714    $  1,049,582    $  6,547,804
                                                                     ============    ============    ============    ============


     See accompanying notes are an integral part of these consolidated financial statements.

                             PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (continued)
                                                                                                                FOR THE YEARS ENDED
                                                                                   NINE MONTHS ENDED                 DECEMBER 31,
                                                                                  -------------------           --------------------
                                                                                  1999           1998           1998            1997
                                                                                  ----           ----           ----            ----
                                                                               (Unaudited)    (Unaudited)
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash payments for:
      Interest ............................................................    $ 209,795    $  299,646    $    400,309    $  505,523
                                                                               =========    ==========    ============    ==========
      Income taxes ........................................................    $   --       $    --       $     --        $    --
                                                                               =========    ==========    ============    ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
    FINANCING ACTIVITIES:
     Fair value of warrants granted for oil and gas exploration
      services ............................................................    $    --      $    --       $     --        $  180,000
                                                                               =========    ==========    ============    ==========
     Conversion of long-term debt, net of discount, to common stock .......    $    --      $    --       $     --        $  492,054
                                                                               =========    ==========    ============    ==========
     Debt incurred for purchase of vehicles ...............................    $    --      $   32,610    $     32,610    $   50,691
                                                                               =========    ==========    ============    ==========
     Increase (decrease) in payables for:
          Oil and gas properties ..........................................    $ (10,342)   $ (725,456)   $ (1,002,353)   $1,077,266
                                                                               =========    ==========    ============    ==========
          Offering costs ..................................................    $    --      $    --       $   (146,765)   $  146,765
                                                                               =========    ==========    ============    ==========
          Series B preferred stock dividends ..............................    $ (67,085)   $   69,585    $     67,085    $    --
                                                                               =========    ==========    ============    ==========
     Issuance of common stock for oil and gas properties ..................    $    --      $    --       $     --        $  885,000
                                                                               =========    ==========    ============    ==========
     Capitalized portion of amortized debt issuance/discount costs ........    $    --      $  396,141    $    485,534    $    --
                                                                               =========    ==========    ============    ==========
     Issuance of common stock for services ................................    $  67,334    $    --       $     --        $    --
                                                                               =========    ==========    ============    ==========


     See accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


1.    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - At December 31, 1998 the principal business of Pease Oil and Gas Company (Pease) is to participate as a non-operating, minority interest owner in exploration, development, production and sale of oil, natural gas and natural gas liquids. Pease was previously engaged in the processing and marketing of natural gas at a gas processing plant, the sale of oil and gas production equipment and oilfield supplies, and oil and gas well completion and operational services. However, as discussed in Note 2, during 1998, Pease's gas processing plant and the oilfield service and supply businesses were sold. Pease conducts its operations through the following wholly-owned subsidiaries:
Loveland Gas Processing Company, Ltd. (LGPCo); Pease Oil Field Services, Inc.; Pease Oil Field Supply, Inc.; and Pease Operating Company, Inc. All the subsidiaries are currently inactive.

Continuing Operations - Pease has incurred net losses of $10.6 million in 1998 and $15.9 million in 1997. As a result of continuing losses, Pease's working capital has been reduced to $1.1 million at December 31, 1998 and stockholders' equity is less than $5 million. At December 31, 1998, the liquidation preference of the Series B Preferred stock is in excess of total stockholders' equity and the hyperdilutive potential of the conversion feature has resulted in Pease's inability to raise additional equity capital which is critical to carry out development and exploration activities that are planned for the next several years. Pease may be required to redeem the Series B Preferred stock on December 31, 2002 at a price equal to the liquidation preference. Alternatively, Pease can force the holders to convert to common stock which would result in ownership by the Preferred holders in excess of 90% (based on the current trading price of the common stock). However, Pease does not currently have a sufficient number of common shares authorized to convert all of the Preferred stock. Under the terms of the Preferred Stock Agreement, Pease is obligated to take the appropriate steps to increase the number of authorized shares in the future. However, no assurance can be given at this time whether or not additional shares can or will be authorized.

In April 2001, Pease will also be required to pay off convertible debentures with a current outstanding balance of $2,782,500. During 1998 and into 1999, Pease has taken several steps to reduce general and administrative costs and management believes Pease will be able to generate positive operating cash flows in 2000. Management believes capital requirements for 2000 will be between $250,000 and $1,600,000. Accordingly, management believes that existing working capital, plus cash expected to be generated from operating activities will be sufficient to meet commitments for capital expenditures and other obligations of Pease through at least 2000. However, should the existing working capital not be sufficient to meet future obligations, Pease may have to consider other alternatives, including the sale of existing assets, cancellation of existing exploration agreements, farmouts, joint ventures, restructuring under the protection of the Federal Bankruptcy Laws and/or liquidation.

In response to historically poor financial results, a series of dry holes, and a crippled oil commodity market, Pease began in August 1998 to vigorously pursue a merger candidate. Pease's Board of Directors believed that a merger would, among other things, increase Pease's asset base and improve the chances of financing future opportunities. As a result of these efforts, Pease signed an Agreement and Plan of Merger ("Merger Agreement") on September 1, 1999 (and amended in December 1999) with Carpatsky Petroleum, Inc. (Carpatsky), a publicly held company traded on the Alberta Stock Exchange under the symbol "KPY." Carpatsky is engaged in production and development of oil, gas and condensate in the Republic of Ukraine with proven reserves much greater than Pease's. The transaction is still conditioned upon, among other things, regulatory and shareholder approvals. Pursuant to the terms of the proposed merger transaction, Pease will issue approximately 45 million shares of common stock plus 102.41 million shares of a newly designated preferred stock to acquire all the outstanding stock of Carpatsky. In addition, all of Pease's currently outstanding Series B Preferred Stock will be exchanged for approximately 8.9 million shares of common stock at the close of the transaction. All holders of the Series B Preferred Stock have agreed that no more dividends shall accrue or be paid on their holdings if the contemplated transaction with Carpatsky is ultimately consummated. They have also agreed not to sell or convert any outstanding shares of the Series B Preferred until the contemplated transaction

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


with Carpatsky is either completed or abandoned. Should a merger occur, Pease will be obligated to pay out of its existing working capital approximately $220,000 to the President/CFO of Pease. There is also a break-up fee of $250,000 payable by either defaulting party to the merger.

Principles of Consolidation - The accompanying financial statements include the accounts of Pease and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Cash and Equivalents - Pease considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Oil and Gas Properties - Pease's oil and gas producing activities are accounted for using the full cost method of accounting. Pease has one cost center (full cost pool) since all of its oil and gas producing activities are conducted in the United States. Under the full cost method, all costs associated with the acquisition, development and exploration of oil and gas properties are capitalized, including payroll and other internal costs that are directly attributable to these activities. For the years ended December 31, 1998 and 1997, capital expenditures include internal costs of $236,931 and $280,000, respectively. Proceeds from sales of oil and gas properties are credited to the full cost pool with no gain or lost recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Acquisition costs of unproved properties and costs related to exploratory drilling and seismic activities are initially excluded from amortization. These costs are periodically evaluated for impairment and transferred to properties being amortized when either proved reserves are established or the costs are determined to be impaired.

The capitalized costs related to all evaluated oil and gas properties are amortized using the units of production method based upon production and estimates of proved reserve quantities. Future costs to develop proved reserves, as well as site restoration, dismantlement and abandonment costs, are estimated based on current costs and are also amortized to expense using the units of production method.

The capitalized costs of evaluated oil and gas properties (net of accumulated amortization and related deferred income taxes) are not permitted to exceed the full cost ceiling. The full cost ceiling involves a quarterly calculation of the estimated future net cash flows from proved oil and gas properties, using current prices and costs and an annual discount factor of 10%. Accordingly, the full cost ceiling may be particularly sensitive in the near term due to changes in oil and gas prices or production rates.

Impairment of Long-Lived Assets - Pease performs an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If the net carrying value exceeds estimated undiscounted future net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value (see Note 11).

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Property, Plant and Equipment - Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment was calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                     Years
                                                     -----
           Gas plant                                   17
           Service equipment and vehicles             4-7
           Buildings and office equipment            7-15

Depreciation expense related to property, plant and equipment amounted to $328,164 and $429,012 for the years ended December 31, 1998 and 1997, respectively.

The costs of normal maintenance and repairs are charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

Non-compete Agreements - The costs of non-compete agreements were incurred in connection with the 1993 acquisition of substantially all of Pease's Rocky Mountain assets. These costs were being amortized over the terms of the two to ten-year agreements on a straight-line basis. At December 31, 1997, the remaining net book value of $260,682 was charged to impairment expense in connection with the sale of assets discussed in Note 2.

Debt Issuance Costs - Debt issuance costs relate to the $5 million private placement of convertible debentures discussed in Note 3. These costs are being amortized using the interest method.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

Pease's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, assumptions affecting the fair value of stock options and warrants, and oil and gas reserve quantities which are the basis for the calculation of amortization and impairment of oil and gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

Revenue Recognition - Pease recognizes gas plant revenues and oil and gas sales upon delivery to the purchaser. Revenues from oil field services are recognized as the services are performed. Oil field supply and equipment sales are recognized when the goods are shipped to the customer.

Net Loss Per Common Share -Net loss per common share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which requires disclosure of basic and diluted earnings per share (EPS). Basic EPS excludes dilution for potential common shares and is computed by dividing income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted EPS are the same in 1998 and 1997 as all potential common shares were antidilutive.

Stock Split - Effective December 1, 1998, the Board of Directors declared a 1 for 10 reverse stock split related to Pease's common stock. All share and per share amounts in the accompanying financial statements and notes have been retroactively restated for this stock split.

Stock-Based Compensation - Pease accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of Pease's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

In October 1995, the Financial Accounting Standards Board issued a new statement titled Accounting for Stock-Based Compensation. SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date and pro forma information be provided as to the fair value effects of transactions with employees. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123.

Unaudited Information - Pease's balance sheet as of September 30, 1999 and the statement of shareholders' equity for the period then ended as well as the statement of operations and cash flows for the nine months ended September 30, 1999 and 1998 are prepared by management without audit. However, in the opinion of management, such information includes all adjustments (consisting of normal and recurring items) necessary for the fair presentation of Pease's financial position and results of operations in conformity with generally accepted accounting principals.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


2.    ASSETS HELD FOR SALE:

During the fourth quarter of 1997, Pease's Board of Directors determined that Pease's long-term strategy had shifted to exploration and development activities in the Gulf Coast region and that the Rocky Mountain assets should be divested. Accordingly, Pease evaluated these assets for impairment and recognized a charge of $8,965,972 in 1997 to reduce the net carrying value of the assets to the estimated fair value of $4,048,000. These assets were sold during 1998 for cash proceeds of $3,054,000 and an additional payment of $100,000 was received in April 1999.

The results of operations, exclusive of the impairment charge, related to the Rocky Mountain assets are as follows:

                                                   1998              1997
                                                   ----              ----

      Revenues                                $ 1,488,843        $ 3,683,000
      Operating costs and expenses             (1,394,141)        (2,368,000)
      Depreciation and amortization              (549,816)        (1,606,000)
                                                ---------         ----------
         Loss from operations                 $  (455,114)       $  (291,000)
                                                =========          =========


Pease recognized an additional impairment charge in 1998 of $313,953, to account for the difference between the net realizable value estimated in 1997 and the actual amount realized in 1998.


3.    DEBT FINANCING ARRANGEMENTS:

Long-Term Debt - Long-term debt consists of the following:

                                                             September 30,        December 31,
                                                                 1999                1998
                                                             ------------         -----------
                                                             (Unaudited)
     Convertible debentures, interest at 10%, due April 2001,
          unsecured.                                           $2,782,500         $2,782,500
     Less unamortized discount                                   (347,284)          (511,787)
                                                                ---------          ---------
            Net carrying value                                  2,435,216          2,270,713
                                                                --------          ---------
     Note payable to bank, interest at 8.5%, monthly payments of
          $669, due March 2003, collateralized by vehicle          24,031             28,373
                                                                ---------          ---------
             Total long-term debt                               2,459,257          2,299,086
     Less current maturities                                       (5,741)            (5,825)
                                                                ---------          ---------

              Long-term debt, less current maturities          $2,453,506         $2,293,261
                                                                =========         ==========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


     Aggregate maturities of long-term debt are as follows:

                                                  As of                As of
                                               September 30,        December 31,
     Years Ending December 31,                     1999                1998
     ------------------------                  ------------         ------------
                                                (Unaudited)

              1999                             $     1,483          $     5,825
              2000                                   6,340                6,340
              2001                               2,442,116            2,277,613
              2002                                   7,510                7,510
              2003                                   1,798                1,798
                                                ----------          -----------
                                               $ 2,459,247          $ 2,299,086
                                                ==========          ===========

Convertible Debentures and Consulting Agreement - In March 1996, Pease entered into a consulting agreement with a company (the "Consultant") that specializes in developing and implementing capitalization plans, including the utilization of debt capital in business operations. The agreement expired in February 1999, and provides for minimum monthly cash payments of $17,500. In addition to cash compensation, Pease agreed to grant warrants to purchase 100,000 shares of Pease's common stock. The exercise price of the warrants is $7.50 per share and they expire in March 2001.

In April 1996, Pease, with the assistance of the Consultant, initiated a private placement to sell up to $5,000,000 of collateralized convertible debentures in the form of "Units." Each Unit consists of one $50,000 five-year 10% collateralized convertible debenture and detachable warrants to purchase 2,500 shares of Pease's common stock at $12.50 per share (see Note 7 for additional information with respect to the warrants). In November 1996, the offering was completed and Pease was successful in selling the entire $5,000,000 generating net cash proceeds of $4,300,000. The estimated fair value of the detachable warrants of $1,829,000 is treated as a discount and is being amortized using the interest method. The debentures were initially collateralized by a first priority interest in certain Rocky Mountain oil and gas properties owned and operated by Pease.

The debentures are convertible, at the holder's option, into Pease's common stock for $30.00 per share and may be redeemed by Pease, in whole or in part, beginning at a premium of 110% of the original principal amount subject to adjustment beginning on April 25, 1999. During the year ended December 31, 1997, the holders of $1,025,000 of debentures elected to convert to 341,665 shares of common stock. Effective October 1, 1998, the holders of the debentures voted to amend the debentures to release the oil and gas properties which previously collateralized this debt. In exchange for this release, Pease agreed to retire 30% of the outstanding principal balance which amounted to an aggregate of $1,192,500. Interest on the debentures is payable quarterly and the principal balance is due on April 15, 2001.

Pease also agreed to pay the Consultant a fee equal to 2% of the net proceeds from the private placement and up to 7% of the net proceeds from any warrants which are exercised during the term of the agreement or up to six months after

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


termination in certain circumstances. All of the compensation paid to the Consultant is limited to 15% of the gross proceeds generated from the private placement, exercise of warrants, or other debt or equity financings that may be consummated during the term of the agreement. In August 1996, a major shareholder of the Consultant was elected to Pease's Board of Directors.


4.    INCOME TAXES:

Deferred tax assets (liabilities) as of December 31, 1998 and 1997 are comprised of the following:

                                                         1998           1997
                                                         ----           ----
Long-term assets:
  Net operating loss carryforwards ...............   $ 7,897,000    $ 5,816,000
  Property, plant and equipment ..................     1,178,000        229,000
  Tax credit carryforwards .......................       294,000        294,000
  Percentage depletion carryforwards .............       160,000        120,000
  Other ..........................................        21,000         41,000
                                                     -----------   ------------
         Total ...................................     9,550,000      6,500,000

  Less valuation allowance .......................    (9,550,000)    (6,500,000)
                                                     -----------   ------------

         Net long-term asset .....................   $      --      $      --
                                                     ===========    ===========

During the years ended December 31, 1998 and 1997, Pease increased the valuation allowance by $3,050,000 and $5,865,000, respectively, primarily due to an increase in the net operating loss carryforwards which are not considered to be realizable. Pease has provided a valuation allowance for the net operating loss and credit carryforwards based upon the various expiration dates and the limitations which exist under IRS Sections 382 and 384.

At December 31, 1998, Pease had net operating loss carryforwards for income tax purposes of approximately $18.9 million, which expire primarily in 2008 through 2018. Some of these net operating losses are subject to limitations under IRS Sections 382 and 384, particularly should a significant number of Series B Preferred stock convert into common stock in the future. Additionally, Pease has tax credit carryforwards at December 31, 1998, of approximately $294,000 and percentage depletion carryforwards of approximately $429,000.


5. COMMITMENTS AND CONTINGENCIES:

Employment Agreements - During 1994, the Board of Directors approved employment agreements with Pease's executive officers. The agreements may be terminated by the officers upon 90 days notice or by Pease without cause upon 30 days notice. In the event of a termination by Pease without cause, Pease would be required to pay the officers their respective salaries for one to three years. If the termination occurs following a change in control, Pease would be required to make lump sum payments equivalent to two to three years salary for each of the officers.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Profit Sharing Plan - Pease has established a 401(k) profit sharing plan that covers all employees with six months of service who elect to participate in the Plan. The Plan provides that the employees may elect to contribute up to 15% of their salary to the Plan. All of Pease's contributions are discretionary and amounted to $5,401 and $5,669 for the years ended December 31, 1998 and 1997, respectively.

Environmental - Pease is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Pease to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Year 2000 Issue - Pease has conducted a review of its computer systems to identify the systems that could be affected by the "year 2000" issue. The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of Pease's programs that have time-sensitive software may recognize a date using `00' as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

Pease does not believe that the year 2000 problem will pose a material operations problem for Pease. Pease's computer software providers have assured Pease that all of Pease's software is or will be year 2000 compliant (i.e., will function properly in the year 2000 and beyond). Pease's accounting software providers have asserted they will provide written assurance that its products are or will be year 2000 compliant. To Pease's knowledge, after investigation, no "imbedded technology" (such as microchips in an electronic control system) of Pease poses a material Year 2000 problem.

Because Pease believes that it has no material internal year 2000 problems, Pease has not expended and does not expect to expend a significant amount of funds to address year 2000 issues. It is Company policy to continue to review its suppliers' Year 2000 compliance and require assurance of Year 2000 compliance from new suppliers; however, such monitoring does not involve a significant cost to Pease.

Pease is materially dependent on Plains Marketing, L.P. (Plains), National Energy Group, Inc. (NEG) and Amerada Hess Corporation (AHC) for the delivery and payment of Pease's oil and natural gas. These companies in turn are dependent on various third party vendors for delivery and payment. Pease has or will request written assurances from Plains, NEG and AHC that they have examined their year 2000 issues. However, as of the date of this report, Pease has not received a response. Pease will continue to request such assurance but it should be emphasized that no assurance can be given at this time that Plains, NEG or AHC, or their third party vendors are or will be year 2000 compliant.

In the event that one or more of Pease's vendors, including Plains, NEG, AHC, and their respective vendors, were to have a material Year 2000 problem, Pease believes that the foreseeable consequences would be a temporary delay in revenue collection caused by an interruption in computerized billing (and not an interruption in the actual flow of Pease's oil or natural gas), which may have a substantial impact on Pease's ability to conduct operations. Pease does not have any contingency plan to address this possibility (see Note 11).

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Bankruptcy of Third Party Operator - In December 1998, National Energy Group, Inc. filed an Involuntary Petition for an Order and Relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in United States Bankruptcy Court for the Northern District of Texas, Dallas Division. As operator of the East Bayou Sorrel field, which represents a majority of Pease's current production, the bankruptcy petition might adversely effect future development or operation of the field; however, Pease does not expect that its interest in the field or production from currently existing wells will be affected.

Pease does have an unsecured claim in the bankruptcy proceeding for various amounts which Pease believes were paid to National Energy Group, Inc. as operator in connection with the drilling of existing wells. Collection of these amounts may be delayed or may not occur, pending disposition of National Energy Group, Inc.'s reorganization proceeding. The total claim is approximately $80,000. However, no amount has been recorded in the financial statements as of December 31, 1998.

Contingencies - Pease may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. Pease is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.


6. PREFERRED STOCK:

Pease has the authority to issue up to 2,000,000 shares of Preferred Stock, which may be issued in such series and with such preferences as determined by the Board of Directors. During 1993, Pease issued 1,170,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"). Each share of Series A Preferred Stock was entitled to receive dividends at 10% per annum when, as and if declared by Pease's Board of Directors. Unpaid dividends accrued and were cumulative. During 1997, the holders of all remaining shares of Series A Preferred Stock elected to convert to 56,990 shares of common stock pursuant to the original conversion terms. Upon conversion, the holders also received warrants to purchase 56,990 shares of common stock at $60.00 per share through August 13, 1998. On March 4, 1998, the expiration date of these warrants was extended for one year.

In December 1997, the Board of Directors authorized a new series of preferred stock which was designated as the Series B 5% PIK Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). Pease has authority to issue up to 145,300 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into common stock at a conversion price equal to a 25% discount to the average trading price of the common stock prior to conversion. This discount started at 12% in April 1998 and increased periodically until it topped out at 25%. The discount was being accounted for as an additional dividend on the Series B Preferred Stock which was recognized as a charge to earnings applicable to common stockholders in 1998. The Series B Preferred Stock provides for a liquidation preference of $50 per share and the holders are entitled to dividends at $2.50 per annum, payable quarterly in cash or additional shares of Series B Preferred Stock at the option of Pease.

However, in connection with the contemplated merger with Carpatsky Petroleum, Inc., the Preferred stockholders have signed Agreements Not to Sell or Convert Securities which, among other things, stated that Pease's obligation to accrue and pay additional dividends on the Series B Preferred stock shall be deferred from the date that an Agreement and Plan of Merger with Carpatsky Petroleum,

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Inc. is signed. Therefore, dividends were accrued and paid to the Preferred stockholders through the close of business on September 1, 1999. If the merger with Carpatsky Petroleum, Inc. is consummated, there will be no further dividends accrued or paid. If the merger is not consummated, Pease shall at that time accrue and pay dividends for the period from September 1, 1999 through the date on which the merger is abandoned.

Beginning in June 1999, Pease may force the holders to convert to common stock at a conversion price that generally represents a 25% discount from the fair value of the common stock.

If not previously converted, Pease is required to redeem the Series B Preferred Stock on December 31, 2002 at a price equal to the Liquidation Preference. On December 31, 1997, Pease issued 113,333 shares of Series B Preferred Stock for $5,666,650.

In connection with the issuance of this preferred stock, Pease agreed to issue warrants to the placement agent for 32,380 shares of common stock at $17.50 per share.


7. STOCK-BASED COMPENSATION:

Stock Option Plans - Pease's shareholders have approved the following stock option plans that authorize an aggregate of 185,732 shares for stock options that may be granted to officers, directors, employees, and consultants: 9,000 shares in June 1991; 27,732 shares in June 1993; 15,000 shares in June 1994; 34,000 shares in August 1996; and 100,000 shares in May 1997.

The plans permit the issuance of incentive and nonstatutory options and provide for a minimum exercise price equal to 100% of the fair market value of Pease's common stock on the date of grant. The maximum term of options granted under the plan is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term.

No options may be granted after 10 years from the adoption date of each plan. The following is a summary of activity under these stock option plans for the years ended December 31, 1998 and 1997:

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


                                             1998                   1997
                                    ----------------------- -------------------
                                                   Weighted            Weighted
                                                    Average             Average
                                      Number       Exercise   Number   Exercise
                                    of Shares        Price  of Shares    Price

Outstanding, beginning of year ....  118,880    $   19.61     62,130  $   10.20

       Canceled ...................  (46,350)       21.36     (2,483)     21.60
       Expired ....................   (1,500)       29.40       (500)     34.40
       Repriced ...................  (20,000)       26.90       --         --
       Granted ....................   20,000        11.25     64,000      28.30
       Exercised ..................     --           --       (4,267)     10.60
                                    --------                 --------

Outstanding, end of year ..........   71,030    $   13.85    118,880   $  19.60
                                    ========                 =======

There have been no significant changes to outstanding options other than 6,250 options expiring as a result of an employee and a director terminating with Pease subsequent to December 31, 1998.

For all options granted during 1998 and 1997, the market price of Pease's common stock on the grant date was approximately equal to the exercise price. All options are currently exercisable and if not previously exercised, will expire as follows:

                                                 Range of          Weighted
                                             Exercise Prices        Average
     Year Ending December 31,                ---------------       Exercise        Number
     -----------------------                 Low        High         Price        of Shares
                                             ---        ----       ---------      ---------
             2000                           $ 7.00    $  8.30       $ 7.84          25,432
             2001                            10.00      18.10         13.41         12,348
             2002                             5.00       5.00          5.00         10,000
             2003                            17.50      29.70         24.45         23,250
                                                                                  --------
                                                                    $ 13.85         71,030
                                                                                  ========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Warrants and Non-Qualified Stock Options - Pease has also granted warrants and non-qualified options which are summarized as follows for the years ended December 31, 1998 and 1997:
                                                   1998                    1997

                                           ---------------------   ---------------------
                                                        Weighted                Weighted
                                                         Average                 Average
                                             Number      Exercise      Number    Exercise
                                           of Shares      Price      of Shares    Price
                                           ---------    ---------   ----------  ---------
Outstanding, beginning of year .........    587,790    $   43.11      721,659    $   29.50

Granted to:
  Beta Capital Group, Inc. (Note 4) ....        --          --         10,000        37.50
  Consultants ..........................        --          --          5,000        15.00
  Directors for services ...............        --          --          5,000        30.30
  Former officer and directors for
         severance .....................     39,850        14.88         --            --
  Brokers and underwriter in ...........        --          --         62,275        22.60
  private placements
  Issued to underwriter and former
         holders of preferred stock
         upon conversion ..............         --          --        103,116        57.10
  Expired .............................     (57,444)       45.81         (500)       12.50

  Exercised ...........................        (125)        7.50     (318,760)       12.50
                                           --------                 ---------

Outstanding, end of year ...............    570,071    $   40.87      587,790    $   43.11
                                           ========                 =========


If not previously exercised, warrants and non-qualified options will expire as follows:

                                       Range of         Weighted
                                    Exercise Prices      Average
     Year Ending December 31,       ---------------      Exercise      Number
     ------------------------       Low        High       Price        of Shares
                                    ---        ----      --------      ---------
            1999                   $ 20.00    $ 60.00    $ 57.61        339,546
            2000                     5.00       71.90      18.58         66,845
            2001                     7.50       37.50      10.79         98,900
            2002                    17.50       30.30      22.05         64,780
                                                                       --------

                                                         $ 40.87        570,071
                                                                       ========

Other than the 339,546 warrants expiring unexercised in 1999, there have been no changes in warrants outstanding subsequent to December 31, 1998.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Pro Forma Stock-Based Compensation Disclosures - Pease applies APB Opinion 25 and related interpretations in accounting for stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of Pease's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Pease's net loss and loss per share would have been changed to the pro forma amounts indicated below.

                                                      Years Ended December 31,
                                                      ------------------------
                                                        1998            1997
                                                        ----            ----
Net loss applicable to common stockholders:
       As reported ...........................   $  (12,694,965)   $(15,985,036)
       Pro forma .............................      (13,171,965)    (16,507,036)
Net loss per common share:
       As reported ...........................   $        (7.99)   $     (12.20)
       Pro forma .............................            (8.29)         (12.60)

The weighted average fair value of options and warrants granted to employees for the years ended December 31, 1998 and 1997 was $2.24 and $16.30, respectively. The fair value of each employee option and warrant granted in 1998 and 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     Years Ended December 31,
                                                     -----------------------
                                                        1998         1997
                                                        ----         ----

     Expected volatility ............................   80.0%        63.7%
     Risk-free interest rate ........................    5.6%         6.0%
     Expected dividends .............................     --           --
     Expected terms (in years) ......................    2.2          4.0


8. FINANCIAL INSTRUMENTS:

SFAS No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1998, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. Management estimates that fair value is approximately equal to carrying value of the convertible debentures since market interest rates have not changed significantly since the offering commenced.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


9. SIGNIFICANT CONCENTRATIONS:

Substantially all of Pease's accounts receivable at December 31, 1998, result from crude oil and natural gas sales to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact Pease's overall credit risk, either positively or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether to require collateral from a significant customer or joint interest owner, Pease analyzes the entity's net worth, cash flows, earnings, and/or credit ratings. Receivables are generally not collateralized; however, receivables from joint interest owners are subject to collection under operating agreements which generally provide lien rights. Historical credit losses incurred on trade receivables by Pease have been insignificant.

For the years ended December 31, 1998 and 1997, Pease had oil sales to a single customer which accounted for 20% of total revenues.

Substantially all of Pease's cash and temporary cash investments are held at a single financial institution. Pease does not maintain insurance to cover the risk that cash and temporary investments with a single financial institution may be in excess of amounts insured by federal deposit insurance.


10. OIL AND GAS PRODUCING ACTIVITIES:

Property Acquisitions - In January 1997, Pease completed the acquisition of a 7.8125% after prospect payout working interest in a producing oil and gas prospect in Louisiana. The prospect is operated by National Energy Group, Inc.
(NEGX), an independent oil and gas producer. The purchase price was $1,750,000 which consisted of $875,000 in cash and the issuance of 31,500 shares of Pease's common stock with a fair value of $875,000. In February 1997, Pease entered into agreements with unaffiliated parties for the purchase of a 10% working interest in this prospect for $2.5 million.

Full Cost Amortization Expense - Amortization expense amounted to $1,914,262 and $2,195,364 for the years ended December 31, 1998 and 1997, respectively. Amortization expense per equivalent units of oil and gas produced amounted to $9.52 and $10.77 for the years ended December 31, 1998 and 1997, respectively. Natural gas is converted to equivalent units of oil on the basis of six Mcf of gas to one equivalent barrel of oil.

Unevaluated Oil and Gas Properties - At December 31, 1998, unevaluated oil and gas properties consist of the following (see Note 11):


     Unproved property acquisition costs       $ 1,096,030
     Seismic and lease option costs              1,320,735
     Interest cost                                 399,710
                                                ----------
                                               $ 2,816,475
                                                ==========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


All unevaluated costs were incurred during 1997 and 1998 and management expects that planned activities will enable the evaluation of substantially all of these costs by the end of 2000.

Capitalization of Interest - For the years ended December 31, 1998 and 1997, Pease capitalized interest costs of $854,483 and $323,642, respectively, related to unevaluated oil and gas properties and other exploration activities.

Full Cost Ceiling - During 1998, Pease recognized an impairment charge of $7,278,818 due to the full cost ceiling limitation of which $4,739,775 was recognized in the fourth quarter. The fourth quarter impairment charge is substantially attributed to the expiration of certain previously unevaluated leases, the continuing collapse of oil prices and one dry hole.

Costs Incurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended December 31, 1998 and 1997:

                                               1998              1997
                                               ----              ----

    Property acquisition costs              $     --         $ 4,266,955
    Development costs                           13,468           734,235
    Exploration costs                        6,799,382         9,499,572
                                            ----------       -----------

         Total                              $6,812,850       $14,500,762
                                            ==========       ===========

Results of Operations from Oil and Gas Producing Activities - Results of operations from oil and gas producing activities (excluding natural gas marketing and trading, well administration fees, general and administrative expenses, and interest expense) for the years ended December 31, 1998 and 1997 are presented below.

                                          1998                1997
                                          ----                ----

    Oil and gas sales                $  2,360,000        $  3,168,000
    Production costs                   (1,050,000)         (1,487,000)
    Amortization expense               (1,914,000)         (2,195,000)
    Impairment expense                 (7,279,000)         (9,506,000)
                                      -----------         -----------

     Results of operations from oil and
     gas producing activities         $(7,883,000)       $(10,020,000)
                                      ===========        ============

Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by Pease's consulting petroleum engineers. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. All proved oil and gas reserves are located in the United States. At December 31, 1997, approximately 70% of Pease's proved oil

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


and gas reserve quantities were located in the Rocky Mountain Region. As discussed in Note 2, Pease has divested these properties. The following table presents estimates of Pease's net proved oil and gas reserves, and changes therein for the years ended December 31, 1998 and 1997.

                                                                 1998                                  1997
                                                        ---------------------                ----------------------
                                                          Oil            Gas                   Oil             Gas
                                                        (bbls)          (mcf)                (bbls)           (mcf)
                                                        -----           -----                 -----           -----
Proved reserves, beginning of year ................    1,085,000         4,535,000         1,175,000         4,833,000
       Purchase of minerals in place ..............         --                --             165,000           209,000
       Sale of minerals in place ..................     (725,000)       (2,848,000)          (16,000)          (45,000)
       Extensions, discoveries, and other
              additions ...........................      129,000           517,000           229,000         1,295,000
       Revisions of previous estimates ............     (105,000)         (286,000)         (345,000)       (1,274,000)
       Production .................................     (109,000)         (550,000)         (123,000)         (483,000)
                                                      ----------        ----------        ----------        ----------

Proved reserves, end of year ......................      275,000         1,368,000         1,085,000         4,535,000
                                                      ==========        ==========        ==========        ==========

Proved developed reserves, beginning of year ......      930,000         3,833,000         1,034,000         4,078,000
                                                      ==========        ==========        ==========        ==========

Proved developed reserves, end of year ............      261,000           920,000           930,000         3,833,000
                                                      ==========        ==========        ==========        ==========

The downward revisions in both 1997 and 1998 were primarily attributable to: a.) substantially lower oil and gas prices at their respective year ends when compared to the prior year, and b.) previously recorded undeveloped reserves were removed as a result of drilling dry holes.

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - SFAS No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Pease has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect Pease's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


the standardized measure computations since these estimates are the basis for the valuation process.

The following summary sets forth Pease's future net cash flows relating to proved oil and gas reserves as of December 31, 1998 and 1997 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                                                       1998                                  1997
                                                       ----              ---------------------------------------------
                                                       Gulf              Gulf                Rocky
                                                       Coast             Coast             Mountain              Total
                                                       -----             -----             --------              -----
Future cash inflows ............................ $  6,117,000        $  8,560,000        $ 18,202,000        $ 26,762,000
Future production costs ........................   (1,519,000)         (1,237,000)         (7,947,000)         (9,184,000)
Future development costs .......................     (544,000)         (1,527,000)         (1,680,000)         (3,207,000)
Future income tax expense ......................         --                  --                  --                  --
                                                 ------------        ------------        ------------        ------------

              Future net cash flows ............    4,054,000           5,796,000           8,575,000          14,371,000

10% annual discount for estimated timing of
   cash flow ...................................   (1,103,000)         (1,336,000)         (3,357,000)         (4,693,000)
                                                 ------------        ------------        ------------        ------------
Standardized measure of discounted future
   net cash flows .............................. $  2,951,000        $  4,460,000        $  5,218,000        $  9,678,000
                                                 ============        ============        ============        ============

Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1998 and 1997:


     Standardized Measure, beginning of year ..................         9,678,000 $ 11,980,000

     Sale of oil and gas produced, net of production costs ....        (1,310,000)  (1,681,000)
     Purchase of minerals in place ............................              --      2,231,000
     Sale of minerals in place ................................        (5,109,000)    (121,000)
     Net changes in prices and production costs ...............        (1,031,000)  (8,437,000)
     Net changes in estimated development costs ...............           907,000     (185,000)
     Revisions of previous quantity estimates .................        (2,874,000)  (2,179,000)
     Discoveries, extensions, and other additions .............         1,722,000    3,214,000
     Accretion of discount ....................................           968,000    1,198,000
     Changes in income taxes, net .............................              --      3,658,000
                                                                     ------------ ------------

     Standardized Measure, end of year ........................      $  2,951,000 $  9,678,000
                                                                     ============ ============

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


11. SUBSEQUENT EVENTS (UNAUDITED):

Pease is not aware of any significant computer malfunctions associated with Y2K on January 1, 2000 with its internal operations or its major vendors.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carpatsky Petroleum, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Carpatsky Petroleum, Inc. and subsidiary (Carpatsky), as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of Carpatsky's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carpatsky Petroleum, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Carpatsky's principal operations are in Ukraine. As discussed in Note 1 to the financial statements, there is a considerable degree of uncertainty in Ukraine surrounding the likely future direction of its domestic economic policy, regulatory policy, and political development. Further, the economy of Ukraine has entered a period of economic and financial difficulty. The impact of these difficulties, includes, but is not limited to, a significant devaluation of Ukraine's currency and an increasing rate of inflation. Accordingly, there are significant uncertainties within Ukraine that may affect the financial condition of Carpatsky, its future operations, the recoverability of its assets and its ability to maintain or pay its obligations as they mature. Carpatsky has been affected and will likely, for the foreseeable future, continue to be affected by prolonged economic instability in the Ukraine.

The accompanying consolidated financial statements have been prepared assuming that Carpatsky will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, Carpatsky has incurred substantial losses from operations and has a working capital deficit. These conditions and other matters discussed in Note 1 raise substantial doubt about Carpatsky's ability to continue as a going concern. Management's plans with regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ HEIN + ASSOCIATES LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
November 2, 1999

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                                     SEPTEMBER 30,            DECEMBER,31,
                                                                                         1999                     1998
                                                                                     ------------             -----------
                                                                                     (Unaudited)
                                     ASSETS

CURRENT ASSETS:
       Cash and equivalents ......................................................   $    128,414         $     25,434
       Stock subscriptions receivable ............................................        237,500                 --
          Trade receivables, net of allowance for bad debts of $2,453,304
              (unaudited) and $760,679, respectively .............................         56,796               44,830
       Inventories ...............................................................        118,214               47,356
       VAT refundable ............................................................        112,147               87,341
       Prepaid expenses and other ................................................         27,344                3,542
                                                                                     ------------         ------------
               Total current assets ..............................................        680,415              208,503
                                                                                     ------------         ------------
OIL AND GAS PROPERTIES, using the full cost method:
       Evaluated properties ......................................................     10,008,626            9,113,863
       Accumulated depreciation and depletion ....................................       (385,297)             (86,469)
                                                                                     ------------         ------------
             Net oil and gas properties ..........................................      9,623,329            9,027,394
                                                                                     ------------         ------------
   OTHER ASSETS:
       VAT refundable ............................................................        405,853              419,566
       Deferred acquisition costs ................................................         92,088                 --
       Loan to Ukrainian joint venture partner ...................................         71,486               55,000
     Furniture and equipment, net of accumulated depreciation of 60,622
           (unaudited) and $49,215 ...............................................         30,497               41,153
                                                                                     ------------         ------------
            Total other assets ...................................................        599,924              515,719
                                                                                     ------------         ------------
   TOTAL ASSETS ..................................................................   $ 10,903,668         $  9,751,616
                                                                                     ============         ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
       Current maturities of long-term debt ......................................   $    548,914         $    548,914
       Accounts payable ..........................................................      3,624,695            3,645,289
       Taxes payable .............................................................        885,589              290,508
       Accrued expenses ..........................................................        257,289              325,145
       Due to officers and directors .............................................        184,928               40,018
                                                                                     ------------         ------------
             Total current liabilities ...........................................      5,501,415            4,849,874

   LONG-TERM DEBT, less current maturities .......................................           --              2,007,707
                                                                                     ------------         ------------

   COMMITMENTS AND CONTINGENCIES (NOTES 1, 5, 9, AND 11)

   STOCKHOLDERS' EQUITY:
     Common stock, no par value; unlimited authorized shares; 75,128,263
        (unaudited) and 40,796,246 shares issued and outstanding, respectively ...      9,174,921            5,410,350
     Accumulated deficit .........................................................     (3,772,668)          (2,516,315)
                                                                                     ------------         ------------
                Total stockholders' equity .......................................      5,402,253            2,894,035
                                                                                     ------------         ------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....................................   $ 10,903,668         $  9,751,616
                                                                                     ============         ============



     The accompanying notes are an integral part of these consolidated financial statements.

                              CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                                   FOR THE YEARS ENDED
                                                                    NINE MONTHS ENDED                   DECEMBER 31,
                                                                   --------------------            --------------------
                                                                   1999            1998            1998            1997
                                                                   ----            ----            ----            ----
                                                                (Unaudited)     Unaudited)
   OIL AND GAS SALES
       Total sales ........................................   $  1,778,258    $    348,572    $    768,851    $     98,683
       Less allowance for doubtful accounts ...............     (1,617,752)       (196,313)       (543,186)        (13,050)
                                                              ------------    ------------    ------------    ------------
            Net oil and gas sales .........................        160,506         152,259         225,665          85,633

   OPERATING COSTS AND EXPENSES:
       Oil and gas production costs .......................        736,096         187,938         307,561          82,351
       Depreciation, depletion and amortization ...........        273,263          39,527          85,385          19,204
       General and administrative .........................        742,081         501,463         552,391         805,218
                                                              ------------    ------------    ------------    ------------
              Total operrating costs and expenses .........      1,751,440         728,928         945,337         906,773
                                                              ------------    ------------    ------------    ------------
   LOSS FROM OPERATIONS ...................................     (1,590,934)       (576,669)       (719,672)       (821,140)
                                                               ------------    ------------    ------------    ------------
   OTHER INCOME (EXPENSES):
       Interest income ....................................           --              --              --             6,462
       Net barter income ..................................         46,535          36,334           4,710          33,826
       Interest expense ...................................       (236,042)       (225,711)       (318,512)        (89,564)
       Amortization of debt discount ......................           --          (657,895)       (657,895)       (139,377)
       Gain on the net monetary position ..................        859,293       1,457,144       1,477,213          44,059
                                                              ------------    ------------    ------------    ------------
            Total other income (expenses) .................        669,786         609,872         505,516        (144,594)
                                                              ------------    ------------    ------------    ------------
   INCOME (LOSS) BEFORE TAXES .............................       (921,148)         33,203        (214,156)       (965,734)

   INCOME TAXES ...........................................       (335,205)           --          (132,388)           --
                                                              ------------    ------------    ------------    ------------

   NET INCOME (LOSS) ......................................   $ (1,256,353)   $     33,203    $   (346,544)   $   (965,734)
                                                              ============    ============    ============    ============

   NET INCOME (LOSS) PER SHARE ............................   $      (0.03)   $    *          $      (0.01)   $      (0.03)
                                                              ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES
       OUTSTANDING ........................................     40,796,246      40,796,246      40,796,246      31,691,266
                                                              ============    ============    ============    ============

----------------------
* Less than $0.01 per share


     The accompanying notes are an integral part of these consolidated financial statements.

                              CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH SEPTEMBER 30, 1999

                                                                            VOTING
                                                                         COMMON STOCK
                                                                    ------------------------          ACCUMULATED
                                                                    SHARES            AMOUNT            DEFICIT             TOTAL
                                                                    ------            ------          -----------           -----
BALANCES, January 1, 1997 ...............................        24,074,677       $ 1,441,127        $(1,204,037)       $   237,090

    Exercise of options and warrants ....................         1,501,161           279,006               --              279,006
    Issuance of stock in private placements .............        14,681,108         2,914,000               --            2,914,000
    Issuance of stock in lieu of commission .............           539,300           107,860               --              107,860
    Issuance costs ......................................              --            (226,475)              --             (226,475)
    Estimated fair value of warrants and
           options issued ...............................              --             426,852               --              426,852
    Net loss ............................................              --                --             (965,734)          (965,734)
                                                                -----------       -----------        -----------        -----------

BALANCES, December 31, 1997 .............................        40,796,246         4,942,370         (2,169,771)         2,772,599

  Estimated fair value of warrants and
           options issued ...............................              --             467,980               --              467,980
    Net loss ............................................              --                --             (346,544)          (346,544)
                                                                -----------       -----------        -----------        -----------

BALANCES, December 31, 1998 .............................        40,796,246         5,410,350         (2,516,315)         2,894,035

  Conversion of long-term debt to equity
           (unaudited) ..................................        18,525,344         2,456,264               --            2,456,264
  Issuance of stock in private placements
           (unaudited) ..................................        13,333,340         1,000,000               --            1,000,000
  Settlement of liabilities for stock
           (unaudited) ..................................         1,520,000           220,000               --              220,000
  Issuance of stock in lieu of commission
           (unaudited) ..................................           953,333            71,500               --               71,500
  Issuance costs (unaudited) ............................              --              (5,248)              --               (5,248)
  Estimated fair value of options issued
           (unaudited) ..................................              --              22,055               --               22,055
     Net loss (unaudited) ...............................              --                --           (1,256,353)        (1,256,353)
                                                                -----------       -----------        -----------        -----------

BALANCES, September 30, 1999
   (Unaudited) ..........................................        75,128,263       $ 9,174,921        $(3,772,668)       $ 5,402,253
                                                                ===========       ===========        ===========        ===========



     The accompanying notes are an integral part of these consolidated financial statements.

                              CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                       FOR THE YEARS ENDED
                                                                         NINE MONTHS ENDED                DECEMBER 31,
                                                                        -------------------           --------------------
                                                                        1999           1998           1998            1997
                                                                        ----           ----           ----            ----
                                                                    (Unaudited)    (Unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss) .........................................   $(1,256,355)   $    33,203    $  (346,544)   $  (965,734)
     Adjustments  to reconcile net income (loss) to net cash
        provided by (used in) operating activities:
             Depreciation and depletion ........................       273,263         39,527         85,385         19,204
             Estimated fair value of warrants and options
                   issued ......................................        22,055         42,980         42,980         54,580
             Amortization of debt issuance costs ...............          --          657,895        657,895        139,377
             Provision for doubtful accounts ...................     1,617,752        196,313        543,185         13,050
             Stock issued for services .........................       195,500           --             --             --
             Net monetary (gain) or loss .......................      (859,293)    (1,457,144)    (1,477,213)       (44,059)
                                                                   -----------    -----------    -----------    -----------
                  Cash flow before working capital
                      adjustments ..............................        (7,078)      (487,226)      (494,312)      (783,582)
             Changes in operating assets and liabilities:
                   Decrease (increase) in:
                          Receivables ..........................    (1,779,174)      (453,291)      (931,191)      (201,906)
                          Prepaid expenses and other ...........       (20,645)        10,357         40,852        (33,228)
                          Inventory ............................       (70,732)        68,088         41,011        (73,014)
                   Increase (decrease) in:
                          Accounts payable .....................       747,957        964,244      1,646,029        107,044
                          Accrued expenses .....................     1,112,866        742,710        585,680        113,074
                                                                   -----------    -----------    -----------    -----------
         Net cash provided by (used in) operating activities ...       (16,806)       844,882        888,069       (871,612)

 CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures principally for oil and gas activities      (528,892)    (1,491,860)    (1,540,543)    (3,449,211)
     Loan to Ukrainian joint venture ...........................       (16,486)        (5,500)        (5,500)       (49,500)
     Deferred acquisition costs ................................       (92,088)          --             --             --
                                                                   -----------    -----------    -----------    -----------
         Net cash used in investing activities .................      (637,466)    (1,497,360)    (1,546,043)    (3,498,711)

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of:
         Common stock ..........................................       762,500           --             --        2,914,000
         Convertible term note .................................          --          600,000        600,000        600,000
         Debentures ............................................          --             --             --        1,000,000
         Warrants and options ..................................          --             --             --          279,006
     Offering costs related to issuance of common stock ........        (5,248)          --             --         (118,614)
     Payment on debenture ......................................          --             --             --         (230,384)
                                                                   -----------    -----------    -----------    -----------
         Net cash provided by financing activities .............       757,252        600,000        600,000      4,444,008
                                                                   -----------    -----------    -----------    -----------

 NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ...............       102,980        (52,478)       (57,974)        73,685

 CASH AND EQUIVALENTS, beginning of period .....................        25,434         83,408         83,408          9,723
                                                                   -----------    -----------    -----------    -----------
 CASH AND EQUIVALENTS, at end of period ........................   $   128,414    $    30,930    $    25,434    $    83,408
                                                                   ===========    ===========    ===========    ===========
 SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash payments for:
         Interest ..............................................   $      --      $    15,572    $    15,572    $    39,617
                                                                   ===========    ===========    ===========    ===========
         Income taxes ..........................................   $   202,585    $      --      $      --      $      --
                                                                   ===========    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
            AND FINANCING ACTIVITIES:
     Increase (decrease) in payables for oil and gas
                properties .....................................   $   294,856    $ 1,041,868    $ 1,201,331    $ 2,466,566
                                                                   ===========    ===========    ===========    ===========
     Conversion of notes/debentures, including principal
                and accrued interest, to common stock ..........   $ 2,456,264    $      --      $      --      $      --
                                                                   ===========    ===========    ===========    ===========
     Conversion of accounts payable to common stock ............   $    96,000    $      --      $      --      $      --
                                                                   ===========    ===========    ===========    ===========
     Fair value of warrants issued for debt discount ...........   $      --      $      --      $   425,000    $   372,272
                                                                   ===========    ===========    ===========    ===========
     Accrued interest transferred to long-term debt ............   $      --      $    85,624    $    85,624    $     1,380
                                                                   ===========    ===========    ===========    ===========
    Common stock issued in lieu of commission ..................   $    71,500    $      --      $      --      $   107,860
                                                                   ===========    ===========    ===========    ===========

     The accompanying notes are an integral part of these consolidated financial statements.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - The principal business of Carpatsky Petroleum, Inc. (Carpatsky) is to participate in the exploration, development, production and sale of oil, natural gas and natural gas liquids in the Republic of Ukraine (Ukraine) as a non-operating interest owner through joint ownership and joint venture arrangements. Carpatsky is organized under laws of the Provence of Alberta, Canada. All amounts presented within the financial statements are in U.S. dollars.

Continued Operations - Carpatsky has incurred operating losses and negative cash flow in operations since inception. As a result of continuing operating losses, Carpatsky's working capital has been reduced to a deficit of $4,641,371 and $4,821,000 at December 31, 1998 and September 30, 1999, respectively. Additionally, due to liquidity problems, Carpatsky has been unable to meet its financial obligations on a timely basis, including obligations to its Ukranian joint venture partners which, if not paid, could significantly reduce Carpatsky's interest in the Ukranian projects (see Notes 2 and 11). Furthermore, Carpatsky is subject to certain foreign country risks which are discussed below. If future working capital is not sufficient to meet its obligations, Carpatsky may have to consider other alternatives, including the sale of existing assets, cancellation or modification of existing joint interest agreements, and/or restructuring.

In September 1999, Carpatsky completed a private placement which raised $1,000,000 in additional equity and holders of debt and payables converted their outstanding obligations of approximately $2,676,000 into common stock. In addition, Carpatsky entered into a merger agreement with Pease Oil and Gas Company (Pease), a public company (see Note 9). In December 1999, Carpatsky also entered into an agreement for an additional equity infusion of $4,000,000 (see
Note 11). While no assurance can be given, it is hopeful that with the increased and diversified asset base of the newly combined entity, Carpatsky will be able to raise additional capital to further develop its Ukranian oil and gas properties and reduce existing obligations.

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments should Carpatsky be unable to continue operations. Continuation of Carpatsky is dependent upon, among other things, the raising of additional capital required for the payment of existing obligations, including funding its share of joint venture obligations, and continued funding of exploration, development, and overhead costs. Ultimately Carpatsky must achieve profitable operations and successfully repatriate funds to the United States.

Concentration of Risks - Carpatsky experiences certain risks not associated with an oil and gas company with operations within the United States. Risks include operations in a foreign country in transition to capitalism where political, social, economic and legal systems are not highly developed. Carpatsky's results may be adversely affected by changes in the political and social conditions in Ukraine, changes in governmental policies with respect to laws and regulations and other considerations as discussed below.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


As a developer and a producer of natural resources, Carpatsky is subject to additional regulation and market restrictions. The ultimate transfer of funds to the U.S. is first subject to various taxes in Ukraine and then repatriation taxes on the net transfer to the U.S.

Ukraine, as it transitions from a socialistic to a market economy, has suffered with a highly inflationary economy. While inflation has been decreasing in recent years, double digit inflation is expected to continue and could increase as a result of unforeseen political and economic pressures.

In the past, most of Carpatsky's natural gas was sold to a state owned gas transporter and distributor, which is an affiliate of Carpatsky's joint venture partner in Ukraine (see Note 2). The affiliate is dependent upon payment by its customers in order to generate revenues to pay the joint venture. Ukraine is a "cash poor" country and many of the gas consumers are unable to meet their financial obligations in hard currency on a timely basis. To date, Carpatsky has experienced significant losses as a result of uncollected billings to the affiliate. As additional oil and gas reserves are developed by Carpatsky and others, management believes gas will become available for export, not withstanding Ukraine remaining a net importer of gas. Transportation of gas to export points will subject the joint ventures to additional transportation charges. It is Carpatsky's belief that as Ukraine develops its economy, internal gas markets will also develop and Carpatsky expectes to participate in those markets. No assurances can be made in connection with any of the above assumptions.

Principles of Consolidation - The accompanying financial statements include the accounts of Carpatsky and its wholly-owned Delaware subsidiary, Carpatsky Petroleum Corp., through which it participates in two Ukraine joint ventures with varying ownership interests (see Note 2). Carpatsky proportionately consolidated its interest in these oil and gas joint ventures. All material intercompany transactions and accounts have been eliminated in consolidation.

Change in Year-Ends - In 1999, Carpatsky changed its year-end from June 30 to December 31. All financial statements have been restated based on December 31 year ends.

Cash and Equivalents - Carpatsky considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Ukraine government has placed a lien on the RC Field Joint Venture (Note 2) cash account until certain taxes (which have been accrued) are paid. As such there is only an insignificant amount of cash in this account at the balance sheet dates (see Note 11, Subsequent Events).

Stock Subscription Receivable - Represents funds which were received October 5, 1999 in connection with the sale of Carpatsky's common stock and stock purchase warrants in a private placement.

Oil and Gas Properties - Carpatsky's oil and gas producing activities are accounted for using the full cost method of accounting. Carpatsky has one cost center (full cost pool) since all of its oil and gas producing activities are conducted in Ukraine. Under the full cost method, all costs incurred in the acquisition, development and exploration of oil and gas properties are

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


capitalized. Proceeds from sales of oil and gas properties are credited to the full cost pool with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Acquisition costs of unproved properties and costs related to exploratory drilling and seismic activities are initially excluded from amortization and categorized as "unevaluated properties" on the balance sheet. These costs are periodically evaluated for impairment and are transferred to properties being amortized ("evaluated properties") when either proved reserves are established or the costs are determined to be impaired. Carpatsky has no unevaluated properties for any of the periods presented.

The capitalized costs related to all evaluated oil and gas properties are amortized using the units of production method based upon production and estimates of proved reserve quantities. Future costs to develop proved reserves, as well as site restoration, dismantlement and abandonment costs, are estimated based on current costs and are also amortized to expense using the units of production method. Carpatsky will accrue the estimated cost of dismantlement and abandonment over the estimated life of the producing property.

The capitalized costs of evaluated oil and gas properties (net of accumulated amortization and related deferred income taxes) are not permitted to exceed the full cost ceiling. The full cost ceiling involves a quarterly calculation of the estimated future net cash flows from proved oil and gas properties, using current prices and costs and an annual discount factor of 10%. Accordingly, the value of Carpatsky's oil and gas reserves and the full cost ceiling are both particularly sensitive in the near term to changes in oil and gas prices or production rates.

Other Property and Equipment - Other property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                Years
                                                                -----
      Vehicles                                                    7 years
      Office equipment                                       3 to 7 years

Depreciation expense related to other property and equipment amounted to $15,756 and $17,733 for the years ended December 31, 1998 and 1997, respectively.

The costs of normal maintenance and repairs are charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

Carpatsky's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, assumptions affecting the fair value of stock options and warrants, and oil and gas reserve quantities which are the basis for the calculation of amortization and impairment of oil and gas properties as well as estimated taxes payable in the Ukraine. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories. Substantially all of Carpatsky's reserves are related to recent discoveries and as a result, approximately 10% of the proved reserves are producing. The other 90% of Carpatsky's reserves consist principally of proven but undeveloped locations.

Ukraine's tax and legal system is relatively new and undergoing rapid development. As such, there is little official interpretation available in that there has been an insufficient period of time for the laws to be thoroughly tested in practice, either at an administrative or judicial level. Carpatsky's estimate of Ukraine taxes is Carpatsky's best understanding of laws currently in effect based on the legislation in force, on available official interpretation and unofficial discussion with Ukranian authorities. Because of the lack of available official interpretation and the fact that the relevant Ukranian authorities have little experience with interpretation of such laws, estimates as to taxes currently payable in the Ukraine could materially change in the near term.

Taxes - Upon transfer of funds from the foreign joint ventures to the United States, Carpatsky will be subject to repatriation tax of 15%. The foreign joint ventures are also subject to (i) a current value added tax (VAT) of 16.67% for items purchased, which is currently computed on a cash basis and (ii) profits tax of 30% currently computed on a semi-accrual basis, with no consideration given to, among other things, uncollected accounts. Under current regulation, after the year 2000, VAT taxes will also be computed on the "semi-accrual" basis.

VAT refundable represents VAT taxes paid, generally on capitalized purchases of oil and gas equipment, which can offset VAT taxes payable on future production. As amounts will be offset against future production, it has been classified as long-term, except to the extent there is a current VAT tax payable.

Deferred tax assets and liabilities are recognized for future tax effects attributable to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Revenue Recognition - Oil and gas revenues are recognized upon delivery to the purchaser. Due to uncertainty surrounding the collection of receivables from sales of gas primarily to a government controlled distributor in Ukraine, Carpatsky has provided for a substantial allowance against its unpaid receivable balance.

Barter Transactions - As is customary in undeveloped, cash poor countries, Carpatsky receives and pays for certain transactions in Ukraine in barter; the effects of these transactions are summarized as follows:

                               For the Nine Months Ended    For the Years Ended
                                     September 30,              December 31,
                               -------------------------    -------------------
                                   1999         1998         1998         1997
                                   ----         ----         ----         ----

Gross barter income .........  $  62,540    $  82,952    $ 104,302    $  40,468
Costs of bartered goods .....    (16,005)     (46,618)     (99,592)      (6,642)
                               ---------    ---------    ---------    ---------

Net barter income ...........  $  46,535    $  36,334    $   4,710    $  33,826
                               =========    =========    =========    =========

The value of barter transactions is based on the value of goods or services either received or given, whichever is more apparent.

Net Loss Per Common Share -Net loss per common share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which requires disclosure of basic and diluted earnings per share (EPS). Basic EPS excludes dilution for potential common shares and is computed by dividing income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted EPS are the same in 1998 and 1997 as all potential common shares were antidilutive. On the close of business on September 30, 1999, Carpatsky closed its private placement and issued common stock for conversion of certain debt. Therefore, the common shares issued in these transactions had no material effect on net loss per share as of September 30, 1999.

Stock-Based Compensation - Carpatsky accounts for stock-based compensation for stock or options issued to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees or directors is measured as the excess, if any, of the quoted market price of Carpatsky's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


In October 1995, the SFAS issued a new statement titled Accounting for Stock-Based Compensation (No. 123). SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date and pro forma financial information be provided as to the fair value effects of transactions with employees. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123.

Foreign Currency - Because the Republic of Ukraine is considered to have a highly inflationary economy, the functional currency for accounting purposes of Carpatsky's Ukranian operations is the U.S. dollar. Even though the inflation rates in the last few years have reduced significantly, the political, social, and economic instability leaves the future inflation rates unpredictable at this time. Therefore, for accounting purposes, adjustments resulting from translation of foreign currency monetary assets (generally current assets and liabilities) are made as of each balance sheet date and non-monetary assets (consisting principally of Carpatsky's investment in its oil and gas properties) are translated at the historical exchange rate. The net effect of these translation adjustments are reflected as a separate component of the statement of operations along with exchange gains and losses in foreign currency transactions. During 1998 and 1999, these adjustments have resulted in a substantial gain due to the significant current liabilities in excess of current assets. If and when the Ukrainian economy is considered not to be highly inflationary, all assets and liabilities will be translated at the exchange rate as of the balance sheet date. Adjustments resulting from translation of foreign currency financial statements (translated gain and losses) will be accumulated in a separate component of stockholders' equity (such adjustments, however, would be reflected as a component of comprehensive income at that time) and would be transferred to income only on sale, liquidation or substantial complete liquidation of Carpatsky's interest in the foreign joint ventures.

Unaudited Information - Carpatsky's balance sheet as of September 30, 1999 and the statement of shareholders' equity for the period then ended as well as the statement of operations and cash flows for the nine months ended September 30, 1999 and 1998 are prepared by management without audit. However, in the opinion of management, such information includes all adjustments (consisting of normal and recurring items) necessary for the fair presentation of Carpatsky's financial position and results of operations in conformity with generally accepted accounting principals.


2. JOINT VENTURE ARRANGEMENTS:

Carpatsky's only oil and gas interests consist of two separate joint ownership/venture arrangements in Ukraine. Common to the oil and gas industry in many foreign countries, Carpatsky does not own any interest in any real property. Its rights and obligations are governed by the joint ownership/venture arrangements. The first arrangement, a joint venture, was formed in 1994 to develop the Bitkov-Baberensky Oil Field in Western Ukraine (Bitkov Field) with Ukrnafta, a joint stock company controlled by the Ukranian government. Carpatsky holds a 45% interest in the joint venture which extends for a period of up to 20 years. Currently, this joint venture (Ukracapatoil, Ltd.) is in the organizational stage during which certain costs of operations, gathering and distribution in being paid by Ukrnafta. According to the terms of the joint venture agreement, all environmental liabilities identified during the organizational stage will not transfer to the joint venture but will remain the responsibility of Ukrnafta. In addition, during this stage an environmental

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


base-line study is to be conducted to determine the extent of potential environmental liabilities that exist at the field. At the end of the organizational period, expected within the next two years, Carpatsky may elect not to proceed with this joint venture due to the potential of unidentified environmental problems of past operations of the properties or other operational considerations and economic issues. Carpatsky's investment in this joint venture is approximately $1,016,000 at September 30, 1999 and revenues and expenses of its operations have not been significant.

In 1995, Carpatsky executed a joint activity agreement (Agreement) with Ukrnafta to undertake the joint development of the Rudovsko-Chernozavodsky natural gas and condensate field (the "RC Field" or "RC Joint Venture") in Eastern Ukraine. Ukrnafta's initial contribution was certain oil and gas wells for which the historical cost information was not available. Therefore, an independent party in Ukraine valued the wells at a current replacement cost of approximately $4,800,000. Carpatsky's investment, however, has been based on its cost. Substantially all of Carpatsky's oil and gas reserves are attributable to this field. Production operations in the field initially commenced in February 1997 with Carpatsky's first well commencing production in August 1998. The Agreement contemplated each joint venture party owning a 50% working interest in the project based on equal contributions to the joint account, with Ukrnafta receiving an additional 10% net revenue interest (e.g., Ukrnafta would have a 55% net revenue interest if both parties have contributed an equal 50% to the joint account). The contribution, or sharing ratios, are compiled quarterly and as of January 1, 1999 and October 1, 1999, Carpatsky had an approximate 45% and 35% interest, respectively, interest based on its proportionate share of contributions to the joint account.

In October 1999, Ukrnafta advised Carpatsky that it had until December 31, 1999 to make an additional contribution to the joint account of approximately $2.9 million. A failure to do so would have diluted Carpatsky's interest in the RC Field even further and would have precluded them from participating in the next two wells drilled. In connection with the financing discussed in Note 11, Ukrnafta notified Carpatsky that its full interest would be preserved assuming they contribute approximately $1,000,000 in January 2000 and $1,900,000 (representing Carpatsky's proportioned costs incurred through September 1, 1999) plus an estimated $300,000 (unaudited) for Carpatsky's proportioned costs expected to be incurred between September 1, 1999 through March 31, 2000 to regain its 50% interest. Carpatsky intends to use the proceeds from the financing discussed in Note 11 for these purposes. Currently, Carpatsky is not named in the underlying license governing the rights and obligations of the RC field. Ukrnafta has agreed to take such actions as necessary to file the application with the appropriate governmental agencies to have Carpatsky named on the license agreement by February 15, 2000. Carpatsky's investment in this Joint Venture is approximately $4,296,000 at September 30, 1999.

Carpatsky has proportionately consolidated its interest based on relative ownership interest as of the end of each quarter for both the Bitkov Field and RC Field joint arrangements.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


3. DEBT FINANCING ARRANGEMENTS:

Long-Term Debt - Long-term debt consists of the following:

                                                                     September 30,    December 31,
                                                                         1999             1998
                                                                     ------------     -----------
Series 1 debenture, interest of 12%, collateralized by all the outstanding shares of Carpatsky Petroleum Corp.  (CPC), a
subsidiary of Carpatsky, which holds all of the contractual
agreements in Ukraine, subject to the subordination to the
promissory note described below ....................................   $  220,000   $  220,000

Promissory note, interest at 12% (default interest at 18%),
collateralized by a first lien of all the outstanding shares of CPC       328,914      328,914
                                                                       ----------   ----------

Current portion of debt ............................................      548,914      548,914

Debt converted into common stock in September 1999:
       Other Series 1 debentures ...................................         --        780,000
       Convertible notes, uncollateralized, interest at 12% ........         --      1,227,707
                                                                       ----------   ----------

                                                                       $  548,914   $2,556,621
                                                                       ==========   ==========

$548,914 has been classified as current as Carpatsky was in non-compliance with the terms of the debt. All the other debt was also in non-compliance as of December 31, 1998, however, as explained in Note 6, the defaults were cured effective September 30, 1999, when $2,007,707 of debt was converted into common stock and warrants based on understandings as of year-end. Accordingly, this amount has been classified as long-term as of December 31, 1998. Carpatsky continues to negotiate with the other creditors for extended time or other alternatives regarding repayment. Carpatsky has offered these creditors the same exchange as other creditors, but the offers remain unaccepted and demands for payment has been made from the holders of the debt.


4. INCOME TAXES:

Income tax expense included in the financial statements does not correspond to the expected relationship to the loss before income taxes, because such tax expense represent taxes payable to the Ukranian government. As previously indicated, taxes in Ukraine are computed on an accrual basis whereby no consideration is given to the joint ventures losses on uncollected billings. This results in income reported in Ukraine, which is taxed at 30%. Other significant permanent differences between financial and tax reporting represent the gain on the net monetary position for which taxes are not paid. For Canada tax reporting purposes, Carpatsky has net operating loss carryforwards (NOLs). Carpatsky had not yet filed its income tax returns for December 31, 1998 but as

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



of June 30, 1998, the latest date tax returns have been filed, the NOL carryforward was approximately $1,000,000. The utilization of its loss carryforwards may be limited based on the potential merger with Pease Oil and Gas Company, and/or ultimately Carpatsky's intent to reincorporate in the United States. The deferred tax asset resulting from the NOL carryforward of approximately $350,000 has been fully offset by a valuation allowance and there are currently no other significant timing differences between the financial reporting and tax basis of assets and liabilities.

5. COMMITMENTS AND CONTINGENCIES:

Environmental - Carpatsky and its foreign joint ventures are subject to environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Carpatsky and/or its joint ventures to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Oil and gas companies operating in Ukraine have little, if any, experience with estimating the costs of restoring oil and gas properties at the time they are abandoned. Carpatsky intends to use the best information available to accrue such costs over the life of its wells.

Carpatsky is aware that there are various environmental problems associated with the past operation of the properties prior to its involvement in the Bitkov Field. Upon conclusion of the organizational stage as defined in the license (expected to occur within the next two years), Ukrnafta is obligated to perform an environmental study on the field and identify all potential and past environmental problems which will then become the responsibility of Ukrnafta and Carpatsky will not be responsible for costs associated with past environmental damages. However, as Ukrnafta will be performing the study and is itself obligated for past problems, a potential conflict of interest exists.

Year 2000 Issue - Carpatsky's U.S. accounting systems are currently being maintained by Pease (see Note 9). Pease has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of Pease's programs that have time-sensitive software may recognize a date using "00"as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

Carpatsky does not believe that the Year 2000 problem will pose a material operations problem within the U.S. for accounting systems operated by Pease for Carpatsky. Pease's computer software providers have assured Pease that all of its software is or will be Year 2000 compliant (i.e., will function properly in the year 2000 and beyond). Pease's accounting software providers have asserted they will provide written assurance that its products are or will be Year 2000 compliant. To Pease's knowledge, after investigation, no "imbedded technology" (such as microchips in an electronic control system) poses a material Year 2000 problem.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Carpatsky has not performed detailed evaluation of the systems used by its joint ventures in Ukraine. As Carpatsky is substantially dependent on the operator of each, this may result in a problem for Carpatsky, however, most of these systems are currently manually performed.

Carpatsky is materially dependent on an affiliate of Ukrnafta for the delivery and payment of the natural gas produced from the RC Field. This affiliate in turn may be dependent on various third party vendors for delivery and payment. Carpatsky has not requested written assurances from this affiliate as most of their systems are believed to be manual. Carpatsky can give no assurance at this time that this affiliate or their third party vendors are or will be Year 2000 compliant.

In the event that one or more of Carpatsky's vendors, including Ukrnafta and its affiliates, were to have a material Year 2000 problem, Carpatsky believes that the foreseeable consequences would be a temporary delay in revenue collection caused by an interruption in computerized billing (and not an interruption in the actual flow of the joint ventures' oil or natural gas), which may have a substantial impact on Carpatsky's ability to conduct operations. Carpatsky does not have any contingency plan to address this possibility (see Note 11).

Contingencies - Carpatsky may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. Carpatsky is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.


6. STOCKHOLDERS' EQUITY:

Private Placements and Debt Conversions - In September 1999, Carpatsky completed a private placement of securities in which it raised $1,000,000 from the sale of 13,333,340 shares of common stock and 5,000,000 warrants. Each warrant entitled the holder to purchase one share of common stock at $0.20 through December 31, 2000. Officers and directors of Carpatsky subscribed to and paid for $475,000 of this private placement.

Contingent upon the completion of this private placement, debt holders and other creditors converted $2,007,706 of debt, $220,000 of payables and $448,558 of interest into 20,045,344 shares of common stock and 12,307,904 warrants, including 7,920,000, which were previously outstanding, but were slightly modified and canceled. The new warrants are on the same terms as the private placement. Certain of these common shares Carpatsky has agreed to register for resale at its cost. Other creditors totaling approximately $650,000 (including accrued interest) have been offered the rights to exchange on the same terms as above, but have declined the current offer and have made demand for payment.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



In connection with issuance of warrants associated with debt, Carpatsky has recorded approximately $800,000 as the value of the warrants and expensed this amount as debt discount over the original term of the debt in 1997 and 1998.

Common Shares Issued for Services - Based on the success of the private offering, Carpatsky issued an individual 953,333 shares of common stock, 357,500 warrants (issued on the same terms as the private placement) valued at $71,500. This individual subsequently became an officer of Carpatsky and such amounts were expensed in operations.

Stock Option Plans - Carpatsky's shareholders have approved a stock option plan that authorizes an unlimited number of shares for stock options, not to exceed the maximum permitted by the Alberta exchange that may be granted to officers, directors, employees, and consultants. This amount is currently 10% of the issued and outstanding shares of common stock. Any grantee may not have options exercisable into more than 5% of Carpatsky's common stock at any one time.

The plan permits the issuance of incentive and nonstatutory options and provides for a minimum exercise price equal to 100% of the fair market value of Carpatsky's common stock on the date of grant. The maximum term of options granted under the plan is 5 years and options granted to employees expire after the termination of employment. None of the options may be exercised during the first six months of the option term.

The following is a summary of activity under this stock option plan for the years ended December 31, 1998 and 1997:

                                                  1998                    1997
                                          ---------------------    ---------------------
                                                       Weighted                 Weighted
                                                        Average                  Average
                                           Number of    Exercise    Number of    Exercise
                                            Shares       Price        Shares       Price

Outstanding, beginning of period .....    1,822,224    $  .21        850,000    $   .14
       Canceled ......................     (400,000)      .36           --           --
       Granted .......................      200,000       .20      1,700,000        .22
       Exercised .....................         --         --        (727,776)       .14
                                         ----------      ----      ----------      ----

Outstanding, end of period ...........    1,622,224    $  .18      1,822,224    $   .21
                                         ==========      ====      ==========      ====

The above amounts exclude 100,000 options exercisable at $.15, being claimed by a shareholder of Carpatsky for past services from options issued to certain officers and directors of Carpatsky. No options have been issued subsequent to December 31, 1998. In December 1999, all the officers and directors surrendered in the aggregate 1,422,224 options (see Note 11).

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



For all options granted during 1998 and 1997, the market price of Carpatsky's common stock on the grant date was approximately equal to the exercise price. Options remaining outstanding after the surrender in December 1999, and if not previously exercised, will expire in 2003 (or the earlier of 30 days after a reorganization of Carpatsky as contemplated in the merger with Pease) and are exercisable at $.20.

Warrants - Carpatsky has also granted warrants and non-qualified options which are summarized as follows:

                                                                1999                      1998                    1997
                                                       -----------------------   -----------------------   ----------------------
                                                                      Weighted                  Weighted                 Weighted
                                                                       Average                   Average                  Average
                                                       Number of      Exercise    Number of     Exercise   Number of     Exercise
                                                         Shares         Price       Shares        Price      Shares       Price
                                                       ---------      ---------   ---------     --------   ---------     --------
Outstanding, beginning of period ...............       23,734,300       $  .25    21,303,415       $.25     3,142,500     $ .25

  Exercised ....................................             --             --          --           --      (773,385)      .29
  Expired ......................................      (15,814,300)         .25    (2,369,115)       .28          --          --
  Canceled .....................................       (7,920,000)         .25          --           --      (773,385)      .29
  Private placement of debt ....................             --             --     4,800,000        .25     4,000,000       .25
Granted to:
    Brokers and underwriter in private
        placements .............................          357,500          .20          --           --     1,987,685       .25.
  Private placement of common stock ............           00,000          .20          --           --    13,720,000       .25
  Granted for conversion of debt ...............        2,307,904          .20          --           --        --           --
                                                      -----------         ----   -----------       ----    -----------     ----

Outstanding, end of period .....................       17,665,404       $  .22    23,734,300       $.22     1,303,415     $ .25
                                                      ===========         ====   ===========       ====     ===========    ====


As of September 30, 1999, all warrants are exercisable at $.20 and will expire on December 31, 2000.

Pro Forma Stock-Based Compensation Disclosures - Carpatsky applies APB Opinion 25 and related interpretations in accounting for stock options and warrants which are granted to employees and directors. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of Carpatsky's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Carpatsky's net loss and loss per share would have been changed to the pro forma amounts indicated below.

                                                 1998             1997
                                                 ----            ----
       Net loss
          As reported                      $   (346,544)     $   (965,734)
          Pro forma                            (346,544)       (1,232,934)

       Net loss per common share:
          As reported                             (0.01)            (0.03)
          Pro forma                               (0.01)            (0.04)

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)




The weighted average fair value of options and warrants granted to employees for the years ended December 31, 1997 was $.21. The fair value of each employee option and warrant granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


      Expected volatility                              170.0%
      Risk-free interest rate                            6.0%
      Expected dividends                                 --
      Expected terms (in years)                          4.0


7. FINANCIAL INSTRUMENTS:

SFAS No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1998, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. However, due to changes in Ukraine's inflation rate or foreign currency exchange, these accounts may ultimately be settled at different amounts. Management estimates that fair value is approximately equal to carrying value of the convertible debentures. Carpatsky continues to negotiate with parties who did not convert their notes to common stock and as the amounts are in default and Carpatsky continues to experience current liquidity problems, it is unknown if and in what amounts such notes will be paid. The joint ventures have VAT refundable amounts in Ukraine. Such amounts are generally not repaid in cash in Ukraine, but rather are offset against other taxes. Therefore, these offsets are dependent upon continued development and operating profits in Ukraine. Carpatsky expects the recovery or offset of this VAT refundable tax will be in the short term, however, it could extend over a longer period which may reduce its ultimate fair value.


8. SIGNIFICANT CONCENTRATIONS:

Substantially all of Carpatsky's accounts receivable at December 31, 1998, result from crude oil and natural gas sales to entities in Ukraine. This concentration of customers may negatively impact Carpatsky's overall credit risk, because these entities may be similarly affected by changes in economic or other conditions. Carpatsky does not obtain collateral from any of its customers. Sales generated from production of the RC Field gas accounts for the majority of Carpatsky's current revenue. Historically, a substantial portion of these sales were to an affiliate of Ukrnafta in the RC Field. Sales to this affiliate were 0%, 10%, and 53% for the years ended September 30, 1997, 1998, and the nine months ended September 30, 1999. As previously discussed, the ultimate payment of the joint venture's receivables is dependent upon payment of this affiliate's customers, which in the past has resulted in significant delinquencies or non-payment. As of December 31, 1998, the net receivable balance was not significant, as it has been substantially reserved as uncollectible.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



9. AGREEMENT TO MERGE WITH PEASE OIL AND GAS COMPANY:

On September 1, 1999, Carpatsky and Pease Oil and Gas Company (Pease) entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") to combine their respective businesses through a reverse merger. The Merger Agreement was amended on December 30, 1999 in connection with a financing arrangement entered into between Carpatsky with Bellwether Exploration Company (Bellwether) (see Note 11). Pursuant to the terms of the amended Merger Agreement, the newly combined entity will have approximately 55.5 million common shares and 102.41 million shares of a newly designated preferred stock outstanding. The effective ownership distribution of Carpatsky immediately after the merger will be as follows: approximately 87.5% to Carpatsky's former shareholders (including Bellwether, assuming their preferred shares were converted into 28,920,984 common shares of Pease); approximately 10.5% to former Pease Series B Preferred stockholders; and approximately 2.0% to Pease's current common stockholders. The Merger Agreement is conditioned upon, among other things, regulatory and shareholder approvals. The Merger Agreement was unanimously approved by the Boards of Directors of both companies; Bellwether and the directors and officers of Pease and Carpatsky have agreed to vote their shares in favor of the transaction. The parties expect to complete the transaction in early 2000. Pursuant to the Merger Agreement, there is a break-up fee of $250,000 payable by the defaulting company.


10. OIL AND GAS PRODUCING ACTIVITIES:

Costs Incurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended December 31, 1998 and 1997:

                                                  1998             1997
                                                  ----             ----

      Property acquisition costs             $     --       $       --
      Development costs                         1,540,543        3,449,211
      Exploration costs                            --               --
                                              ----------        ----------

              Total                          $  1,540,543     $  3,449,211
                                              ===========       ==========

Full Cost Amortization Expense - Amortization expense amounted to $176,465 and $15,617 for the years ended December 31, 1998 and 1997, respectively. Amortization expense per equivalent units of natural gas produced (mcfe) amounted to $.134 per mcfe for both of the years ended December 31, 1998 and 1997. Oil is converted to equivalent units of natural gas on the basis of 6 mcf of gas to one barrel of oil.

Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by Carpatsky's consulting petroleum engineers. Reserve estimates require substantial judgment

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. All proved oil and gas reserves are located in the Republic of Ukraine. The following table presents estimates of Carpatsky's net proved oil and gas reserves, and changes therein for the years ended December 31, 1998 and 1997.

The reserve estimates are based on Carpatsky's portionate interest as of year end in its joint ventures. Subsequent to December 31, 1998, Carpatsky's interest in the RC Field, which accounts for 96% of total reserves, decreased to 35% from 45% as of October 1, 1999. If Carpatsky makes the required capital contribution as discussed in Note 2, it will regain its 45% interest.

                                                                  1998                           1997
                                                           ------------------             -------------------
                                                             Oil          Gas              Oil            Gas
                                                            (bbls)       (mcf)            (bbls)         (mcf)
                                                            ------       -----            ------         -----
Proved reserves, beginning of year ................      2,756,899     212,347,000       2,769,305     212,389,066

       Extensions, discoveries, and other additions         11,389         750,453            --              --
       Production .................................        (29,997)     (1,136,453)        (12,406)        (42,066)
                                                      ------------    ------------    ------------    ------------

Proved reserves, end of year ......................      2,738,291     211,961,000       2,756,899     212,347,000
                                                      ============    ============    ============    ============

Proved developed reserves, beginning of year ......        139,661         744,000         152,067         786,066
                                                      ============    ============    ============    ============

Proved developed reserves, end of year ............        387,304      22,228,000         139,661         744,000
                                                      ============    ============    ============    ============

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - SFAS No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Carpatsky has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

Future income taxes are based on U.S. Statutory rates assuming offsetting benefits will be available for income taxes paid in Ukraine. Repatriation taxes of 15% for funds transferred from Ukraine have not been considered as such amounts ultimately to be repatriated are not certain.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


The reserve information presented below assumes that Carpatsky will be able to realize proceeds from the sale of its oil and gas, which, as discussed herein, has been a problem in the past.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect Carpatsky's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

The following summary sets forth Carpatsky's future net cash flows relating to proved oil and gas reserves as of December 31, 1998 and 1997 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                                                                   1998             1997
                                                                   ----             ----
Future cash inflows ......................................   $ 351,535,000    $ 431,080,000
Future production costs ..................................    (214,640,000)    (217,334,000)
Future development costs .................................     (25,339,000)     (27,103,000)
Future income tax expense ................................     (41,000,000)     (69,000,000)
                                                             -------------    -------------
       Future net cash flows .............................      70,556,000      117,643,000

10% annual discount for estimated timing of cash flow ....     (32,527,000)     (45,693,000)
                                                             -------------    -------------

Standardized Measure of Discounted Future Net
   Cash Flows ............................................   $  38,029,000    $  71,950,000
                                                             =============    =============

The above 1998 amounts are based on year-end gas prices of $1.50 per mcf in 1998. Average selling price received in 1999 was $.87 per mcf as Carpatsky began selling gas on the spot market.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)


Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1998 and 1997:

                                                                     1998
                                                                     ----

     Standardized Measure, beginning of year ................   $ 71,950,000

     Sale of oil and gas produced, net of production costs ..       (461,000)
     Net changes in prices and production costs .............    (42,000,000)
     Net changes in estimated development costs .............        470,000
     Revisions of previous quantity estimates and other .....    (14,522,000)
     Discoveries, extensions, and other additions ...........        250,000
     Accretion of discount ..................................      7,200,000
     Changes in income taxes, net ...........................     15,142,000
                                                                ------------

     Standardized Measure, end of year ......................   $ 38,029,000
                                                                ============

11. SUBSEQUENT EVENTS (UNAUDITED):

In December 1999, all the directors and one former director were issued an aggregate of 600,000 shares of common stock which will be valued for financial reporting purposes at $60,000. These shares were granted in connection with the anticipated changes associated with the financing discussed in the following paragraph. As a requisite of receiving the shares, each director had to surrender all their options previously granted and currently outstanding (see
Note 6).

On December 30, 1999, Carpatsky sold 95.45 million of its preferred shares (Series A) and warrants to acquire 12,500,000 common shares to Bellwether for $4 million. The warrants are exercisable at $.20 per share through December 31, 2000. The preferred shares are convertible (at $.08 per share) into 50 million Carpatsky common shares, do not carry a preferential dividend and have majority voting rights over Carpatsky as well as a liquidation preference of $4,000,000. In connection with this investment, Chairman and CEO of Bellwether became the Chairman and CEO of Carpatsky and three Carpatsky directors retired and were replaced by four Bellwether appointees, giving Bellwether five of the now eight directorships of Carpatsky.

In connection with the financing, the terms of the merger between Carpatsky and Pease were amended to (1) approve the Bellwether investment and commit Pease to issue a similar class of preferred stock to Bellwether upon consummation of the merger, (2) revise the sharing ratio so that Pease shareholders will retain, in the aggregate, a 12.5% interest in the merged entity after giving affect to the Bellwether financing, and (3) modify such other terms as necessary.

                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Information for the Period Subsequent to December 31, 1998 is Unaudited)



The $4 million has been placed in a Carpatsky account. Of that amount, $500,000 was transferred to the joint activity account of the RC Field to pay delinquent taxes. An additional $500,000 has been earmarked for the purchase of material and equipment to be paid for by January 15, 2000 and approximately $2.2 million is to be paid to the joint activity once the joint venture license agreement is amended. This is anticipated to be completed by February 15, 2000. The payment terms have been agreed to by Ukrnafta to allow Carpatsky to maintain its 45% net revenue interest.

If the merger with Pease is successful, the preferred stock will be exchanged into preferred stock of Pease based upon an exchange rate which will enable Bellwether to maintain its voting control, however the conversion rights into common stock will be based on the same exchange ratio as other common shareholders of Carpatsky.

In connection with the Bellwether financing and with the approval of the Canadian Venture Exchange (CVE) (successor to the Alberta Stock Exchange), Carpatsky's chief operating officer was issued 2,000,000 shares of common stock which issuance was previously contingent upon the completion of Pease merger. These shares will be valued at $200,000 for financial reporting purposes. The CVE also approved the authorization of 500,000,000 shares of no par value preferred stock. Such preferred shares can be issued in such series and preferences as may be determined by Carpatsky Board of Directors.

Carpatsky and its joint ventures are not aware of any significant problems in connection with computer malfunctions associated with Y2K on January 1, 2000 which would effect their operations.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Article VII of the Registrant's Articles of Incorporation provides that no director or officer of the Registrant shall be personally liable to the Registrant or any of its stockholders for damages for breach of fiduciary duty as a director or officer, except that such provision will not eliminate or limit the liability of a director or officer for any act or omission which involves intentional misconduct, fraud or a knowing violation of law or for the payment of any dividend in violation of Section 78.300 of the Nevada Revised Statutes.

Section 78.751 of the Nevada Revised Statutes permits the Registrant to indemnify its directors, officers, employees and agents if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, the corporation must provide indemnification against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 43 of the Registrant's Bylaws provides that the Registrant shall provide indemnification to Registrant's officers, directors and employees to the fullest extent permitted under the Nevada General Corporation Law.

Item 21.  Exhibits and Financial statement schedules.

     (a) Exhibits. The following is a complete list of exhibits filed as part of this registration statement and which are incorporated in this document.

Exhibit No.   Document
----------    --------

3.1            Articles of Incorporation.(1)
3.2            Bylaws.(2)
3.3 Amended and Restated Articles of Incorporation in the form proposed to be amended.
4.1            Agreement and Plan of Merger dated August 31, 1999.(3)
4.2            First  Amendment to Agreement and Plan of Merger dated  December
               30, 1999.(4)
5.1 Opinion of Alan W. Peryam, LLC as to legality of Pease common and preferred stock.(2)
5.3 Opinion of McManus Thomson as to certain matter of Canadian law(2).
8.1 Opinion of Satterlee Stephens Burke & Burke LLP as to the tax consequences of the proposed merger under the tax laws of the United States.(2)
8.2 Opinion of Feleski Flynn as to the tax consequences of the proposed merger under the tax laws of Canada.(2)
10.1           1990 Stock Option Plan.(1)
10.1           1993 Stock Option Plan.(1)
10.3           1994 Employee Stock Option Plan.(1)
10.4 Employment Agreement effective December 27, 1994 between Pease Oil and Gas Company and Patrick J. Duncan.(1)
10.5 Agreement between Beta Capital Group, Inc., and Pease Oil and Gas Company dated March 9, 1996.(1)
10.6           Form of Warrants issued to Beta Capital Group, Inc.(1)

10.7           1996 Stock Option Plan.(1)
10.8           1997 Long Term Incentive Option Plan (1)
10.9           Preferred Stock Investment Agreement dated December 31, 1997.(1)
10.10 Letter Agreement dated 1/16/98 between National Energy Group, Inc. and Pease Oil and Gas Company.(1)
10.11 Exploration Agreement dated 1/1/97 between Parallel Petroleum Corporation, Sue-Ann Production Company, TAC Resources, Inc., Allegro Investments, Inc., Beta Oil and Gas Company, Pease Oil and Gas Company, Meyer Financial Services, Inc., Four-Way Texas, LLC regarding the Ganado Prospect (1)
10.12 Retirement, Severance and Termination of Employment Agreement from James N. Burkhalter dated 1/1/98 (1)
10.13 Letter Agreement dated May 20, 1998 between National Energy Group, Inc. and Pease Oil and Gas Company.(1)
10.14 Amended Employment Agreement effective November 1, 1998 between Willard H. Pease, Jr. and Pease Oil and Gas Company.(1)
10.15 Severance and Termination of Employment Agreement effective December 7, 1998 between Willard H. Pease, Jr. and Pease Oil and Gas Company.(1)
10.16 Confirmation of Employment Contract effective January 11, 1998 between Patrick J. Duncan and Pease Oil and Gas Company.(1)
10.17          Engagement Letter of  San  Jacinto   Securities,   Inc.  dated
               September 4, 1998 with Pease Oil and Gas Company.(1)
20.1 Opinion of Houlihan Smith & Company, Inc. (Appendix B to registration statement.
23.1           Consent of HEIN + ASSOCIATES LLP with respect to Pease.
23.2           Consent of HEIN + ASSOCIATES LLP with respect to Carpatsky.
23.3           Consent of Alan W. Peryam, LLC (included with Exhibits 5.1).(2)
12.4 Consent of Satterlee Stephens Burke & Burke LLP (included with Exhibits 5.1 and 8.1).(2)
23.5           Consent of McManus Thomson (included with Exhibit 5.3).(2)
23.6           Consent of Feleski Flynn (Canadian counsel).(2)
23.7           Consent of Houlihan Smith & Company, Inc.(2)
27.1           Financial Data Schedule-Pease Oil and Gas Company
27.2           Financial Data Schedule-Carpatsky Petroleum Inc.

---------------

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 filed with the Commission April 2, 1999.
(2)  To be filed by amendment.
(3) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated September 13, 1999.
(4) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated December 31, 1999.

     (b) Financial Statement Schedules. Schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information is included in the financial statements or notes thereto.

Item 22.  Undertakings.

     (a) The undersigned Registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed under the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant by the indicated provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant undertakes to respond to requests for information that is incorporated by reference into the prospectus under Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned Registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Pease being acquired involved therein, that was not the subject of and included in the registration statement when it become effective.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Colorado on January 21, 2000.

                                           PEASE OIL AND GAS COMPANY
                                           (Registrant)

                                           By: /s/ Patrick J. Duncan
                                              ----------------------------------
                                             Patrick J. Duncan, President

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the dates indicated.

Signature                          Title                      Date
---------                          -----                      ----


/s/ Patrick J. Duncan              President and director     January 21, 2000
-----------------------           (Principal Executive
Patrick J. Duncan                  Officer, Principal
                                   Financial and
                                   Accounting Officer

/s/ Steve A. Antry                 Director                   January 21, 2000
------------------------
Steve A. Antry

/s/ Stephen L. Fischer             Director                   January 21, 2000
------------------------
Stephen L. Fischer

/s/ Homer C. Osborne               Director                   January 21, 2000
------------------------
Homer C. Osborne

/s/ James C. Ruane                 Director                   January 21, 2000
------------------------
James C. Ruane

/s/ Clemons F. Walter              Director                   January 21, 2000
------------------------
Clemons F. Walker

     This registration statement constitutes the Management Information Circular of Carpatsky Petroleum Inc. provided to shareholders of Carpatsky Petroleum Inc. in connection with the solicitation of proxies for use at the special meeting of shareholders of Carpatsky Petroleum Inc. described herein. The following certificate is provided to shareholders of Carpatsky Petroleum Inc. only under the requirements of the Securities Act (Alberta).

To The Shareholders of Carpatsky Petroleum Inc.

     The foregoing contains no untrue statement of a material fact and odes not omit to state a material fact that is required to state or that is necessary to make a statement not misleading in light of the circumstances in which it was made.



J. P. Bryan                                          Robert Bensh
Chief Executive Officer                              Chief Financial Officer

                                   APPENDIX B



CONFIDENTIAL


January 7, 2000

Board of Directors
Pease Oil & Gas Company
751 Horizon Ct. Suite 203
Grand Junction, CO  81506-8718

Ladies and Gentlemen:


We understand that Pease Oil and Gas Company ("Pease" or "the Company") has entered into a definitive merger agreement (the "Merger") with Carpatsky Petroleum, Inc. ("Carpatsky") whereby Pease will issue approximately 73.9 million shares to Carpatsky in a reverse triangular merger transaction that is intended to qualify as a "tax-free" reorganization under the Internal Revenue Code of 1986, as amended. We also understand that at or before the closing of the Merger all of the currently outstanding Series B Convertible Preferred Stock of Pease will be exchanged for approximately 8.9 million common shares of Pease.

You have requested our opinion as to whether the Merger, pursuant to the definitive merger agreement, dated August 31, 1999 and amended December 30, 1999 is fair, from a financial point of view, to Pease and its stockholders as of the date hereof (the "Opinion"). For the purposes of the Opinion set forth herein, we have, among other things:

     a. Reviewed the financial terms of the transaction as provided in the definitive Merger Agreement. This included a review of the First Amendment to Merger Agreement, including exhibits.

     b. Reviewed the Pease and Carpatsky disclosure schedules to the Merger Agreement.

     c. Reviewed the financial terms of the Securities Purchase by Bellwether Exploration Company of Convertible Preferred Shares and Warrants of Carpatsky as provided in the Securities Purchase Agreement by and between Carpatsky Petroleum, Inc. and Bellwether Exploration Company including exhibits.

     d. Reviewed the public Securities and Exchange Commission filings of Pease including the most recent 10-QSB, 10-KSB, and the 8-K announcing the planned merger.

     e. Reviewed financial statements of Pease and Carpatsky audited by Hein + Associates.

     f. Reviewed internal financial and capitalization schedules describing the operations of Pease prepared by Pease management.

     g. Reviewed reserve reports as of January 1, 1999 of Pease oil and natural gas reserves as prepared by Netherland, Sewell & Associates, Inc. and dated March 16, 1999. Additionally, Houlihan was provided with a pricing sensitivity analysis prepared by the same dated March 18, 1999.

     h. Reviewed reserve reports dated June 30, 1999 of certain leasehold interests of Carpatsky as prepared by Ryder Scott Company and dated June 21 and 23, 1999. These reports represent the full contractual interest reserves as well as the paid-in interest reserves. Houlihan also reviewed various reserve sensitivity analyses prepared by Ryder Scott.

     i. Reviewed a report of Wise & Treece Petroleum Management, Inc. dated August 23, 1999 which reviews the Ryder Scott reserve report, and calculates an estimated engineered value of the reserves in the Carpatsky interest in the RC field based upon the Ryder Scott data and other assumptions provided by Wise & Treece and Pease management.

     j. Reviewed other due diligence documents and letters including documents reviews, due diligence memos and opinions from Pease management and Ostrander-Krug & Sobel, LLC.

     k.   Reviewed  several  other  proposals  for  mergers,   acquisitions,  or
          proposed financings as well various memos from advisors to Pease evaluating several of these various offers.

     l. Reviewed the Agreement Not to Sell or Convert Securities and the Exchange Agreement and Irrevocable Proxy pertaining to the outstanding Series B Convertible preferred stockholders' agreement not to convert outstanding preferred stock to common stock during the merger negotiations and the final agreement by holders of the preferred stock to exchange all outstanding Series B Preferred for a set number of shares of common stock at or before the Effective Time of the merger.

     m. Reviewed the Resolutions of the Pease board of directors and the Amended and Restated Articles of Incorporation proposed to facilitate the merger.

     n. Analyzed the historical trading prices and volumes of Pease and Carpatsky stock as quoted on the NASDAQ Small Cap Market and OTC Bulletin Board in the case of Pease and the Alberta Stock Exchange in the case of Carpatsky.

     o. Analyzed the risk adjusted valuation of Pease assets and the various assets of Carpatsky and the share exchange ratio calculation that determined the number of shares of Pease common stock to be issued in the merger.

     p. Compared Pease and Carpatsky from a financial point of view with certain other companies in the oil and gas exploration and production industry that we deemed to be relevant. Houlihan focused on general financial ratios as well as equity and asset valuation ratios.

     q. Conducted such other studies, analyses, inquiries and investigations as Houlihan deemed appropriate.


In arriving at our Opinion we have considered such factors as we have deemed relevant including, but not limited to: (1) the reserve and engineering values as calculated by Pease advisors, (2) the allocation between preferred and common stockholders of Pease as negotiated by Pease and documented in the Exchange Agreement and Irrevocable Proxy; (3) the historical cash flows of Pease and Carpatsky, (4) the conditions of closing of the Merger, (5) the risks associated with the Merger, (5) the upside potential of the Merger, as described in the due diligence conducted by Pease management, and (6) other due diligence findings of Pease related to the Merger.

During our review, we relied upon and assumed, without independent verification, the accuracy, completeness and fairness of the financial and other information provided, and have further relied upon the assurances of Pease management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of this Opinion. We have not assumed responsibility for any independent verification of this information or undertaken any obligation to verify this information. The management of Pease and Carpatsky informed us that the forecasts and reserve reports provided represent their best current judgment, at the date of the opinion, as to the future financial performance of Pease and Carpatsky, each on a stand-alone basis. We assumed reserve reports had been reasonably prepared based on the current judgment of Pease's and Carpatsky's management. We assumed no responsibility for and express no view as to the forecasts and reserves or the assumptions on which they were based. We did not perform an independent evaluation or appraisal of the assets of either Pease or Carpatsky. Furthermore, we have requested and received a representation letter from Pease indicating that they have read this Opinion letter and that they believe that it is accurate and does not omit any material facts or assumptions.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We disclaim any obligation to advise the Board of Pease or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

Our Opinion does not constitute a recommendation to any stockholder of Pease or Carpatsky as to how such stockholder should vote, or as to any other actions, which such stockholder should take in conjunction with the Merger. This Opinion relates solely to the question of fairness to Pease stockholders, from a financial point of view, of the Merger as currently proposed. Further we express no opinion herein as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, any effects resulting from environmental issue(s), the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting Pease or Carpatsky.

We are expressing no opinion as to the price at which Pease common stock will actually trade at any time. We are also expressing no opinion as to the income tax consequences of the Merger. Our Opinion does not address the relative merits of the Merger, nor does it address the Board's decision to proceed with the Merger.

Richard Houlihan, a director and shareholder of Houlihan Smith & Company, Inc. ("Houlihan") served a term as a Director of Pease from August 10, 1996 to October 2, 1997. Mr. Houlihan also holds an outstanding convertible debenture of Pease with a principal balance of $17,500 maturing in April 2001 paying 10% interest quarterly and warrants to purchase 10,000 shares of Pease at $7.50 per share. Andrew D. Smith, president and shareholder of Houlihan beneficially owns an outstanding convertible debenture o Pease with a principal balance of $17,500 maturing in April 2001 paying 10% interest quarterly. A Due Diligence Study of Pease dated May 31, 1996 was prepared by the Los Angeles Office of Houlihan Valuation Advisors ("HVA"). HVA received a fee for $35,000 plus out-of-pocket expenses for this engagement. Houlihan has no direct ownership of HVA; however, Richard Houlihan, receives a royalty in conjunction with certain HVA offices in the United States. Additionally, Mr. Houlihan is a part owner of the Los Angeles HVA office. HS&Co. and HVA share office space in downtown Chicago, Illinois; however, HVA has no other economic interest or ownership in HS&Co. Neither Richard Houlihan nor any principals of HVA participated in the preparation or analysis for this Opinion.

It is understood that this Opinion will be included in its entirety in an S-4 Registration Statement filed with the U.S. Securities and Exchange Commission. For purposes of this filing, no summary of or excerpt from this Opinion may be used, and no published reference to this Opinion letter other than the S-4 may be made without our prior express written approval, which shall not be unreasonably withheld. Notwithstanding this restriction, however, this report may be shared with professional advisors and / or consultants on a need -to-know basis.

Houlihan, a National Association of Securities Dealers member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Houlihan will receive a non-contingent from Pease relating to its services in providing this Opinion. In an engagement letter dated July 27, 1999, Pease has agreed to indemnify Houlihan with respect to Houlihan's services as follows:

         If Houlihan or any person or entity associated with Houlihan becomes involved in any way in any legal or administrative proceeding related to the services performed hereunder or the report, Pease will indemnify, defend and hold Houlihan and any such person and / or entity harmless from all damage and expenses (including reasonable attorney's fees and expenses and court costs) incurred in connection therewith, except to the extent that a court having jurisdiction shall have determined in a final judgement that such loss, claim, damage or liability resulted primarily from the negligence, bad faith, willful misfeasance, or reckless disregard of the obligations or duties of Houlihan hereunder.


Based on the foregoing and such other factors as we deem relevant, we are of the opinion that the Merger as defined and described above is fair, from a financial point of view to the stockholders of Pease as of the date hereof.

Very truly yours,
Houlihan Smith & Company, Inc.



/s/ D. Grey Merryman, CFA
D. Grey Merryman, CFA
Vice President

                                   APPENDIX D

     Section 184 of the Business Corporations Act (Alberta).

     184(1) Subject to sections 185 and 234, a holder of shares of any class of a corporation may dissent if the corporation resolves to

          (a) amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

          (b) amend its articles under section 167 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

          (c) amalgamate with another corporation, otherwise than under section 178 or 180.1,

          (d) be continued under the laws of another jurisdiction under section 182, or

          (e) sell, lease or exchange all or substantially all its property under section 183.

     (2) A holder of shares of any class or series of shares entitled to vote under section 170, other than section 170(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (3) In addition to any other right he may have,  but subject to  subsection
(20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

     (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

          (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

          (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

     (6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

          (a) by the corporation, or

          (b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

     (7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.


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     (8) Unless the Court otherwise  orders,  an offer referred to in subsection
(7) shall be sent to each dissenting shareholder

          (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

          (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

     (9) Every offer made under subsection (7) shall

          (a) be made on the same terms, and

          (b) contain or be accompanied by a statement showing how the fair value was determined.

     (10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

     (11) A dissenting shareholder

          (a) is not required to give security for costs in respect of an application under subsection (6), and

          (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

     (12) In connection with an application under subsection (6), the Court may give directions for

          (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

          (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

          (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

          (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

          (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

          (f) the service of documents, and

          (g) the burden of proof on the parties.

     (13) On an application under subsection (6), the Court shall make an order

          (a) fixing the fair value of the shares in accordance  with subsection
(3) of all dissenting shareholders who are parties to the application,

          (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

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          (c) fixing the time within which the corporation  must pay that amount to a shareholder.

     (14)   On

          (a) the action approved by the resolution from which the shareholder dissents becoming effective,

          (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

          (c) the pronouncement of an order under subsection (13),

               whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

     (15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

     (16) Until one of the events mentioned in subsection (14) occurs,

          (a) the shareholder may withdraw his dissent, or

          (b) the corporation may rescind the resolution,

      and in either event proceedings under this section shall be discontinued.

     (17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

     (18) If subsection (20) applies, the corporation shall, within 10 days after

          (a) the pronouncement of an order under subsection (13), or

          (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the
withdrawal  and  the   shareholder  is  reinstated  to  his  full  rights  as  a
shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

          (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

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          (b) the realizable value of the corporation's  assets would thereby be less than the aggregate of its liabilities.


























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